As filed with the Securities and Exchange
Commission on April 21, 2006

Registration No. 333-90516
Registration No. 811-05626

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

POST-EFFECTIVE AMENDMENT NO. [5]
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. ☐

(Check appropriate box or boxes)

SEPARATE ACCOUNT B
(Exact name of Registrant)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
(Name of Depositor)

1475 Dunwoody Drive
West Chester, Pennsylvania 19380-1478
(Address of Depositor's Principal Executive Offices) (Zip Code)
Depositor's Telephone Number, including Area Code (610) 425-3400

Michael A. Pignatella, Counsel
ING
151 Farmington Avenue
Hartford, CT 06156
(860) 723-2239

John S. (Scott) Kreighbaum, Esq.
ING Americas (U.S. Legal Services)
1475 Dunwoody Drive
West Chester, PA 19308-1478
(610) 425-3404

(Name and Address of Agent
for Service)

Approximate Date of Proposed Public Offering:
As soon as practical after the effective date of the Registration Statement

It is proposed that this filing will become effective (check appropriate box):

	immediately upon filing pursuant to paragraph (b) of Rule 485
	on _____ pursuant to paragraph (b) of Rule 485
	60 days after filing pursuant to paragraph (a)(1) of Rule 485
X	on April 28, 2006 pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Group and Individual Deferred Variable Annuity Contract

PART A

ING USA Annuity and Life Insurance Company

and its

Separate Account B

ING Rollover Choice Variable Annuity
ING Focus Variable Annuity

Supplement dated April 28, 2006

This supplement updates certain information contained in your current variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your variable annuity Contract Prospectus and SAI.

NOTICE OF FUND SUBSTITUTION

ING USA Annuity and Life Insurance Company (the "Company") and Separate Account B (the "Separate Account") have filed an application with the Securities and Exchange Commission to permit certain funds in which the subaccounts of the Separate Account invest (the "Replaced Funds") to be replaced with certain other funds (the "Substitute Funds").

Reasons for the Substitution. The principal purposes of the substitutions are as follows:

- **Implement Business Plan.** The substitutions are part of an overall business plan to provide a more streamlined, standardized, simplified and consolidated current array of funds available through the Company's products.

- **Reduced Costs and Greater Influence**. Including too many different funds with different investment advisers within the Company's products makes those products more costly to administer. The Company believes that making available affiliated funds managed by expert third party asset managers will lead to increased efficiencies, greater influence over the administrative aspects of the funds and reduced costs.

- **Due Diligence.** The substitutions will allow the Company to respond to concerns that it has identified in its due diligence review of the funds available through the products, including concerns related to changes in fund managers, performance and well-publicized investigations, claims and regulatory actions and the corresponding negative publicity.

The following funds are involved in the substitutions:

Replaced Funds	Substitute Funds
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	ING FMR^{SM} Equity Income Portfolio (Class S)

Important Information about the Proposed Substitution.

- Prior to the effective date of the substitution you will receive another supplement which will indicate the effective date of the substitution, provide you with further details about the Substitute Fund and reiterate your rights related to the substitution. You will also receive a prospectus for the Substitute Fund.
- Prior to the effective date of the substitution and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in the Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitution, all amounts you have allocated to a subaccount which invests in the Replaced Fund will automatically be reallocated to the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in the Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitution, and your account value immediately before the substitution will equal your account value immediately after the substitution.
- The total expenses of the Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund.
- The investment objective and policies of the Substitute Fund are substantially the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund.

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ING USA Annuity and Life Insurance Company

Separate Account B of ING USA Annuity and Life Insurance Company

Deferred Combination Variable and Fixed Annuity Prospectus

CUSTOMIZED SOLUTIONS - ING FOCUS

VARIABLE ANNUITY

April 28, 2006

The Contract. The contract described in this prospectus is a group and individual deferred variable annuity contract offered by ING USA Annuity and Life Insurance Company (the "Company," "we" or "our"). The contract is designed for sale in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified contracts") as well as those that do not qualify for such treatment ("non-qualified contracts"). The contract is not currently available for purchase. The contract was previously available for purchase with funds from external sources or by a transfer or rollover from an existing contract (the "prior contract") issued by us or one of our affiliates ("internal transfer"). The contract may have been issued as a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986 as amended (the "Code"), a Roth IRA under section 408A of the Code, or a tax-sheltered annuity under section 403(b) of the Code. The contract was not currently available as a Simplified Employer Pension (SEP) plan under 408(k) or as a Simple IRA under section 408(p).

The contract provides a means for you to invest your premium payments in one or more of the available mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. Some guaranteed interest periods or subaccounts may not be available in all states. The investment portfolios available under your contract are listed on the back of this cover.

You have a right to return a contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid). For IRAs, or if otherwise required by your state, we will refund the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

Replacing an existing annuity with the contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the contract may have new charges.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI") dated April 28, 2006 has been filed with the Securities and Exchange Commission ("SEC"), as well as a registration statement for the Fixed Account II, also dated April 28, 2006. They are available without charge upon request. To obtain a copy of these documents, write to our Customer Service Center at P.O. Box 9271, Des Moines, IA 50306-9271 or call 1-800-366-0066, or access the SEC's website (http://www.sec.gov). When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-90516. The number assigned to the registration statement for the Fixed Account II is 333-133156. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

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The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in any subaccount through a Trust or Fund is not a bank deposit and is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

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The investment portfolios available under your contract are:

Fidelity® VIP Contrafund® Portfolio (Service Class 2)
Fidelity® VIP Equity-Income Portfolio (Service Class 2)
Franklin Small Cap Value Securities Fund (Class 2)
ING American Century Large Company Value Portfolio (Service Class)
ING American Century Select Portfolio (Service Class)[1]
ING American Century Small-Mid Cap Value Portfolio (Service Class)[2]
ING Baron Small Cap Growth Portfolio (Service Class)
ING Davis Venture Value Portfolio (Service Class) [2]
ING Evergreen Omega Portfolio (Class S)
ING FMR^{SM} Earnings Growth Portfolio (Class S)
ING GET U.S. Core Portfolio[3]
ING Goldman Sachs® Capital Growth Portfolio (Service Class)[4]
ING JPMorgan International Portfolio Service Class)[2]
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING Legg Mason Value Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING MFS Capital Opportunities Portfolio (Service Class)
ING MFS Total Return Portfolio (Class S)
ING OpCap Balanced Value Portfolio (Service Class)
ING Oppenheimer Global Portfolio (Service Class)[1]
ING Oppenheimer Strategic Income Portfolio (Service Class)
ING PIMCO Core Bond Portfolio (Class S)

ING PIMCO Total Return Portfolio (Service Class)
ING Pioneer Fund Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Service Class)
ING T. Rowe Price Growth Equity Portfolio (Service Class)
ING UBS U.S. Large Cap Equity Portfolio (Service Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Service Class)[1]
ING VP Balanced Portfolio, Inc. (Class S)
ING VP Growth and Income Portfolio (Class S)
ING VP Growth Portfolio (Class S)
ING VP Index Plus International Equity Portfolio (Class S)
ING VP Index Plus LargeCap Portfolio (Class S)
ING VP Index Plus MidCap Portfolio (Class S)
ING VP Index Plus SmallCap Portfolio (Class S)
ING VP Intermediate Bond Portfolio (Class S)
ING VP International Equity Portfolio (Class S)
ING VP International Value Portfolio (Class S)
ING VP MidCap Opportunities Portfolio (Class S)
ING VP Small Company Portfolio (Class S)
ING VP SmallCap Opportunities Portfolio (Class S)
ING VP Value Opportunity Portfolio (Class S)
Pioneer Equity Income VCT Portfolio (Class II)

(1) As of April 29, 2005, Initial Class shares of these funds were closed for further investment.

(2) This fund has changed its name to the name listed above. See Appendix B – The Investment Portfolios for a complete list of former and current fund names.

(3) The ING GET U.S. Portfolio is not currently available.

(4) Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

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The above mutual fund investment portfolios are purchased and held by corresponding divisions of our Separate Account B. We refer to the divisions as "subaccounts" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

TABLE OF CONTENTS

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INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

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Special Term	Page
Accumulation Unit	3
Annual Ratchet	23
Annuitant	11
Income Phase Start Date	11
Cash Surrender Value	15
Claim Date	22
Contract Date	11
Contract Owner	11
Contract Value	15
Contract Year	11
Free Withdrawal Amount	8
Net Investment Factor	3
Net Rate of Return	4
Restricted Fund	6
Special Funds	7
Standard Death Benefit	23

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The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Income Phase Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

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The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options.

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Contract Owner Transaction Expenses[1]

Surrender Charge

Complete Years Elapsed Since Premium Payment*	0	1	2	3+
Surrender Charge	3%	2%	1%	0%

   *   For amounts transferred or rolled over into this contract as an internal transfer, see "Charges Deducted From Contract Value - Surrender Charge."

Transfer Charge[2]...$25
(per transfer, if you make more than 12 transfers in a contract year)

   [1]   If you are invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

   [2]   We currently do not impose this charge, but may do so in the future.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

Annual Contract Administrative Charge[3]

Administrative Charge..$30

(We waive this charge if the total of your premium payment is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

   [3]   We deduct this charge on each contract anniversary and on surrender.

Separate Account Annual Charges[4]

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	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.60%	0.80%
Asset-Based Administrative Charge	0.15%	0.15%
Total	0.75%	0.95%
GET Fund Guarantee Charge [5]	<u>0.50%</u>	<u>0.50%</u>

Total With GET Fund Guarantee Charge	1.25%	1.45%

[4] As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.

[5] The ING GET U.S. Core Portfolio Fund Guarantee Charge is deducted daily during the guarantee period from amounts allocated to the ING GET U.S. Core Portfolio investment option. Please see "The Trusts and Funds- GET Fund" for a description of the ING GET U.S. Core Portfolio guarantee. No series of ING GET U.S. Core Portfolios are currently available for investment under the Contract.

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The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

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Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	0.54%	1.50%

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State premium taxes (which currently range from 0% to 4.0% of premium payments) may also apply, but are not

reflected in the tables above or in the examples below.

Example:

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses.

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The example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Trusts or Funds. Specifically, the example assumes election of Option Package II. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.06% of assets. If you elect different options, your expenses may be lower. Note that if some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Note that surrender charges may apply if you choose to annuitize your contract within the first contract year and, under certain circumstances, within the first three contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$562	$945	$1,514	$3,636
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$562	$945	$1,514	$3,636
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$262	$845	$1,514	$3,636

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Compensation is paid for the sale of the contracts. For information about this compensation, see "Selling the Contract."

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Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Charges and Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional

compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Charges and Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Charges and Fees - Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.
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CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix A, we provide condensed financial information about Separate Account B subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability.

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Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B (the separate account) and financial statements and the related notes to financial statements for ING USA Annuity and Life Insurance Company are located in the Statement of Additional Information.

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Accumulation Unit

We use accumulation units to calculate the value of a contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of Separate Account B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in Appendix A - Condensed Financial Information. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

The Net Investment Factor

The Net Investment Factor is an index number which reflects certain charges under the contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1) We take the net asset value of the subaccount at the end of each business day.

2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.

3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.

4) We then subtract the applicable daily mortality and expense risk charge and the daily asset-based administrative charge from the subaccount and, for the GET Fund subaccount only, the daily GET Fund

guarantee charge.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Performance Information

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

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Standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolio (or when the portfolio was first made available through the Separate Account) and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the contract had been in existence before the separate account began investing in the portfolios.

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Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

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ING USA ANNUITY AND LIFE INSURANCE COMPANY

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ING USA Annuity and Life Insurance Company (the "Company") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. The Company is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands. The Company is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia.

Lion Connecticut is also the holding company for Directed Services, Inc., the investment manager of the ING Investors Trust and the distributor of the contracts, and other interests. ING Investments, LLC and ING Investment Management, Co., portfolio managers of the ING Investors Trust, and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust, and ING Variable Product Portfolios, respectively, are affiliates of the Company. ING Life Insurance and Annuity Company, the investment adviser of ING Partners, Inc., is also an affiliate of the Company.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Regulatory Developments – the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.
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The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers, Inc. ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to the Company or certain affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Insurance and Other Regulatory Matters. The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.
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ING USA SEPARATE ACCOUNT B

ING USA Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contracts.

Note: We currently offer other variable annuity contracts that invest in Separate Account B but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract - Addition, Deletion, or Substitution of Subaccounts and

Other Changes."
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You will find information about the Trusts and Funds currently available under your contract in Appendix B - The Investment Portfolios. A prospectus containing more complete information on each Trust or Fund may be obtained by calling our Customer Service Center at 1-800-366-0066. You should read the prospectus carefully before investing.

If, due to differences in tax treatment or other considerations, the interests of the contract owners of various contracts participating in the Trusts or Funds conflict, we, the Board of Trustees or Directors of the Trusts or Funds, and any other insurance companies participating in the Trusts or Funds will monitor events to identify and resolve any material conflicts that may arise.

ING GET U.S. Core Portfolio

An ING GET U.S. Core Portfolio ("GET Fund") series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into a GET Fund series. Each GET Fund series has an offering period of three months or longer which precedes the guarantee period. The GET Fund investment option may not be available under your contract or in your state.

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Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. We are not currently offering any series of the ING GET Fund for investment. The Company makes a guarantee when you direct money into a GET Fund series. We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value, and any amounts you transfer or withdraw from the GET Fund subaccount for that series. The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The GET Fund subaccount is not available for dollar cost averaging or automatic rebalancing.

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Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits. If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the GET Fund investment option, including charges and expenses.

Restricted Funds

We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: no more than 30

percent of contract value, up to 100 percent of each premium and no more than $999,999,999. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments" in this prospectus for more information on the effect of Restricted Funds.

SPECIAL FUNDS

We use the term Special Funds in the discussion of the death benefit options. Currently, no subaccounts have been designated as Special Funds. The Company may, at any time, designate new and/or existing subaccounts as a Special Fund with 30 days notice with respect to new premiums added or transfers to such subaccounts. Such subaccounts will include those that, due to their volatility, are excluded from the death benefit guarantees that may otherwise be provided. Designation of a subaccount as a Special Fund may vary by benefit. For example, a subaccount may be designated a Special Fund for purposes of calculating one death benefit and not another.

CHARGES AND FEES

We deduct the contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for distributing and administering the contracts, including compensation and expenses paid in connection with sales of the contracts, for paying the benefits payable under the contracts and for bearing various risks associated with the contracts. The amount of a contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of contracts.

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Charge Deduction Subaccount
You may elect to have all charges against your contract value, except daily charges, deducted directly from a single subaccount designated by the Company. Currently we use the ING Liquid Assets Portfolio subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

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Charges Deducted from the Contract Value
We deduct the following charges from your contract value:

Surrender Charge. Internal transfers when the prior contract or arrangement either imposed a front end load or

had no applicable surrender charge: There is no surrender charge under this contract on amounts transferred or rolled over from a prior contract as an internal transfer when the prior contract imposed a front end load, there was no applicable surrender charge under the prior contract, or if the prior contract would not have assessed a surrender charge if the money had been transferred to a contract issued by a non-affiliated company.

Transfers from external sources, internal transfers when the prior contract had an applicable surrender charge and/or additional premium payments not part of an internal transfer: We deduct a surrender charge if you surrender your contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; or 2) your required minimum distribution ("RMD") attributable to amounts held under your contract.

The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn. The surrender charge is based on the total amount withdrawn including the amount deducted for the surrender charge. It is deducted from the contract value remaining after you have received the amount requested for withdrawal. The surrender charge is not based on or deducted from the amount you requested as a withdrawal. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

Complete Years Elapsed Since Premium Payment*	0	1	2	3+
Surrender Charge	3%	2%	1%	0%

    *   For amounts transferred or rolled over into this contract as an internal transfer, the "Complete Years Elapsed" are calculated from the date of the first premium payment made under the prior contract or, if earlier, the effective date of the prior contract.

Waiver of Surrender Charge for Extended Medical Care. We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your contract for more information. The waiver of surrender charge may not be available in all states.

Free Withdrawal Amount. The Free Withdrawal Amount in any contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of the withdrawal; and 2) your RMD attributable to amounts held under the contract. The Free Withdrawal Amount does not include your RMD for the tax year containing the contract date of this contract.

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Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distributions under the Internal Revenue Code of 1986, as amended (the "Tax Code"). We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment.**

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For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix E. Earnings for purposes of calculating the surrender charge for excess withdrawals

may not be the same as earnings under federal tax law. Although we treat premium payments as being withdrawn before earnings for purposes of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

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Premium Taxes. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 4%% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value on the income phase start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the annuity payments begin. In

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those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the contract, when you take an excess withdrawal, or on the income phase start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary, or if you surrender your contract prior to a contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per contract unless waived under conditions we established. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

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Redemption Fees. Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

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Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the option package you have elected. The charge is deducted on each business day based on the assets you have in each subaccount. In the event there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts.

Option Package I		Option Package II	
Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate
0.60%	0.001649%	0.80%	0.002201%

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .000411% from your assets in each subaccount. This charge is deducted daily from your assets in each subaccount.

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ING GET U.S. Core Portfolio Guarantee Charge. The ING GET U.S. Core Portfolio guarantee charge is deducted each business day during the guarantee period if you elect to invest in the ING GET U.S. Core Portfolio. The amount of the ING GET U.S. Core Portfolio guarantee charge, on an annual basis, is 0.50% and is deducted from amounts allocated to the ING GET U.S. Core Portfolio investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the ING GET U.S. Core Portfolio subaccount. See "The Trust and Funds- ING GET U.S. Core Portfolio."

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Trust and Fund Expenses

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As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of

the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

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The Company or its U.S. affiliates receive varying levels of revenue from each of the funds available through the contract. In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Company affiliates (including but not limited to ING Investments, LLC, ING Life Insurance and Annuity Company, and Directed Services, Inc.), which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue.

In addition to the types of revenue received from affiliated and unaffiliated funds described below, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by ING Investments, LLC, ING Life Insurance and Annuity Company, Directed Services, Inc. or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

•   Service fees that are deducted from fund assets, which are disclosed in each fund prospectus; and

•   For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in each fund prospectus.

Additionally, the Company receives other revenues from affiliated funds which may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

•   For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the applicable fund prospectus; and

•   Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the contract. These additional

payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.
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The following table shows the 3 unaffiliated fund families and/or investment management groups which have funds currently offered through the contract, ranked according to the total amount they paid to the Company or its affiliates in 2005, in connection with the registered variable annuity contracts issued by the Company:

1) Fidelity® Variable Insurance Products
2) Franklin Templeton Variable Insurance Products Trust
3) Pioneer Variable Contracts Trust

Some of the fund families listed above may not have paid any amounts to the Company or its affiliates during 2005 in connection with the registered variable annuity contracts issued by the Company. If the revenues received from affiliated funds were included in the table above, payments from ING Investments, LLC and other Company affiliates would be at the top of the list.
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Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

THE ANNUITY CONTRACT

The contract described in this prospectus is a deferred combination variable and fixed annuity contract. The contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trusts and Funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See Appendix C and the Fixed Account II prospectus for more information on the Fixed Interest Allocation and Fixed Account.

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When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

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Contract Date and Contract Year

The date the contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit (likely a taxable event). If no beneficial owner of the trust has been designated, the availability of Option II will be based on the age of the annuitant at the time you purchase the contract. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

Income Phase Start Date

The income phase start date is the date you start receiving income phase payments under your contract. The contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the income phase start date. The income phase begins when you start receiving regular income phase payments from your contract on the income phase start date.

Annuitant

The annuitant is the person designated by you to be the measuring life in determining income phase payments. The annuitant's age determines when the income phase must begin and the amount of the income phase payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the contract is in effect.

The contract owner will receive the income phase benefits of the contract if the annuitant is living on the income phase start date. If the annuitant dies before the income phase start date and a contingent annuitant has been named, the contingent

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annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

When the annuitant dies before the income phase start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the income phase start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if the contract owner is not an individual.

Beneficiary

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The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the income phase start date. We pay death benefits to the primary beneficiary.

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If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the contract. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for change of beneficiary must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

Change of Contract Owner or Beneficiary. During the annuitant's lifetime, you may transfer ownership of a non-qualified contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the contract. The new owner's death will determine when a death benefit is payable.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the contract. You may also restrict a beneficiary's right to elect an annuity option or receive a lump sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. Please date your request. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

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Purchase and Availability of the Contract

The contract is not currently available for purchase. Purchase of the contract was subject to the following restrictions:

The minimum initial payment to purchase the contract was $5,000. When available, this payment may be made either by funds from qualified or non-qualified external sources ("external sources") or by a transfer or rollover from an existing contract or arrangement (the "prior contract") issued by us or one of our affiliates ("internal transfer"). The internal transfer must be from one or more of the following sources:

- a traditional IRA under Tax Code section 408(b);

- an individual retirement account under Tax Code section 408(a) or 403(a);

- a tax-deferred annuity under Tax Code section 403(b);

- a qualified pension or profit sharing plan under Tax Code section 401(a) or 401(k);

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- certain retirement arrangements that qualify under Tax Code section 457(b); or

- a custodial account under Tax Code section 403(b)(7).

The contract may not be available for purchase through all of these sources at all times. There were two option packages available under the contract. The maximum age for purchase of the contract is 85 for Option Package I and 80 for Option Package II. An option package is selected at the time of application. Each option package is unique.

Additional premium payments may be made up to the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

The contract was available as part of a personal retirement plan (a "non-qualified contract"), as a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Tax Code, as a Roth IRA under Section 408A of the Tax Code or as a tax-deferred annuity under Tax Code section 403(b). The contract was not available as a Simplified Employer Pension (SEP) Plan under 408(k) or as a Simple IRA under Section 408(P).

Factors to Consider in the Purchase Decision.
The contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. **You should not buy this contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this contract.** The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1) Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
2) Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3) Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4) Exchanges - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

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IRAs and other qualified plans already have the tax-deferral feature found in this contract. For an additional cost, the contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus. **If you are considering Option II and your contract will be an IRA, see "Federal Tax Considerations - Individual Retirement Annuities" and "Tax Consequences of Death Benefits" in this prospectus.**

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Other Products

We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of contract values allocated to investment portfolios

of Trusts or Funds affiliated with ING. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative.

Crediting of Premium Payments

We will process your initial premium within 2 business days after receipt, if the application and all information necessary for processing the contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed.

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We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. For initial premium payments designated for a subaccount of Separate Account B, the payment will be credited at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccounts and/or Fixed Interest Allocation of Separate Account B specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

1) If either your state or broker-dealer do not permit us to issue a contract without an application, we reserve the right to rescind the contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the contract will be voided. Some states require that we return the premium paid.

2) If your state and broker-dealer allow us to issue a contract without an application, we will issue and mail the contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker-dealer may execute any financial transactions on your contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your designated representative within 5 days, we will refund the subsequent payment. For any subsequent premium payments, the payment designated for a subaccount of Separate Account B will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

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Once we allocate your premium payment if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the ING Liquid Assets Portfolio subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.



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We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

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Administrative Procedures

We may accept a request for contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that with regard to withdrawal requests, the risk of a fraudulent transaction is increased by the use of a facsimile withdrawal request form, even if appropriate identifying information is provided.

Sending Forms and Written Requests in Good Order.

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If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

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Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the ING Liquid Assets Portfolio subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

  (1) We take the contract value in the subaccount at the end of the preceding business day.

  (2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.

  (3) We add (1) and (2).

  (4) We add to (3) any additional premium payments and then add or subtract any transfers to or from that subaccount.

  (5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. See the Fixed Account II prospectus for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value

You may surrender the contract at any time while the annuitant is living and before the income phase start date. A surrender will be effective on the date your written request and the contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the ING Liquid Assets Portfolio subaccount) prior to

processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

The Subaccounts

Each of the subaccounts of Separate Account B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account B invests in a corresponding portfolio of a Trust of Fund.

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the contract. These subaccounts will invest in investment portfolios we find suitable for your contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your contract and compliance with regulatory requirements.

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We may amend the contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

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We also reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts.

We will, of course, provide you with written notice before any of these changes are effected.

The Fixed Account

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The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See Appendix C and the Fixed Account II prospectus for more information. To obtain a copy of the Fixed Account II prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

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Other Contracts

We offer other variable annuity contracts that also invest in the same investment portfolios of the Trusts. These contracts have different charges that could affect their performance, and may offer different benefits more suitable to your needs. To obtain more information about these other contracts, contact our Customer Service Center or your registered representative.

WITHDRAWALS

Except under certain qualified contracts, at any time during the accumulation phase and before the death of the contract owner, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $100, we may treat it as a request to surrender the contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is equal to or less than the greater of: 1) 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year; or 2) your RMD attributable to amounts held under the contract. The Free Withdrawal Amount does not include your

RMD for the tax year containing the contract date of this contract.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your

request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. If the aggregate percentage cap on allocations to the Restricted Funds has been exceeded, any subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. If a requested withdrawal would cause the percentage cap to be exceeded, the amount of the withdrawal in excess of the cap would be taken pro-rata from all variable subaccounts.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the ING Liquid Assets Portfolio subaccount) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive.

We offer the following three withdrawal options. Other than surrender charges and market value adjustment, if applicable, there is no additional charge for these features.

Regular Withdrawals

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date. See Appendix C and the Fixed Account II prospectus for more information on the application of Market Value adjustment.

Systematic Withdrawals

You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested.

You decide when you would like systematic payments to start as long as it starts at least 28 days after your contract date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your contract date. If your contract date is after the 28th day of the month, your systematic withdrawal will be made on the 28th day of each month.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.



If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

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Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable maximum percentage.

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IRA Withdrawals
If you have a traditional IRA contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will

make the withdrawals on the same calendar day of the month as the contract date. If your contract date is after the 28th day of the month, your IRA withdrawal will be made on the 28th day of the month.

You may request that we calculate for you the amount that is required to be withdrawn from your contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100.

At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

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Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

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TRANSFERS AMONG YOUR INVESTMENTS

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the income phase start date. Transfers to a GET Fund series may only be made during the offering period for that GET Fund series. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Special Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of regular trading on the New York Stock Exchange will be effected on the next business day. Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the Internet or other approved electronic means.

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Limits Imposed by Underlying Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

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We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

- Exceeds our current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in our sole discretion, to be not in the best interests of other contract owners.

If we determine that you have violated our excessive trading policy we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and will extend to other Company variable annuity contracts that you own. It may also be extended to other variable contracts and variable life insurance policies that are issued to you by our affiliates. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your contract or to another contract owner's variable contract or policy, we will also take the following actions, without prior notice:

- Not accept transfer instructions from that organization individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations individuals or other parties acting on behalf of more than one contract owner at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The Company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.
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Dollar Cost Averaging

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) ING Liquid Assets Portfolio subaccount, or (ii) a Fixed Interest Allocation with either a 6-month or a 1-year guaranteed interest period. This subaccount or Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccounts selected by you. We also may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively for use with the dollar cost averaging program. The DCA Fixed Interest Allocations require a minimum premium payment of $1,200 directed into a DCA Fixed Interest Allocation. Transfers made pursuant to a dollar cost averaging program do not count toward the 12 transfer limit on free transfers. There is no additional charge for this feature.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this.

When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Unless you have a DCA Fixed Interest Allocation, you elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the ING Liquid Assets Portfolio subaccount or a 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. If your source account is a 6-month Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 6. You may change the transfer amount once each contract year. If you have a DCA Fixed Interest Allocation, there is no minimum or maximum transfer amount; we will transfer all your money allocated to that source account into the subaccount(s) in equal payments over the selected 6-month or 1-year period. The last payment will include earnings accrued over the course of the selected period. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers from a Fixed Interest Allocation or a DCA Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the ING Liquid Assets Portfolio subaccount. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Appendix B - The Investment Portfolios." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).

- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to Restricted Funds.

- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such changes will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Transfers made pursuant to automatic rebalancing do not count toward the 12 transfer limit on free transfers. There is no additional charge for this feature. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "The Investment Portfolios." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals effected on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit during the Accumulation Phase

During the accumulation phase, a death benefit is payable when either the contract owner or the annuitant (when a contract owner is not an individual) dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the contract. The death benefit paid depends on the option package you have chosen. The death benefit value is calculated as of the claim date (the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center). If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The proceeds may be received in a single sum or applied to any of the income phase payment options, or, if available, paid over the beneficiary's lifetime. (See "Systematic Withdrawals" above). A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

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If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless you elect otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options. We will generally distribute death benefit proceeds within 7 calendar days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Death."

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You may select one of the option packages described below which will determine the death benefit payable. Option Package I is available only if the contract owner and the annuitant are not more than 85 years old at the time of purchase. Option Package II is available only if the contract owner and annuitant are not more than 80 years old at the time of purchase. A change in ownership of the contract may affect the amount of the death benefit payable.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies.

The differences are summarized as follows:

	Option Package I	**Option Package II**
Death Benefit on Death of the Owner:	The greater of:	The greatest of:
	(1) the Standard Death Benefit; or	(1) the Standard Death Benefit; or
	(2) the contract value.	(2) the contract value; or
		(3) the Annual Ratchet death benefit.

Currently, no investment portfolios are designated as "Special Funds."

We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund may limit or reduce the enhanced death benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may at our discretion reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefits described below. You do not elect the Base Death Benefit. The **Base Death Benefit** is equal to the greater of:

1) the contract value; or
2) the cash surrender value.

The **Standard Death Benefit** equals the **greater** of the Base Death Benefit or the **sum** of 1) and 2):

1) the contract value allocated to Special Funds; and
2) the Standard Minimum Guaranteed Death Benefit for amounts allocated to Non-Special Funds.

The **Standard Minimum Guaranteed Death Benefit** equals:

1) the initial premium payment allocated to Special and Non-Special Funds, respectively;
2) increased by premium payments, and adjusted for transfers, allocated to Special and Non-Special Funds, respectively, after issue; and
3) reduced by a pro-rata adjustment for any withdrawal or transfer taken from the Special and Non-Special Funds, respectively.

In the event of transfers from Special to Non-Special funds, the increase in the Minimum Guaranteed Death Benefit of the Non-Special Fund will equal the lesser of the reduction in the Minimum Guaranteed Death Benefit in the Special Fund and the contract value transferred. In the event of transfers from Non-Special to Special Funds, the increase in the Minimum Guaranteed Death Benefit of the Special Fund will equal the reduction in the Minimum Guaranteed Death Benefit in the Non-Special Fund.

The **Annual Ratchet Enhanced Death Benefit** equals the **greater** of:

1) the Standard Death Benefit; or
2) the sum of the contract value allocated to Special Funds and the Annual Ratchet Minimum Guaranteed Death Benefit allocated to Non-Special Funds.

The **Annual Ratchet Minimum Guaranteed Death Benefit** equals:

1) the initial premium allocated at issue to Special and Non-Special Funds, respectively;
2) increased dollar for dollar by any premium, allocated after issue to Special and Non-Special Funds, respectively;
3) for Non-Special Funds, adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds from the prior anniversary (adjusted for new premiums, partial withdrawals allocated to Non-Special Funds, and transfers between Special and Non-Special Funds) and the current contract value allocated to Non-Special Funds;
4) for Special Funds, adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds from the prior anniversary (adjusted for new premiums, partial withdrawals allocated to Special Funds, and transfers between Special and Non-Special Funds) and the current contract value allocated to Special Funds.

Withdrawals reduce the Annual Ratchet Minimum Guaranteed Death Benefit on a pro-rata basis, based on the amount withdrawn from the Special and Non-Special Funds, respectively. The amount of the pro-rata adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the Annual Ratchet Minimum Guaranteed Death

Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before withdrawal. The amount of the pro-rata adjustment for Special Funds will equal (a) times (b) divided by (c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal.

Transfers from Special to Non-Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds on a pro-rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit in the Non-Special Funds will equal the lesser of the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit in the Special Funds and the contract value transferred.

Transfers from Non-Special to Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds on a pro-rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for the Special Funds will equal the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for the Non-Special Funds.

Note: The enhanced death benefits may not be available in all states.

Transfers Between Option Packages. You may transfer from one option package to another on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. No transfers between option packages are permitted after you attain age 80.

If you transfer from Option I to Option II, the minimum guaranteed death benefit for Special and Non-Special Funds will equal the contract value for Special and Non-Special Funds, respectively, on the effective date of the transfer. A change of owner may cause an option package transfer on other than a contract anniversary.

Death Benefit During the Income Phase

If any contract owner or the annuitant dies after the income phase start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation after Death - Spouse

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. At subsequent surrender, we will waive any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner, as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

Continuation after Death - Non Spouse

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If the beneficiary is not the spouse of the owner, the contract may continue in force subject to the required distribution rules of the Tax Code. See "Required Distributions upon Death."

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If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefit will then terminate. At subsequent surrender, we will waive any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner. No additional premium payments may be made.



Required Distributions Upon Contract Owner's Death

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We will not allow any payment of benefits provided under a non-qualified contract which do not satisfy the requirements of Section 72(s) of the Tax Code.

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If any contract owner of a non-qualified contract dies before the income phase payment start date, the death benefit payable to the beneficiary (calculated as described under "Death Benefit Choices" in this prospectus) will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the contract in effect prior to such election will cease; (2) the spouse will become the owner of the contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the contract or allowed by the Company will belong to the spouse as contract owner of the contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a non-spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a non-spouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the contract.

If a contract owner dies after the income phase payment start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the contract or allowed by us will pass to the contract owner's beneficiary.

If a contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

THE INCOME PHASE

During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

- Payment start date;

- Income phase payment option (see the income phase payment options table in this section);

- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

- Choice of fixed, and, if available at the time an income phase payment option is selected, variable

or a combination of both fixed and variable payments; and

- Selection of an assumed net investment rate (only if variable payments are elected).

Your contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. Our current annuity options provide only for fixed payments.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3.5%. If you select a 5% rate, for example, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, for example, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI.

Minimum Payment Amounts. The income phase payment option you select must result in:

- A first income phase payment of at least $50; and

- Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:

- The first day of the month following the annuitant's 90th birthday; or

- The tenth anniversary of the last premium payment made to your contract.

Income phase payments will not begin until you have selected an income phase payment option. Surrender charges may apply if income phase payments begin within the first five contract years. Failure to select an income phase payment option by the later of the annuitant's 90th birthday or the tenth anniversary of your last premium payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

Income phase payments may not extend beyond:

    (a)   The life of the annuitant;
    (b)   The joint lives of the annuitant and beneficiary;
    (c)   A guaranteed period greater than the annuitant's life expectancy; or
    (d)   A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 100.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "Federal Tax Considerations" for further discussion of rules relating to income phase payments.

Charges Deducted

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no

longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.50% of amounts invested in the subaccounts. See "Fees and Expenses."

- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.15% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees and Expenses."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless you elect otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment.

If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

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Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "**Federal Tax Considerations**".

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Payment Options
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:
Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date.
	Death Benefit-None: All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract.
	Death Benefit-Payment to the Beneficiary: If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.



Life Income-
Two Lives
	Length of Payments: For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date.
	
	Continuing Payments: When you select this option you choose for:
	
	  a) 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or
	
	  b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.
	
	Death Benefit-None: All payments end upon the death of both annuitants.

Life Income- Two Lives- Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income- Cash Refund Option (limited availability- fixed payments only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income-Two Lives-Cash Refund Option (limited availability-fixed payments only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.

Nonlifetime Income Phase Payment Option	
Nonlifetime- Guaranteed Payments*	**Length of Payments:** You may select payments for 5 to 30 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.

Lump-Sum Payment: If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners

We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies contained in the report or in any confirmation notices. We will also send you copies of any shareholder reports of the investment portfolios in which Separate Account B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the contract shall be those that the premium payment would have bought at the correct age or sex.

Contract Changes - Applicable Tax Law

We have the right to make changes in the contract to continue to qualify the contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

Free Look

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You may cancel your contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the contract to you. Some states may require a longer free look period. To cancel, you need to send your contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, (i) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. In the case of IRA's cancelled within 7 days of receipt of the contract and in some states, we are required to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these circumstances, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets Portfolio subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase your contract. Your contract is void as of the day we receive your contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

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Special Arrangements

We may reduce or waive any contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.



CONTRACT DISTRIBUTION

Selling the Contract

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Our affiliate, Directed Services, Inc. ("DSI"), 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the contract as well as for other Company contracts. DSI, a New York corporation, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

DSI does not retain any commissions or compensation paid to it by the Company for contract sales. DSI enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are NASD member firms.

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DSI pays selling firms compensation for the promotion and sale of the contracts. Registered representatives of the selling firms who solicit sales of the contracts typically receive a portion of the compensation paid by DSI to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the contracts.

DSI pays selling firms for contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.55% of all, or a portion, of values of contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 7.0% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, DSI may pay or allow other promotional incentives or payments in the form of cash or other compensation to selling firms.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

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DSI has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of contracts described above, DSI may also pay selling firms additional compensation or reimbursement for their efforts in selling contracts to you and other customers, including for, among other things, training of sales personnel, marketing or other sales-related services they provide to us or our affiliates. This compensation or reimbursement may take the form of:

- Marketing allowances;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;

- Payment or reimbursement of attendance by registered representatives at training or education meetings sponsored by the selling firm or by us, as permitted by NASD Rules; and

- Contribution to the cost of meetings held by affiliated or unaffiliated selling firms, as permitted by NASD Rules.

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The following is a list of the top 25 selling firms that, during 2005, received the largest dollar amounts, in the aggregate, from DSI in connection with the sale of annuity contracts, ranked by total dollars received:

1)	Morgan Stanley DW Inc.	14)	Investors Capital Corp.
2)	UBS Financial Services, Inc.	15)	PrimeVest Financial Services, Inc.
3)	Linsco/Private Ledger Corp.	16)	Centaurus Financial, Inc.
4)	Citigroup Global Markets, Inc.	17)	McDonald Investments Inc.
5)	Wachovia Securities LLC	18)	RBC Dain Rauscher Inc.
6)	Wells Fargo Investments, LLC	19)	Commonwealth Financial Network
7)	Planning Corporation of America	20)	Mutual Service Corporation
8)	National Planning Corporation	21)	Lincoln Financial Advisors Corporation
	Merrill Lynch, Pierce, Fenner, & Smith		
9)	Incorporated	22)	NFP Securities, Inc.
10)	ING Financial Partners	23)	Compass Brokerage, Inc.
11)	A. G. Edwards & Sons, Inc.	24)	Citicorp Investment Services
12)	Financial Network Investment Corporation.	25)	Securities America, Inc.
13)	ING Financial Advisors, LLC		

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DSI may also compensate wholesalers/distributors, and their sales management personnel, for contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values.

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Affiliated selling firms may include Bancnorth Investment Group, Inc., Financial Network Investment Corporation, Guaranty Brokerage Services, Inc., ING America Equities, Inc., ING Direct Funds Limited, ING DIRECT Securities, Inc., ING Financial Advisers, LLC, ING Financial Markets LLC., ING Financial Partners, Inc., ING Funds Distributor, LLC, ING Investment Management Services LLC, Multi-Financial Securities Corporation, PrimeVest Financial Services, Inc. and Systematized Benefits Administrators, Inc.

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We do not pay any additional compensation on the sale or exercise of any of the contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sales of annuity contracts. Although some firms receive more compensation from us than others because of their volume of sales, you pay the same amount to purchase contracts regardless of which selling firm or registered representative sells you the contract. Nevertheless, it is important for you to know that the payment of volume-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company.

OTHER INFORMATION

Voting Rights

We will vote the shares of a Trust owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion.

State Regulation

We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable contract offered by this prospectus has

been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

31

Legal Proceedings

We are not aware of any pending legal proceedings which involve Separate Account B as a party.

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The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services, Inc., the principal underwriter and distributor of the contract, (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services, Inc. is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

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FEDERAL TAX CONSIDERATIONS

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Introduction

This section discusses our understanding of current federal income tax laws affecting the contracts. You should keep the following in mind when reading it:

Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;

- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax qualified retirement arrangements. For more comprehensive information contact the Internal Revenue Service (IRS).

Types of Contracts: Non-qualified or Qualified

The contracts may be purchased on a non-tax-qualified basis (non-qualified contracts) or on a tax-qualified basis (qualified contracts). Non-qualified contracts are purchased with after-tax contributions and are not related to retirement plans or programs that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code section 403(b), 408 or 408A of the Tax Code.

Taxation of Non-qualified Contracts

Taxation of Gains Prior to Distribution

Tax Code section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified contract until a distribution occurs or until income phase payments begin. This assumes that the contracts will qualify as annuity contracts for federal

income tax purposes. In order to receive deferral of taxation, the requirements listed below must be satisfied.

Investor Control. Although earnings under the contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances income and gains from the separate account
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assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which contract owners can direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contracts as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The non-qualified contracts contain provisions that are intended to comply with these Tax Code requirements although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Non-Natural Holders of a Non-qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the withdrawal value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract owner is not a natural person, a change in annuitant is treated as the death of the contract owner.

Delayed Income Phase Start Date. If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g. age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Diversification. Internal Revenue Code Section 817(h) requires investments within a separate account to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification, and the Internal Revenue Service has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding fund must meet certain tests. If these tests are not met, you would then be subject to federal income tax on income under your contract as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your contract. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your contract does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary in order to do so.

Taxation of Distributions

General. When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any early withdrawal charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a full withdrawal from a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's cost basis in the contract.
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10% Penalty. A 10% penalty tax applies to the taxable portion of a distribution from a non-qualified deferred annuity contract unless certain exceptions apply, including one or more of the following:

a) You have attained age 59½

b) You have become disabled as defined in the Tax Code;

c) You (or the annuitant if the contract owner is a non-natural person) have died;

d)   The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or

e) The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

    Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, any distributions other than income phase payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchange into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract" and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. However, the IRS has reserved the right to treat transactions it considers abusive as ineligible for favorable partial 1035 tax-free exchange treatment. It is not certain whether the IRS would treat an immediate withdrawal or annuitization after a partial exchange as abusive. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract directly into an immediate annuity. Currently, we will accept a partial 1035 exchange from a non-qualified annuity into a deferred annuity or an immediate annuity as a tax-free transaction unless we believe that we would be expected to treat the transaction as abusive. We are not responsible for the manner in which any other insurance company, for tax-reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange with your tax advisor prior to proceeding with the transaction.

    Taxation of Income Phase Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. Once your investment in the contract has been fully recovered, however, the full amount of each income phase payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as income phase payments. Please consult your tax adviser before electing partial annuitization.

    Death Benefits. Amounts may be distributed from the contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a full withdrawal of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as income phase payments. Special rules may apply to amounts distributed after a beneficiary has elected to maintain contract value and receive payments.



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Different distribution requirements apply if your death occurs:

> After you begin receiving income phase payments under the contract; or
> Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed by August 31, 2011. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignment and Other Transfers. A transfer, pledge, or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (i) that is purchased with a single premium, (ii) with income phase payments starting within one year of the date of purchase, and (iii) that provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all deferred non-qualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of income phase payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.
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Taxation of Qualified Contracts

General
The contracts are primarily designed for use with Tax Code section 403(b) plans, and as IRAs under Tax Code sections 408 and 408A. (We refer to all of these as "qualified plans"). The tax rules applicable to contract holders in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Contract owners and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral
Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan, including 403(b) plans and IRAs, an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 403(b) Tax-Deferred Annuities. The contracts are available as Tax Code section 403(b) tax-deferred annuities. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

In November, 2004 the Treasury Department proposed regulations which, if finalized, are not scheduled to take effect until after 2006. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a contract owner to a distribution; (b) a revocation of IRS Revenue Ruling 90-24, which would increase restrictions on a contract owner's right to transfer his or her 403(b) accounts; and (c) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (SEP) or Savings Incentive Match Plan for Employees (SIMPLE) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.
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Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with your tax adviser in connection with contributions to a qualified contract.

403(b) Plans. Total annual contributions by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $44,000. Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b) plan to generally no more than $15,000. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

Purchase payments to your contract will be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable.

Catch-up Contributions. Notwithstanding the contribution limits noted above, a participant in 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) $5,000; or
(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with your tax adviser.

Distributions - General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

403(b) Plans. All distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code; or
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code.

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A payment is an eligible rollover distribution unless it is:

- part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- a required minimum distribution under Tax Code section 401(a)(9);
- a hardship withdrawal;
- otherwise excludable from income; or
- not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan unless certain exceptions, including one or more of the following, have occurred:

a) You have attained age 59½

b) You have become disabled, as defined in the Tax Code;

c) You have died and the distribution is to your beneficiary;

d) You have separated from service with the sponsor at or after age 55;

e) The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;

f) You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;

g) The distribution is made due to an IRS levy upon your plan; or

h) The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other exceptions or penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

If, pursuant to Revenue Ruling 90-24, the Company agrees to accept amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

> The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or

> You made after-tax contributions to the plan. In this case the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless an exception applies. In general, except for the exception for separation from service, the exceptions for 403(b) plans listed above also apply to distributions from an IRA. The 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

> Made after the five taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and

> Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first time home

purchase.

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If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, except for the exception for separation from service, the exceptions for 403(b) plans listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

Special Hurricane-Related Relief. The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans (including 403(b) plans and IRAs). In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

Lifetime Required Minimum Distributions (Section 403(b) Plans and IRAs only)
To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

> Start date for distributions;
> The time period in which all amounts in your contract(s) must be distributed; and
> Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

> Over your life or the joint lives of you and your designated beneficiary; or
> Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs. Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (Section 403(b) Plans, IRAs, and Roth IRAs)
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.
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If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed to the designated beneficiary by December 31, 2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

> December 31 of the calendar year following the calendar year of your death; or
> December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, of the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

403(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

Assignment and Other Transfers

403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

> A plan participant as a means to provide benefit payments;
> An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
> The Company as collateral for a loan.

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under the contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.
</R>

<R>

Tax Consequences of Death Benefits

   Enhanced Death Benefits. The contract offers a death benefit that may exceed the greater of premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to contract holders, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). In addition, legislative changes implemented under the Economic Growth and Tax Relief Reconciliation Act of 2001 are scheduled to sunset or expire after December 31, 2010 unless further extended by future legislation. You should consult a tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Separate Account B is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

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STATEMENT OF ADDITIONAL INFORMATION

<R>

Table of Contents

_____

_____

Please tear off, complete and return the form below to order a free Statement of Additional Information for the contracts offered under the prospectus free of charge. Address the form to our Customer Service Center; the address is shown on the prospectus cover.

‒ ‒

PLEASE SEND ME:

- **A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B**

Please Print or Type:

_____

Name

_____

Social Security Number

_____

Street Address

_____

City, State, Zip

PRO.FOCUS-06   05/01/2006

‒ ‒

</R>

APPENDIX A
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2005, the following tables give (1) the accumula beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the subaccount of ING USA Separate Account B available under the Contract for the indicated periods.

Separate Account Annual Charges of 0.75 %

	2005	2004	2003	2002
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$12.70	$11.11	$8.73	$9.74
Value at end of period	$14.71	$12.70	$11.11	$8.73
Number of accumulation units outstanding at end of period	599,653	337,248	234,386	18,395
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$11.27	$10.21	$7.91	$9.62
Value at end of period	$11.81	$11.27	$10.21	$7.91
Number of accumulation units outstanding at end of period	339,023	351,282	321,037	21,034
FIDELITY® VIP GROWTH PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$8.66	$8.46	$6.43	$9.30
Value at end of period	$9.07	$8.66	$8.46	$6.43
Number of accumulation units outstanding at end of period	171,397	175,048	232,091	30,533
FIDELITY® VIP OVERSEAS PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$12.59	$11.20	$7.89	$9.99
Value at end of period	$14.85	$12.59	$11.20	$7.89
Number of accumulation units outstanding at end of period	11,052	7,177	6,204	1,171
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Fund first available during January 2002)				
Value at beginning of period	$14.48	$11.79	$8.99	$9.98
Value at end of period	$15.63	$14.48	$11.79	$8.99
Number of accumulation units outstanding at end of period	65,724	19,788	11,105	1,802
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$10.84	$9.92	$7.61	$9.94
Value at end of period	$10.89	$10.84	$9.92	$7.61
Number of accumulation units outstanding at end of period	21,354	36,068	32,122	487
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$9.91			
Value at end of period	$10.77			
Number of accumulation units outstanding at end of period	33,085			

CFI 1

	2005	2004	2003	2002
ING AMERICAN CENTURY SELECT PORTFOLIO (SERVICE CLASS)				
(Fund first available during January 2002)				
Value at beginning of period	$9.09	$8.74	$6.56	$9.88
Value at end of period	$9.08	$9.09	$8.74	$6.56
Number of accumulation units outstanding at end of period	1,401	15,692	12,633	5,956
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO				
(Fund first available during May 2002)				
Value at beginning of period	$13.14	$10.91	$8.11	$10.00
Value at end of period	$14.06	$13.14	$10.91	$8.11
Number of accumulation units outstanding at end of period	10,939	12,505	11,451	0
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Fund first available during May 2002)				
Value at beginning of period	$14.66	$11.54	$8.72	$10.00
Value at end of period	$15.62	$14.66	$11.54	$8.72
Number of accumulation units outstanding at end of period	86,471	38,600	53,076	0
ING DAVIS VENTURE VALUE PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$11.14	$10.35	$7.41	$9.99
Value at end of period	$11.48	$11.14	$10.35	$7.41
Number of accumulation units outstanding at end of period	30,426	40,561	44,075	1,232
ING EVERGREEN OMEGA PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$11.05			
Value at end of period	$11.34			
Number of accumulation units outstanding at end of period	4,478			
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period				$9.88
Value at end of period				$7.37
Number of accumulation units outstanding at end of period				0
ING JPMORGAN INTERNATIONAL PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$12.32	$10.46	$8.14	$10.04
Value at end of period	$13.42	$12.32	$10.46	$8.14
Number of accumulation units outstanding at end of period	31,334	31,522	21,669	534
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Fund first available during May 2002)				
Value at beginning of period	$14.21	$11.88	$9.20	$10.00
Value at end of period	$15.31	$14.21	$11.88	$9.20
Number of accumulation units outstanding at end of period	50,519	19,960	13,543	0

	2005	2004	2003	2002
ING LEGG MASON PARTNERS VALUE PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$10.90			
Value at end of period	$11.56			
Number of accumulation units outstanding at end of period	15,922			
ING LIQUID ASSETS PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$17.37	$17.34	$17.34	$17.22
Value at end of period	$17.72	$17.37	$17.34	$17.34
Number of accumulation units outstanding at end of period	34,025	31,348	23,815	25,089
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$9.71	$8.69	$6.85	$9.91
Value at end of period	$9.76	$9.71	$8.69	$6.85
Number of accumulation units outstanding at end of period	22,881	31,110	35,846	10,569
ING MFS TOTAL RETURN PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$25.94	$23.52	$20.30	$21.55
Value at end of period	$26.49	$25.94	$23.52	$20.30
Number of accumulation units outstanding at end of period	139,054	101,092	66,352	24,145
ING OPCAP BALANCED VALUE PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$11.04	$10.08	$7.80	$9.97
Value at end of period	$11.25	$11.04	$10.08	$7.80
Number of accumulation units outstanding at end of period	35,128	37,831	36,432	16,208
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.06			
Value at end of period	$12.06			
Number of accumulation units outstanding at end of period	335,304			
ING OPPENHEIMER GLOBAL PORTFOLIO (SERVICE CLASS)				
(Fund first available during May 2002)				
Value at beginning of period	$12.47	$10.92	$8.35	$10.00
Value at end of period	$14.02	$12.47	$10.92	$8.35
Number of accumulation units outstanding at end of period	125,557	11,617	3,128	223
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.01			
Value at end of period	$10.12			
Number of accumulation units outstanding at end of period	129,252			

CFI 3

Condensed Financial Information (continued)

	2005	2004	2003	2002
ING PIMCO CORE BOND PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$14.51	$13.94	$13.41	$12.43
Value at end of period	$14.76	$14.51	$13.94	$13.41
Number of accumulation units outstanding at end of period	19,134	15,494	22,526	11,209
ING PIMCO TOTAL RETURN PORTFOLIO				
(Fund first available during May 2002)				
Value at beginning of period	$11.50	$11.11	$10.75	$10.00
Value at end of period	$11.65	$11.50	$11.11	$10.75
Number of accumulation units outstanding at end of period	135,399	102,583	131,991	55,182
ING PIONEER FUND PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$10.74			
Value at end of period	$11.03			
Number of accumulation units outstanding at end of period	40,290			
ING PIONEER MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$10.27			
Value at end of period	$10.94			
Number of accumulation units outstanding at end of period	118,868			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$10.61	$9.85	$6.86	$9.90
Value at end of period	$11.48	$10.61	$9.85	$6.86
Number of accumulation units outstanding at end of period	37,655	27,168	32,473	0
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$10.62	$9.75	$7.52	$9.91
Value at end of period	$11.16	$10.62	$9.75	$7.52
Number of accumulation units outstanding at end of period	174,765	166,665	173,019	18,694
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$10.33	$9.08	$7.35	$9.91
Value at end of period	$11.18	$10.33	$9.08	$7.35
Number of accumulation units outstanding at end of period	13,249	9,007	7,245	0
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Fund first available during May 2002)				
Value at beginning of period	$12.43	$10.73	$8.34	$10.00
Value at end of period	$12.77	$12.43	$10.73	$8.34
Number of accumulation units outstanding at end of period	180,683	142,628	89,527	4,738

Condensed Financial Information (continued)

	2005	2004	2003	2002
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.06			
Value at end of period	$10.93			
Number of accumulation units outstanding at end of period	305,069			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (SERVICE CLASS)				
(Fund first available during January 2002)				
Value at beginning of period	$10.43	$9.50	$7.54	$9.88
Value at end of period	$11.16	$10.43	$9.50	$7.54
Number of accumulation units outstanding at end of period	132,381	10,731	7,594	297
ING VP BALANCED PORTFOLIO, INC.				
(Fund first available during September 2003)				
Value at beginning of period	$12.27	$11.34	$10.00	
Value at end of period	$12.67	$12.27	$11.34	
Number of accumulation units outstanding at end of period	103,794	104,648	71,914	
ING VP GROWTH AND INCOME PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$13.02	$12.14	$10.00	
Value at end of period	$13.95	$13.02	$12.14	
Number of accumulation units outstanding at end of period	110,132	93,560	124,019	
ING VP GROWTH PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$9.52	$8.96	$6.94	$9.87
Value at end of period	$10.30	$9.52	$8.96	$6.94
Number of accumulation units outstanding at end of period	18,523	22,728	23,795	6,569
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$9.99	$9.13	$7.31	$9.41
Value at end of period	$10.42	$9.99	$9.13	$7.31
Number of accumulation units outstanding at end of period	699,498	642,836	714,143	71,090
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$13.08	$11.32	$8.64	$9.92
Value at end of period	$14.39	$13.08	$11.32	$8.64
Number of accumulation units outstanding at end of period	317,559	264,296	258,278	22,538
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$14.17	$11.73	$8.70	$10.12
Value at end of period	$15.10	$14.17	$11.73	$8.70
Number of accumulation units outstanding at end of period	158,913	125,338	128,985	18,192

CFI 5

Condensed Financial Information (continued)

	2005	2004	2003	2002
ING VP INTERMEDIATE BOND PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$11.68	$11.25	$10.00	
Value at end of period	$11.93	$11.68	$11.25	
Number of accumulation units outstanding at end of period	207,458	102,679	113,933	
ING VP INTERNATIONAL EQUITY PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$11.04	$9.52	$7.29	$10.04
Value at end of period	$12.77	$11.04	$9.52	$7.29
Number of accumulation units outstanding at end of period	15,476	13,912	8,858	0
ING VP INTERNATIONAL VALUE PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$12.67	$10.91	$8.47	$10.01
Value at end of period	$13.71	$12.67	$10.91	$8.47
Number of accumulation units outstanding at end of period	92,086	51,621	38,096	4,649
ING VP MIDCAP OPPORTUNITIES PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$10.83	$9.82	$7.24	$9.85
Value at end of period	$11.84	$10.83	$9.82	$7.24
Number of accumulation units outstanding at end of period	34,310	33,260	28,402	1,700
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$7.00	$6.42	$4.67	$8.37
Value at end of period	$7.57	$7.00	$6.42	$4.67
Number of accumulation units outstanding at end of period	25,336	16,344	19,261	3,071
ING VP SMALL COMPANY PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$11.70	$10.33	$7.56	$9.95
Value at end of period	$12.78	$11.70	$10.33	$7.56
Number of accumulation units outstanding at end of period	39,462	48,702	52,291	16,504
ING VP VALUE OPPORTUNITY PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$8.92	$8.18	$6.63	$9.05
Value at end of period	$9.45	$8.92	$8.18	$6.63
Number of accumulation units outstanding at end of period	26,676	28,400	29,877	8,767
PIONEER EQUITY INCOME VCT PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$11.58	$10.05	$8.28	$9.94
Value at end of period	$12.12	$11.58	$10.05	$8.28
Number of accumulation units outstanding at end of period	134,598	70,739	55,947	15,836

Condensed Financial Information (continued)

Separate Account Annual Charges of 0.95 %

	2005	2004	2003	2002
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$12.61	$11.06	$8.71	$9.73
Value at end of period	$14.57	$12.61	$11.06	$8.71
Number of accumulation units outstanding at end of period	88,132	77,659	40,201	4,124
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$11.19	$10.16	$7.89	$9.61
Value at end of period	$11.70	$11.19	$10.16	$7.89
Number of accumulation units outstanding at end of period	23,280	14,673	6,929	2,414
FIDELITY® VIP GROWTH PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$8.60	$8.42	$6.42	$9.29
Value at end of period	$8.99	$8.60	$8.42	$6.42
Number of accumulation units outstanding at end of period	4,231	21,565	4,544	3,701
FIDELITY® VIP OVERSEAS PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$13.45			$9.99
Value at end of period	$14.73			$7.87
Number of accumulation units outstanding at end of period	798			0
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Fund first available during January 2002)				
Value at beginning of period	$14.39	$11.74	$8.97	$9.98
Value at end of period	$15.50	$14.39	$11.74	$8.97
Number of accumulation units outstanding at end of period	12,027	10,156	8,955	137
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$10.41			$9.94
Value at end of period	$10.80			$7.60
Number of accumulation units outstanding at end of period	3,269			0
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$9.91			
Value at end of period	$10.75			
Number of accumulation units outstanding at end of period	3,717			

CFI 7

Condensed Financial Information (continued)

	2005	2004	2003	2002
ING AMERICAN CENTURY SELECT PORTFOLIO (SERVICE CLASS)				
(Fund first available during January 2002)				
Value at beginning of period	$9.03	$9.04		$9.88
Value at end of period	$9.01	$9.03		$6.55
Number of accumulation units outstanding at end of period	4,605	8,510		0
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO				
(Fund first available during May 2002)				
Value at beginning of period	$13.07	$10.87	$8.10	$10.00
Value at end of period	$13.96	$13.07	$10.87	$8.10
Number of accumulation units outstanding at end of period	3,737	2,297	864	215
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Fund first available during May 2002)				
Value at beginning of period	$14.58	$11.51	$8.70	$10.00
Value at end of period	$15.51	$14.58	$11.51	$8.70
Number of accumulation units outstanding at end of period	19,021	11,022	12,488	0
ING DAVIS VENTURE VALUE PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$11.07	$10.31	$7.40	$9.99
Value at end of period	$11.39	$11.07	$10.31	$7.40
Number of accumulation units outstanding at end of period	3,442	13	124	0
ING EVERGREEN OMEGA PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$11.04			
Value at end of period	$11.33			
Number of accumulation units outstanding at end of period	1,032			
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period				$9.88
Value at end of period				$7.36
Number of accumulation units outstanding at end of period				0
ING JPMORGAN INTERNATIONAL PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$12.24	$10.42	$8.13	$10.04
Value at end of period	$13.31	$12.24	$10.42	$8.13
Number of accumulation units outstanding at end of period	1,625	1,025	708	385
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Fund first available during May 2002)				
Value at beginning of period	$14.14	$11.84	$9.19	$10.00
Value at end of period	$15.19	$14.14	$11.84	$9.19
Number of accumulation units outstanding at end of period	23,495	2,059	1,977	0

CFI 8

	2005	2004	2003	2002
ING LEGG MASON PARTNERS VALUE PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$10.72			
Value at end of period	$11.54			
Number of accumulation units outstanding at end of period	4,388			
ING LIQUID ASSETS PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$16.82	$16.82	$16.86	$16.78
Value at end of period	$17.12	$16.82	$16.82	$16.86
Number of accumulation units outstanding at end of period	2,754	3,149	1,754	0
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period				$9.91
Value at end of period				$6.84
Number of accumulation units outstanding at end of period				0
ING MFS TOTAL RETURN PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$25.41	$23.09	$19.96	$21.24
Value at end of period	$25.90	$25.41	$23.09	$19.96
Number of accumulation units outstanding at end of period	12,996	7,775	231	414
ING OPCAP BALANCED VALUE PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$10.97	$10.64		$9.97
Value at end of period	$11.16	$10.97		$7.78
Number of accumulation units outstanding at end of period	7,322	4,880		0
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.06			
Value at end of period	$12.04			
Number of accumulation units outstanding at end of period	16,050			
ING OPPENHEIMER GLOBAL PORTFOLIO (SERVICE CLASS)				
(Fund first available during May 2002)				
Value at beginning of period	$12.40	$10.89	$8.34	$10.00
Value at end of period	$13.91	$12.40	$10.89	$8.34
Number of accumulation units outstanding at end of period	26,117	5,277	1,761	0
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.01			
Value at end of period	$10.11			
Number of accumulation units outstanding at end of period	13,963			

	2005	2004	2003	2002
ING PIMCO CORE BOND PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$14.22	$13.68	$13.19	$12.25
Value at end of period	$14.43	$14.22	$13.68	$13.19
Number of accumulation units outstanding at end of period	3,906	2,693	4,579	7,405
ING PIMCO TOTAL RETURN PORTFOLIO				
(Fund first available during May 2002)				
Value at beginning of period	$11.44	$11.07	$10.74	$10.00
Value at end of period	$11.57	$11.44	$11.07	$10.74
Number of accumulation units outstanding at end of period	3,981	2,727	3,443	0
ING PIONEER FUND PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$10.68			
Value at end of period	$11.01			
Number of accumulation units outstanding at end of period	4,556			
ING PIONEER MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$10.63			
Value at end of period	$10.93			
Number of accumulation units outstanding at end of period	11,664			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$10.76	$9.81	$6.85	$9.90
Value at end of period	$11.39	$9.81	$9.81	$6.85
Number of accumulation units outstanding at end of period	841	0	1,721	0
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$10.55	$9.71	$7.51	$9.91
Value at end of period	$11.07	$10.55	$9.71	$7.51
Number of accumulation units outstanding at end of period	19,420	23,973	20,178	391
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$10.12			$9.91
Value at end of period	$11.09			$7.33
Number of accumulation units outstanding at end of period	142			0
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Fund first available during May 2002)				
Value at beginning of period	$12.36	$10.69	$8.32	$10.00
Value at end of period	$12.67	$12.36	$10.69	$8.32
Number of accumulation units outstanding at end of period	19,810	33,488	7,937	0

CFI 10

	2005	2004	2003	2002
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.06			
Value at end of period	$10.91			
Number of accumulation units outstanding at end of period	21,519			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (SERVICE CLASS)				
(Fund first available during January 2002)				
Value at beginning of period	$10.37	$9.83		$9.88
Value at end of period	$11.07	$10.37		$7.52
Number of accumulation units outstanding at end of period	9,978	3,976		0
ING VP BALANCED PORTFOLIO, INC.				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$12.22			
Value at end of period	$12.60			
Number of accumulation units outstanding at end of period	5,025			
ING VP GROWTH AND INCOME PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$14.06			
Value at end of period	$13.88			
Number of accumulation units outstanding at end of period	9,277			
ING VP GROWTH PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period				$9.87
Value at end of period				$6.93
Number of accumulation units outstanding at end of period				0
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$9.92	$9.08	$7.28	$9.40
Value at end of period	$10.33	$9.92	$9.08	$7.28
Number of accumulation units outstanding at end of period	43,389	35,165	31,451	2,369
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$12.99	$11.27	$8.61	$9.91
Value at end of period	$14.26	$12.99	$11.27	$8.61
Number of accumulation units outstanding at end of period	23,308	55,041	32,539	5,073
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$14.07	$11.67	$8.68	$10.11
Value at end of period	$14.97	$14.07	$11.67	$8.68
Number of accumulation units outstanding at end of period	9,742	28,028	3,911	1,382

Condensed Financial Information (continued)

	2005	2004	2003	2002
ING VP INTERMEDIATE BOND PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$11.62	$11.21	$10.00	
Value at end of period	$11.84	$11.62	$11.21	
Number of accumulation units outstanding at end of period	48,114	3,636	3,638	
ING VP INTERNATIONAL EQUITY PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$12.61			$10.04
Value at end of period	$12.67			$7.27
Number of accumulation units outstanding at end of period	1,546			0
ING VP INTERNATIONAL VALUE PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$12.59	$10.86	$8.45	$10.01
Value at end of period	$13.60	$12.59	$10.86	$8.45
Number of accumulation units outstanding at end of period	18,570	917	1,154	289
ING VP MIDCAP OPPORTUNITIES PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period				$9.85
Value at end of period				$7.22
Number of accumulation units outstanding at end of period				0
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$6.95	$5.82		$8.36
Value at end of period	$7.49	$6.95		$4.66
Number of accumulation units outstanding at end of period	0	94		0
ING VP SMALL COMPANY PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$11.63	$10.29	$7.54	$9.95
Value at end of period	$12.68	$11.63	$10.29	$7.54
Number of accumulation units outstanding at end of period	1,625	543	4,207	4,208
ING VP VALUE OPPORTUNITY PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$8.86	$8.14	$6.62	$9.04
Value at end of period	$9.37	$8.86	$8.14	$6.62
Number of accumulation units outstanding at end of period	2,505	2,506	158	0
PIONEER EQUITY INCOME VCT PORTFOLIO				
(Fund first available during January 2002)				
Value at beginning of period	$11.51	$10.01	$8.27	$9.94
Value at end of period	$12.03	$11.51	$10.01	$8.27
Number of accumulation units outstanding at end of period	30,986	31,860	27,693	5,737

CFI 12

APPENDIX B

The Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

List of Fund Name Changes

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Current Fund Name	Former Fund Name
ING American Century Small-Mid Cap Value Portfolio	ING American Century Small Cap Value Portfolio
ING Davis Venture Value Portfolio	ING Salomon Brothers Fundamental Value Portfolio
ING JPMorgan International Portfolio	ING JPMorgan Fleming International Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no

assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

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Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadviser:** Subadviser: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund	Franklin Advisory Services, LLC	Seeks long-term total return.
ING Partners, Inc. – ING American Century Large Company Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Partners, Inc. – ING American Century Select Portfolio	ING Life Insurance and Annuity Company **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth.
ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Partners, Inc. – ING Davis Venture Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Davis Selected Advisers, L.P. (Davis)	A nondiversified Portfolio that seeks long-term growth of capital.
ING Investors Trust - ING Evergreen Omega Portfolio	Directed Services, Inc. **Subadviser:** Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING Investors Trust - ING FMRSM Earnings Growth Portfolio	Directed Services, Inc. **Subadviser:** Fidelity Management & Research Co.	Seeks growth of capital over the long term.
ING Variable Insurance Trust – ING GET U.S. Core Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to achieve maximum total return and minimal exposure of the Series' assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period.

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Goldman Sachs® Capital Growth Portfolio* * Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.	ING Life Insurance and Annuity Company **Subadviser:** Goldman Sachs Asset Management, L.P. (GSAM)	Seeks long-term growth of capital.
ING Partners, Inc. – ING JPMorgan International Portfolio	ING Life Insurance and Annuity Company **Subadviser:** J.P. Morgan Asset Management (London) Limited (JPMorgan London)	Seeks long-term growth of capital.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM)	A nondiversified Portfolio that seeks growth from capital appreciation.
ING Investors Trust - ING Legg Mason Value Portfolio	Directed Services, Inc. **Subadviser:** Legg Mason Capital Management, Inc.	A nondiversified portfolio that seeks long-term growth of capital.
ING Investors Trust - ING Liquid Assets Portfolio	Directed Services, Inc. **Subadviser:** ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Partners, Inc. – ING MFS Capital Opportunities Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Massachusetts Financial Services Company (MFS)	Seeks capital appreciation.
ING Investors Trust - ING MFS Total Return Portfolio	Directed Services, Inc. **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING OpCap Balanced Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** OpCap Advisors LLC (OpCap)	Seeks capital growth, and secondarily, investment income.
ING Partners, Inc. – ING Oppenheimer Global Portfolio	ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks capital appreciation.
ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio	ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks a high level of current income principally derived from interest on debt securities.
ING Investors Trust - ING PIMCO Core Bond Portfolio	Directed Services, Inc. **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Partners, Inc. – ING PIMCO Total Return Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Investors Trust - ING Pioneer Fund Portfolio	Directed Services, Inc. **Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Investors Trust - ING Pioneer Mid Cap Value Portfolio	Directed Services, Inc. **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital appreciation.

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio	ING Life Insurance and Annuity Company **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio	ING Life Insurance and Annuity Company **Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM)	Seeks long-term growth of capital and future income.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Van Kampen	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING VP Balanced Portfolio, Inc.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Variable Funds – ING VP Growth and Income Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Variable Portfolios, Inc. – ING VP Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential.

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING VP Index Plus International Equity Portfolio	Directed Services, Inc. **Subadviser:** ING Investment Management Advisors, B.V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.
ING VP Intermediate Bond Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
ING Variable Portfolios, Inc. – ING VP International Equity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income.
ING Variable Products Trust – ING VP International Value Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks capital appreciation.
ING Variable Products Trust – ING VP MidCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. – ING VP Small Company Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations.
ING Variable Products Trust – ING VP SmallCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks.
Pioneer Equity Income VCT Portfolio	Pioneer Investment Management, Inc.	Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.

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Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of ING USA, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods of 5, 7 and 10 years. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by ING USA, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

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For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus. To obtain a copy of the Fixed Account II prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

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The Fixed Account

You may allocate premium payments and transfer your contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

Guaranteed Interest Rates

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates. For more information see the prospectus for the Fixed Account.



Transfers from a Fixed Interest Allocation

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ING USA's Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the ING Liquid Assets Portfolio subaccount, and such a transfer will be subject to a Market Value Adjustment.

Withdrawals from a Fixed Interest Allocation

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Market Value Adjustment

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the income phase payment start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the income phase payment start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Contract Value in the Fixed Interest Allocations

On the contract date, the contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of contract value in each Fixed Interest Allocation as follows:

(1) We take the contract value in the Fixed Interest Allocation at the end of the preceding business day.

(2) We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day.

(3) We add (1) and (2).

(4) We subtract from (3) any transfers from that Fixed Interest Allocation.

(5) We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in the prospectus for the Fixed Account.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows:

we start with your contract value, then we adjust for

C2



any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in Fixed Account Interest Allocations with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels. You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such changes will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

More Information

See the prospectus for Fixed Account II.

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company. The Fixed Interest Division is part of the ING USA General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

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Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated April 28, 2006. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at 1-800-366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

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You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the contract of $75,000. It also assumes a withdrawal at the beginning of the third contract year of 30% of the contract value of $90,000.

In this example, $9,000 (10% of $90,000) is maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total amount withdrawn from the contract would be $27,000 ($90,000 x .30). Therefore, $18,000 ($27,000 - $9,000) is considered an excess withdrawal and would be subject to a 1% surrender charge of $180 ($18,000 x .01). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

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ING USA Annuity and Life Insurance Company

ING USA Annuity and Life Insurance Company is a stock company domiciled in Iowa.

PRO.FOCUS-06   04/28/2006

PART B

Statement of Additional Information

CUSTOMIZED SOLUTIONS – ING FOCUS VA

DEFERRED COMBINATION VARIABLE
AND FIXED ANNUITY CONTRACT

ISSUED BY
SEPARATE ACCOUNT B

OF
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271, Des Moines, IA 50306-9271 or telephone 1-800-366-0066.

DATE OF PROSPECTUS
AND
STATEMENT OF ADDITIONAL INFORMATION:
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April 28, 2006
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TABLE OF CONTENTS

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Item	Page

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i

Introduction

This Statement of Additional Information provides background information regarding Separate Account B.

Description of ING USA Annuity and Life Insurance Company

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. ING USA's consolidated financial statements appear in the Statement of Additional Information. The financial statements of Golden American presented have not been restated for the effects of Golden's merger in 2004 with United Life and Annuity Insurance Company, USG Annuity and Life Insurance Company and Equitable of Iowa Life Insurance Company.

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As of December 31, 2005, ING USA had approximately $-2,949.0 million in stockholder's equity and approximately $59.4 billion in total assets, including approximately $30.3 billion of separate account assets. ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

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Separate Account B

Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets

ING USA acts as its own custodian for Separate Account B.

The Administrator

Effective January 1, 1997, Equitable Life Insurance Company of Iowa ("Equitable Life") and ING USA became parties to a service agreement pursuant to which Equitable Life agreed to provide certain accounting, actuTimes New Roman, tax, underwriting, sales, management and other services to ING USA. Expenses incurred by Equitable Life in relation to this service agreement were reimbursed by ING USA on an allocated cost basis.

Independent Registered Public Accounting Firm

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

Distribution of Contracts

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services, Inc. ("DSI"), an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered

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representatives of other broker-dealers who have entered into selling agreements with DSI. For the years ended 2005, 2004 and 2003commissions paid by ING USA, including amounts paid by its affiliated Company, RLNY, to DSI aggregated $378,135,000, $374,955,000 and $270,633,000, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. DSI is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to DSI certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges DSI for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of DSI. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $42,969,000, $36,570,000 and $27,898,000 for the years ended 2005, 2004 and 2003, respectively.

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Published Ratings
From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Condensed Financial Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with other death benefit options are lower than that used in the examples and would result in higher AUV's or contract values.

Illustration of Calculation of AUV
  Example 1.

1. AUV, beginning of period	$ 10.00
2. Value of securities, beginning of period	$ 10.00
3. Change in value of securities	$ 0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$ 10.09953092

Illustration of Purchase of Units (Assuming no state premium tax)
   Example 2.

1. Initial premium payment	$ 1,000
2. AUV on effective date of purchase (see Example 1)	$ 10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$ 10.09953092
5. Contract Value in account for valuation date following purchase (3) multiplied by (4)	$ 1,009.95

IRA Partial Withdrawal Option

If the contract owner has an IRA contract and will attain age 70½ in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70½. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

ING USA notifies the contract owner of these regulations with a letter mailed in the calendar year in which the contract owner reaches age 70½ which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when ING USA receives the completed election form. ING USA calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin; we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

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Financial Statements of Separate Account B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

> Report of Independent Registered Public Accounting Firm
> Audited Financial Statements of Separate Account B of ING USA Annuity and Life Insurance Company Separate Account B
>> Statements of Assets and Liabilities as of December 31, 2005
>> Statements of Operations for the year ended December 31, 2005
>> Statements of Changes in Net Assets for the years ended December 31, 2005 and 2004
> Notes to Financial Statements

Financial Statements of ING USA Annuity and Life Insurance Company

The audited financial statements of ING USA Annuity and Life Insurance Company are listed below and are included in this Statement of Additional Information:

> Report of Independent Registered Public Account Firm
> Audited Financial Statements of ING USA Annuity and Life Insurance Company
>> Statements of Operations for the years ended December 31, 2005, 2004 and 2003
>> Balance Sheets as of December 31, 2005 and 2004
>> Statements of Changes in Shareholder's Equity for the years ended December 31, 2005, 2004 and 2003
>> Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
> Notes to Financial Statements

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FINANCIAL STATEMENTS
Separate Account B of
ING USA Annuity and Life Insurance Company
Year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

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**Separate Account B of
ING USA Annuity and Life Insurance Company
Financial Statements
Year ended December 31, 2005**

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Separate Account B of ING USA Annuity and Life Insurance Company as of December 31, 2005, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series II Shares
  AIM V.I. Core Equity Fund - Series II Shares
  AIM V.I. Demographic Trends Fund - Series II Shares
  AIM V.I. Financial Services Fund - Series I Shares
  AIM V.I. Growth Fund - Series II Shares
  AIM V.I. Health Sciences Fund - Series I Shares
  AIM V.I. Leisure Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series II Shares
  AIM V.I. Utilities Fund - Series I Shares
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein VPSF Growth and Income Class B
  AllianceBernstein VPSF Large Cap Growth Class B
  AllianceBernstein VPSF Value Class B
Columbia Large Cap Growth Fund VS Class A:
  Columbia Large Cap Growth Fund VS Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
  Fidelity® VIP Growth Portfolio - Service Class 2
  Fidelity® VIP Overseas Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Greenwich Street Series Fund:
  Appreciation Portfolio
ING GET Fund:
  ING GET Fund - Series N
  ING GET Fund - Series P
  ING GET Fund - Series Q
  ING GET Fund - Series R
  ING GET Fund - Series S
  ING GET Fund - Series T
  ING GET Fund - Series U
  ING GET Fund - Series V
ING Investors Trust:
  ING AIM Mid Cap Growth Portfolio - Service Class
  ING AIM Mid Cap Growth Portfolio - Service 2 Class
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class
  ING American Funds Growth Portfolio

ING Investors Trust (continued):
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING Capital Guardian Small/Mid Cap Portfolio - Service Class
  ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class
  ING Capital Guardian U.S. Equities Portfolio - Service Class
  ING Capital Guardian U.S. Equities Portfolio - Service 2 Class
  ING Eagle Asset Capital Appreciation Portfolio - Service Class
  ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class
  ING Evergreen Health Sciences Portfolio - Class S
  ING Evergreen Health Sciences Portfolio - Service 2 Class
  ING Evergreen Omega Portfolio - Class A
  ING Evergreen Omega Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class
  ING FMR^{SM} Earnings Growth Portfolio - Service Class
  ING FMR^{SM} Earnings Growth Portfolio - Service 2 Class
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class
  ING Goldman Sachs Tollkeeper^{SM} Portfolio - Service Class
  ING Goldman Sachs Tollkeeper^{SM} Portfolio - Service2 Class
  ING International Portfolio - Service Class
  ING International Portfolio - Service 2 Class
  ING Janus Contrarian Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service 2 Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Equity Portfolio - Service Class
  ING JPMorgan Small Cap Equity Portfolio - Service 2 Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Service 2 Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service 2 Class
  ING Legg Mason Value Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service 2 Class
  ING LifeStyle Aggressive Growth Portfolio - Service 1 Class
  ING LifeStyle Growth Portfolio - Service 1 Class
  ING LifeStyle Moderate Growth Portfolio - Service 1 Class
  ING LifeStyle Moderate Portfolio - Service 1 Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Liquid Assets Portfolio - Service 2 Class

ING Investors Trust (continued):

  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Service 2 Class
  ING MarketPro Portfolio - Class S
  ING MarketPro Portfolio - Class S2
  ING MarketStyle Growth Portfolio - Class S
  ING MarketStyle Moderate Growth Portfolio - Class S
  ING MarketStyle Moderate Portfolio - Class S
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING Mercury Large Cap Growth Portfolio - Service Class
  ING Mercury Large Cap Growth Portfolio - Service 2 Class
  ING Mercury Large Cap Value Portfolio - Service Class
  ING Mercury Large Cap Value Portfolio - Service 2 Class
  ING MFS Mid Cap Growth Portfolio - Service Class
  ING MFS Mid Cap Growth Portfolio - Service 2 Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING Oppenheimer Main Street Portfolio® - Service 2 Class
  ING PIMCO Core Bond Portfolio - Service Class
  ING PIMCO Core Bond Portfolio - Service 2 Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Salomon Brothers All Cap Portfolio - Service Class
  ING Salomon Brothers All Cap Portfolio - Service 2 Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service 2 Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING UBS U.S. Allocation Portfolio - Service 2 Class
  ING Van Kampen Equity Growth Portfolio - Service Class
  ING Van Kampen Equity Growth Portfolio - Service 2 Class
  ING Van Kampen Global Franchise Portfolio - Service Class
  ING Van Kampen Global Franchise Portfolio - Service 2 Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service 2 Class
  ING Van Kampen Real Estate Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Service 2 Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class
  ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class

ING Partners, Inc.:

  ING American Century Large Company Value Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class
  ING American Century Select Portfolio - Service Class
  ING American Century Small Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Davis Venture Value Portfolio - Service Class
  ING Fundamental Research Portfolio - Service Class
  ING Goldman Sachs® Capital Growth Portfolio - Service Class
  ING JPMorgan Fleming International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING MFS Capital Opportunities Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class

ING Strategic Allocation Portfolio, Inc.:

  ING VP Strategic Allocation Balanced Portfolio - Class S
  ING VP Strategic Allocation Growth Portfolio - Class S
  ING VP Strategic Allocation Income Portfolio - Class S

ING Variable Funds:

  ING VP Growth and Income Portfolio - Class S

ING Variable Insurance Trust:

  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING VP Global Equity Dividend Portfolio

ING Variable Portfolios, Inc.:

  ING VP Global Science and Technology Portfolio - Class S
  ING VP Growth Portfolio - Class S
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP International Equity Portfolio - Class S
  ING VP Small Company Portfolio - Class S
  ING VP Value Opportunity Portfolio - Class S

ING Variable Products Trust:
  ING VP Convertible Portfolio - Class S
  ING VP Financial Services Portfolio - Class S
  ING VP International Value Portfolio - Class S
  ING VP LargeCap Growth Portfolio - Class S
  ING VP MagnaCap Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP Real Estate Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class S
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Service Shares
  Janus Aspen Series Flexible Income Portfolio - Service Shares
  Janus Aspen Series Growth Portfolio - Service Shares
  Janus Aspen Series Worldwide Growth Portfolio - Service Shares
Liberty Variable Insurance Trust:
  Colonial Small Cap Value Fund VS Class B
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities Fund/VA - Service Class
  Oppenheimer Main Street Small Cap Fund®/VA - Service Class
  Oppenheimer Strategic Bond Fund/VA - Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Admin Class
  PIMCO StocksPLUS® Growth and Income Admin Class
Pioneer Variable Contracts Trust:
  Pioneer Equity-Income VCT Portfolio - Class II
  Pioneer Fund VCT Portfolio - Class II
  Pioneer Mid Cap Value VCT Portfolio - Class II
  Pioneer Small Company VCT Portfolio - Class II

ProFunds VP:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
  ProFund VP Small-Cap
Prudential Series Fund, Inc.:
  Jennison Portfolio - Class II
  SP William Blair International Growth Portfolio - Class II
Putnam Variable Trust:
  Putnam VT Discovery Growth - Class IB Shares
  Putnam VT Growth and Income Fund - Class IB Shares
  Putnam VT International Growth and Income Fund - Class IB Shares
Steinroe Variable Investment Trust:
  Liberty Asset Allocation Fund Var. Series Class A
  Liberty Equity Fund Var. Series Class A
  Liberty Federal Securities Fund Var. Series Class A
  Liberty Small Company Growth Fund Var. Series Class A
Travelers Series Fund, Inc.:
  Smith Barney High Income
  Smith Barney International All Cap Growth
  Smith Barney Large Cap Value SB
  Smith Barney Money Market SB
UBS Series Trust:
  UBS U.S. Allocation Portfolio - Class I
Wells Fargo Advantage Variable Trust Fund:
  Wells Fargo Advantage Asset Allocation Fund
  Wells Fargo Advantage C&B Large Cap Value Fund
  Wells Fargo Advantage Equity Income Fund
  Wells Fargo Advantage Large Company Growth Fund
  Wells Fargo Advantage Money Market Fund
  Wells Fargo Advantage Small Cap Growth Fund
  Wells Fargo Advantage Total Return Bond Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Separate Account B of ING USA Annuity and Life Insurance Company at December 31, 2005, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2006

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	Columbia Large Cap Growth Fund VS Class A	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Growth Portfolio - Service Class 2
Assets					
Investments in mutual funds at fair value	$ 53,922	$ 515	$ 267,947	$ 276,594	$ 205,998
Total assets	53,922	515	267,947	276,594	205,998
Liabilities					
Payable to related parties	11	—	39	49	42
Total liabilities	11	—	39	49	42
Net assets	$ 53,911	$ 515	$ 267,908	$ 276,545	$ 205,956
Net assets					
Accumulation units	$ 53,911	$ 515	$ 267,908	$ 276,545	$ 205,956
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 53,911	$ 515	$ 267,908	$ 276,545	$ 205,956
Total number of mutual fund shares	4,546,528	20,827	8,730,771	10,989,034	6,187,997
Cost of mutual fund shares	$ 50,079	$ 494	$ 240,438	$ 244,067	$ 186,273

The accompanying notes are an integral part of these financial statements.

5

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	Appreciation Portfolio	ING GET Fund - Series N	ING GET Fund - Series P
Assets					
Investments in mutual funds at fair value	$ 450	$ 2,400	$ 473	$ 14,456	$ 66,555
Total assets	450	2,400	473	14,456	66,555
Liabilities					
Payable to related parties	—	—	—	2	7
Total liabilities	—	—	—	2	7
Net assets	$ 450	$ 2,400	$ 473	$ 14,454	$ 66,548
Net assets					
Accumulation units	$ 450	$ 2,400	$ 473	$ 14,454	$ 66,548
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 450	$ 2,400	$ 473	$ 14,454	$ 66,548
Total number of mutual fund shares	22,027	142,944	19,510	1,458,684	6,777,486
Cost of mutual fund shares	$ 385	$ 2,174	$ 421	$ 14,667	$ 67,991

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET Fund - Series Q	ING GET Fund - Series R	ING GET Fund - Series S	ING GET Fund - Series T	ING GET Fund - Series U
Assets					
Investments in mutual funds at fair value	$ 80,749	$ 83,443	$ 96,744	$ 104,430	$ 117,842
Total assets	80,749	83,443	96,744	104,430	117,842
Liabilities					
Payable to related parties	22	24	20	13	35
Total liabilities	22	24	20	13	35
Net assets	$ 80,727	$ 83,419	$ 96,724	$ 104,417	$ 117,807
Net assets					
Accumulation units	$ 80,727	$ 83,419	$ 96,724	$ 104,417	$ 117,807
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 80,727	$ 83,419	$ 96,724	$ 104,417	$ 117,807
Total number of mutual fund shares	7,979,132	8,180,703	9,588,154	10,432,585	12,061,611
Cost of mutual fund shares	$ 80,066	$ 82,111	$ 96,133	$ 104,616	$ 120,474

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET Fund - Series V	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	ING American Funds Growth Portfolio	ING American Funds Growth - Income Portfolio
Assets					
Investments in mutual funds at fair value	$ 177,938	$ 466,036	$ 17,344	$ 1,517,044	$ 1,031,425
Total assets	177,938	466,036	17,344	1,517,044	1,031,425
Liabilities					
Payable to related parties	52	115	3	271	178
Total liabilities	52	115	3	271	178
Net assets	$ 177,886	$ 465,921	$ 17,341	$ 1,516,773	$ 1,031,247
Net assets					
Accumulation units	$ 177,886	$ 465,921	$ 17,341	$ 1,516,773	$ 1,031,247
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 177,886	$ 465,921	$ 17,341	$ 1,516,773	$ 1,031,247
Total number of mutual fund shares	18,009,928	24,489,564	915,719	25,795,679	26,638,050
Cost of mutual fund shares	$ 180,124	$ 306,818	$ 14,310	$ 1,253,278	$ 933,204

The accompanying notes are an integral part of these financial statements.

8

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING American Funds International Portfolio	ING Capital Guardian Small/Mid Cap Portfolio - Service Class	ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class	ING Capital Guardian U.S. Equities Portfolio - Service Class	ING Capital Guardian U.S. Equities Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 683,603	$ 455,484	$ 9,139	$ 595,922	$ 10,965
Total assets	683,603	455,484	9,139	595,922	10,965
Liabilities					
Payable to related parties	113	113	1	121	2
Total liabilities	113	113	1	121	2
Net assets	$ 683,490	$ 455,371	$ 9,138	$ 595,801	$ 10,963
Net assets					
Accumulation units	$ 683,490	$ 455,249	$ 9,138	$ 595,801	$ 10,963
Contracts in payout (annuitization)	—	122	—	—	—
Total net assets	$ 683,490	$ 455,371	$ 9,138	$ 595,801	$ 10,963
Total number of mutual fund shares	35,530,310	39,097,359	787,135	48,846,044	900,228
Cost of mutual fund shares	$ 543,608	$ 348,325	$ 8,390	$ 459,733	$ 8,957

The accompanying notes are an integral part of these financial statements.

9

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Eagle Asset Capital Appreciation Portfolio - Service Class	ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Omega Portfolio - Class A	ING Evergreen Omega Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 184,270	$ 3,066	$ 160,633	$ 961	$ 7,995
Total assets	184,270	3,066	160,633	961	7,995
Liabilities					
Payable to related parties	43	—	33	—	1
Total liabilities	43	—	33	—	1
Net assets	$ 184,227	$ 3,066	$ 160,600	$ 961	$ 7,994
Net assets					
Accumulation units	$ 184,188	$ 3,066	$ 160,600	$ 961	$ 7,994
Contracts in payout (annuitization)	39	—	—	—	—
Total net assets	$ 184,227	$ 3,066	$ 160,600	$ 961	$ 7,994
Total number of mutual fund shares	10,208,849	170,435	15,026,490	87,928	729,437
Cost of mutual fund shares	$ 150,077	$ 2,801	$ 155,446	$ 901	$ 7,666

The accompanying notes are an integral part of these financial statements.

10

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class		ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class		ING FMR^{SM} Earnings Growth Portfolio - Service Class		ING FMR^{SM} Earnings Growth Portfolio - Service 2 Class		ING Global Resources Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	569,967	$	28,374	$	9,243	$	16	$	373,992
Total assets		569,967		28,374		9,243		16		373,992
Liabilities										
Payable to related parties		130		5		1		—		72
Total liabilities		130		5		1		—		72
Net assets	$	569,837	$	28,369	$	9,242	$	16	$	373,920
Net assets										
Accumulation units	$	569,496	$	28,369	$	9,242	$	16	$	373,673
Contracts in payout (annuitization)		341		—		—		—		247
Total net assets	$	569,837	$	28,369	$	9,242	$	16	$	373,920
Total number of mutual fund shares		43,081,371		2,151,188		872,822		1,469		18,377,984
Cost of mutual fund shares	$	493,170	$	25,173	$	9,064	$	15	$	294,320

The accompanying notes are an integral part of these financial statements.

11

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Global Resources Portfolio - Service 2 Class	ING Goldman Sachs Tollkeeper[SM] Portfolio - Service Class	ING Goldman Sachs Tollkeeper[SM] Portfolio - Service 2 Class	ING International Portfolio - Service Class	ING International Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 22,551	$ 73,119	$ 5,749	$ 160,744	$ 10,092
Total assets	22,551	73,119	5,749	160,744	10,092
Liabilities					
Payable to related parties	4	15	1	38	2
Total liabilities	4	15	1	38	2
Net assets	$ 22,547	$ 73,104	$ 5,748	$ 160,706	$ 10,090
Net assets					
Accumulation units	$ 22,547	$ 73,104	$ 5,748	$ 160,706	$ 10,090
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 22,547	$ 73,104	$ 5,748	$ 160,706	$ 10,090
Total number of mutual fund shares	1,112,002	10,127,269	799,549	15,367,478	968,542
Cost of mutual fund shares	$ 17,378	$ 68,343	$ 5,381	$ 133,473	$ 8,439

The accompanying notes are an integral part of these financial statements.

12

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Janus Contrarian Portfolio - Service Class		ING Janus Contrarian Portfolio - Service 2 Class		ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class		ING JPMorgan Emerging Markets Equity Portfolio - Service Class		ING JPMorgan Small Cap Equity Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	81,480	$	3,756	$	19,782	$	305,387	$	177,518
Total assets		81,480		3,756		19,782		305,387		177,518
Liabilities										
Payable to related parties		18		1		4		61		32
Total liabilities		18		1		4		61		32
Net assets	$	81,462	$	3,755	$	19,778	$	305,326	$	177,486
Net assets										
Accumulation units	$	81,462	$	3,755	$	19,778	$	304,976	$	177,486
Contracts in payout (annuitization)		—		—		—		350		—
Total net assets	$	81,462	$	3,755	$	19,778	$	305,326	$	177,486
Total number of mutual fund shares		6,405,694		296,689		1,356,813		20,817,081		14,190,120
Cost of mutual fund shares	$	63,300	$	3,107	$	14,586	$	223,880	$	165,682

The accompanying notes are an integral part of these financial statements.

13

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING JPMorgan Small Cap Equity Portfolio - Service 2 Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service 2 Class	ING Julius Baer Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 45,417	$ 40,819	$ 864	$ 356,608	$ 39,188
Total assets	45,417	40,819	864	356,608	39,188
Liabilities					
Payable to related parties	8	6	—	65	6
Total liabilities	8	6	—	65	6
Net assets	$ 45,409	$ 40,813	$ 864	$ 356,543	$ 39,182
Net assets					
Accumulation units	$ 45,409	$ 40,813	$ 864	$ 356,543	$ 39,182
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 45,409	$ 40,813	$ 864	$ 356,543	$ 39,182
Total number of mutual fund shares	3,650,923	3,800,689	80,553	27,305,369	3,005,219
Cost of mutual fund shares	$ 41,144	$ 39,905	$ 845	$ 319,272	$ 35,027

The accompanying notes are an integral part of these financial statements.

14

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Service Class	ING Legg Mason Value - Service 2 Class	ING LifeStyle Aggressive Growth Portfolio - Service 1 Class	ING LifeStyle Growth Portfolio - Service 1 Class	ING LifeStyle Moderate Growth Portfolio - Service 1 Class
Assets					
Investments in mutual funds at fair value	$ 399,211	$ 27,155	$ 672,545	$ 1,373,874	$ 1,239,850
Total assets	399,211	27,155	672,545	1,373,874	1,239,850
Liabilities					
Payable to related parties	77	4	149	67	221
Total liabilities	77	4	149	67	221
Net assets	$ 399,134	$ 27,151	$ 672,396	$ 1,373,807	$ 1,239,629
Net assets					
Accumulation units	$ 399,134	$ 27,151	$ 672,396	$ 1,373,807	$ 1,239,629
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 399,134	$ 27,151	$ 672,396	$ 1,373,807	$ 1,239,629
Total number of mutual fund shares	37,625,900	2,566,596	55,036,391	115,064,813	107,068,207
Cost of mutual fund shares	$ 328,100	$ 23,857	$ 604,089	$ 1,252,325	$ 1,153,364

The accompanying notes are an integral part of these financial statements.

15

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Service 1 Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Affiliated Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 515,815	$ 269,706	$ 582,492	$ 11,309	$ 126,115
Total assets	515,815	269,706	582,492	11,309	126,115
Liabilities					
Payable to related parties	83	62	133	2	25
Total liabilities	83	62	133	2	25
Net assets	$ 515,732	$ 269,644	$ 582,359	$ 11,307	$ 126,090
Net assets					
Accumulation units	$ 515,732	$ 269,352	$ 582,281	$ 11,307	$ 126,090
Contracts in payout (annuitization)	—	292	78	—	—
Total net assets	$ 515,732	$ 269,644	$ 582,359	$ 11,307	$ 126,090
Total number of mutual fund shares	45,366,357	25,159,149	582,491,956	11,309,105	10,544,696
Cost of mutual fund shares	$ 486,650	$ 288,653	$ 582,492	$ 11,309	$ 102,641

The accompanying notes are an integral part of these financial statements.

16

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Service 2 Class	ING MarketPro Portfolio - Class S	ING MarketPro Portfolio - Class S2	ING MarketStyle Growth Portfolio - Class S	ING MarketStyle Moderate Growth Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 2,804	$ 2,308	$ 66	$ 2,652	$ 3,206
Total assets	2,804	2,308	66	2,652	3,206
Liabilities					
Payable to related parties	—	—	—	—	—
Total liabilities	—	—	—	—	—
Net assets	$ 2,804	$ 2,308	$ 66	$ 2,652	$ 3,206
Net assets					
Accumulation units	$ 2,804	$ 2,308	$ 66	$ 2,652	$ 3,206
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,804	$ 2,308	$ 66	$ 2,652	$ 3,206
Total number of mutual fund shares	234,806	224,515	6,467	259,285	313,668
Cost of mutual fund shares	$ 2,472	$ 2,279	$ 67	$ 2,640	$ 3,156

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING MarketStyle Moderate Portfolio - Class S	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING Marsico International Opportunities Portfolio - Service Class	ING Mercury Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 906	$ 818,647	$ 22,549	$ 123,962	$ 151,942
Total assets	906	818,647	22,549	123,962	151,942
Liabilities					
Payable to related parties	—	233	3	24	31
Total liabilities	—	233	3	24	31
Net assets	$ 906	$ 818,414	$ 22,546	$ 123,938	$ 151,911
Net assets					
Accumulation units	$ 906	$ 818,414	$ 22,546	$ 123,938	$ 151,911
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 906	$ 818,414	$ 22,546	$ 123,938	$ 151,911
Total number of mutual fund shares	89,765	51,813,120	1,433,487	10,029,253	13,143,740
Cost of mutual fund shares	$ 903	$ 549,454	$ 18,791	$ 113,403	$ 141,813

The accompanying notes are an integral part of these financial statements.

18

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Mercury Large Cap Value Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Service 2 Class	ING MFS Mid Cap Growth Portfolio - Service Class	ING MFS Mid Cap Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 42,132	$ 3,133	$ 553,000	$ 19,175	$ 1,266,605
Total assets	42,132	3,133	553,000	19,175	1,266,605
Liabilities					
Payable to related parties	8	1	160	3	273
Total liabilities	8	1	160	3	273
Net assets	$ 42,124	$ 3,132	$ 552,840	$ 19,172	$ 1,266,332
Net assets					
Accumulation units	$ 42,124	$ 3,132	$ 552,553	$ 19,172	$ 1,266,332
Contracts in payout (annuitization)	—	—	287	—	—
Total net assets	$ 42,124	$ 3,132	$ 552,840	$ 19,172	$ 1,266,332
Total number of mutual fund shares	3,422,554	255,583	46,160,256	1,607,252	69,479,172
Cost of mutual fund shares	$ 38,246	$ 2,914	$ 381,556	$ 16,634	$ 1,151,401

The accompanying notes are an integral part of these financial statements.

19

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING Oppenheimer Main Street Portfolio® - Service 2 Class	ING PIMCO Core Bond Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 48,433	$ 151,115	$ 447,522	$ 4,351	$ 619,642
Total assets	48,433	151,115	447,522	4,351	619,642
Liabilities					
Payable to related parties	8	30	121	1	116
Total liabilities	8	30	121	1	116
Net assets	$ 48,425	$ 151,085	$ 447,401	$ 4,350	$ 619,526
Net assets					
Accumulation units	$ 48,425	$ 151,085	$ 447,401	$ 4,350	$ 619,526
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 48,425	$ 151,085	$ 447,401	$ 4,350	$ 619,526
Total number of mutual fund shares	2,672,907	13,492,367	25,660,681	250,372	57,856,420
Cost of mutual fund shares	$ 46,396	$ 152,695	$ 338,363	$ 3,783	$ 618,492

The accompanying notes are an integral part of these financial statements.

20

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING PIMCO Core Bond Portfolio - Service 2 Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Salomon Brothers All Cap Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 35,745	$ 624,560	$ 82,268	$ 593,111	$ 370,815
Total assets	35,745	624,560	82,268	593,111	370,815
Liabilities					
Payable to related parties	6	313	15	115	82
Total liabilities	6	313	15	115	82
Net assets	$ 35,739	$ 624,247	$ 82,253	$ 592,996	$ 370,733
Net assets					
Accumulation units	$ 35,739	$ 624,247	$ 82,253	$ 592,996	$ 370,733
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 35,739	$ 624,247	$ 82,253	$ 592,996	$ 370,733
Total number of mutual fund shares	3,346,927	61,171,381	7,451,830	53,919,152	27,880,801
Cost of mutual fund shares	$ 36,209	$ 618,081	$ 79,989	$ 575,935	$ 299,357

The accompanying notes are an integral part of these financial statements.

21

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Salomon Brothers All Cap Portfolio - Service 2 Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 21,053	$ 2,239,939	$ 91,527	$ 940,309	$ 31,284
Total assets	21,053	2,239,939	91,527	940,309	31,284
Liabilities					
Payable to related parties	4	452	15	193	5
Total liabilities	4	452	15	193	5
Net assets	$ 21,049	$ 2,239,487	$ 91,512	$ 940,116	$ 31,279
Net assets					
Accumulation units	$ 21,049	$ 2,235,427	$ 91,512	$ 937,506	$ 31,279
Contracts in payout (annuitization)	—	4,060	—	2,610	—
Total net assets	$ 21,049	$ 2,239,487	$ 91,512	$ 940,116	$ 31,279
Total number of mutual fund shares	1,588,939	89,134,065	3,656,684	68,237,239	2,280,163
Cost of mutual fund shares	$ 18,706	$ 1,752,346	$ 81,486	$ 797,598	$ 28,498

The accompanying notes are an integral part of these financial statements.

22

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING UBS U.S. Allocation Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service 2 Class	ING Van Kampen Equity Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 373,644	$ 6,469	$ 115,836	$ 4,709	$ 60,900
Total assets	373,644	6,469	115,836	4,709	60,900
Liabilities					
Payable to related parties	74	1	23	1	13
Total liabilities	74	1	23	1	13
Net assets	$ 373,570	$ 6,468	$ 115,813	$ 4,708	$ 60,887
Net assets					
Accumulation units	$ 372,983	$ 6,468	$ 115,813	$ 4,708	$ 60,887
Contracts in payout (annuitization)	587	—	—	—	—
Total net assets	$ 373,570	$ 6,468	$ 115,813	$ 4,708	$ 60,887
Total number of mutual fund shares	27,453,606	477,747	11,560,448	471,860	5,152,281
Cost of mutual fund shares	$ 274,107	$ 5,480	$ 100,850	$ 4,267	$ 51,180

The accompanying notes are an integral part of these financial statements.

23

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Van Kampen Equity Growth Portfolio - Service 2 Class	ING Van Kampen Global Franchise Portfolio - Service Class	ING Van Kampen Global Franchise Portfolio - Service 2 Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 12,817	$ 213,749	$ 66,249	$ 791,840	$ 70,395
Total assets	12,817	213,749	66,249	791,840	70,395
Liabilities					
Payable to related parties	2	39	12	185	12
Total liabilities	2	39	12	185	12
Net assets	$ 12,815	$ 213,710	$ 66,237	$ 791,655	$ 70,383
Net assets					
Accumulation units	$ 12,815	$ 213,710	$ 66,237	$ 791,083	$ 70,383
Contracts in payout (annuitization)	—	—	—	572	—
Total net assets	$ 12,815	$ 213,710	$ 66,237	$ 791,655	$ 70,383
Total number of mutual fund shares	1,087,128	15,399,813	4,790,272	29,251,561	2,611,087
Cost of mutual fund shares	$ 10,387	$ 185,256	$ 55,537	$ 667,372	$ 58,612

The accompanying notes are an integral part of these financial statements.

24

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Van Kampen Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service 2 Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 684,145	$ 28,995	$ 240	$ 277,767	$ 4,008
Total assets	684,145	28,995	240	277,767	4,008
Liabilities					
Payable to related parties	150	5	—	77	1
Total liabilities	150	5	—	77	1
Net assets	$ 683,995	$ 28,990	$ 240	$ 277,690	$ 4,007
Net assets					
Accumulation units	$ 683,369	$ 28,990	$ 240	$ 276,714	$ 4,007
Contracts in payout (annuitization)	626	—	—	976	—
Total net assets	$ 683,995	$ 28,990	$ 240	$ 277,690	$ 4,007
Total number of mutual fund shares	22,083,431	938,037	22,166	17,908,875	259,427
Cost of mutual fund shares	$ 462,323	$ 22,394	$ 240	$ 190,529	$ 3,400

The accompanying notes are an integral part of these financial statements.

25

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 71	$ 681	$ 534	$ 59	$ 483
Total assets	71	681	534	59	483
Liabilities					
Payable to related parties	—	—	—	—	—
Total liabilities	—	—	—	—	—
Net assets	$ 71	$ 681	$ 534	$ 59	$ 483
Net assets					
Accumulation units	$ 71	$ 681	$ 534	$ 59	$ 483
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 71	$ 681	$ 534	$ 59	$ 483
Total number of mutual fund shares	7,253	47,937	56,545	6,295	41,171
Cost of mutual fund shares	$ 72	$ 656	$ 489	$ 57	$ 475

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class	ING JPMorgan Fleming International Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 66,030	$ 2,221	$ 772	$ 12	$ 93,093
Total assets	66,030	2,221	772	12	93,093
Liabilities					
Payable to related parties	3	—	—	—	16
Total liabilities	3	—	—	—	16
Net assets	$ 66,027	$ 2,221	$ 772	$ 12	$ 93,077
Net assets					
Accumulation units	$ 66,027	$ 2,221	$ 772	$ 12	$ 93,077
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 66,027	$ 2,221	$ 772	$ 12	$ 93,077
Total number of mutual fund shares	4,111,485	118,820	84,851	1,069	6,978,497
Cost of mutual fund shares	$ 64,788	$ 2,139	$ 751	$ 12	$ 84,568

The accompanying notes are an integral part of these financial statements.

27

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING MFS Capital Opportunities Portfolio - Initial Class	ING MFS Capital Opportunities Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 24,635	$ 3,384	$ 277	$ 995	$ 18,309
Total assets	24,635	3,384	277	995	18,309
Liabilities					
Payable to related parties	3	1	—	—	2
Total liabilities	3	1	—	—	2
Net assets	$ 24,632	$ 3,383	$ 277	$ 995	$ 18,307
Net assets					
Accumulation units	$ 24,632	$ 3,383	$ 277	$ 995	$ 18,307
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 24,632	$ 3,383	$ 277	$ 995	$ 18,307
Total number of mutual fund shares	1,762,125	123,489	10,181	72,452	1,292,114
Cost of mutual fund shares	$ 23,386	$ 2,962	$ 236	$ 925	$ 15,689

The accompanying notes are an integral part of these financial statements.

28

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 32,619	$ 3,093	$ 2,776	$ 154,648	$ 363
Total assets	32,619	3,093	2,776	154,648	363
Liabilities					
Payable to related parties	4	—	—	32	—
Total liabilities	4	—	—	32	—
Net assets	$ 32,615	$ 3,093	$ 2,776	$ 154,616	$ 363
Net assets					
Accumulation units	$ 32,615	$ 3,093	$ 2,776	$ 154,616	$ 363
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 32,615	$ 3,093	$ 2,776	$ 154,616	$ 363
Total number of mutual fund shares	2,346,676	309,599	255,351	3,508,354	33,668
Cost of mutual fund shares	$ 31,561	$ 3,108	$ 2,767	$ 133,359	$ 352

The accompanying notes are an integral part of these financial statements.

29

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 47	$ 19	$ 5	$ 729	$ 3,308
Total assets	47	19	5	729	3,308
Liabilities					
Payable to related parties	—	—	—	—	—
Total liabilities	—	—	—	—	—
Net assets	$ 47	$ 19	$ 5	$ 729	$ 3,308
Net assets					
Accumulation units	$ 47	$ 19	$ 5	$ 729	$ 3,308
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 47	$ 19	$ 5	$ 729	$ 3,308
Total number of mutual fund shares	4,295	1,736	426	85,315	63,417
Cost of mutual fund shares	$ 46	$ 18	$ 5	$ 648	$ 2,852

The accompanying notes are an integral part of these financial statements.

30

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Balanced Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 7,228	$ 168,949	$ 4,154	$ 34,100	$ 362
Total assets	7,228	168,949	4,154	34,100	362
Liabilities					
Payable to related parties	—	26	3	2	—
Total liabilities	—	26	3	2	—
Net assets	$ 7,228	$ 168,923	$ 4,151	$ 34,098	$ 362
Net assets					
Accumulation units	$ 7,228	$ 168,923	$ 4,151	$ 34,098	$ 362
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 7,228	$ 168,923	$ 4,151	$ 34,098	$ 362
Total number of mutual fund shares	784,766	13,893,800	115,092	949,059	25,219
Cost of mutual fund shares	$ 6,959	$ 153,425	$ 3,812	$ 33,195	$ 353

The accompanying notes are an integral part of these financial statements.

31

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Strategic Allocation Growth Portfolio - Class S	ING VP Strategic Allocation Income Portfolio - Class S	ING VP Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2
Assets					
Investments in mutual funds at fair value	$ 29	$ 118	$ 2,431	$ 128,247	$ 90,941
Total assets	29	118	2,431	128,247	90,941
Liabilities					
Payable to related parties	—	—	—	27	13
Total liabilities	—	—	—	27	13
Net assets	$ 29	$ 118	$ 2,431	$ 128,220	$ 90,928
Net assets					
Accumulation units	$ 29	$ 118	$ 2,431	$ 128,220	$ 90,928
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 29	$ 118	$ 2,431	$ 128,220	$ 90,928
Total number of mutual fund shares	1,856	8,908	117,482	12,710,320	9,085,045
Cost of mutual fund shares	$ 28	$ 116	$ 2,160	$ 127,163	$ 90,865

The accompanying notes are an integral part of these financial statements.

32

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Assets					
Investments in mutual funds at fair value	$ 95,480	$ 60,573	$ 37,089	$ 42,251	$ 36,817
Total assets	95,480	60,573	37,089	42,251	36,817
Liabilities					
Payable to related parties	23	16	8	7	7
Total liabilities	23	16	8	7	7
Net assets	$ 95,457	$ 60,557	$ 37,081	$ 42,244	$ 36,810
Net assets					
Accumulation units	$ 95,457	$ 60,557	$ 37,081	$ 42,244	$ 36,810
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 95,457	$ 60,557	$ 37,081	$ 42,244	$ 36,810
Total number of mutual fund shares	9,557,542	5,813,149	3,512,174	4,082,205	3,598,894
Cost of mutual fund shares	$ 95,658	$ 58,226	$ 35,218	$ 40,941	$ 36,132

The accompanying notes are an integral part of these financial statements.

33

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING VP Global Equity Dividend Portfolio
Assets					
Investments in mutual funds at fair value	$ 15,160	$ 16,496	$ 12,506	$ 1,482	$ 60,156
Total assets	15,160	16,496	12,506	1,482	60,156
Liabilities					
Payable to related parties	4	3	2	—	13
Total liabilities	4	3	2	—	13
Net assets	$ 15,156	$ 16,493	$ 12,504	$ 1,482	$ 60,143
Net assets					
Accumulation units	$ 15,156	$ 16,493	$ 12,504	$ 1,482	$ 60,143
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 15,156	$ 16,493	$ 12,504	$ 1,482	$ 60,143
Total number of mutual fund shares	1,481,891	1,639,714	1,248,116	147,871	7,863,469
Cost of mutual fund shares	$ 14,901	$ 16,487	$ 12,572	$ 1,480	$ 50,499

The accompanying notes are an integral part of these financial statements.

34

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Global Science and Technology Portfolio - Class S	ING VP Growth Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 78	$ 285	$ 173,776	$ 177,664	$ 144,795
Total assets	78	285	173,776	177,664	144,795
Liabilities					
Payable to related parties	—	—	28	30	24
Total liabilities	—	—	28	30	24
Net assets	$ 78	$ 285	$ 173,748	$ 177,634	$ 144,771
Net assets					
Accumulation units	$ 78	$ 285	$ 173,748	$ 177,634	$ 144,771
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 78	$ 285	$ 173,748	$ 177,634	$ 144,771
Total number of mutual fund shares	18,355	27,661	11,357,927	9,587,904	8,759,504
Cost of mutual fund shares	$ 72	$ 234	$ 158,416	$ 165,228	$ 135,859

The accompanying notes are an integral part of these financial statements.

35

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP International Equity Portfolio - Class S	ING VP Small Company Portfolio - Class S	ING VP Value Opportunity Portfolio - Class S	ING VP Convertible Portfolio - Class S	ING VP Financial Services Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 353	$ 1,294	$ 28,543	$ 7,943	$ 75,996
Total assets	353	1,294	28,543	7,943	75,996
Liabilities					
Payable to related parties	—	—	6	1	16
Total liabilities	—	—	6	1	16
Net assets	$ 353	$ 1,294	$ 28,537	$ 7,942	$ 75,980
Net assets					
Accumulation units	$ 353	$ 1,294	$ 28,537	$ 7,942	$ 75,980
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 353	$ 1,294	$ 28,537	$ 7,942	$ 75,980
Total number of mutual fund shares	35,087	59,923	2,072,834	685,899	6,579,780
Cost of mutual fund shares	$ 303	$ 1,073	$ 28,302	$ 7,888	$ 71,733

The accompanying notes are an integral part of these financial statements.

36

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP International Value Portfolio - Class S	ING VP LargeCap Growth Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 2,846	$ 1,736	$ 31,266	$ 628	$ 112,456
Total assets	2,846	1,736	31,266	628	112,456
Liabilities					
Payable to related parties	—	—	7	—	24
Total liabilities	—	—	7	—	24
Net assets	$ 2,846	$ 1,736	$ 31,259	$ 628	$ 112,432
Net assets					
Accumulation units	$ 2,846	$ 1,736	$ 31,259	$ 628	$ 112,432
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,846	$ 1,736	$ 31,259	$ 628	$ 112,432
Total number of mutual fund shares	220,981	184,845	4,179,886	42,016	6,400,478
Cost of mutual fund shares	$ 2,640	$ 1,278	$ 26,520	$ 611	$ 87,096

The accompanying notes are an integral part of these financial statements.

37

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S	Colonial Small Cap Value Fund VS Class B	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Admin Class
Assets					
Investments in mutual funds at fair value	$ 3,170	$ 300,836	$ 348,888	$ 91	$ 352
Total assets	3,170	300,836	348,888	91	352
Liabilities					
Payable to related parties	—	62	71	—	—
Total liabilities	—	62	71	—	—
Net assets	$ 3,170	$ 300,774	$ 348,817	$ 91	$ 352
Net assets					
Accumulation units	$ 3,170	$ 300,774	$ 348,817	$ 91	$ 352
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,170	$ 300,774	$ 348,817	$ 91	$ 352
Total number of mutual fund shares	233,399	23,302,555	19,589,433	5,305	27,745
Cost of mutual fund shares	$ 2,987	$ 313,496	$ 305,114	$ 89	$ 357

The accompanying notes are an integral part of these financial statements.

38

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	PIMCO StocksPLUS® Growth and Income Admin Class	Pioneer Equity-Income VCT Portfolio - Class II	Pioneer Small Company VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30
Assets					
Investments in mutual funds at fair value	$ 140,485	$ 3,429	$ 6,998	$ 74,326	$ 37,380
Total assets	140,485	3,429	6,998	74,326	37,380
Liabilities					
Payable to related parties	36	—	1	17	8
Total liabilities	36	—	1	17	8
Net assets	$ 140,449	$ 3,429	$ 6,997	$ 74,309	$ 37,372
Net assets					
Accumulation units	$ 140,449	$ 3,429	$ 6,997	$ 74,309	$ 37,372
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 140,449	$ 3,429	$ 6,997	$ 74,309	$ 37,372
Total number of mutual fund shares	13,773,026	160,466	597,596	2,629,142	1,336,911
Cost of mutual fund shares	$ 108,353	$ 3,189	$ 6,536	$ 72,855	$ 37,463

The accompanying notes are an integral part of these financial statements.

39

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity	ProFund VP Small-Cap	Putnam VT International Growth and Income Fund - Class IB Shares	Liberty Asset Allocation Fund Var. Series Class A	Liberty Federal Securities Fund Var. Series Class A
Assets					
Investments in mutual funds at fair value	$ 50,618	$ 116,485	$ 3,372	$ 523	$ 85
Total assets	50,618	116,485	3,372	523	85
Liabilities					
Payable to related parties	10	25	1	—	—
Total liabilities	10	25	1	—	—
Net assets	$ 50,608	$ 116,460	$ 3,371	$ 523	$ 85
Net assets					
Accumulation units	$ 50,608	$ 116,460	$ 3,371	$ 523	$ 85
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 50,608	$ 116,460	$ 3,371	$ 523	$ 85
Total number of mutual fund shares	2,644,599	3,535,211	220,698	33,992	7,963
Cost of mutual fund shares	$ 51,721	$ 118,514	$ 2,250	$ 393	$ 88

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Liberty Small Company Growth Fund Var. Series Class A	Smith Barney High Income	Smith Barney International All Cap Growth	Smith Barney Large Cap Value SB	Smith Barney Money Market SB
Assets					
Investments in mutual funds at fair value	$ 78	$ 185	$ 144	$ 302	$ 24
Total assets	78	185	144	302	24
Liabilities					
Payable to related parties	—	—	—	—	—
Total liabilities	—	—	—	—	—
Net assets	$ 78	$ 185	$ 144	$ 302	$ 24
Net assets					
Accumulation units	$ 78	$ 185	$ 144	$ 302	$ 24
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 78	$ 185	$ 144	$ 302	$ 24
Total number of mutual fund shares	6,857	25,992	10,093	15,961	23,839
Cost of mutual fund shares	$ 59	$ 185	$ 173	$ 296	$ 24

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Wells Fargo Advantage Asset Allocation Fund	Wells Fargo Advantage C&B Large Cap Value Fund	Wells Fargo Advantage Equity Income Fund	Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Money Market Fund
Assets					
Investments in mutual funds at fair value	$ 3,309	$ 568	$ 1,007	$ 3,109	$ 784
Total assets	3,309	568	1,007	3,109	784
Liabilities					
Payable to related parties	1	—	—	—	—
Total liabilities	1	—	—	—	—
Net assets	$ 3,308	$ 568	$ 1,007	$ 3,109	$ 784
Net assets					
Accumulation units	$ 3,308	$ 568	$ 1,007	$ 3,109	$ 784
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,308	$ 568	$ 1,007	$ 3,109	$ 784
Total number of mutual fund shares	253,569	60,845	59,358	331,761	784,021
Cost of mutual fund shares	$ 3,186	$ 554	$ 927	$ 2,810	$ 784

The accompanying notes are an integral part of these financial statements.

42

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Wells Fargo Advantage Small Cap Growth Fund	Wells Fargo Advantage Total Return Bond Fund
Assets		
Investments in mutual funds at fair value	$ 782	$ 1,392
Total assets	782	1,392
Liabilities		
Payable to related parties	—	—
Total liabilities	—	—
Net assets	$ 782	$ 1,392
Net assets		
Accumulation units	$ 782	$ 1,392
Contracts in payout (annuitization)	—	—
Total net assets	$ 782	$ 1,392
Total number of mutual fund shares	93,736	141,124
Cost of mutual fund shares	$ 672	$ 1,410

The accompanying notes are an integral part of these financial statements.

43

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series II Shares	AIM V.I. Core Equity Fund - Series II Shares	AIM V.I. Demographic Trends Fund - Series II Shares	AIM V.I. Financial Services Fund - Series I Shares	AIM V.I. Growth Fund - Series II Shares
Net investment income (loss)					
Income:					
Dividends	$ —	$ —	$ —	$ —	$ —
Total investment income	—	—	—	—	—
Expenses:					
Mortality, expense risk and other charges	—	1	780	588	45
Annual administrative charges	—	—	4	3	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	—	19	13	—
Other contract charges	—	—	199	148	2
Amortization of deferred charges	—	—	—	—	—
Total expenses	—	1	1,002	752	47
Net investment income (loss)	—	(1)	(1,002)	(752)	(47)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	11	35	8,072	3,693	628
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	11	35	8,072	3,693	628
Net unrealized appreciation (depreciation) of investments	(9)	(33)	(7,424)	(5,848)	(543)
Net realized and unrealized gain (loss) on investments	2	2	648	(2,155)	85
Net increase (decrease) in net assets resulting from operations	$ 2	$ 1	$ (354)	$ (2,907)	$ 38

The accompanying notes are an integral part of these financial statements.

44

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM V.I. Health Sciences Fund - Series I Shares	AIM V.I. Leisure Fund - Series I Shares	AIM V.I. Premier Equity Fund - Series II Shares	AIM V.I. Utilities Fund - Series I Shares	AllianceBernstein VPSF Growth and Income Class B
Net investment income (loss)					
Income:					
Dividends	$ —	$ 612	$ —	$ —	$ 212
Total investment income	—	612	—	—	212
Expenses:					
Mortality, expense risk and other charges	986	900	1	1,162	198
Annual administrative charges	5	16	—	8	1
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	18	16	—	35	7
Other contract charges	252	258	—	267	4
Amortization of deferred charges	—	—	—	—	—
Total expenses	1,261	1,190	1	1,472	210
Net investment income (loss)	(1,261)	(578)	(1)	(1,472)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	13,984	3,577	24	27,469	2,479
Capital gains distributions	—	1,037	—	—	—
Total realized gain (loss) on investments and capital gains distributions	13,984	4,614	24	27,469	2,479
Net unrealized appreciation (depreciation) of investments	(9,760)	(5,874)	(21)	(10,452)	(2,558)
Net realized and unrealized gain (loss) on investments	4,224	(1,260)	3	17,017	(79)
Net increase (decrease) in net assets resulting from operations	$ 2,963	$ (1,838)	$ 2	$ 15,545	$ (77)

The accompanying notes are an integral part of these financial statements.

45

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AllianceBernstein VPSF Large Cap Growth Class B	AllianceBernstein VPSF Value Class B	Columbia Large Cap Growth Fund VS Class A	Fidelity® VIP Contrafund® Portfolio - Service Class 2
Net investment income (loss)				
Income:				
Dividends	$ —	$ 134	$ 3	$ 65
Total investment income	—	134	3	65
Expenses:				
Mortality, expense risk and other charges	56	127	7	1,775
Annual administrative charges	—	—	1	40
Minimum death benefit guarantee charges	—	—	—	—
Contingent deferred sales charges	1	2	—	30
Other contract charges	2	4	—	191
Amortization of deferred charges	—	—	—	—
Total expenses	59	133	8	2,036
Net investment income (loss)	(59)	1	(5)	(1,971)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	993	1,896	—	1,196
Capital gains distributions	—	188	—	9
Total realized gain (loss) on investments and capital gains distributions	993	2,084	—	1,205
Net unrealized appreciation (depreciation) of investments	(719)	(1,876)	21	19,745
Net realized and unrealized gain (loss) on investments	274	208	21	20,950
Net increase (decrease) in net assets resulting from operations	$ 215	$ 209	$ 16	$ 18,979

The accompanying notes are an integral part of these financial statements.

46

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Growth Portfolio - Service Class 2	Fidelity® VIP Overseas Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	Appreciation Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 3,542	$ 639	$ 1	$ 10	$ 4
Total investment income	3,542	639	1	10	4
Expenses:					
Mortality, expense risk and other charges	4,310	3,713	3	15	8
Annual administrative charges	70	65	—	—	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	91	85	—	—	—
Other contract charges	1,040	1,063	—	—	—
Amortization of deferred charges	—	—	—	—	—
Total expenses	5,511	4,926	3	15	8
Net investment income (loss)	(1,969)	(4,287)	(2)	(5)	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,129	8,674	5	65	28
Capital gains distributions	8,757	—	1	8	—
Total realized gain (loss) on investments and capital gains distributions	13,886	8,674	6	73	28
Net unrealized appreciation (depreciation) of investments	(2,859)	1,208	45	60	(10)
Net realized and unrealized gain (loss) on investments	11,027	9,882	51	133	18
Net increase (decrease) in net assets resulting from operations	$ 9,058	$ 5,595	$ 49	$ 128	$ 14

The accompanying notes are an integral part of these financial statements.

47

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q	ING GET Fund - Series R	ING GET Fund - Series S
Net investment income (loss)					
Income:					
Dividends	$ 616	$ 2,812	$ 3,594	$ 3,282	$ 3,062
Total investment income	616	2,812	3,594	3,282	3,062
Expenses:					
Mortality, expense risk and other charges	325	1,528	1,868	2,055	2,485
Annual administrative charges	4	21	26	30	36
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	17	48	57	58	43
Other contract charges	—	(1)	1	(1)	—
Amortization of deferred charges	—	—	—	—	—
Total expenses	346	1,596	1,952	2,142	2,564
Net investment income (loss)	270	1,216	1,642	1,140	498
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(56)	(249)	521	989	439
Capital gains distributions	—	—	—	2,438	3,482
Total realized gain (loss) on investments and capital gains distributions	(56)	(249)	521	3,427	3,921
Net unrealized appreciation (depreciation) of investments	(242)	(1,646)	(2,797)	(5,242)	(5,012)
Net realized and unrealized gain (loss) on investments	(298)	(1,895)	(2,276)	(1,815)	(1,091)
Net increase (decrease) in net assets resulting from operations	$ (28)	$ (679)	$ (634)	$ (675)	$ (593)

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V	ING AIM Mid Cap Growth Portfolio - Service Class	ING AIM Mid Cap Growth Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 3,305	$ 2,855	$ 3,979	$ 2,650	$ 84
Total investment income	3,305	2,855	3,979	2,650	84
Expenses:					
Mortality, expense risk and other charges	2,671	2,815	4,284	3,353	113
Annual administrative charges	42	41	67	42	1
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	40	80	110	88	1
Other contract charges	2	6	4	521	40
Amortization of deferred charges	—	—	—	—	—
Total expenses	2,755	2,942	4,465	4,004	155
Net investment income (loss)	550	(87)	(486)	(1,354)	(71)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	277	44	(697)	75,706	1,534
Capital gains distributions	4,142	6,846	—	—	—
Total realized gain (loss) on investments and capital gains distributions	4,419	6,890	(697)	75,706	1,534
Net unrealized appreciation (depreciation) of investments	(5,976)	(8,102)	(1,771)	(53,410)	(757)
Net realized and unrealized gain (loss) on investments	(1,557)	(1,212)	(2,468)	22,296	777
Net increase (decrease) in net assets resulting from operations	$ (1,007)	$ (1,299)	$ (2,954)	$ 20,942	$ 706

The accompanying notes are an integral part of these financial statements.

49

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio
Net investment income (loss)				
Income:				
Dividends	$ —	$ —	$ —	$ 3,000
Total investment income	—	—	—	3,000
Expenses:				
Mortality, expense risk and other charges	7,370	248	20,108	14,829
Annual administrative charges	172	4	341	229
Minimum death benefit guarantee charges	—	—	—	—
Contingent deferred sales charges	197	3	305	207
Other contract charges	951	88	5,464	3,696
Amortization of deferred charges	2	—	—	—
Total expenses	8,692	343	26,218	18,961
Net investment income (loss)	(8,692)	(343)	(26,218)	(15,961)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	40,539	322	1,458	497
Capital gains distributions	—	—	288	610
Total realized gain (loss) on investments and capital gains distributions	40,539	322	1,746	1,107
Net unrealized appreciation (depreciation) of investments	(16,040)	859	185,941	47,900
Net realized and unrealized gain (loss) on investments	24,499	1,181	187,687	49,007
Net increase (decrease) in net assets resulting from operations	$ 15,807	$ 838	$ 161,469	$ 33,046

The accompanying notes are an integral part of these financial statements.

50

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING American Funds International Portfolio	ING Capital Guardian Small/Mid Cap Portfolio - Service Class	ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class	ING Capital Guardian U.S. Equities Portfolio - Service Class	ING Capital Guardian U.S. Equities Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 2,467	$ 824	$ 14	$ 2,667	$ 38
Total investment income	2,467	824	14	2,667	38
Expenses:					
Mortality, expense risk and other charges	8,218	7,891	145	10,433	177
Annual administrative charges	140	178	2	185	2
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	106	166	3	247	—
Other contract charges	2,029	1,215	52	2,047	63
Amortization of deferred charges	—	2	—	1	—
Total expenses	10,493	9,452	202	12,913	242
Net investment income (loss)	(8,026)	(8,628)	(188)	(10,246)	(204)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,905	29,745	218	9,136	321
Capital gains distributions	887	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	2,792	29,745	218	9,136	321
Net unrealized appreciation (depreciation) of investments	102,227	(38,485)	(293)	23,268	282
Net realized and unrealized gain (loss) on investments	105,019	(8,740)	(75)	32,404	603
Net increase (decrease) in net assets resulting from operations	$ 96,993	$ (17,368)	$ (263)	$ 22,158	$ 399

The accompanying notes are an integral part of these financial statements.

51

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Eagle Asset Capital Appreciation Portfolio - Service Class	ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Health Sciences Portfolio - Service 2 Class	ING Evergreen Omega Portfolio - Class A
Net investment income (loss)					
Income:					
Dividends	$ 2,432	$ 31	$ 7	$ —	$ —
Total investment income	2,432	31	7	—	—
Expenses:					
Mortality, expense risk and other charges	3,266	42	1,336	57	13
Annual administrative charges	69	—	42	—	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	71	—	39	1	—
Other contract charges	351	14	340	20	4
Amortization of deferred charges	—	—	—	—	—
Total expenses	3,757	56	1,757	78	17
Net investment income (loss)	(1,325)	(25)	(1,750)	(78)	(17)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	7,892	37	1,583	493	10
Capital gains distributions	—	—	5,064	—	—
Total realized gain (loss) on investments and capital gains distributions	7,892	37	6,647	493	10
Net unrealized appreciation (depreciation) of investments	(10,169)	(49)	3,512	(166)	42
Net realized and unrealized gain (loss) on investments	(2,277)	(12)	10,159	327	52
Net increase (decrease) in net assets resulting from operations	$ (3,602)	$ (37)	$ 8,409	$ 249	$ 35

The accompanying notes are an integral part of these financial statements.

52

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING FMR^{SM} Earnings Growth Portfolio - Service Class	ING FMR^{SM} Earnings Growth Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ —	$ —	$ —	$ 12	$ —
Total investment income	—	—	—	12	—
Expenses:					
Mortality, expense risk and other charges	83	5,200	267	44	—
Annual administrative charges	2	156	5	2	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	1	121	1	—	—
Other contract charges	22	1,098	90	2	—
Amortization of deferred charges	—	—	—	—	—
Total expenses	108	6,575	363	48	—
Net investment income (loss)	(108)	(6,575)	(363)	(36)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	135	12,090	282	30	—
Capital gains distributions	—	21,616	1,084	23	—
Total realized gain (loss) on investments and capital gains distributions	135	33,706	1,366	53	—
Net unrealized appreciation (depreciation) of investments	176	13,301	1,144	179	—
Net realized and unrealized gain (loss) on investments	311	47,007	2,510	232	—
Net increase (decrease) in net assets resulting from operations	$ 203	$ 40,432	$ 2,147	$ 196	$ —

The accompanying notes are an integral part of these financial statements.

53

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Goldman Sachs Tollkeeper[SM] Portfolio - Service Class	ING Goldman Sachs Tollkeeper[SM] Portfolio - Service 2 Class	ING International Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2,026	$ 123	$ —	$ —	$ 4,038
Total investment income	2,026	123	—	—	4,038
Expenses:					
Mortality, expense risk and other charges	4,501	275	1,075	87	2,727
Annual administrative charges	100	5	21	2	59
Minimum death benefit guarantee charges	1	—	—	—	—
Contingent deferred sales charges	173	2	16	—	57
Other contract charges	946	99	304	32	346
Amortization of deferred charges	—	—	—	—	—
Total expenses	5,721	381	1,416	121	3,189
Net investment income (loss)	(3,695)	(258)	(1,416)	(121)	849
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	16,258	348	4,626	77	10,573
Capital gains distributions	12,846	779	3,161	257	8,260
Total realized gain (loss) on investments and capital gains distributions	29,104	1,127	7,787	334	18,833
Net unrealized appreciation (depreciation) of investments	52,783	3,988	(7,142)	(196)	(7,286)
Net realized and unrealized gain (loss) on investments	81,887	5,115	645	138	11,547
Net increase (decrease) in net assets resulting from operations	$ 78,192	$ 4,857	$ (771)	$ 17	$ 12,396

The accompanying notes are an integral part of these financial statements.

54

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING International Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service Class	ING Janus Contrarian Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 244	$ 44	$ 2	$ 11	$ 149
Total investment income	244	44	2	11	149
Expenses:					
Mortality, expense risk and other charges	171	1,123	51	216	3,442
Annual administrative charges	2	26	1	4	85
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	2	42	—	3	68
Other contract charges	63	255	18	77	689
Amortization of deferred charges	—	—	—	—	—
Total expenses	238	1,446	70	300	4,284
Net investment income (loss)	6	(1,402)	(68)	(289)	(4,135)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	416	6,143	173	196	13,512
Capital gains distributions	502	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	918	6,143	173	196	13,512
Net unrealized appreciation (depreciation) of investments	(180)	3,792	291	3,946	53,031
Net realized and unrealized gain (loss) on investments	738	9,935	464	4,142	66,543
Net increase (decrease) in net assets resulting from operations	$ 744	$ 8,533	$ 396	$ 3,853	$ 62,408

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING JPMorgan Small Cap Equity Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Service 2 Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service 2 Class	ING Julius Baer Foreign Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ —	$ —	$ —	$ —	$ 199
Total investment income	—	—	—	—	199
Expenses:					
Mortality, expense risk and other charges	2,826	695	230	5	4,518
Annual administrative charges	40	11	6	—	81
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	40	5	2	—	59
Other contract charges	761	250	13	1	1,227
Amortization of deferred charges	—	—	—	—	—
Total expenses	3,667	961	251	6	5,885
Net investment income (loss)	(3,667)	(961)	(251)	(6)	(5,686)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8,300	481	(133)	3	4,925
Capital gains distributions	16,422	3,939	—	—	25,036
Total realized gain (loss) on investments and capital gains distributions	24,722	4,420	(133)	3	29,961
Net unrealized appreciation (depreciation) of investments	(18,130)	(2,580)	915	19	12,668
Net realized and unrealized gain (loss) on investments	6,592	1,840	782	22	42,629
Net increase (decrease) in net assets resulting from operations	$ 2,925	$ 879	$ 531	$ 16	$ 36,943

The accompanying notes are an integral part of these financial statements.

56

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Service 2 Class	ING Legg Mason Value Portfolio - Service Class	ING Legg Mason Value - Service 2 Class	ING LifeStyle Aggressive Growth Portfolio - Service 1 Class	ING LifeStyle Growth Portfolio - Service 1 Class
Net investment income (loss)					
Income:					
Dividends	$ 10	$ —	$ —	$ 349	$ 3,030
Total investment income	10	—	—	349	3,030
Expenses:					
Mortality, expense risk and other charges	490	5,687	349	7,793	16,194
Annual administrative charges	7	105	5	177	164
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	6	100	2	107	164
Other contract charges	171	1,275	117	2,403	4,769
Amortization of deferred charges	—	—	—	—	—
Total expenses	674	7,167	473	10,480	21,291
Net investment income (loss)	(664)	(7,167)	(473)	(10,131)	(18,261)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	210	140	568	362	—
Capital gains distributions	2,716	658	39	827	2,766
Total realized gain (loss) on investments and capital gains distributions	2,926	798	607	1,189	2,766
Net unrealized appreciation (depreciation) of investments	1,776	22,857	1,101	47,272	81,446
Net realized and unrealized gain (loss) on investments	4,702	23,655	1,708	48,461	84,212
Net increase (decrease) in net assets resulting from operations	$ 4,038	$ 16,488	$ 1,235	$ 38,330	$ 65,951

The accompanying notes are an integral part of these financial statements.

57

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service 1 Class	ING LifeStyle Moderate Portfolio - Service 1 Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 5,249	$ 3,072	$ 14,385	$ 18,354	$ 333
Total investment income	5,249	3,072	14,385	18,354	333
Expenses:					
Mortality, expense risk and other charges	14,652	6,368	4,924	11,076	226
Annual administrative charges	264	103	103	645	7
Minimum death benefit guarantee charges	—	—	1	3	—
Contingent deferred sales charges	260	125	189	38,286	660
Other contract charges	3,696	1,371	408	1,312	75
Amortization of deferred charges	1	—	5	4	—
Total expenses	18,873	7,967	5,630	51,326	968
Net investment income (loss)	(13,624)	(4,895)	8,755	(32,972)	(635)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	668	3,472	(3,699)	—	—
Capital gains distributions	4,025	1,665	842	—	—
Total realized gain (loss) on investments and capital gains distributions	4,693	5,137	(2,857)	—	—
Net unrealized appreciation (depreciation) of investments	53,813	16,794	(6,689)	—	—
Net realized and unrealized gain (loss) on investments	58,506	21,931	(9,546)	—	—
Net increase (decrease) in net assets resulting from operations	$ 44,882	$ 17,036	$ (791)	$ (32,972)	$ (635)

The accompanying notes are an integral part of these financial statements.

58

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service 2 Class	ING MarketPro Portfolio - Class S	ING MarketPro Portfolio - Class S2	ING MarketStyle Growth Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 1,594	$ 30	$ —	$ —	$ —
Total investment income	1,594	30	—	—	—
Expenses:					
Mortality, expense risk and other charges	2,243	41	5	—	4
Annual administrative charges	38	1	—	—	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	51	—	—	—	—
Other contract charges	422	11	—	—	1
Amortization of deferred charges	—	—	—	—	—
Total expenses	2,754	53	5	—	5
Net investment income (loss)	(1,160)	(23)	(5)	—	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,031	38	—	—	—
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	1,031	38	—	—	—
Net unrealized appreciation (depreciation) of investments	3,941	76	29	(1)	12
Net realized and unrealized gain (loss) on investments	4,972	114	29	(1)	12
Net increase (decrease) in net assets resulting from operations	$ 3,812	$ 91	$ 24	$ (1)	$ 7

The accompanying notes are an integral part of these financial statements.

59

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING MarketStyle Moderate Growth Portfolio - Class S	ING MarketStyle Moderate Portfolio - Class S	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING Marsico International Opportunities Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ —	$ —	$ —	$ —	$ 139
Total investment income	—	—	—	—	139
Expenses:					
Mortality, expense risk and other charges	10	2	13,085	321	565
Annual administrative charges	—	—	387	4	28
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	—	373	1	9
Other contract charges	—	—	1,723	110	145
Amortization of deferred charges	—	—	2	—	—
Total expenses	10	2	15,570	436	747
Net investment income (loss)	(10)	(2)	(15,570)	(436)	(608)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	34,371	384	727
Capital gains distributions	—	—	—	—	1,565
Total realized gain (loss) on investments and capital gains distributions	—	—	34,371	384	2,292
Net unrealized appreciation (depreciation) of investments	49	3	33,167	1,341	10,559
Net realized and unrealized gain (loss) on investments	49	3	67,538	1,725	12,851
Net increase (decrease) in net assets resulting from operations	$ 39	$ 1	$ 51,968	$ 1,289	$ 12,243

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Mercury Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Growth Portfolio - Service 2 Class	ING Mercury Large Cap Value Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Service 2 Class	ING MFS Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ —	$ —	$ —	$ —	$ —
Total investment income	—	—	—	—	—
Expenses:					
Mortality, expense risk and other charges	967	28	714	46	9,404
Annual administrative charges	38	—	11	1	258
Minimum death benefit guarantee charges	—	—	—	—	1
Contingent deferred sales charges	13	—	16	—	247
Other contract charges	237	10	197	16	1,285
Amortization of deferred charges	—	—	—	—	2
Total expenses	1,255	38	938	63	11,197
Net investment income (loss)	(1,255)	(38)	(938)	(63)	(11,197)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,861	186	1,540	99	46,175
Capital gains distributions	—	—	3	—	—
Total realized gain (loss) on investments and capital gains distributions	1,861	186	1,543	99	46,175
Net unrealized appreciation (depreciation) of investments	9,013	(125)	490	55	(33,898)
Net realized and unrealized gain (loss) on investments	10,874	61	2,033	154	12,277
Net increase (decrease) in net assets resulting from operations	$ 9,619	$ 23	$ 1,095	$ 91	$ 1,080

The accompanying notes are an integral part of these financial statements.

61

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING MFS Mid Cap Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class
Net investment income (loss)					
Income:					
Dividends	$ —	$ 28,441	$ 951	$ 1,053	$ 4,290
Total investment income	—	28,441	951	1,053	4,290
Expenses:					
Mortality, expense risk and other charges	306	21,323	763	1,002	7,498
Annual administrative charges	5	431	9	36	202
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	4	552	5	29	219
Other contract charges	111	2,925	247	236	786
Amortization of deferred charges	—	1	—	—	2
Total expenses	426	25,232	1,024	1,303	8,707
Net investment income (loss)	(426)	3,209	(73)	(250)	(4,417)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	899	11,960	380	1,944	394
Capital gains distributions	—	45,005	1,509	3,073	—
Total realized gain (loss) on investments and capital gains distributions	899	56,965	1,889	5,017	394
Net unrealized appreciation (depreciation) of investments	(337)	(48,418)	(1,601)	(1,580)	20,294
Net realized and unrealized gain (loss) on investments	562	8,547	288	3,437	20,688
Net increase (decrease) in net assets resulting from operations	$ 136	$ 11,756	$ 215	$ 3,187	$ 16,271

The accompanying notes are an integral part of these financial statements.

62

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service 2 Class	ING PIMCO Core Bond Portfolio - Service Class	ING PIMCO Core Bond Portfolio - Service 2 Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 33	$ 21,137	$ 1,099	$ 42,181	$ 318
Total investment income	33	21,137	1,099	42,181	318
Expenses:					
Mortality, expense risk and other charges	62	10,234	579	10,486	384
Annual administrative charges	1	173	7	319	16
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	238	4	261	6
Other contract charges	19	1,537	190	1,784	96
Amortization of deferred charges	—	(1)	—	—	—
Total expenses	82	12,181	780	12,850	502
Net investment income (loss)	(49)	8,956	319	29,331	(184)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	52	4,572	46	5,447	32
Capital gains distributions	—	5,721	306	1,502	17
Total realized gain (loss) on investments and capital gains distributions	52	10,293	352	6,949	49
Net unrealized appreciation (depreciation) of investments	147	(16,867)	(719)	(22,893)	2,279
Net realized and unrealized gain (loss) on investments	199	(6,574)	(367)	(15,944)	2,328
Net increase (decrease) in net assets resulting from operations	$ 150	$ 2,382	$ (48)	$ 13,387	$ 2,144

The accompanying notes are an integral part of these financial statements.

63

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Salomon Brothers All Cap Portfolio - Service Class	ING Salomon Brothers All Cap Portfolio - Service 2 Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ —	$ 1,932	$ 102	$ 26,658	$ 980
Total investment income	—	1,932	102	26,658	980
Expenses:					
Mortality, expense risk and other charges	3,090	6,630	314	34,378	1,326
Annual administrative charges	129	128	5	658	18
Minimum death benefit guarantee charges	—	—	—	1	—
Contingent deferred sales charges	48	159	2	777	7
Other contract charges	821	1,203	111	6,167	455
Amortization of deferred charges	—	—	—	5	—
Total expenses	4,088	8,120	432	41,986	1,806
Net investment income (loss)	(4,088)	(6,188)	(330)	(15,328)	(826)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	691	7,112	232	14,747	486
Capital gains distributions	—	—	—	71,132	2,614
Total realized gain (loss) on investments and capital gains distributions	691	7,112	232	85,879	3,100
Net unrealized appreciation (depreciation) of investments	17,176	6,550	620	45,590	1,906
Net realized and unrealized gain (loss) on investments	17,867	13,662	852	131,469	5,006
Net increase (decrease) in net assets resulting from operations	$ 13,779	$ 7,474	$ 522	$ 116,141	$ 4,180

The accompanying notes are an integral part of these financial statements.

64

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING UBS U.S. Allocation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 10,757	$ 305	$ 2,630	$ 42	$ 1,373
Total investment income	10,757	305	2,630	42	1,373
Expenses:					
Mortality, expense risk and other charges	15,523	483	5,926	97	1,831
Annual administrative charges	293	7	113	1	34
Minimum death benefit guarantee charges	2	—	—	—	—
Contingent deferred sales charges	323	5	104	—	50
Other contract charges	3,033	170	1,018	35	355
Amortization of deferred charges	7	—	1	—	—
Total expenses	19,181	665	7,162	133	2,270
Net investment income (loss)	(8,424)	(360)	(4,532)	(91)	(897)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8,927	874	8,603	152	1,170
Capital gains distributions	21,970	643	—	—	—
Total realized gain (loss) on investments and capital gains distributions	30,897	1,517	8,603	152	1,170
Net unrealized appreciation (depreciation) of investments	(5,030)	(709)	22,661	394	4,474
Net realized and unrealized gain (loss) on investments	25,867	808	31,264	546	5,644
Net increase (decrease) in net assets resulting from operations	$ 17,443	$ 448	$ 26,732	$ 455	$ 4,747

The accompanying notes are an integral part of these financial statements.

65

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING UBS U.S. Allocation Portfolio - Service 2 Class	ING Van Kampen Equity Growth Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Service 2 Class	ING Van Kampen Global Franchise Portfolio - Service Class	ING Van Kampen Global Franchise Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 56	$ 152	$ 28	$ 369	$ 76
Total investment income	56	152	28	369	76
Expenses:					
Mortality, expense risk and other charges	75	770	194	2,971	950
Annual administrative charges	1	17	3	53	15
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	9	1	43	4
Other contract charges	26	216	69	814	323
Amortization of deferred charges	—	—	—	—	—
Total expenses	102	1,012	267	3,881	1,292
Net investment income (loss)	(46)	(860)	(239)	(3,512)	(1,216)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	67	2,019	232	5,876	268
Capital gains distributions	—	—	—	1,902	568
Total realized gain (loss) on investments and capital gains distributions	67	2,019	232	7,778	836
Net unrealized appreciation (depreciation) of investments	163	4,593	1,390	10,038	4,796
Net realized and unrealized gain (loss) on investments	230	6,612	1,622	17,816	5,632
Net increase (decrease) in net assets resulting from operations	$ 184	$ 5,752	$ 1,383	$ 14,304	$ 4,416

The accompanying notes are an integral part of these financial statements.

66

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class	ING Van Kampen Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service 2 Class	ING VP Index Plus International Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 7,868	$ 622	$ 6,604	$ 238	$ —
Total investment income	7,868	622	6,604	238	—
Expenses:					
Mortality, expense risk and other charges	12,520	1,093	10,325	412	—
Annual administrative charges	301	15	220	7	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	294	7	239	4	—
Other contract charges	1,396	360	2,109	145	—
Amortization of deferred charges	3	—	1	—	—
Total expenses	14,514	1,475	12,894	568	—
Net investment income (loss)	(6,646)	(853)	(6,290)	(330)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12,167	2,006	24,716	753	—
Capital gains distributions	—	—	18,354	697	1
Total realized gain (loss) on investments and capital gains distributions	12,167	2,006	43,070	1,450	1
Net unrealized appreciation (depreciation) of investments	54,120	3,316	48,208	2,244	(1)
Net realized and unrealized gain (loss) on investments	66,287	5,322	91,278	3,694	—
Net increase (decrease) in net assets resulting from operations	$ 59,641	$ 4,469	$ 84,988	$ 3,364	$ —

The accompanying notes are an integral part of these financial statements.

67

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 1,801	$ 20	$ —	$ 9	$ —
Total investment income	1,801	20	—	9	—
Expenses:					
Mortality, expense risk and other charges	4,607	62	—	7	4
Annual administrative charges	128	1	—	—	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	120	1	—	—	—
Other contract charges	416	21	—	—	—
Amortization of deferred charges	2	—	—	—	—
Total expenses	5,273	85	—	7	4
Net investment income (loss)	(3,472)	(65)	—	2	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,819	107	—	50	14
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	3,819	107	—	50	14
Net unrealized appreciation (depreciation) of investments	9,505	76	(1)	(47)	45
Net realized and unrealized gain (loss) on investments	13,324	183	(1)	3	59
Net increase (decrease) in net assets resulting from operations	$ 9,852	$ 118	$ (1)	$ 5	$ 55

The accompanying notes are an integral part of these financial statements.

68

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING American Century Select Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class	ING Fundamental Research Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ —	$ 1	$ —	$ —	$ 2
Total investment income	—	1	—	—	2
Expenses:					
Mortality, expense risk and other charges	1	4	390	8	8
Annual administrative charges	—	—	4	—	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	—	3	—	—
Other contract charges	—	—	66	—	1
Amortization of deferred charges	—	—	—	—	—
Total expenses	1	4	463	8	9
Net investment income (loss)	(1)	(3)	(463)	(8)	(7)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12	23	514	35	(4)
Capital gains distributions	—	53	—	—	—
Total realized gain (loss) on investments and capital gains distributions	12	76	514	35	(4)
Net unrealized appreciation (depreciation) of investments	(27)	(38)	1,024	(21)	21
Net realized and unrealized gain (loss) on investments	(15)	38	1,538	14	17
Net increase (decrease) in net assets resulting from operations	$ (16)	$ 35	$ 1,075	$ 6	$ 10

The accompanying notes are an integral part of these financial statements.

69

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Goldman Sachs® Capital Growth Portfolio - Service Class	ING JPMorgan Fleming International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING MFS Capital Opportunities Portfolio - Initial Class	ING MFS Capital Opportunities Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ —	$ 565	$ 67	$ 31	$ 2
Total investment income	—	565	67	31	2
Expenses:					
Mortality, expense risk and other charges	—	1,345	418	61	3
Annual administrative charges	—	20	4	1	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	15	4	2	—
Other contract charges	—	364	19	2	—
Amortization of deferred charges	—	—	—	—	—
Total expenses	—	1,744	445	66	3
Net investment income (loss)	—	(1,179)	(378)	(35)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	5,215	1,178	241	43
Capital gains distributions	—	—	1,756	—	—
Total realized gain (loss) on investments and capital gains distributions	—	5,215	2,934	241	43
Net unrealized appreciation (depreciation) of investments	—	2,140	(948)	(216)	(45)
Net realized and unrealized gain (loss) on investments	—	7,355	1,986	25	(2)
Net increase (decrease) in net assets resulting from operations	$ —	$ 6,176	$ 1,608	$ (10)	$ (3)

The accompanying notes are an integral part of these financial statements.

70

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 152	$ 212	$ 62	$ 38
Total investment income	5	152	212	62	38
Expenses:					
Mortality, expense risk and other charges	11	154	164	20	22
Annual administrative charges	—	3	4	—	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	2	1	—	—
Other contract charges	—	3	24	—	—
Amortization of deferred charges	—	—	—	—	—
Total expenses	11	162	193	20	22
Net investment income (loss)	(6)	(10)	19	42	16
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	46	315	476	4	8
Capital gains distributions	—	317	502	—	28
Total realized gain (loss) on investments and capital gains distributions	46	632	978	4	36
Net unrealized appreciation (depreciation) of investments	(17)	2,620	743	(15)	(26)
Net realized and unrealized gain (loss) on investments	29	3,252	1,721	(11)	10
Net increase (decrease) in net assets resulting from operations	$ 23	$ 3,242	$ 1,740	$ 31	$ 26

The accompanying notes are an integral part of these financial statements.

71

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Salomon Brothers Aggressive Growth Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ —	$ —	$ —	$ —	$ —
Total investment income	—	—	—	—	—
Expenses:					
Mortality, expense risk and other charges	2,279	1	—	—	—
Annual administrative charges	40	—	—	—	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	28	—	—	—	—
Other contract charges	723	—	—	—	—
Amortization of deferred charges	—	—	—	—	—
Total expenses	3,070	1	—	—	—
Net investment income (loss)	(3,070)	(1)	—	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,075	—	—	—	—
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	1,075	—	—	—	—
Net unrealized appreciation (depreciation) of investments	14,115	11	1	1	—
Net realized and unrealized gain (loss) on investments	15,190	11	1	1	—
Net increase (decrease) in net assets resulting from operations	$ 12,120	$ 10	$ 1	$ 1	$ —

The accompanying notes are an integral part of these financial statements.

72

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ —	$ 14	$ 20	$ 698	$ 4
Total investment income	—	14	20	698	4
Expenses:					
Mortality, expense risk and other charges	5	27	51	2,282	24
Annual administrative charges	—	—	1	33	5
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	—	2	19	2
Other contract charges	—	—	7	631	28
Amortization of deferred charges	—	—	—	—	—
Total expenses	5	27	61	2,965	59
Net investment income (loss)	(5)	(13)	(41)	(2,267)	(55)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8	185	275	586	31
Capital gains distributions	10	—	—	4,933	4
Total realized gain (loss) on investments and capital gains distributions	18	185	275	5,519	35
Net unrealized appreciation (depreciation) of investments	37	(18)	209	(266)	341
Net realized and unrealized gain (loss) on investments	55	167	484	5,253	376
Net increase (decrease) in net assets resulting from operations	$ 50	$ 154	$ 443	$ 2,986	$ 321

The accompanying notes are an integral part of these financial statements.

73

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Balanced Portfolio -Class S	ING VP Strategic Allocation Growth Portfolio -Class S	ING VP Strategic Allocation Income Portfolio - Class S	ING VP Growth and Income Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ —	$ 2	$ —	$ —	$ 23
Total investment income	—	2	—	—	23
Expenses:					
Mortality, expense risk and other charges	166	1	—	—	17
Annual administrative charges	—	—	—	—	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	—	—	—	—
Other contract charges	—	—	—	—	—
Amortization of deferred charges	—	—	—	—	—
Total expenses	166	1	—	—	17
Net investment income (loss)	(166)	1	—	—	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	28	—	—	—	99
Capital gains distributions	5	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	33	—	—	—	99
Net unrealized appreciation (depreciation) of investments	882	8	1	2	40
Net realized and unrealized gain (loss) on investments	915	8	1	2	139
Net increase (decrease) in net assets resulting from operations	$ 749	$ 9	$ 1	$ 2	$ 145

The accompanying notes are an integral part of these financial statements.

74

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5
Net investment income (loss)					
Income:					
Dividends	$ 3,625	$ 2,821	$ 2,328	$ 1,108	$ 389
Total investment income	3,625	2,821	2,328	1,108	389
Expenses:					
Mortality, expense risk and other charges	3,190	2,217	2,491	1,454	844
Annual administrative charges	45	30	31	19	11
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	104	61	59	35	13
Other contract charges	1	1	—	1	—
Amortization of deferred charges	—	—	—	—	—
Total expenses	3,340	2,309	2,581	1,509	868
Net investment income (loss)	285	512	(253)	(401)	(479)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,267	299	(55)	659	314
Capital gains distributions	5,863	2,298	151	342	662
Total realized gain (loss) on investments and capital gains distributions	7,130	2,597	96	1,001	976
Net unrealized appreciation (depreciation) of investments	(8,740)	(4,631)	(1,798)	(1,359)	(379)
Net realized and unrealized gain (loss) on investments	(1,610)	(2,034)	(1,702)	(358)	597
Net increase (decrease) in net assets resulting from operations	$ (1,325)	$ (1,522)	$ (1,955)	$ (759)	$ 118

The accompanying notes are an integral part of these financial statements.

75

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 198	$ 27	$ —	$ —	$ —
Total investment income	198	27	—	—	—
Expenses:					
Mortality, expense risk and other charges	1,077	788	193	116	26
Annual administrative charges	11	12	5	3	1
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	32	7	5	3	—
Other contract charges	—	—	—	—	—
Amortization of deferred charges	—	—	—	—	—
Total expenses	1,120	807	203	122	27
Net investment income (loss)	(922)	(780)	(203)	(122)	(27)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	358	107	40	4	6
Capital gains distributions	5	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	363	107	40	4	6
Net unrealized appreciation (depreciation) of investments	758	684	258	9	(66)
Net realized and unrealized gain (loss) on investments	1,121	791	298	13	(60)
Net increase (decrease) in net assets resulting from operations	$ 199	$ 11	$ 95	$ (109)	$ (87)

The accompanying notes are an integral part of these financial statements.

76

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING VP Global Equity Dividend Portfolio	ING VP Global Science and Technology Portfolio - Class S	ING VP Growth Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ —	$ 1,766	$ —	$ 1	$ 1,841
Total investment income	—	1,766	—	1	1,841
Expenses:					
Mortality, expense risk and other charges	1	972	—	3	2,541
Annual administrative charges	—	19	—	—	37
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	22	—	—	41
Other contract charges	—	231	—	—	604
Amortization of deferred charges	—	—	—	—	—
Total expenses	1	1,244	—	3	3,223
Net investment income (loss)	(1)	522	—	(2)	(1,382)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	1,206	—	22	4,313
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	—	1,206	—	22	4,313
Net unrealized appreciation (depreciation) of investments	3	(472)	6	—	2,136
Net realized and unrealized gain (loss) on investments	3	734	6	22	6,449
Net increase (decrease) in net assets resulting from operations	$ 2	$ 1,256	$ 6	$ 20	$ 5,067

The accompanying notes are an integral part of these financial statements.

77

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S	ING VP International Equity Portfolio - Class S	ING VP Small Company Portfolio - Class S	ING VP Value Opportunity Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 503	$ 286	$ 2	$ —	$ 58
Total investment income	503	286	2	—	58
Expenses:					
Mortality, expense risk and other charges	2,146	1,851	3	11	87
Annual administrative charges	38	31	—	—	6
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	41	25	—	—	2
Other contract charges	381	354	—	—	7
Amortization of deferred charges	—	—	—	—	—
Total expenses	2,606	2,261	3	11	102
Net investment income (loss)	(2,103)	(1,975)	(1)	(11)	(44)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,303	2,661	24	61	222
Capital gains distributions	9,195	5,728	—	16	—
Total realized gain (loss) on investments and capital gains distributions	12,498	8,389	24	77	222
Net unrealized appreciation (depreciation) of investments	1,873	(48)	22	29	(189)
Net realized and unrealized gain (loss) on investments	14,371	8,341	46	106	33
Net increase (decrease) in net assets resulting from operations	$ 12,268	$ 6,366	$ 45	$ 95	$ (11)

The accompanying notes are an integral part of these financial statements.

78

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Convertible Portfolio - Class S	ING VP Financial Services Portfolio - Class S	ING VP International Value Portfolio - Class S	ING VP LargeCap Growth Portfolio - Class S	ING VP MagnaCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 215	$ 385	$ 38	$ —	$ 274
Total investment income	215	385	38	—	274
Expenses:					
Mortality, expense risk and other charges	133	525	18	23	424
Annual administrative charges	1	19	—	1	4
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	2	9	—	1	10
Other contract charges	4	150	—	—	78
Amortization of deferred charges	—	—	—	—	—
Total expenses	140	703	18	25	516
Net investment income (loss)	75	(318)	20	(25)	(242)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	148	802	47	63	4,434
Capital gains distributions	6	1,135	91	—	2,377
Total realized gain (loss) on investments and capital gains distributions	154	1,937	138	63	6,811
Net unrealized appreciation (depreciation) of investments	(316)	3,252	73	(15)	(5,179)
Net realized and unrealized gain (loss) on investments	(162)	5,189	211	48	1,632
Net increase (decrease) in net assets resulting from operations	$ (87)	$ 4,871	$ 231	$ 23	$ 1,390

The accompanying notes are an integral part of these financial statements.

79

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ —	$ 7	$ —	$ 65	$ 9,891
Total investment income	—	7	—	65	9,891
Expenses:					
Mortality, expense risk and other charges	547	3	1,790	29	4,017
Annual administrative charges	11	—	35	—	82
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	9	—	31	—	137
Other contract charges	141	—	501	—	862
Amortization of deferred charges	—	—	—	—	—
Total expenses	708	3	2,357	29	5,098
Net investment income (loss)	(708)	4	(2,357)	36	4,793
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	482	7	3,397	97	(1,866)
Capital gains distributions	—	—	—	—	1,296
Total realized gain (loss) on investments and capital gains distributions	482	7	3,397	97	(570)
Net unrealized appreciation (depreciation) of investments	2,587	17	5,832	(45)	(2,599)
Net realized and unrealized gain (loss) on investments	3,069	24	9,229	52	(3,169)
Net increase (decrease) in net assets resulting from operations	$ 2,361	$ 28	$ 6,872	$ 88	$ 1,624

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Service Shares	Janus Aspen Series Flexible Income Portfolio - Service Shares	Janus Aspen Series Growth Portfolio - Service Shares	Janus Aspen Series Worldwide Growth Portfolio - Service Shares	Colonial Small Cap Value Fund VS Class B
Net investment income (loss)					
Income:					
Dividends	$ —	$ —	$ —	$ —	$ —
Total investment income	—	—	—	—	—
Expenses:					
Mortality, expense risk and other charges	10	5	2	28	5,203
Annual administrative charges	—	—	—	—	96
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	—	—	1	104
Other contract charges	—	—	—	—	1,525
Amortization of deferred charges	—	—	—	—	—
Total expenses	10	5	2	29	6,928
Net investment income (loss)	(10)	(5)	(2)	(29)	(6,928)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	333	(48)	61	552	3,411
Capital gains distributions	—	—	—	—	653
Total realized gain (loss) on investments and capital gains distributions	333	(48)	61	552	4,064
Net unrealized appreciation (depreciation) of investments	(444)	53	(101)	(812)	15,535
Net realized and unrealized gain (loss) on investments	(111)	5	(40)	(260)	19,599
Net increase (decrease) in net assets resulting from operations	$ (121)	$ —	$ (42)	$ (289)	$ 12,671

The accompanying notes are an integral part of these financial statements.

81

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Oppenheimer Global Securities Fund/VA -Service Class	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	Oppenheimer Strategic Bond Fund/VA - Service Class	PIMCO Real Return Portfolio - Admin Class	PIMCO StocksPLUS® Growth and Income Admin Class
Net investment income (loss)					
Income:					
Dividends	$ 66	$ —	$ 62	$ 3	$ 3,395
Total investment income	66	—	62	3	3,395
Expenses:					
Mortality, expense risk and other charges	23	—	5	1	2,494
Annual administrative charges	—	—	—	—	59
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	—	—	—	84
Other contract charges	—	—	—	—	208
Amortization of deferred charges	—	—	—	—	—
Total expenses	23	—	5	1	2,845
Net investment income (loss)	43	—	57	2	550
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	823	—	(18)	—	2,246
Capital gains distributions	—	—	—	4	—
Total realized gain (loss) on investments and capital gains distributions	823	—	(18)	4	2,246
Net unrealized appreciation (depreciation) of investments	(1,329)	2	(56)	(4)	(992)
Net realized and unrealized gain (loss) on investments	(506)	2	(74)	—	1,254
Net increase (decrease) in net assets resulting from operations	$ (463)	$ 2	$ (17)	$ 2	$ 1,804

The accompanying notes are an integral part of these financial statements.

82

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Pioneer Equity-Income VCT Portfolio - Class II	Pioneer Fund VCT Portfolio - Class II	Pioneer Mid Cap Value VCT Portfolio - Class II	Pioneer Small Company VCT Portfolio - Class II	ProFund VP Bull
Net investment income (loss)					
Income:					
Dividends	$ 55	$ 622	$ 1,040	$ —	$ 202
Total investment income	55	622	1,040	—	202
Expenses:					
Mortality, expense risk and other charges	23	1,001	6,270	120	1,289
Annual administrative charges	—	5	33	2	25
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	28	130	4	43
Other contract charges	—	249	1,733	4	233
Amortization of deferred charges	—	—	—	—	—
Total expenses	23	1,283	8,166	130	1,590
Net investment income (loss)	32	(661)	(7,126)	(130)	(1,388)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	83	14,455	86,899	283	5,190
Capital gains distributions	—	—	29,800	773	—
Total realized gain (loss) on investments and capital gains distributions	83	14,455	116,699	1,056	5,190
Net unrealized appreciation (depreciation) of investments	4	(13,119)	(95,698)	(960)	(4,160)
Net realized and unrealized gain (loss) on investments	87	1,336	21,001	96	1,030
Net increase (decrease) in net assets resulting from operations	$ 119	$ 675	$ 13,875	$ (34)	$ (358)

The accompanying notes are an integral part of these financial statements.

83

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	ProFund VP Small-Cap	Jennison Portfolio - Class II	SP William Blair International Growth Portfolio - Class II
Net investment income (loss)					
Income:					
Dividends	$ 47	$ —	$ —	$ —	$ 240
Total investment income	47	—	—	—	240
Expenses:					
Mortality, expense risk and other charges	560	951	1,878	782	1,259
Annual administrative charges	11	14	29	4	5
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	15	40	45	10	19
Other contract charges	110	180	421	147	328
Amortization of deferred charges	—	—	—	—	—
Total expenses	696	1,185	2,373	943	1,611
Net investment income (loss)	(649)	(1,185)	(2,373)	(943)	(1,371)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,438	(9,704)	2,289	17,586	15,847
Capital gains distributions	3,403	—	12,707	—	4,924
Total realized gain (loss) on investments and capital gains distributions	4,841	(9,704)	14,996	17,586	20,771
Net unrealized appreciation (depreciation) of investments	(2,629)	4,353	(14,537)	(14,001)	(15,242)
Net realized and unrealized gain (loss) on investments	2,212	(5,351)	459	3,585	5,529
Net increase (decrease) in net assets resulting from operations	$ 1,563	$ (6,536)	$ (1,914)	$ 2,642	$ 4,158

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Putnam VT Discovery Growth - Class IB Shares	Putnam VT Growth and Income Fund - Class IB Shares	Putnam VT International Growth and Income Fund - Class IB Shares	Liberty Asset Allocation Fund Var. Series Class A	Liberty Equity Fund Var. Series Class A
Net investment income (loss)					
Income:					
Dividends	$ —	$ 51	$ 29	$ 14	$ —
Total investment income	—	51	29	14	—
Expenses:					
Mortality, expense risk and other charges	32	36	51	9	1
Annual administrative charges	—	—	1	—	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	1	—	—	—
Other contract charges	—	—	—	—	—
Amortization of deferred charges	—	—	—	—	—
Total expenses	32	37	52	9	1
Net investment income (loss)	(32)	14	(23)	5	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	588	661	280	25	(140)
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	588	661	280	25	(140)
Net unrealized appreciation (depreciation) of investments	(547)	(645)	116	(6)	141
Net realized and unrealized gain (loss) on investments	41	16	396	19	1
Net increase (decrease) in net assets resulting from operations	$ 9	$ 30	$ 373	$ 24	$ —

The accompanying notes are an integral part of these financial statements.

85

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Liberty Federal Securities Fund Var. Series Class A	Liberty Small Company Growth Fund Var. Series Class A	Smith Barney High Income	Smith Barney International All Cap Growth	Smith Barney Large Cap Value SB
Net investment income (loss)					
Income:					
Dividends	$ 5	$ —	$ 16	$ 2	$ 5
Total investment income	5	—	16	2	5
Expenses:					
Mortality, expense risk and other charges	1	1	3	2	6
Annual administrative charges	—	—	—	—	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	—	—	—	—	—
Other contract charges	—	—	—	—	—
Amortization of deferred charges	—	—	—	—	—
Total expenses	1	1	3	2	6
Net investment income (loss)	4	(1)	13	—	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	2	(44)	(4)	(15)
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	—	2	(44)	(4)	(15)
Net unrealized appreciation (depreciation) of investments	(3)	—	32	18	31
Net realized and unrealized gain (loss) on investments	(3)	2	(12)	14	16
Net increase (decrease) in net assets resulting from operations	$ 1	$ 1	$ 1	$ 14	$ 15

The accompanying notes are an integral part of these financial statements.

86

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Smith Barney Money Market SB	UBS U.S. Allocation Portfolio - Class I	Wells Fargo Advantage Asset Allocation Fund	Wells Fargo Advantage C&B Large Cap Value Fund	Wells Fargo Advantage Equity Income Fund
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 70	$ 64	$ 3	$ 15
Total investment income	1	70	64	3	15
Expenses:					
Mortality, expense risk and other charges	1	54	52	6	20
Annual administrative charges	—	—	1	—	—
Minimum death benefit guarantee charges	—	—	—	—	—
Contingent deferred sales charges	2	1	—	—	—
Other contract charges	—	2	18	2	5
Amortization of deferred charges	—	—	—	—	—
Total expenses	3	57	71	8	25
Net investment income (loss)	(2)	13	(7)	(5)	(10)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	978	8	2	14
Capital gains distributions	—	—	72	—	—
Total realized gain (loss) on investments and capital gains distributions	—	978	80	2	14
Net unrealized appreciation (depreciation) of investments	—	(901)	30	2	26
Net realized and unrealized gain (loss) on investments	—	77	110	4	40
Net increase (decrease) in net assets resulting from operations	$ (2)	$ 90	$ 103	$ (1)	$ 30

The accompanying notes are an integral part of these financial statements.

87

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Money Market Fund	Wells Fargo Advantage Small Cap Growth Fund	Wells Fargo Advantage Total Return Bond Fund
Net investment income (loss)				
Income:				
Dividends	$ 5	$ 33	$ —	$ 39
Total investment income	5	33	—	39
Expenses:				
Mortality, expense risk and other charges	52	23	13	19
Annual administrative charges	1	—	—	—
Minimum death benefit guarantee charges	—	—	—	—
Contingent deferred sales charges	—	2	—	—
Other contract charges	15	2	4	5
Amortization of deferred charges	—	—	—	—
Total expenses	68	27	17	24
Net investment income (loss)	(63)	6	(17)	15
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	3	—	1	(9)
Capital gains distributions	—	—	—	5
Total realized gain (loss) on investments and capital gains distributions	3	—	1	(4)
Net unrealized appreciation (depreciation) of investments	192	—	55	(13)
Net realized and unrealized gain (loss) on investments	195	—	56	(17)
Net increase (decrease) in net assets resulting from operations	$ 132	$ 6	$ 39	$ (2)

The accompanying notes are an integral part of these financial statements.

88

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series II Shares	AIM V.I. Core Equity Fund - Series II Shares	AIM V.I. Demographic Trends Fund - Series II Shares	AIM V.I. Financial Services Fund - Series I Shares
Net assets at January 1, 2004	$ 77	$ 175	$ 58,307	$ 59,604
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	(1,420)	(926)
Net realized gain (loss) on investments and capital gains distributions	1	7	4,717	5,682
Net unrealized appreciation (depreciation) of investments	2	5	(439)	(2,185)
Net increase (decrease) in net assets from operations	2	12	2,858	2,571
Changes from principal transactions:				
Premiums	—	4	17,098	8,069
Surrenders and withdrawals	(10)	(29)	(10,596)	(14,253)
Death benefits	—	—	(447)	(462)
Transfers between Divisions (including fixed account), net	—	—	—	(18)
Increase (decrease) in net assets derived from principal transactions	(10)	(25)	6,055	(6,664)
Total increase (decrease) in net assets	(8)	(13)	8,913	(4,093)
Net assets at December 31, 2004	69	162	67,220	55,511
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	(1,002)	(752)
Net realized gain (loss) on investments and capital gains distributions	11	35	8,072	3,693
Net unrealized appreciation (depreciation) of investments	(9)	(33)	(7,424)	(5,848)
Net increase (decrease) in net assets from operations	2	1	(354)	(2,907)
Changes from principal transactions:				
Premiums	—	—	2,861	26
Surrenders and withdrawals	(71)	(164)	(69,304)	(52,433)
Death benefits	—	—	(405)	(190)
Transfers between Divisions (including fixed account), net	—	1	(18)	(7)
Increase (decrease) in net assets derived from principal transactions	(71)	(163)	(66,866)	(52,604)
Total increase (decrease) in net assets	(69)	(162)	(67,220)	(55,511)
Net assets at December 31, 2005	$ —	$ —	$ —	$ —

The accompanying notes are an integral part of these financial statements.

89

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. Growth Fund - Series II Shares	AIM V.I. Health Sciences Fund - Series I Shares	AIM V.I. Leisure Fund - Series I Shares	AIM V.I. Premier Equity Fund - Series II Shares
Net assets at January 1, 2004	$ 2,729	$ 86,664	$ 34,410	$ 174
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(59)	(2,202)	(801)	(2)
Net realized gain (loss) on investments and capital gains distributions	96	7,211	1,227	8
Net unrealized appreciation (depreciation) of investments	171	(1,367)	4,862	(2)
Net increase (decrease) in net assets from operations	208	3,642	5,288	4
Changes from principal transactions:				
Premiums	810	13,998	15,371	2
Surrenders and withdrawals	228	(11,467)	1,030	(23)
Death benefits	—	(798)	(199)	—
Transfers between Divisions (including fixed account), net	—	(10)	20	—
Increase (decrease) in net assets derived from principal transactions	1,038	1,723	16,222	(21)
Total increase (decrease) in net assets	1,246	5,365	21,510	(17)
Net assets at December 31, 2004	3,975	92,029	55,920	157
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(47)	(1,261)	(578)	(1)
Net realized gain (loss) on investments and capital gains distributions	628	13,984	4,614	24
Net unrealized appreciation (depreciation) of investments	(543)	(9,760)	(5,874)	(21)
Net increase (decrease) in net assets from operations	38	2,963	(1,838)	2
Changes from principal transactions:				
Premiums	67	65	9,982	—
Surrenders and withdrawals	(3,788)	(94,511)	(9,739)	(158)
Death benefits	(295)	(536)	(404)	—
Transfers between Divisions (including fixed account), net	3	(10)	(10)	(1)
Increase (decrease) in net assets derived from principal transactions	(4,013)	(94,992)	(171)	(159)
Total increase (decrease) in net assets	(3,975)	(92,029)	(2,009)	(157)
Net assets at December 31, 2005	$ —	$ —	$ 53,911	$ —

The accompanying notes are an integral part of these financial statements.

90

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. Utilities Fund - Series I Shares	AllianceBernstein VPSF Growth and Income Class B	AllianceBernstein VPSF Large Cap Growth Class B	AllianceBernstein VPSF Value Class B
Net assets at January 1, 2004	$ 26,968	$ 11,497	$ 3,540	$ 6,560
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(127)	(147)	(70)	(70)
Net realized gain (loss) on investments and capital gains distributions	3,034	37	110	188
Net unrealized appreciation (depreciation) of investments	7,772	1,425	284	850
Net increase (decrease) in net assets from operations	10,679	1,315	324	968
Changes from principal transactions:				
Premiums	13,907	4,155	1,132	2,288
Surrenders and withdrawals	26,282	314	2	664
Death benefits	(279)	(304)	(104)	(66)
Transfers between Divisions (including fixed account), net	(6)	(1)	—	(4)
Increase (decrease) in net assets derived from principal transactions	39,904	4,164	1,030	2,882
Total increase (decrease) in net assets	50,583	5,479	1,354	3,850
Net assets at December 31, 2004	77,551	16,976	4,894	10,410
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,472)	2	(59)	1
Net realized gain (loss) on investments and capital gains distributions	27,469	2,479	993	2,084
Net unrealized appreciation (depreciation) of investments	(10,452)	(2,558)	(719)	(1,876)
Net increase (decrease) in net assets from operations	15,545	(77)	215	209
Changes from principal transactions:				
Premiums	9,694	517	169	742
Surrenders and withdrawals	(101,990)	(17,271)	(5,233)	(11,339)
Death benefits	(802)	(146)	(45)	(21)
Transfers between Divisions (including fixed account), net	2	1	—	(1)
Increase (decrease) in net assets derived from principal transactions	(93,096)	(16,899)	(5,109)	(10,619)
Total increase (decrease) in net assets	(77,551)	(16,976)	(4,894)	(10,410)
Net assets at December 31, 2005	$ —	$ —	$ —	$ —

The accompanying notes are an integral part of these financial statements.

91

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Columbia Large Cap Growth Fund VS Class A	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Growth Portfolio - Service Class 2
Net assets at January 1, 2004	$ —	$ 21,313	$ 145,256	$ 185,642
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(451)	(1,751)	(4,530)
Net realized gain (loss) on investments and capital gains distributions	—	143	4,850	7,717
Net unrealized appreciation (depreciation) of investments	—	5,097	15,452	(1,874)
Net increase (decrease) in net assets from operations	—	4,789	18,551	1,313
Changes from principal transactions:				
Premiums	—	15,129	75,535	70,474
Surrenders and withdrawals	—	5,772	7,979	(15,560)
Death benefits	—	(154)	(1,902)	(1,867)
Transfers between Divisions (including fixed account), net	—	10	(5)	(43)
Increase (decrease) in net assets derived from principal transactions	—	20,757	81,607	53,004
Total increase (decrease) in net assets	—	25,546	100,158	54,317
Net assets at December 31, 2004	—	46,859	245,414	239,959
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(1,971)	(1,969)	(4,287)
Net realized gain (loss) on investments and capital gains distributions	—	1,205	13,886	8,674
Net unrealized appreciation (depreciation) of investments	21	19,745	(2,859)	1,208
Net increase (decrease) in net assets from operations	16	18,979	9,058	5,595
Changes from principal transactions:				
Premiums	—	84,508	45,329	11,272
Surrenders and withdrawals	498	117,745	(21,169)	(49,518)
Death benefits	—	(308)	(2,098)	(1,322)
Transfers between Divisions (including fixed account), net	1	125	11	(30)
Increase (decrease) in net assets derived from principal transactions	499	202,070	22,073	(39,598)
Total increase (decrease) in net assets	515	221,049	31,131	(34,003)
Net assets at December 31, 2005	$ 515	$ 267,908	$ 276,545	$ 205,956

The accompanying notes are an integral part of these financial statements.

92

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Service Class 2		Franklin Small Cap Value Securities Fund - Class 2		Appreciation Portfolio		ING GET Fund - Series N	
Net assets at January 1, 2004	$	860	$	236	$	663	$	23,357
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		2		(4)		(2)		261
Net realized gain (loss) on investments and capital gains distributions		27		16		10		66
Net unrealized appreciation (depreciation) of investments		—		128		36		(428)
Net increase (decrease) in net assets from operations		29		140		44		(101)
Changes from principal transactions:								
Premiums		100		552		23		(17)
Surrenders and withdrawals		(531)		90		(104)		(5,265)
Death benefits		—		—		—		(295)
Transfers between Divisions (including fixed account), net		—		—		—		—
Increase (decrease) in net assets derived from principal transactions		(431)		642		(81)		(5,577)
Total increase (decrease) in net assets		(402)		782		(37)		(5,678)
Net assets at December 31, 2004		458		1,018		626		17,679
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		(2)		(5)		(4)		270
Net realized gain (loss) on investments and capital gains distributions		6		73		28		(56)
Net unrealized appreciation (depreciation) of investments		45		60		(10)		(242)
Net increase (decrease) in net assets from operations		49		128		14		(28)
Changes from principal transactions:								
Premiums		159		1,084		6		(12)
Surrenders and withdrawals		(217)		170		(180)		(2,861)
Death benefits		—		—		—		(325)
Transfers between Divisions (including fixed account), net		1		—		7		1
Increase (decrease) in net assets derived from principal transactions		(57)		1,254		(167)		(3,197)
Total increase (decrease) in net assets		(8)		1,382		(153)		(3,225)
Net assets at December 31, 2005	$	450	$	2,400	$	473	$	14,454

The accompanying notes are an integral part of these financial statements.

93

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET Fund - Series P	ING GET Fund - Series Q	ING GET Fund - Series R	ING GET Fund - Series S
Net assets at January 1, 2004	$ 110,101	$ 131,095	$ 134,755	$ 161,820
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,370	1,617	1,157	574
Net realized gain (loss) on investments and capital gains distributions	510	1,136	1,440	3,874
Net unrealized appreciation (depreciation) of investments	(2,585)	(3,137)	(2,109)	(3,896)
Net increase (decrease) in net assets from operations	(705)	(385)	488	553
Changes from principal transactions:				
Premiums	(88)	(62)	(67)	(78)
Surrenders and withdrawals	(23,344)	(22,180)	(20,513)	(26,693)
Death benefits	(981)	(1,328)	(1,266)	(1,451)
Transfers between Divisions (including fixed account), net	—	(6)	(7)	(4)
Increase (decrease) in net assets derived from principal transactions	(24,413)	(23,576)	(21,853)	(28,226)
Total increase (decrease) in net assets	(25,118)	(23,960)	(21,365)	(27,674)
Net assets at December 31, 2004	84,983	107,135	113,390	134,146
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,216	1,642	1,140	498
Net realized gain (loss) on investments and capital gains distributions	(249)	521	3,427	3,921
Net unrealized appreciation (depreciation) of investments	(1,646)	(2,797)	(5,242)	(5,012)
Net increase (decrease) in net assets from operations	(679)	(634)	(675)	(593)
Changes from principal transactions:				
Premiums	(60)	(74)	(35)	(59)
Surrenders and withdrawals	(16,564)	(23,330)	(28,007)	(35,763)
Death benefits	(1,133)	(2,367)	(1,250)	(999)
Transfers between Divisions (including fixed account), net	1	(3)	(4)	(8)
Increase (decrease) in net assets derived from principal transactions	(17,756)	(25,774)	(29,296)	(36,829)
Total increase (decrease) in net assets	(18,435)	(26,408)	(29,971)	(37,422)
Net assets at December 31, 2005	$ 66,548	$ 80,727	$ 83,419	$ 96,724

The accompanying notes are an integral part of these financial statements.

94

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V	ING AIM Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2004	$ 162,882	$ 168,926	$ 325,984	$ 221,733
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	714	(547)	(3,240)	(4,332)
Net realized gain (loss) on investments and capital gains distributions	4,155	8,106	(526)	11,600
Net unrealized appreciation (depreciation) of investments	(4,487)	(6,054)	4,290	3,148
Net increase (decrease) in net assets from operations	382	1,505	524	10,416
Changes from principal transactions:				
Premiums	(102)	(70)	(171)	27,530
Surrenders and withdrawals	(24,937)	(25,297)	(91,614)	(28,663)
Death benefits	(1,772)	(1,635)	(3,737)	(4,318)
Transfers between Divisions (including fixed account), net	(6)	(31)	44	(11)
Increase (decrease) in net assets derived from principal transactions	(26,817)	(27,033)	(95,478)	(5,462)
Total increase (decrease) in net assets	(26,435)	(25,528)	(94,954)	4,954
Net assets at December 31, 2004	136,447	143,398	231,030	226,687
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	550	(87)	(486)	(1,354)
Net realized gain (loss) on investments and capital gains distributions	4,419	6,890	(697)	75,706
Net unrealized appreciation (depreciation) of investments	(5,976)	(8,102)	(1,771)	(53,410)
Net increase (decrease) in net assets from operations	(1,007)	(1,299)	(2,954)	20,942
Changes from principal transactions:				
Premiums	(81)	(65)	(95)	13,038
Surrenders and withdrawals	(28,608)	(22,641)	(48,387)	(256,779)
Death benefits	(2,332)	(1,592)	(1,746)	(3,861)
Transfers between Divisions (including fixed account), net	(2)	6	38	(27)
Increase (decrease) in net assets derived from principal transactions	(31,023)	(24,292)	(50,190)	(247,629)
Total increase (decrease) in net assets	(32,030)	(25,591)	(53,144)	(226,687)
Net assets at December 31, 2005	$ 104,417	$ 117,807	$ 177,886	$ —

The accompanying notes are an integral part of these financial statements.

95

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING AIM Mid Cap Growth Porfolio - Service 2 Class	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	ING American Funds Growth Portfolio
Net assets at January 1, 2004	$ 3,194	$ 462,824	$ 4,624	$ 132,320
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(107)	(9,146)	(195)	(10,408)
Net realized gain (loss) on investments and capital gains distributions	139	48,319	335	791
Net unrealized appreciation (depreciation) of investments	334	33,101	1,460	71,574
Net increase (decrease) in net assets from operations	366	72,273	1,600	61,957
Changes from principal transactions:				
Premiums	2,898	53,352	6,371	507,247
Surrenders and withdrawals	141	(61,510)	258	155,589
Death benefits	(62)	(9,897)	(11)	(3,081)
Transfers between Divisions (including fixed account), net	(2)	(29)	(2)	31
Increase (decrease) in net assets derived from principal transactions	2,975	(18,084)	6,616	659,786
Total increase (decrease) in net assets	3,341	54,190	8,216	721,743
Net assets at December 31, 2004	6,535	517,014	12,840	854,063
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(71)	(8,692)	(343)	(26,218)
Net realized gain (loss) on investments and capital gains distributions	1,534	40,539	322	1,746
Net unrealized appreciation (depreciation) of investments	(757)	(16,040)	859	185,941
Net increase (decrease) in net assets from operations	706	15,807	838	161,469
Changes from principal transactions:				
Premiums	1,462	29,430	3,379	432,390
Surrenders and withdrawals	(8,700)	(88,122)	347	76,395
Death benefits	—	(8,173)	(59)	(7,405)
Transfers between Divisions (including fixed account), net	(3)	(35)	(4)	(139)
Increase (decrease) in net assets derived from principal transactions	(7,241)	(66,900)	3,663	501,241
Total increase (decrease) in net assets	(6,535)	(51,093)	4,501	662,710
Net assets at December 31, 2005	$ —	$ 465,921	$ 17,341	$ 1,516,773

The accompanying notes are an integral part of these financial statements.

96

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING Capital Guardian Small/Mid Cap Portfolio - Service Class	ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class
Net assets at January 1, 2004	$ 99,959	$ 45,340	$ 537,286	$ 4,148
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7,248)	(3,182)	(9,087)	(114)
Net realized gain (loss) on investments and capital gains distributions	466	1,030	18,245	115
Net unrealized appreciation (depreciation) of investments	44,785	35,050	15,248	467
Net increase (decrease) in net assets from operations	38,003	32,898	24,406	468
Changes from principal transactions:				
Premiums	381,171	148,241	66,054	2,941
Surrenders and withdrawals	144,709	91,523	(82,003)	414
Death benefits	(2,660)	(1,110)	(7,654)	(31)
Transfers between Divisions (including fixed account), net	(32)	(28)	(68)	(1)
Increase (decrease) in net assets derived from principal transactions	523,188	238,626	(23,671)	3,323
Total increase (decrease) in net assets	561,191	271,524	735	3,791
Net assets at December 31, 2004	661,150	316,864	538,021	7,939
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15,961)	(8,026)	(8,628)	(188)
Net realized gain (loss) on investments and capital gains distributions	1,107	2,792	29,745	218
Net unrealized appreciation (depreciation) of investments	47,900	102,227	(38,485)	(293)
Net increase (decrease) in net assets from operations	33,046	96,993	(17,368)	(263)
Changes from principal transactions:				
Premiums	327,685	169,453	31,814	1,817
Surrenders and withdrawals	17,083	103,548	(89,913)	(352)
Death benefits	(7,739)	(3,339)	(7,133)	(4)
Transfers between Divisions (including fixed account), net	22	(29)	(50)	1
Increase (decrease) in net assets derived from principal transactions	337,051	269,633	(65,282)	1,462
Total increase (decrease) in net assets	370,097	366,626	(82,650)	1,199
Net assets at December 31, 2005	$ 1,031,247	$ 683,490	$ 455,371	$ 9,138

The accompanying notes are an integral part of these financial statements.

97

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Capital Guardian U.S. Equities Portfolio - Service Class	ING Capital Guardian U.S. Equities Portfolio - Service 2 Class	ING Eagle Asset Capital Appreciation Portfolio - Service Class	ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class
Net assets at January 1, 2004	$ 561,288	$ 6,805	$ 212,149	$ 1,022
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11,551)	(168)	(2,000)	(16)
Net realized gain (loss) on investments and capital gains distributions	1,609	229	9	57
Net unrealized appreciation (depreciation) of investments	50,165	562	27,689	159
Net increase (decrease) in net assets from operations	40,223	623	25,698	200
Changes from principal transactions:				
Premiums	88,595	2,787	12,286	623
Surrenders and withdrawals	(33,572)	106	(22,857)	60
Death benefits	(7,729)	(278)	(4,008)	—
Transfers between Divisions (including fixed account), net	(140)	(2)	(21)	—
Increase (decrease) in net assets derived from principal transactions	47,154	2,613	(14,600)	683
Total increase (decrease) in net assets	87,377	3,236	11,098	883
Net assets at December 31, 2004	648,665	10,041	223,247	1,905
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10,246)	(204)	(1,325)	(25)
Net realized gain (loss) on investments and capital gains distributions	9,136	321	7,892	37
Net unrealized appreciation (depreciation) of investments	23,268	282	(10,169)	(49)
Net increase (decrease) in net assets from operations	22,158	399	(3,602)	(37)
Changes from principal transactions:				
Premiums	37,299	915	8,641	885
Surrenders and withdrawals	(104,143)	(247)	(39,830)	314
Death benefits	(8,092)	(142)	(4,211)	—
Transfers between Divisions (including fixed account), net	(86)	(3)	(18)	(1)
Increase (decrease) in net assets derived from principal transactions	(75,022)	523	(35,418)	1,198
Total increase (decrease) in net assets	(52,864)	922	(39,020)	1,161
Net assets at December 31, 2005	$ 595,801	$ 10,963	$ 184,227	$ 3,066

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Health Sciences Portfolio - Service 2 Class	ING Evergreen Omega Portfolio - Class A	ING Evergreen Omega Portfolio - Service Class
Net assets at January 1, 2004	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(284)	(20)	—	(4)
Net realized gain (loss) on investments and capital gains distributions	(766)	(5)	—	(11)
Net unrealized appreciation (depreciation)of investments	1,675	165	18	152
Net increase (decrease) in net assets from operations	625	140	18	137
Changes from principal transactions:				
Premiums	13,782	2,122	278	1,669
Surrenders and withdrawals	14,992	469	21	1,225
Death benefits	(95)	—	—	—
Transfers between Divisions (including fixed account), net	67	—	—	6
Increase (decrease) in net assets derived from principal transactions	28,746	2,591	299	2,900
Total increase (decrease) in net assets	29,371	2,731	317	3,037
Net assets at December 31, 2004	29,371	2,731	317	3,037
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,750)	(78)	(17)	(108)
Net realized gain (loss) on investments and capital gains distributions	6,647	493	10	135
Net unrealized appreciation (depreciation)of investments	3,512	(166)	42	176
Net increase (decrease) in net assets from operations	8,409	249	35	203
Changes from principal transactions:				
Premiums	21,309	1,592	489	1,890
Surrenders and withdrawals	102,063	(4,546)	136	2,904
Death benefits	(624)	(16)	(16)	(41)
Transfers between Divisions (including fixed account), net	72	(10)	—	1
Increase (decrease) in net assets derived from principal transactions	122,820	(2,980)	609	4,754
Total increase (decrease) in net assets	131,229	(2,731)	644	4,957
Net assets at December 31, 2005	$ 160,600	$ —	$ 961	$ 7,994

The accompanying notes are an integral part of these financial statements.

99

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING FMR^{SM} Earnings Growth Portfolio - Service Class	ING FMR^{SM} Earnings Growth Portfolio - Service 2 Class
Net assets at January 1, 2004	$ 164,205	$ 3,754	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,750)	(126)	—	—
Net realized gain (loss) on investments and capital gains distributions	1,305	73	—	—
Net unrealized appreciation (depreciation)of investments	42,022	1,442	—	—
Net increase (decrease) in net assets from operations	39,577	1,389	—	—
Changes from principal transactions:				
Premiums	31,659	3,844	—	—
Surrenders and withdrawals	18,623	833	—	—
Death benefits	(1,662)	(75)	—	—
Transfers between Divisions (including fixed account), net	(37)	(1)	—	—
Increase (decrease) in net assets derived from principal transactions	48,583	4,601	—	—
Total increase (decrease) in net assets	88,160	5,990	—	—
Net assets at December 31, 2004	252,365	9,744	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6,575)	(363)	(36)	—
Net realized gain (loss) on investments and capital gains distributions	33,706	1,366	53	—
Net unrealized appreciation (depreciation) of investments	13,301	1,144	179	—
Net increase (decrease) in net assets from operations	40,432	2,147	196	—
Changes from principal transactions:				
Premiums	46,070	6,548	380	5
Surrenders and withdrawals	233,661	9,957	8,694	10
Death benefits	(2,648)	(23)	(28)	—
Transfers between Divisions (including fixed account), net	(43)	(4)	—	1
Increase (decrease) in net assets derived from principal transactions	277,040	16,478	9,046	16
Total increase (decrease) in net assets	317,472	18,625	9,242	16
Net assets at December 31, 2005	$ 569,837	$ 28,369	$ 9,242	$ 16

The accompanying notes are an integral part of these financial statements.

100

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Goldman Sachs Tollkeeper[SM] Portfolio - Service Class	ING Goldman Sachs Tollkeeper[SM] Portfolio - Service 2 Class
Net assets at January 1, 2004	$ 140,016	$ 3,037	$ 53,622	$ 2,595
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,717)	(56)	(1,305)	(78)
Net realized gain (loss) on investments and capital gains distributions	14,263	78	3,351	121
Net unrealized appreciation (depreciation) of investments	(5,715)	542	3,215	311
Net increase (decrease) in net assets from operations	6,831	564	5,261	354
Changes from principal transactions:				
Premiums	34,124	5,748	15,705	1,932
Surrenders and withdrawals	8,659	924	(5,972)	(532)
Death benefits	(1,668)	(50)	(356)	(10)
Transfers between Divisions (including fixed account), net	(17)	(34)	(9)	(2)
Increase (decrease) in net assets derived from principal transactions	41,098	6,588	9,368	1,388
Total increase (decrease) in net assets	47,929	7,152	14,629	1,742
Net assets at December 31, 2004	187,945	10,189	68,251	4,337
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,695)	(258)	(1,416)	(121)
Net realized gain (loss) on investments and capital gains distributions	29,104	1,127	7,787	334
Net unrealized appreciation (depreciation) of investments	52,783	3,988	(7,142)	(196)
Net increase (decrease) in net assets from operations	78,192	4,857	(771)	17
Changes from principal transactions:				
Premiums	51,752	6,201	9,413	1,359
Surrenders and withdrawals	59,015	1,343	(3,475)	79
Death benefits	(2,947)	(39)	(300)	(43)
Transfers between Divisions (including fixed account), net	(37)	(4)	(14)	(1)
Increase (decrease) in net assets derived from principal transactions	107,783	7,501	5,624	1,394
Total increase (decrease) in net assets	185,975	12,358	4,853	1,411
Net assets at December 31, 2005	$ 373,920	$ 22,547	$ 73,104	$ 5,748

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING International Portfolio - Service Class	ING International Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service Class	ING Janus Contrarian Portfolio - Service 2 Class
Net assets at January 1, 2004	$ 162,082	$ 4,980	$ 53,911	$ 801
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,622)	(74)	(1,211)	(36)
Net realized gain (loss) on investments and capital gains distributions	11,866	68	1,711	58
Net unrealized appreciation (depreciation) of investments	11,741	1,021	7,344	237
Net increase (decrease) in net assets from operations	21,985	1,015	7,844	259
Changes from principal transactions:				
Premiums	17,762	2,735	9,075	1,126
Surrenders and withdrawals	(21,797)	321	(4,537)	(9)
Death benefits	(2,390)	(13)	(604)	—
Transfers between Divisions (including fixed account), net	(2)	(1)	(11)	—
Increase (decrease) in net assets derived from principal transactions	(6,727)	3,042	3,923	1,117
Total increase (decrease) in net assets	15,558	4,057	11,767	1,376
Net assets at December 31, 2004	177,640	9,037	65,678	2,177
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	849	6	(1,402)	(68)
Net realized gain (loss) on investments and capital gains distributions	18,833	918	6,143	173
Net unrealized appreciation (depreciation) of investments	(7,286)	(180)	3,792	291
Net increase (decrease) in net assets from operations	12,396	744	8,533	396
Changes from principal transactions:				
Premiums	5,289	1,180	8,797	1,249
Surrenders and withdrawals	(31,839)	(839)	(951)	(37)
Death benefits	(2,769)	(28)	(582)	(28)
Transfers between Divisions (including fixed account), net	(11)	(4)	(13)	(2)
Increase (decrease) in net assets derived from principal transactions	(29,330)	309	7,251	1,182
Total increase (decrease) in net assets	(16,934)	1,053	15,784	1,578
Net assets at December 31, 2005	$ 160,706	$ 10,090	$ 81,462	$ 3,755

The accompanying notes are an integral part of these financial statements.

102

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Service 2 Class
Net assets at January 1, 2004	$ 1,956	$ 109,258	$ 65,484	$ 11,088
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(67)	(1,862)	(2,170)	(459)
Net realized gain (loss) on investments and capital gains distributions	104	14,124	4,989	175
Net unrealized appreciation (depreciation) of investments	905	5,151	19,884	5,221
Net increase (decrease) in net assets from operations	942	17,413	22,703	4,937
Changes from principal transactions:				
Premiums	3,901	24,597	40,141	14,954
Surrenders and withdrawals	431	2,807	31,200	1,707
Death benefits	(12)	(2,361)	(891)	(53)
Transfers between Divisions (including fixed account), net	(1)	(8)	(10)	(23)
Increase (decrease) in net assets derived from principal transactions	4,319	25,035	70,440	16,585
Total increase (decrease) in net assets	5,261	42,448	93,143	21,522
Net assets at December 31, 2004	7,217	151,706	158,627	32,610
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(289)	(4,135)	(3,667)	(961)
Net realized gain (loss) on investments and capital gains distributions	196	13,512	24,722	4,420
Net unrealized appreciation (depreciation) of investments	3,946	53,031	(18,130)	(2,580)
Net increase (decrease) in net assets from operations	3,853	62,408	2,925	879
Changes from principal transactions:				
Premiums	6,454	40,013	42,516	11,627
Surrenders and withdrawals	2,340	53,633	(25,609)	486
Death benefits	(83)	(2,414)	(944)	(183)
Transfers between Divisions (including fixed account), net	(3)	(20)	(29)	(10)
Increase (decrease) in net assets derived from principal transactions	8,708	91,212	15,934	11,920
Total increase (decrease) in net assets	12,561	153,620	18,859	12,799
Net assets at December 31, 2005	$ 19,778	$ 305,326	$ 177,486	$ 45,409

The accompanying notes are an integral part of these financial statements.

103

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service 2 Class	ING Julius Baer Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service 2 Class
Net assets at January 1, 2004	$ —	$ —	$ 34,644	$ 2,550
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(2,255)	(186)
Net realized gain (loss) on investments and capital gains distributions	—	—	3,005	152
Net unrealized appreciation (depreciation) of investments	—	—	21,788	2,070
Net increase (decrease) in net assets from operations	—	—	22,538	2,036
Changes from principal transactions:				
Premiums	—	—	107,491	10,376
Surrenders and withdrawals	—	—	21,454	2,582
Death benefits	—	—	(525)	(26)
Transfers between Divisions (including fixed account), net	—	—	(10)	(2)
Increase (decrease) in net assets derived from principal transactions	—	—	128,410	12,930
Total increase (decrease) in net assets	—	—	150,948	14,966
Net assets at December 31, 2004	—	—	185,592	17,516
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(251)	(6)	(5,686)	(664)
Net realized gain (loss) on investments and capital gains distributions	(133)	3	29,961	2,926
Net unrealized appreciation (depreciation) of investments	915	19	12,668	1,776
Net increase (decrease) in net assets from operations	531	16	36,943	4,038
Changes from principal transactions:				
Premiums	3,278	768	83,045	14,522
Surrenders and withdrawals	37,087	80	52,549	3,220
Death benefits	(82)	—	(1,539)	(109)
Transfers between Divisions (including fixed account), net	(1)	—	(47)	(5)
Increase (decrease) in net assets derived from principal transactions	40,282	848	134,008	17,628
Total increase (decrease) in net assets	40,813	864	170,951	21,666
Net assets at December 31, 2005	$ 40,813	$ 864	$ 356,543	$ 39,182

The accompanying notes are an integral part of these financial statements.

104

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Service Class	ING Legg Mason Value - Service 2 Class	ING LifeStyle Aggressive Growth Portfolio - Service 1 Class	ING LifeStyle Growth Portfolio - Service 1 Class
Net assets at January 1, 2004	$ 224,722	$ 7,195	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,567)	(176)	(1,332)	(2,751)
Net realized gain (loss) on investments and capital gains distributions	(1,706)	268	75	—
Net unrealized appreciation (depreciation) of investments	35,252	1,283	21,184	40,103
Net increase (decrease) in net assets from operations	28,979	1,375	19,927	37,352
Changes from principal transactions:				
Premiums	52,170	5,508	152,013	328,211
Surrenders and withdrawals	(15,209)	(109)	42,657	111,680
Death benefits	(2,294)	(21)	(30)	(1,706)
Transfers between Divisions (including fixed account), net	(42)	(33)	(1)	(85)
Increase (decrease) in net assets derived from principal transactions	34,625	5,345	194,639	438,100
Total increase (decrease) in net assets	63,604	6,720	214,566	475,452
Net assets at December 31, 2004	288,326	13,915	214,566	475,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7,167)	(473)	(10,131)	(18,261)
Net realized gain (loss) on investments and capital gains distributions	798	607	1,189	2,766
Net unrealized appreciation (depreciation) of investments	22,857	1,101	47,272	81,446
Net increase (decrease) in net assets from operations	16,488	1,235	38,330	65,951
Changes from principal transactions:				
Premiums	88,254	9,406	368,282	683,518
Surrenders and withdrawals	9,547	2,785	54,436	152,808
Death benefits	(3,514)	(187)	(3,131)	(3,723)
Transfers between Divisions (including fixed account), net	33	(3)	(87)	(199)
Increase (decrease) in net assets derived from principal transactions	94,320	12,001	419,500	832,404
Total increase (decrease) in net assets	110,808	13,236	457,830	898,355
Net assets at December 31, 2005	$ 399,134	$ 27,151	$ 672,396	$ 1,373,807

The accompanying notes are an integral part of these financial statements.

105

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service 1 Class	ING LifeStyle Moderate Portfolio - Service 1 Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class
Net assets at January 1, 2004	$ —	$ —	$ 534,954	$ 745,674
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,701)	(1,223)	10,681	(39,578)
Net realized gain (loss) on investments and capital gains distributions	72	297	10,499	—
Net unrealized appreciation (depreciation) of investments	32,673	12,372	(23,234)	—
Net increase (decrease) in net assets from operations	30,044	11,446	(2,054)	(39,578)
Changes from principal transactions:				
Premiums	289,453	122,173	12,996	418,037
Surrenders and withdrawals	135,848	79,183	(176,123)	(498,202)
Death benefits	(1,475)	(917)	(12,381)	(16,085)
Transfers between Divisions (including fixed account), net	17	(58)	(87)	8,433
Increase (decrease) in net assets derived from principal transactions	423,843	200,381	(175,595)	(87,815)
Total increase (decrease) in net assets	453,887	211,827	(177,649)	(127,393)
Net assets at December 31, 2004	453,887	211,827	357,305	618,281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13,624)	(4,895)	8,755	(32,972)
Net realized gain (loss) on investments and capital gains distributions	4,693	5,137	(2,857)	—
Net unrealized appreciation (depreciation) of investments	53,813	16,794	(6,689)	—
Net increase (decrease) in net assets from operations	44,882	17,036	(791)	(32,972)
Changes from principal transactions:				
Premiums	611,469	207,483	348	305,312
Surrenders and withdrawals	134,811	82,081	(81,225)	(293,392)
Death benefits	(5,451)	(2,627)	(5,957)	(14,934)
Transfers between Divisions (including fixed account), net	31	(68)	(36)	64
Increase (decrease) in net assets derived from principal transactions	740,860	286,869	(86,870)	(2,950)
Total increase (decrease) in net assets	785,742	303,905	(87,661)	(35,922)
Net assets at December 31, 2005	$ 1,239,629	$ 515,732	$ 269,644	$ 582,359

The accompanying notes are an integral part of these financial statements.

106

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service 2 Class	ING MarketPro Portfolio - Class S
Net assets at January 1, 2004	$ 4,837	$ 136,147	$ 1,014	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(408)	(2,040)	(18)	—
Net realized gain (loss) on investments and capital gains distributions	—	(507)	58	—
Net unrealized appreciation (depreciation) of investments	—	12,669	80	—
Net increase (decrease) in net assets from operations	(408)	10,122	120	—
Changes from principal transactions:				
Premiums	28,378	13,583	754	—
Surrenders and withdrawals	(23,242)	(13,063)	64	—
Death benefits	(66)	(1,461)	—	—
Transfers between Divisions (including fixed account), net	(2)	(6)	(32)	—
Increase (decrease) in net assets derived from principal transactions	5,068	(947)	786	—
Total increase (decrease) in net assets	4,660	9,175	906	—
Net assets at December 31, 2004	9,497	145,322	1,920	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(635)	(1,160)	(23)	(5)
Net realized gain (loss) on investments and capital gains distributions	—	1,031	38	—
Net unrealized appreciation (depreciation) of investments	—	3,941	76	29
Net increase (decrease) in net assets from operations	(635)	3,812	91	24
Changes from principal transactions:				
Premiums	21,103	3,904	777	1,937
Surrenders and withdrawals	(17,091)	(25,371)	16	347
Death benefits	(1,563)	(1,559)	—	—
Transfers between Divisions (including fixed account), net	(4)	(18)	—	—
Increase (decrease) in net assets derived from principal transactions	2,445	(23,044)	793	2,284
Total increase (decrease) in net assets	1,810	(19,232)	884	2,308
Net assets at December 31, 2005	$ 11,307	$ 126,090	$ 2,804	$ 2,308

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING MarketPro Portfolio - Class S2	ING MarketStyle Growth Portfolio - Class S	ING MarketStyle Moderate Growth Portfolio - Class S	ING MarketStyle Moderate Portfolio - Class S
Net assets at January 1, 2004	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	—
Net realized gain (loss) on investments and capital gains distributions	—	—	—	—
Net unrealized appreciation (depreciation) of investments	—	—	—	—
Net increase (decrease) in net assets from operations	—	—	—	—
Changes from principal transactions:				
Premiums	—	—	—	—
Surrenders and withdrawals	—	—	—	—
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	—	—
Increase (decrease) in net assets derived from principal transactions	—	—	—	—
Total increase (decrease) in net assets	—	—	—	—
Net assets at December 31, 2004	—	—	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	(10)	(2)
Net realized gain (loss) on investments and capital gains distributions	—	—	—	—
Net unrealized appreciation (depreciation) of investments	(1)	12	49	3
Net increase (decrease) in net assets from operations	(1)	7	39	1
Changes from principal transactions:				
Premiums	48	2,624	3,166	905
Surrenders and withdrawals	19	20	—	—
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	—	1	1	—
Increase (decrease) in net assets derived from principal transactions	67	2,645	3,167	905
Total increase (decrease) in net assets	66	2,652	3,206	906
Net assets at December 31, 2005	$ 66	$ 2,652	$ 3,206	$ 906

The accompanying notes are an integral part of these financial statements.

108

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING Marsico International Opportunities Portfolio - Service Class	ING Mercury Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2004	$ 778,700	$ 8,324	$ —	$ 13,630
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14,612)	(268)	—	(344)
Net realized gain (loss) on investments and capital gains distributions	15,605	147	—	2,582
Net unrealized appreciation (depreciation) of investments	74,252	1,450	—	(842)
Net increase (decrease) in net assets from operations	75,245	1,329	—	1,396
Changes from principal transactions:				
Premiums	72,134	5,062	—	4,215
Surrenders and withdrawals	(97,694)	600	—	(292)
Death benefits	(14,893)	(217)	—	(87)
Transfers between Divisions (including fixed account), net	(60)	(3)	—	(1)
Increase (decrease) in net assets derived from principal transactions	(40,513)	5,442	—	3,835
Total increase (decrease) in net assets	34,732	6,771	—	5,231
Net assets at December 31, 2004	813,432	15,095	—	18,861
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15,570)	(436)	(608)	(1,255)
Net realized gain (loss) on investments and capital gains distributions	34,371	384	2,292	1,861
Net unrealized appreciation (depreciation) of investments	33,167	1,341	10,559	9,013
Net increase (decrease) in net assets from operations	51,968	1,289	12,243	9,619
Changes from principal transactions:				
Premiums	54,704	5,857	9,159	6,077
Surrenders and withdrawals	(85,785)	333	102,644	117,546
Death benefits	(15,862)	(25)	(105)	(244)
Transfers between Divisions (including fixed account), net	(43)	(3)	(3)	52
Increase (decrease) in net assets derived from principal transactions	(46,986)	6,162	111,695	123,431
Total increase (decrease) in net assets	4,982	7,451	123,938	133,050
Net assets at December 31, 2005	$ 818,414	$ 22,546	$ 123,938	$ 151,911

The accompanying notes are an integral part of these financial statements.

109

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Mercury Large Cap Growth Portfolio - Service 2 Class	ING Mercury Large Cap Value Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Service 2 Class	ING MFS Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2004	$ 856	$ 26,184	$ 805	$ 634,357
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(34)	(673)	(33)	(12,327)
Net realized gain (loss) on investments and capital gains distributions	189	3,627	138	29,832
Net unrealized appreciation (depreciation) of investments	4	(99)	68	58,083
Net increase (decrease) in net assets from operations	159	2,855	173	75,588
Changes from principal transactions:				
Premiums	825	10,949	1,141	50,044
Surrenders and withdrawals	341	1,316	315	(86,486)
Death benefits	(16)	(384)	(14)	(11,860)
Transfers between Divisions (including fixed account), net	—	(7)	(1)	(71)
Increase (decrease) in net assets derived from principal transactions	1,150	11,874	1,441	(48,373)
Total increase (decrease) in net assets	1,309	14,729	1,614	27,215
Net assets at December 31, 2004	2,165	40,913	2,419	661,572
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(38)	(938)	(63)	(11,197)
Net realized gain (loss) on investments and capital gains distributions	186	1,543	99	46,175
Net unrealized appreciation (depreciation) of investments	(125)	490	55	(33,898)
Net increase (decrease) in net assets from operations	23	1,095	91	1,080
Changes from principal transactions:				
Premiums	269	7,388	999	23,457
Surrenders and withdrawals	(2,456)	(7,024)	(323)	(123,134)
Death benefits	—	(239)	(52)	(10,081)
Transfers between Divisions (including fixed account), net	(1)	(9)	(2)	(54)
Increase (decrease) in net assets derived from principal transactions	(2,188)	116	622	(109,812)
Total increase (decrease) in net assets	(2,165)	1,211	713	(108,732)
Net assets at December 31, 2005	$ —	$ 42,124	$ 3,132	$ 552,840

The accompanying notes are an integral part of these financial statements.

110

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING MFS Mid Cap Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2004	$ 9,625	$ 1,142,408	$ 16,257	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(305)	(423)	65	—
Net realized gain (loss) on investments and capital gains distributions	326	5,847	109	—
Net unrealized appreciation (depreciation) of investments	1,638	100,058	2,269	—
Net increase (decrease) in net assets from operations	1,659	105,482	2,443	—
Changes from principal transactions:				
Premiums	5,715	141,847	13,285	—
Surrenders and withdrawals	241	(89,961)	3,234	—
Death benefits	(145)	(20,461)	(67)	—
Transfers between Divisions (including fixed account), net	(2)	57	(5)	—
Increase (decrease) in net assets derived from principal transactions	5,809	31,482	16,447	—
Total increase (decrease) in net assets	7,468	136,964	18,890	—
Net assets at December 31, 2004	17,093	1,279,372	35,147	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(426)	3,209	(73)	(250)
Net realized gain (loss) on investments and capital gains distributions	899	56,965	1,889	5,017
Net unrealized appreciation (depreciation) of investments	(337)	(48,418)	(1,601)	(1,580)
Net increase (decrease) in net assets from operations	136	11,756	215	3,187
Changes from principal transactions:				
Premiums	3,216	113,871	12,792	25,375
Surrenders and withdrawals	(1,141)	(115,811)	503	122,922
Death benefits	(128)	(23,001)	(220)	(412)
Transfers between Divisions (including fixed account), net	(4)	145	(12)	13
Increase (decrease) in net assets derived from principal transactions	1,943	(24,796)	13,063	147,898
Total increase (decrease) in net assets	2,079	(13,040)	13,278	151,085
Net assets at December 31, 2005	$ 19,172	$ 1,266,332	$ 48,425	$ 151,085

The accompanying notes are an integral part of these financial statements.

111

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING Oppenheimer Main Street Portfolio® - Service 2 Class	ING PIMCO Core Bond Portfolio - Service Class	ING PIMCO Core Bond Portfolio - Service 2 Class
Net assets at January 1, 2004	$ 494,911	$ 1,951	$ 514,027	$ 16,545
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,161)	(27)	4,040	221
Net realized gain (loss) on investments and capital gains distributions	(18,834)	102	7,889	134
Net unrealized appreciation (depreciation) of investments	72,757	175	2,633	164
Net increase (decrease) in net assets from operations	48,762	250	14,562	519
Changes from principal transactions:				
Premiums	16,993	824	97,860	11,756
Surrenders and withdrawals	(62,983)	(116)	(38,003)	(614)
Death benefits	(10,005)	(61)	(6,917)	(333)
Transfers between Divisions (including fixed account), net	(40)	—	66	(18)
Increase (decrease) in net assets derived from principal transactions	(56,035)	647	53,006	10,791
Total increase (decrease) in net assets	(7,273)	897	67,568	11,310
Net assets at December 31, 2004	487,638	2,848	581,595	27,855
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,417)	(49)	8,956	319
Net realized gain (loss) on investments and capital gains distributions	394	52	10,293	352
Net unrealized appreciation (depreciation) of investments	20,294	147	(16,867)	(719)
Net increase (decrease) in net assets from operations	16,271	150	2,382	(48)
Changes from principal transactions:				
Premiums	15,930	1,171	71,804	7,973
Surrenders and withdrawals	(62,861)	212	(29,075)	164
Death benefits	(9,540)	(26)	(7,229)	(198)
Transfers between Divisions (including fixed account), net	(37)	(5)	49	(7)
Increase (decrease) in net assets derived from principal transactions	(56,508)	1,352	35,549	7,932
Total increase (decrease) in net assets	(40,237)	1,502	37,931	7,884
Net assets at December 31, 2005	$ 447,401	$ 4,350	$ 619,526	$ 35,739

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Salomon Brothers All Cap Portfolio - Service Class
Net assets at January 1, 2004	$ —	$ —	$ —	$ 421,482
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15,567	—	—	(7,972)
Net realized gain (loss) on investments and capital gains distributions	(3)	—	—	(139)
Net unrealized appreciation (depreciation) of investments	29,372	—	—	29,687
Net increase (decrease) in net assets from operations	44,936	—	—	21,576
Changes from principal transactions:				
Premiums	60,150	—	—	46,631
Surrenders and withdrawals	555,624	—	—	(57,077)
Death benefits	(5,454)	—	—	(5,359)
Transfers between Divisions (including fixed account), net	(395)	—	—	(17)
Increase (decrease) in net assets derived from principal transactions	609,925	—	—	(15,822)
Total increase (decrease) in net assets	654,861	—	—	5,754
Net assets at December 31, 2004	654,861	—	—	427,236
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	29,331	(184)	(4,088)	(6,188)
Net realized gain (loss) on investments and capital gains distributions	6,949	49	691	7,112
Net unrealized appreciation (depreciation) of investments	(22,893)	2,279	17,176	6,550
Net increase (decrease) in net assets from operations	13,387	2,144	13,779	7,474
Changes from principal transactions:				
Premiums	69,158	4,023	62,682	18,511
Surrenders and withdrawals	(104,056)	76,207	517,562	(77,715)
Death benefits	(9,117)	(118)	(1,007)	(4,695)
Transfers between Divisions (including fixed account), net	14	(3)	(20)	(78)
Increase (decrease) in net assets derived from principal transactions	(44,001)	80,109	579,217	(63,977)
Total increase (decrease) in net assets	(30,614)	82,253	592,996	(56,503)
Net assets at December 31, 2005	$ 624,247	$ 82,253	$ 592,996	$ 370,733

The accompanying notes are an integral part of these financial statements.

113

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Salomon Brothers All Cap Portfolio - Service 2 Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2004	$ 6,124	$ 1,365,679	$ 20,206	$ 643,858
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(195)	(12,856)	(277)	(7,981)
Net realized gain (loss) on investments and capital gains distributions	24	23,720	438	7,490
Net unrealized appreciation (depreciation) of investments	825	210,797	5,502	99,781
Net increase (decrease) in net assets from operations	654	221,661	5,663	99,290
Changes from principal transactions:				
Premiums	7,041	316,296	25,440	192,239
Surrenders and withdrawals	996	(15,800)	4,304	(7,784)
Death benefits	(33)	(21,059)	(174)	(11,458)
Transfers between Divisions (including fixed account), net	(3)	27	(12)	45
Increase (decrease) in net assets derived from principal transactions	8,001	279,464	29,558	173,042
Total increase (decrease) in net assets	8,655	501,125	35,221	272,332
Net assets at December 31, 2004	14,779	1,866,804	55,427	916,190
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(330)	(15,328)	(826)	(8,424)
Net realized gain (loss) on investments and capital gains distributions	232	85,879	3,100	30,897
Net unrealized appreciation (depreciation) of investments	620	45,590	1,906	(5,030)
Net increase (decrease) in net assets from operations	522	116,141	4,180	17,443
Changes from principal transactions:				
Premiums	6,090	372,946	27,683	100,383
Surrenders and withdrawals	(210)	(90,907)	4,940	(80,601)
Death benefits	(124)	(25,406)	(697)	(13,343)
Transfers between Divisions (including fixed account), net	(8)	(91)	(21)	44
Increase (decrease) in net assets derived from principal transactions	5,748	256,542	31,905	6,483
Total increase (decrease) in net assets	6,270	372,683	36,085	23,926
Net assets at December 31, 2005	$ 21,049	$ 2,239,487	$ 91,512	$ 940,116

The accompanying notes are an integral part of these financial statements.

114

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING UBS U.S. Allocation Portfolio - Service Class
Net assets at January 1, 2004	$ 10,819	$ 352,387	$ 2,084	$ 68,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(195)	(5,140)	(50)	(1,130)
Net realized gain (loss) on investments and capital gains distributions	378	6,718	74	(2)
Net unrealized appreciation (depreciation) of investments	2,005	29,309	328	8,967
Net increase (decrease) in net assets from operations	2,188	30,887	352	7,835
Changes from principal transactions:				
Premiums	9,991	40,976	1,959	25,150
Surrenders and withdrawals	235	(36,553)	386	1,370
Death benefits	(126)	(4,654)	(14)	(941)
Transfers between Divisions (including fixed account), net	(16)	50	—	24
Increase (decrease) in net assets derived from principal transactions	10,084	(181)	2,331	25,603
Total increase (decrease) in net assets	12,272	30,706	2,683	33,438
Net assets at December 31, 2004	23,091	383,093	4,767	102,102
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(360)	(4,532)	(91)	(897)
Net realized gain (loss) on investments and capital gains distributions	1,517	8,603	152	1,170
Net unrealized appreciation (depreciation) of investments	(709)	22,661	394	4,474
Net increase (decrease) in net assets from operations	448	26,732	455	4,747
Changes from principal transactions:				
Premiums	7,598	25,674	1,240	11,903
Surrenders and withdrawals	270	(55,678)	21	(1,532)
Death benefits	(124)	(6,208)	(15)	(1,381)
Transfers between Divisions (including fixed account), net	(4)	(43)	—	(26)
Increase (decrease) in net assets derived from principal transactions	7,740	(36,255)	1,246	8,964
Total increase (decrease) in net assets	8,188	(9,523)	1,701	13,711
Net assets at December 31, 2005	$ 31,279	$ 373,570	$ 6,468	$ 115,813

The accompanying notes are an integral part of these financial statements.

115

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING UBS U.S. Allocation Portfolio - Service 2 Class	ING Van Kampen Equity Growth Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Service 2 Class	ING Van Kampen Global Franchise Portfolio - Service Class
Net assets at January 1, 2004	$ 963	$ 29,848	$ 5,909	$ 58,019
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	(784)	(182)	(1,862)
Net realized gain (loss) on investments and capital gains distributions	10	582	182	2,226
Net unrealized appreciation (depreciation) of investments	228	2,087	462	9,205
Net increase (decrease) in net assets from operations	215	1,885	462	9,569
Changes from principal transactions:				
Premiums	1,748	9,844	4,021	41,118
Surrenders and withdrawals	285	(975)	(470)	9,323
Death benefits	(7)	(283)	(110)	(830)
Transfers between Divisions (including fixed account), net	—	10	(1)	9
Increase (decrease) in net assets derived from principal transactions	2,026	8,596	3,440	49,619
Total increase (decrease) in net assets	2,241	10,481	3,902	59,189
Net assets at December 31, 2004	3,204	40,329	9,811	117,208
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(46)	(860)	(239)	(3,512)
Net realized gain (loss) on investments and capital gains distributions	67	2,019	232	7,778
Net unrealized appreciation (depreciation) of investments	163	4,593	1,390	10,038
Net increase (decrease) in net assets from operations	184	5,752	1,383	14,304
Changes from principal transactions:				
Premiums	1,078	6,439	2,047	54,687
Surrenders and withdrawals	243	8,620	(313)	28,388
Death benefits	—	(248)	(110)	(865)
Transfers between Divisions (including fixed account), net	(1)	(5)	(3)	(12)
Increase (decrease) in net assets derived from principal transactions	1,320	14,806	1,621	82,198
Total increase (decrease) in net assets	1,504	20,558	3,004	96,502
Net assets at December 31, 2005	$ 4,708	$ 60,887	$ 12,815	$ 213,710

The accompanying notes are an integral part of these financial statements.

116

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Van Kampen Global Franchise Portfolio - Service 2 Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class	ING Van Kampen Real Estate Portfolio - Service Class
Net assets at January 1, 2004	$ 14,506	$ 705,253	$ 24,058	$ 330,864
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(578)	(6,111)	(312)	(1,332)
Net realized gain (loss) on investments and capital gains distributions	91	5,315	281	18,562
Net unrealized appreciation (depreciation) of investments	3,601	84,022	4,986	113,247
Net increase (decrease) in net assets from operations	3,114	83,226	4,955	130,477
Changes from principal transactions:				
Premiums	19,169	52,622	21,974	101,854
Surrenders and withdrawals	3,105	(53,914)	2,497	(1,314)
Death benefits	(38)	(14,392)	(145)	(4,466)
Transfers between Divisions (including fixed account), net	(25)	1	(8)	(38)
Increase (decrease) in net assets derived from principal transactions	22,211	(15,683)	24,318	96,036
Total increase (decrease) in net assets	25,325	67,543	29,273	226,513
Net assets at December 31, 2004	39,831	772,796	53,331	557,377
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,216)	(6,646)	(853)	(6,290)
Net realized gain (loss) on investments and capital gains distributions	836	12,167	2,006	43,070
Net unrealized appreciation (depreciation) of investments	4,796	54,120	3,316	48,208
Net increase (decrease) in net assets from operations	4,416	59,641	4,469	84,988
Changes from principal transactions:				
Premiums	20,498	49,104	11,542	125,458
Surrenders and withdrawals	1,812	(72,080)	1,450	(75,371)
Death benefits	(303)	(17,769)	(393)	(8,351)
Transfers between Divisions (including fixed account), net	(17)	(37)	(16)	(106)
Increase (decrease) in net assets derived from principal transactions	21,990	(40,782)	12,583	41,630
Total increase (decrease) in net assets	26,406	18,859	17,052	126,618
Net assets at December 31, 2005	$ 66,237	$ 791,655	$ 70,383	$ 683,995

The accompanying notes are an integral part of these financial statements.

117

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Van Kampen Real Estate Portfolio - Service 2 Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class
Net assets at January 1, 2004	$ 6,246	$ —	$ 333,380	$ 1,639
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(26)	—	(4,837)	(43)
Net realized gain (loss) on investments and capital gains distributions	303	—	(6,568)	45
Net unrealized appreciation (depreciation) of investments	3,445	—	41,710	274
Net increase (decrease) in net assets from operations	3,722	—	30,305	276
Changes from principal transactions:				
Premiums	7,305	—	11,075	1,364
Surrenders and withdrawals	566	—	(53,111)	22
Death benefits	(35)	—	(6,690)	(11)
Transfers between Divisions (including fixed account), net	(5)	—	(29)	2
Increase (decrease) in net assets derived from principal transactions	7,831	—	(48,755)	1,377
Total increase (decrease) in net assets	11,553	—	(18,450)	1,653
Net assets at December 31, 2004	17,799	—	314,930	3,292
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(330)	—	(3,472)	(65)
Net realized gain (loss) on investments and capital gains distributions	1,450	1	3,819	107
Net unrealized appreciation (depreciation) of investments	2,244	(1)	9,505	76
Net increase (decrease) in net assets from operations	3,364	—	9,852	118
Changes from principal transactions:				
Premiums	8,507	148	6,787	502
Surrenders and withdrawals	(466)	92	(46,768)	126
Death benefits	(208)	—	(7,086)	(30)
Transfers between Divisions (including fixed account), net	(6)	—	(25)	(1)
Increase (decrease) in net assets derived from principal transactions	7,827	240	(47,092)	597
Total increase (decrease) in net assets	11,191	240	(37,240)	715
Net assets at December 31, 2005	$ 28,990	$ 240	$ 277,690	$ 4,007

The accompanying notes are an integral part of these financial statements.

118

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class
Net assets at January 1, 2004	$ —	$ 362	$ —	$ 142
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	(2)
Net realized gain (loss) on investments and capital gains distributions	—	18	—	—
Net unrealized appreciation (depreciation) of investments	—	27	—	9
Net increase (decrease) in net assets from operations	—	45	—	7
Changes from principal transactions:				
Premiums	—	324	—	140
Surrenders and withdrawals	—	(80)	—	2
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	—	—
Increase (decrease) in net assets derived from principal transactions	—	244	—	142
Total increase (decrease) in net assets	—	289	—	149
Net assets at December 31, 2004	—	651	—	291
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2	(4)	(1)
Net realized gain (loss) on investments and capital gains distributions	—	50	14	12
Net unrealized appreciation (depreciation) of investments	(1)	(47)	45	(27)
Net increase (decrease) in net assets from operations	(1)	5	55	(16)
Changes from principal transactions:				
Premiums	37	286	—	69
Surrenders and withdrawals	35	(262)	478	(285)
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	—	1	1	—
Increase (decrease) in net assets derived from principal transactions	72	25	479	(216)
Total increase (decrease) in net assets	71	30	534	(232)
Net assets at December 31, 2005	$ 71	$ 681	$ 534	$ 59

The accompanying notes are an integral part of these financial statements.

119

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING American Century Small Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class	ING Fundamental Research Portfolio - Service Class
Net assets at January 1, 2004	$ 162	$ 1,028	$ 600	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(10)	(6)	—
Net realized gain (loss) on investments and capital gains distributions	38	168	25	—
Net unrealized appreciation (depreciation) of investments	22	126	27	—
Net increase (decrease) in net assets from operations	59	284	46	—
Changes from principal transactions:				
Premiums	93	391	261	—
Surrenders and withdrawals	75	(255)	(98)	—
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	—	—
Increase (decrease) in net assets derived from principal transactions	168	136	163	—
Total increase (decrease) in net assets	227	420	209	—
Net assets at December 31, 2004	389	1,448	809	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(463)	(8)	(7)
Net realized gain (loss) on investments and capital gains distributions	76	514	35	(4)
Net unrealized appreciation (depreciation) of investments	(38)	1,024	(21)	21
Net increase (decrease) in net assets from operations	35	1,075	6	10
Changes from principal transactions:				
Premiums	132	24,849	531	707
Surrenders and withdrawals	(72)	38,750	875	55
Death benefits	—	(89)	—	—
Transfers between Divisions (including fixed account), net	(1)	(6)	—	—
Increase (decrease) in net assets derived from principal transactions	59	63,504	1,406	762
Total increase (decrease) in net assets	94	64,579	1,412	772
Net assets at December 31, 2005	$ 483	$ 66,027	$ 2,221	$ 772

The accompanying notes are an integral part of these financial statements.

120

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Goldman Sachs® Capital Growth Portfolio - Service Class	ING JPMorgan Fleming International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING MFS Capital Opportunities Portfolio - Initial Class
Net assets at January 1, 2004	$ —	$ 8,019	$ 6,151	$ 3,009
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(284)	(209)	(49)
Net realized gain (loss) on investments and capital gains distributions	—	1,350	998	47
Net unrealized appreciation (depreciation) of investments	1	5,819	1,706	380
Net increase (decrease) in net assets from operations	1	6,885	2,495	378
Changes from principal transactions:				
Premiums	6	27,685	8,396	981
Surrenders and withdrawals	2	21,382	4,166	(419)
Death benefits	—	(129)	(57)	(11)
Transfers between Divisions (including fixed account), net	—	23	—	—
Increase (decrease) in net assets derived from principal transactions	8	48,961	12,505	551
Total increase (decrease) in net assets	9	55,846	14,998	929
Net assets at December 31, 2004	9	63,865	21,149	3,938
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1,179)	(378)	(35)
Net realized gain (loss) on investments and capital gains distributions	—	5,215	2,934	241
Net unrealized appreciation (depreciation) of investments	—	2,140	(948)	(216)
Net increase (decrease) in net assets from operations	—	6,176	1,608	(10)
Changes from principal transactions:				
Premiums	9	26,618	5,408	150
Surrenders and withdrawals	(6)	(3,072)	(3,047)	(639)
Death benefits	—	(496)	(489)	(56)
Transfers between Divisions (including fixed account), net	—	(14)	3	—
Increase (decrease) in net assets derived from principal transactions	3	23,036	1,875	(545)
Total increase (decrease) in net assets	3	29,212	3,483	(555)
Net assets at December 31, 2005	$ 12	$ 93,077	$ 24,632	$ 3,383

The accompanying notes are an integral part of these financial statements.

121

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING MFS Capital Opportunities Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net assets at January 1, 2004	$ 391	$ 408	$ —	$ 1,586
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(1)	—	(40)
Net realized gain (loss) on investments and capital gains distributions	—	34	—	193
Net unrealized appreciation (depreciation) of investments	45	37	—	153
Net increase (decrease) in net assets from operations	42	70	—	306
Changes from principal transactions:				
Premiums	52	596	—	1,117
Surrenders and withdrawals	(41)	(43)	—	51
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	—	—
Increase (decrease) in net assets derived from principal transactions	11	553	—	1,168
Total increase (decrease) in net assets	53	623	—	1,474
Net assets at December 31, 2004	444	1,031	—	3,060
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(6)	(10)	19
Net realized gain (loss) on investments and capital gains distributions	43	46	632	978
Net unrealized appreciation (depreciation) of investments	(45)	(17)	2,620	743
Net increase (decrease) in net assets from operations	(3)	23	3,242	1,740
Changes from principal transactions:				
Premiums	20	275	15	16,590
Surrenders and withdrawals	(184)	(333)	15,096	11,260
Death benefits	—	—	(45)	(37)
Transfers between Divisions (including fixed account), net	—	(1)	(1)	2
Increase (decrease) in net assets derived from principal transactions	(164)	(59)	15,065	27,815
Total increase (decrease) in net assets	(167)	(36)	18,307	29,555
Net assets at December 31, 2005	$ 277	$ 995	$ 18,307	$ 32,615

The accompanying notes are an integral part of these financial statements.

122

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2004	$ —	$ 1,918	$ 13,880	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(18)	(1,538)	—
Net realized gain (loss) on investments and capital gains distributions	—	27	834	—
Net unrealized appreciation (depreciation) of investments	—	60	6,465	—
Net increase (decrease) in net assets from operations	—	69	5,761	—
Changes from principal transactions:				
Premiums	—	505	82,588	—
Surrenders and withdrawals	—	(325)	11,253	—
Death benefits	—	(51)	(450)	—
Transfers between Divisions (including fixed account), net	—	—	(1)	—
Increase (decrease) in net assets derived from principal transactions	—	129	93,390	—
Total increase (decrease) in net assets	—	198	99,151	—
Net assets at December 31, 2004	—	2,116	113,031	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	42	16	(3,070)	(1)
Net realized gain (loss) on investments and capital gains distributions	4	36	1,075	—
Net unrealized appreciation (depreciation) of investments	(15)	(26)	14,115	11
Net increase (decrease) in net assets from operations	31	26	12,120	10
Changes from principal transactions:				
Premiums	379	799	28,768	159
Surrenders and withdrawals	2,684	(155)	1,253	194
Death benefits	—	(12)	(539)	—
Transfers between Divisions (including fixed account), net	(1)	2	(17)	—
Increase (decrease) in net assets derived from principal transactions	3,062	634	29,465	353
Total increase (decrease) in net assets	3,093	660	41,585	363
Net assets at December 31, 2005	$ 3,093	$ 2,776	$ 154,616	$ 363

The accompanying notes are an integral part of these financial statements.

123

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2004	$ —	$ —	$ —	$ 557
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	(5)
Net realized gain (loss) on investments and capital gains distributions	—	—	—	29
Net unrealized appreciation (depreciation) of investments	—	—	—	(6)
Net increase (decrease) in net assets from operations	—	—	—	18
Changes from principal transactions:				
Premiums	—	—	—	151
Surrenders and withdrawals	—	—	—	(197)
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	—	—
Increase (decrease) in net assets derived from principal transactions	—	—	—	(46)
Total increase (decrease) in net assets	—	—	—	(28)
Net assets at December 31, 2004	—	—	—	529
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	(5)
Net realized gain (loss) on investments and capital gains distributions	—	—	—	18
Net unrealized appreciation (depreciation) of investments	1	1	—	37
Net increase (decrease) in net assets from operations	1	1	—	50
Changes from principal transactions:				
Premiums	20	5	—	149
Surrenders and withdrawals	26	13	5	3
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	—	(2)
Increase (decrease) in net assets derived from principal transactions	46	18	5	150
Total increase (decrease) in net assets	47	19	5	200
Net assets at December 31, 2005	$ 47	$ 19	$ 5	$ 729

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2004	$ 2,295	$ 97	$ 37,583	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	(1)	(1,414)	—
Net realized gain (loss) on investments and capital gains distributions	87	11	423	—
Net unrealized appreciation (depreciation) of investments	170	46	11,516	—
Net increase (decrease) in net assets from operations	236	56	10,525	—
Changes from principal transactions:				
Premiums	529	212	47,110	—
Surrenders and withdrawals	(78)	16	8,611	—
Death benefits	—	—	(537)	—
Transfers between Divisions (including fixed account), net	—	293	(8)	—
Increase (decrease) in net assets derived from principal transactions	451	521	55,176	—
Total increase (decrease) in net assets	687	577	65,701	—
Net assets at December 31, 2004	2,982	674	103,284	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(41)	(2,267)	(55)
Net realized gain (loss) on investments and capital gains distributions	185	275	5,519	35
Net unrealized appreciation (depreciation) of investments	(18)	209	(266)	341
Net increase (decrease) in net assets from operations	154	443	2,986	321
Changes from principal transactions:				
Premiums	815	2,406	53,148	665
Surrenders and withdrawals	(617)	3,629	10,038	3,197
Death benefits	(26)	(9)	(556)	(31)
Transfers between Divisions (including fixed account), net	—	85	23	(1)
Increase (decrease) in net assets derived from principal transactions	172	6,111	62,653	3,830
Total increase (decrease) in net assets	326	6,554	65,639	4,151
Net assets at December 31, 2005	$ 3,308	$ 7,228	$ 168,923	$ 4,151

The accompanying notes are an integral part of these financial statements.

125

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Balanced Portfolio - Class S	ING VP Strategic Allocation Growth Portfolio - Class S	ING VP Strategic Allocation Income Portfolio - Class S
Net assets at January 1, 2004	$ 89	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	—	—
Net realized gain (loss) on investments and capital gains distributions	4	—	—	—
Net unrealized appreciation (depreciation) of investments	15	—	—	—
Net increase (decrease) in net assets from operations	18	—	—	—
Changes from principal transactions:				
Premiums	119	—	—	—
Surrenders and withdrawals	30	—	—	—
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	—	—
Increase (decrease) in net assets derived from principal transactions	149	—	—	—
Total increase (decrease) in net assets	167	—	—	—
Net assets at December 31, 2004	256	—	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(166)	1	—	—
Net realized gain (loss) on investments and capital gains distributions	33	—	—	—
Net unrealized appreciation (depreciation) of investments	882	8	1	2
Net increase (decrease) in net assets from operations	749	9	1	2
Changes from principal transactions:				
Premiums	16,695	199	18	154
Surrenders and withdrawals	16,397	154	10	(38)
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	1	—	—	—
Increase (decrease) in net assets derived from principal transactions	33,093	353	28	116
Total increase (decrease) in net assets	33,842	362	29	118
Net assets at December 31, 2005	$ 34,098	$ 362	$ 29	$ 118

The accompanying notes are an integral part of these financial statements.

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3
Net assets at January 1, 2004	$ 1,723	$ 220,805	$ 167,331	$ 8,966
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	(3,028)	(2,878)	(2,834)
Net realized gain (loss) on investments and capital gains distributions	45	2,635	1,607	(277)
Net unrealized appreciation (depreciation) of investments	43	2,488	3,468	1,616
Net increase (decrease) in net assets from operations	110	2,095	2,197	(1,495)
Changes from principal transactions:				
Premiums	407	(121)	(53)	(3,730)
Surrenders and withdrawals	(464)	(49,141)	(55,388)	131,458
Death benefits	—	(2,750)	(836)	(487)
Transfers between Divisions (including fixed account), net	—	(33)	117	4,449
Increase (decrease) in net assets derived from principal transactions	(57)	(52,045)	(56,160)	131,690
Total increase (decrease) in net assets	53	(49,950)	(53,963)	130,195
Net assets at December 31, 2004	1,776	170,855	113,368	139,161
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	285	512	(253)
Net realized gain (loss) on investments and capital gains distributions	99	7,130	2,597	96
Net unrealized appreciation (depreciation) of investments	40	(8,740)	(4,631)	(1,798)
Net increase (decrease) in net assets from operations	145	(1,325)	(1,522)	(1,955)
Changes from principal transactions:				
Premiums	964	(58)	(36)	(58)
Surrenders and withdrawals	(455)	(39,945)	(20,130)	(40,328)
Death benefits	—	(1,353)	(765)	(1,363)
Transfers between Divisions (including fixed account), net	1	46	13	—
Increase (decrease) in net assets derived from principal transactions	510	(41,310)	(20,918)	(41,749)
Total increase (decrease) in net assets	655	(42,635)	(22,440)	(43,704)
Net assets at December 31, 2005	$ 2,431	$ 128,220	$ 90,928	$ 95,457

The accompanying notes are an integral part of these financial statements.

127

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net assets at January 1, 2004	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,053)	(369)	(95)	—
Net realized gain (loss) on investments and capital gains distributions	370	475	2	—
Net unrealized appreciation (depreciation) of investments	3,706	2,250	553	—
Net increase (decrease) in net assets from operations	3,023	2,356	460	—
Changes from principal transactions:				
Premiums	2,664	1,737	749	13
Surrenders and withdrawals	68,258	38,807	58,719	1,255
Death benefits	(212)	(40)	—	—
Transfers between Divisions (including fixed account), net	2,640	228	386	—
Increase (decrease) in net assets derived from principal transactions	73,350	40,732	59,854	1,268
Total increase (decrease) in net assets	76,373	43,088	60,314	1,268
Net assets at December 31, 2004	76,373	43,088	60,314	1,268
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(401)	(479)	(922)	(780)
Net realized gain (loss) on investments and capital gains distributions	1,001	976	363	107
Net unrealized appreciation (depreciation) of investments	(1,359)	(379)	758	684
Net increase (decrease) in net assets from operations	(759)	118	199	11
Changes from principal transactions:				
Premiums	(33)	(11)	(6)	941
Surrenders and withdrawals	(14,734)	(5,909)	(17,900)	34,375
Death benefits	(287)	(205)	(360)	(24)
Transfers between Divisions (including fixed account), net	(3)	—	(3)	239
Increase (decrease) in net assets derived from principal transactions	(15,057)	(6,125)	(18,269)	35,531
Total increase (decrease) in net assets	(15,816)	(6,007)	(18,070)	35,542
Net assets at December 31, 2005	$ 60,557	$ 37,081	$ 42,244	$ 36,810

The accompanying notes are an integral part of these financial statements.

128

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Net assets at January 1, 2004	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	—
Net realized gain (loss) on investments and capital gains distributions	—	—	—	—
Net unrealized appreciation (depreciation) of investments	—	—	—	—
Net increase (decrease) in net assets from operations	—	—	—	—
Changes from principal transactions:				
Premiums	—	—	—	—
Surrenders and withdrawals	—	—	—	—
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	—	—
Increase (decrease) in net assets derived from principal transactions	—	—	—	—
Total increase (decrease) in net assets	—	—	—	—
Net assets at December 31, 2004	—	—	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(203)	(122)	(27)	(1)
Net realized gain (loss) on investments and capital gains distributions	40	4	6	—
Net unrealized appreciation (depreciation) of investments	258	9	(66)	3
Net increase (decrease) in net assets from operations	95	(109)	(87)	2
Changes from principal transactions:				
Premiums	138	143	372	—
Surrenders and withdrawals	14,698	16,182	12,045	1,481
Death benefits	(183)	—	—	—
Transfers between Divisions (including fixed account), net	408	277	174	(1)
Increase (decrease) in net assets derived from principal transactions	15,061	16,602	12,591	1,480
Total increase (decrease) in net assets	15,156	16,493	12,504	1,482
Net assets at December 31, 2005	$ 15,156	$ 16,493	$ 12,504	$ 1,482

The accompanying notes are an integral part of these financial statements.

129

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Global Equity Dividend Portfolio	ING VP Global Science and Technology Portfolio - Class S	ING VP Growth Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S
Net assets at January 1, 2004	$ 50,319	$ —	$ 292	$ 59,693
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(758)	—	(3)	(922)
Net realized gain (loss) on investments and capital gains distributions	26	—	3	1,034
Net unrealized appreciation (depreciation) of investments	4,200	—	19	8,335
Net increase (decrease) in net assets from operations	3,468	—	19	8,447
Changes from principal transactions:				
Premiums	7,521	—	58	47,213
Surrenders and withdrawals	(4,553)	—	(13)	13,556
Death benefits	(652)	—	—	(747)
Transfers between Divisions (including fixed account), net	(30)	—	—	(7)
Increase (decrease) in net assets derived from principal transactions	2,286	—	45	60,015
Total increase (decrease) in net assets	5,754	—	64	68,462
Net assets at December 31, 2004	56,073	—	356	128,155
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	522	—	(2)	(1,382)
Net realized gain (loss) on investments and capital gains distributions	1,206	—	22	4,313
Net unrealized appreciation (depreciation) of investments	(472)	6	—	2,136
Net increase (decrease) in net assets from operations	1,256	6	20	5,067
Changes from principal transactions:				
Premiums	5,475	66	18	43,426
Surrenders and withdrawals	(2,112)	6	(109)	(1,802)
Death benefits	(539)	—	—	(1,087)
Transfers between Divisions (including fixed account), net	(10)	—	—	(11)
Increase (decrease) in net assets derived from principal transactions	2,814	72	(91)	40,526
Total increase (decrease) in net assets	4,070	78	(71)	45,593
Net assets at December 31, 2005	$ 60,143	$ 78	$ 285	$ 173,748

The accompanying notes are an integral part of these financial statements.

130

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S	ING VP International Equity Portfolio - Class S	ING VP Small Company Portfolio - Class S
Net assets at January 1, 2004	$ 19,893	$ 16,341	$ 197	$ 876
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(566)	(581)	—	(7)
Net realized gain (loss) on investments and capital gains distributions	480	1,882	27	59
Net unrealized appreciation (depreciation) of investments	7,708	6,657	7	81
Net increase (decrease) in net assets from operations	7,622	7,958	34	133
Changes from principal transactions:				
Premiums	32,859	25,171	(14)	398
Surrenders and withdrawals	19,038	19,611	48	(140)
Death benefits	(133)	(125)	—	—
Transfers between Divisions (including fixed account), net	10	29	—	—
Increase (decrease) in net assets derived from principal transactions	51,774	44,686	34	258
Total increase (decrease) in net assets	59,396	52,644	68	391
Net assets at December 31, 2004	79,289	68,985	265	1,267
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,103)	(1,975)	(1)	(11)
Net realized gain (loss) on investments and capital gains distributions	12,498	8,389	24	77
Net unrealized appreciation (depreciation) of investments	1,873	(48)	22	29
Net increase (decrease) in net assets from operations	12,268	6,366	45	95
Changes from principal transactions:				
Premiums	55,094	47,100	51	112
Surrenders and withdrawals	31,718	23,185	(10)	(180)
Death benefits	(722)	(850)	—	—
Transfers between Divisions (including fixed account), net	(13)	(15)	2	—
Increase (decrease) in net assets derived from principal transactions	86,077	69,420	43	(68)
Total increase (decrease) in net assets	98,345	75,786	88	27
Net assets at December 31, 2005	$ 177,634	$ 144,771	$ 353	$ 1,294

The accompanying notes are an integral part of these financial statements.

131

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Value Opportunity Portfolio - Class S	ING VP Convertible Portfolio - Class S	ING VP Financial Services Portfolio - Class S	ING VP International Value Portfolio - Class S
Net assets at January 1, 2004	$ 2,270	$ 3,925	$ —	$ 534
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	52	(76)	1
Net realized gain (loss) on investments and capital gains distributions	(28)	371	250	79
Net unrealized appreciation (depreciation) of investments	300	23	1,011	75
Net increase (decrease) in net assets from operations	247	446	1,185	155
Changes from principal transactions:				
Premiums	768	3,422	7,290	488
Surrenders and withdrawals	216	844	5,845	91
Death benefits	(24)	(29)	(59)	(24)
Transfers between Divisions (including fixed account), net	1	—	(11)	—
Increase (decrease) in net assets derived from principal transactions	961	4,237	13,065	555
Total increase (decrease) in net assets	1,208	4,683	14,250	710
Net assets at December 31, 2004	3,478	8,608	14,250	1,244
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(44)	75	(318)	20
Net realized gain (loss) on investments and capital gains distributions	222	154	1,937	138
Net unrealized appreciation (depreciation) of investments	(189)	(316)	3,252	73
Net increase (decrease) in net assets from operations	(11)	(87)	4,871	231
Changes from principal transactions:				
Premiums	246	866	9,458	1,097
Surrenders and withdrawals	24,817	(1,389)	47,475	279
Death benefits	(1)	(62)	(70)	(6)
Transfers between Divisions (including fixed account), net	8	6	(4)	1
Increase (decrease) in net assets derived from principal transactions	25,070	(579)	56,859	1,371
Total increase (decrease) in net assets	25,059	(666)	61,730	1,602
Net assets at December 31, 2005	$ 28,537	$ 7,942	$ 75,980	$ 2,846

The accompanying notes are an integral part of these financial statements.

132

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP LargeCap Growth Portfolio - Class S	ING VP MagnaCap Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class S
Net assets at January 1, 2004	$ 1,941	$ 27,551	$ 280	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	(173)	(463)	—
Net realized gain (loss) on investments and capital gains distributions	77	(52)	(155)	—
Net unrealized appreciation (depreciation) of investments	88	2,072	2,117	—
Net increase (decrease) in net assets from operations	198	1,847	1,499	—
Changes from principal transactions:				
Premiums	4	4,162	5,124	—
Surrenders and withdrawals	(265)	(3,652)	25,160	—
Death benefits	(5)	(261)	(105)	—
Transfers between Divisions (including fixed account), net	—	(8)	(3)	—
Increase (decrease) in net assets derived from principal transactions	(266)	241	30,176	—
Total increase (decrease) in net assets	(68)	2,088	31,675	—
Net assets at December 31, 2004	1,873	29,639	31,955	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	(242)	(708)	4
Net realized gain (loss) on investments and capital gains distributions	63	6,811	482	7
Net unrealized appreciation (depreciation) of investments	(15)	(5,179)	2,587	17
Net increase (decrease) in net assets from operations	23	1,390	2,361	28
Changes from principal transactions:				
Premiums	8	687	2,454	418
Surrenders and withdrawals	(143)	(31,253)	(5,405)	183
Death benefits	(26)	(451)	(95)	—
Transfers between Divisions (including fixed account), net	1	(12)	(11)	(1)
Increase (decrease) in net assets derived from principal transactions	(160)	(31,029)	(3,057)	600
Total increase (decrease) in net assets	(137)	(29,639)	(696)	628
Net assets at December 31, 2005	$ 1,736	$ —	$ 31,259	$ 628

The accompanying notes are an integral part of these financial statements.

133

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Service Shares
Net assets at January 1, 2004	$ 90,453	$ 1,231	$ 71,483	$ 4,464
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,040)	25	9,098	59
Net realized gain (loss) on investments and capital gains distributions	(2,947)	41	5,223	115
Net unrealized appreciation (depreciation) of investments	12,096	154	(10,965)	127
Net increase (decrease) in net assets from operations	7,109	220	3,356	301
Changes from principal transactions:				
Premiums	21,987	1,454	119,065	376
Surrenders and withdrawals	(15,293)	215	12,003	(855)
Death benefits	(534)	—	(2,445)	—
Transfers between Divisions (including fixed account), net	(24)	—	(97)	—
Increase (decrease) in net assets derived from principal transactions	6,136	1,669	128,526	(479)
Total increase (decrease) in net assets	13,245	1,889	131,882	(178)
Net assets at December 31, 2004	103,698	3,120	203,365	4,286
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,357)	36	4,793	(10)
Net realized gain (loss) on investments and capital gains distributions	3,397	97	(570)	333
Net unrealized appreciation (depreciation) of investments	5,832	(45)	(2,599)	(444)
Net increase (decrease) in net assets from operations	6,872	88	1,624	(121)
Changes from principal transactions:				
Premiums	12,589	766	46,486	13
Surrenders and withdrawals	(9,973)	(805)	51,097	(4,156)
Death benefits	(731)	—	(1,771)	(20)
Transfers between Divisions (including fixed account), net	(23)	1	(27)	(2)
Increase (decrease) in net assets derived from principal transactions	1,862	(38)	95,785	(4,165)
Total increase (decrease) in net assets	8,734	50	97,409	(4,286)
Net assets at December 31, 2005	$ 112,432	$ 3,170	$ 300,774	$ —

The accompanying notes are an integral part of these financial statements.

134

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Janus Aspen Series Flexible Income Portfolio - Service Shares	Janus Aspen Series Growth Portfolio - Service Shares	Janus Aspen Series Worldwide Growth Portfolio - Service Shares	Colonial Small Cap Value Fund VS Class B
Net assets at January 1, 2004	$ 1,873	$ 1,007	$ 7,200	$ 40,999
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	93	(8)	(34)	(2,288)
Net realized gain (loss) on investments and capital gains distributions	17	51	222	6,501
Net unrealized appreciation (depreciation) of investments	(58)	(33)	(25)	25,388
Net increase (decrease) in net assets from operations	52	10	163	29,601
Changes from principal transactions:				
Premiums	240	86	863	121,588
Surrenders and withdrawals	(360)	(351)	(1,407)	48,842
Death benefits	(37)	—	(100)	(566)
Transfers between Divisions (including fixed account), net	—	—	—	(40)
Increase (decrease) in net assets derived from principal transactions	(157)	(265)	(644)	169,824
Total increase (decrease) in net assets	(105)	(255)	(481)	199,425
Net assets at December 31, 2004	1,768	752	6,719	240,424
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(2)	(29)	(6,928)
Net realized gain (loss) on investments and capital gains distributions	(48)	61	552	4,064
Net unrealized appreciation (depreciation) of investments	53	(101)	(812)	15,535
Net increase (decrease) in net assets from operations	—	(42)	(289)	12,671
Changes from principal transactions:				
Premiums	—	5	18	83,430
Surrenders and withdrawals	(1,769)	(716)	(6,410)	13,994
Death benefits	—	—	(38)	(1,657)
Transfers between Divisions (including fixed account), net	1	1	—	(45)
Increase (decrease) in net assets derived from principal transactions	(1,768)	(710)	(6,430)	95,722
Total increase (decrease) in net assets	(1,768)	(752)	(6,719)	108,393
Net assets at December 31, 2005	$ —	$ —	$ —	$ 348,817

The accompanying notes are an integral part of these financial statements.

135

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Oppenheimer Global Securities Fund/VA - Service Class	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	Oppenheimer Strategic Bond Fund/VA - Service Class	PIMCO Real Return Portfolio - Admin Class
Net assets at January 1, 2004	$ 2,901	$ —	$ 702	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	—	35	—
Net realized gain (loss) on investments and capital gains distributions	244	—	15	—
Net unrealized appreciation (depreciation) of investments	844	—	42	—
Net increase (decrease) in net assets from operations	1,085	—	92	—
Changes from principal transactions:				
Premiums	2,855	—	801	—
Surrenders and withdrawals	799	—	(99)	—
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	—	—
Increase (decrease) in net assets derived from principal transactions	3,654	—	702	—
Total increase (decrease) in net assets	4,739	—	794	—
Net assets at December 31, 2004	7,640	—	1,496	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	43	—	57	2
Net realized gain (loss) on investments and capital gains distributions	823	—	(18)	4
Net unrealized appreciation (depreciation) of investments	(1,329)	2	(56)	(4)
Net increase (decrease) in net assets from operations	(463)	2	(17)	2
Changes from principal transactions:				
Premiums	220	75	20	288
Surrenders and withdrawals	(7,396)	14	(1,499)	63
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	(1)	—	—	(1)
Increase (decrease) in net assets derived from principal transactions	(7,177)	89	(1,479)	350
Total increase (decrease) in net assets	(7,640)	91	(1,496)	352
Net assets at December 31, 2005	$ —	$ 91	$ —	$ 352

The accompanying notes are an integral part of these financial statements.

136

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	PIMCO StocksPLUS® Growth and Income Admin Class	Pioneer Equity-Income VCT Portfolio - Class II	Pioneer Fund VCT Portfolio - Class II	Pioneer Mid Cap Value VCT Portfolio - Class II
Net assets at January 1, 2004	$ 190,536	$ 1,010	$ 62,533	$ 190,493
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(349)	16	(887)	(6,561)
Net realized gain (loss) on investments and capital gains distributions	693	32	2,645	6,183
Net unrealized appreciation (depreciation) of investments	13,866	129	4,835	67,636
Net increase (decrease) in net assets from operations	14,210	177	6,593	67,258
Changes from principal transactions:				
Premiums	443	324	15,825	189,367
Surrenders and withdrawals	(30,020)	148	(507)	40,718
Death benefits	(4,111)	—	(895)	(2,106)
Transfers between Divisions (including fixed account), net	(35)	—	(24)	(30)
Increase (decrease) in net assets derived from principal transactions	(33,723)	472	14,399	227,949
Total increase (decrease) in net assets	(19,513)	649	20,992	295,207
Net assets at December 31, 2004	171,023	1,659	83,525	485,700
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	550	32	(661)	(7,126)
Net realized gain (loss) on investments and capital gains distributions	2,246	83	14,455	116,699
Net unrealized appreciation (depreciation) of investments	(992)	4	(13,119)	(95,698)
Net increase (decrease) in net assets from operations	1,804	119	675	13,875
Changes from principal transactions:				
Premiums	686	1,669	3,998	39,587
Surrenders and withdrawals	(29,950)	(13)	(87,779)	(536,646)
Death benefits	(3,105)	(6)	(409)	(2,452)
Transfers between Divisions (including fixed account), net	(9)	1	(10)	(64)
Increase (decrease) in net assets derived from principal transactions	(32,378)	1,651	(84,200)	(499,575)
Total increase (decrease) in net assets	(30,574)	1,770	(83,525)	(485,700)
Net assets at December 31, 2005	$ 140,449	$ 3,429	$ —	$ —

The accompanying notes are an integral part of these financial statements.

137

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Pioneer Small Company VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Net assets at January 1, 2004	$ 6,391	$ 85,664	$ 32,874	$ 22,975
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(123)	(1,816)	(653)	(860)
Net realized gain (loss) on investments and capital gains distributions	72	5,247	2,975	(3,764)
Net unrealized appreciation (depreciation) of investments	851	1,952	679	(4,848)
Net increase (decrease) in net assets from operations	800	5,383	3,001	(9,472)
Changes from principal transactions:				
Premiums	2,002	10,550	6,560	17,704
Surrenders and withdrawals	(1,161)	5,504	(4,788)	21,575
Death benefits	(49)	(982)	(448)	(438)
Transfers between Divisions (including fixed account), net	(1)	26	38	34
Increase (decrease) in net assets derived from principal transactions	791	15,098	1,362	38,875
Total increase (decrease) in net assets	1,591	20,481	4,363	29,403
Net assets at December 31, 2004	7,982	106,145	37,237	52,378
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(130)	(1,388)	(649)	(1,185)
Net realized gain (loss) on investments and capital gains distributions	1,056	5,190	4,841	(9,704)
Net unrealized appreciation (depreciation) of investments	(960)	(4,160)	(2,629)	4,353
Net increase (decrease) in net assets from operations	(34)	(358)	1,563	(6,536)
Changes from principal transactions:				
Premiums	407	3,946	4,951	8,960
Surrenders and withdrawals	(1,232)	(34,816)	(5,684)	(3,832)
Death benefits	(125)	(611)	(689)	(375)
Transfers between Divisions (including fixed account), net	(1)	3	(6)	13
Increase (decrease) in net assets derived from principal transactions	(951)	(31,478)	(1,428)	4,766
Total increase (decrease) in net assets	(985)	(31,836)	135	(1,770)
Net assets at December 31, 2005	$ 6,997	$ 74,309	$ 37,372	$ 50,608

The accompanying notes are an integral part of these financial statements.

138

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ProFund VP Small-Cap	Jennison Portfolio - Class II	SP William Blair International Growth Portfolio - Class II	Putnam VT Discovery Growth - Class IB Shares
Net assets at January 1, 2004	$ 127,245	$ 58,724	$ 68,613	$ 3,173
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,413)	(1,246)	(1,966)	(50)
Net realized gain (loss) on investments and capital gains distributions	8,020	1,383	7,239	(29)
Net unrealized appreciation (depreciation) of investments	7,782	4,180	6,690	229
Net increase (decrease) in net assets from operations	13,389	4,317	11,963	150
Changes from principal transactions:				
Premiums	22,429	6,205	25,257	88
Surrenders and withdrawals	(14,351)	(1,358)	3,106	(358)
Death benefits	(1,050)	(791)	(553)	(22)
Transfers between Divisions (including fixed account), net	(18)	(12)	(6)	—
Increase (decrease) in net assets derived from principal transactions	7,010	4,044	27,804	(292)
Total increase (decrease) in net assets	20,399	8,361	39,767	(142)
Net assets at December 31, 2004	147,644	67,085	108,380	3,031
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,373)	(943)	(1,371)	(32)
Net realized gain (loss) on investments and capital gains distributions	14,996	17,586	20,771	588
Net unrealized appreciation (depreciation) of investments	(14,537)	(14,001)	(15,242)	(547)
Net increase (decrease) in net assets from operations	(1,914)	2,642	4,158	9
Changes from principal transactions:				
Premiums	11,110	1,356	5,594	7
Surrenders and withdrawals	(39,607)	(70,405)	(117,487)	(3,041)
Death benefits	(762)	(668)	(625)	(4)
Transfers between Divisions (including fixed account), net	(11)	(10)	(20)	(2)
Increase (decrease) in net assets derived from principal transactions	(29,270)	(69,727)	(112,538)	(3,040)
Total increase (decrease) in net assets	(31,184)	(67,085)	(108,380)	(3,031)
Net assets at December 31, 2005	$ 116,460	$ —	$ —	$ —

The accompanying notes are an integral part of these financial statements.

139

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Putnam VT Growth and Income Fund - Class IB Shares	Putnam VT International Growth and Income Fund - Class IB Shares	Liberty Asset Allocation Fund Var. Series Class A	Liberty Equity Fund Var. Series Class A
Net assets at January 1, 2004	$ 3,201	$ 4,299	$ 601	$ 648
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(11)	3	(7)
Net realized gain (loss) on investments and capital gains distributions	54	462	10	(46)
Net unrealized appreciation (depreciation) of investments	237	194	32	86
Net increase (decrease) in net assets from operations	291	645	45	33
Changes from principal transactions:				
Premiums	315	295	—	1
Surrenders and withdrawals	(245)	(1,630)	(45)	(57)
Death benefits	(200)	—	—	(7)
Transfers between Divisions (including fixed account), net	—	—	—	—
Increase (decrease) in net assets derived from principal transactions	(130)	(1,335)	(45)	(63)
Total increase (decrease) in net assets	161	(690)	—	(30)
Net assets at December 31, 2004	3,362	3,609	601	618
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	(23)	5	(1)
Net realized gain (loss) on investments and capital gains distributions	661	280	25	(140)
Net unrealized appreciation (depreciation) of investments	(645)	116	(6)	141
Net increase (decrease) in net assets from operations	30	373	24	—
Changes from principal transactions:				
Premiums	5	7	—	1
Surrenders and withdrawals	(3,393)	(562)	(101)	(618)
Death benefits	(3)	(56)	—	—
Transfers between Divisions (including fixed account), net	(1)	—	(1)	(1)
Increase (decrease) in net assets derived from principal transactions	(3,392)	(611)	(102)	(618)
Total increase (decrease) in net assets	(3,362)	(238)	(78)	(618)
Net assets at December 31, 2005	$ —	$ 3,371	$ 523	$ —

The accompanying notes are an integral part of these financial statements.

140

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Liberty Federal Securities Fund Var. Series Class A		Liberty Small Company Growth Fund Var. Series Class A		Smith Barney High Income		Smith Barney International All Cap Growth	
Net assets at January 1, 2004	$	87	$	75	$	308	$	221
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		3		(2)		17		(1)
Net realized gain (loss) on investments and capital gains distributions		—		13		(42)		(15)
Net unrealized appreciation (depreciation) of investments		(2)		(7)		48		47
Net increase (decrease) in net assets from operations		1		4		23		31
Changes from principal transactions:								
Premiums		—		—		—		5
Surrenders and withdrawals		2		2		(66)		(43)
Death benefits		—		—		—		—
Transfers between Divisions (including fixed account), net		—		—		—		—
Increase (decrease) in net assets derived from principal transactions		2		2		(66)		(38)
Total increase (decrease) in net assets		3		6		(43)		(7)
Net assets at December 31, 2004		90		81		265		214
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		4		(1)		13		—
Net realized gain (loss) on investments and capital gains distributions		—		2		(44)		(4)
Net unrealized appreciation (depreciation) of investments		(3)		—		32		18
Net increase (decrease) in net assets from operations		1		1		1		14
Changes from principal transactions:								
Premiums		—		—		—		1
Surrenders and withdrawals		(6)		(4)		(81)		(83)
Death benefits		—		—		—		—
Transfers between Divisions (including fixed account), net		—		—		—		(2)
Increase (decrease) in net assets derived from principal transactions		(6)		(4)		(81)		(84)
Total increase (decrease) in net assets		(5)		(3)		(80)		(70)
Net assets at December 31, 2005	$	85	$	78	$	185	$	144

The accompanying notes are an integral part of these financial statements.

141

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Smith Barney Large Cap Value SB	Smith Barney Money Market SB	UBS U.S. Allocation Portfolio - Class I	Wells Fargo Advantage Asset Allocation Fund
Net assets at January 1, 2004	$ 405	$ 50	$ 4,584	$ 25
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(5)	(48)	6
Net realized gain (loss) on investments and capital gains distributions	(7)	—	47	23
Net unrealized appreciation (depreciation) of investments	42	—	461	93
Net increase (decrease) in net assets from operations	37	(5)	460	122
Changes from principal transactions:				
Premiums	14	—	698	1,648
Surrenders and withdrawals	(34)	(8)	196	85
Death benefits	—	—	(111)	—
Transfers between Divisions (including fixed account), net	—	—	—	—
Increase (decrease) in net assets derived from principal transactions	(20)	(8)	783	1,733
Total increase (decrease) in net assets	17	(13)	1,243	1,855
Net assets at December 31, 2004	422	37	5,827	1,880
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(2)	13	(7)
Net realized gain (loss) on investments and capital gains distributions	(15)	—	978	80
Net unrealized appreciation (depreciation) of investments	31	—	(901)	30
Net increase (decrease) in net assets from operations	15	(2)	90	103
Changes from principal transactions:				
Premiums	2	—	—	841
Surrenders and withdrawals	(145)	(11)	(5,696)	485
Death benefits	—	—	(222)	—
Transfers between Divisions (including fixed account), net	8	—	1	(1)
Increase (decrease) in net assets derived from principal transactions	(135)	(11)	(5,917)	1,325
Total increase (decrease) in net assets	(120)	(13)	(5,827)	1,428
Net assets at December 31, 2005	$ 302	$ 24	$ —	$ 3,308

The accompanying notes are an integral part of these financial statements.

142

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Wells Fargo Advantage C&B Large Cap Value Fund	Wells Fargo Advantage Equity Income Fund	Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Money Market Fund
Net assets at January 1, 2004	$ —	$ 11	$ 34	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1)	(25)	(2)
Net realized gain (loss) on investments and capital gains distributions	1	1	(2)	—
Net unrealized appreciation (depreciation) of investments	12	54	106	—
Net increase (decrease) in net assets from operations	12	54	79	(2)
Changes from principal transactions:				
Premiums	136	632	1,924	2,310
Surrenders and withdrawals	63	185	229	(1,939)
Death benefits	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	—	—
Increase (decrease) in net assets derived from principal transactions	199	817	2,153	371
Total increase (decrease) in net assets	211	871	2,232	369
Net assets at December 31, 2004	211	882	2,266	369
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(10)	(63)	6
Net realized gain (loss) on investments and capital gains distributions	2	14	3	—
Net unrealized appreciation (depreciation) of investments	2	26	192	—
Net increase (decrease) in net assets from operations	(1)	30	132	6
Changes from principal transactions:				
Premiums	265	129	350	8,137
Surrenders and withdrawals	93	(4)	380	(7,728)
Death benefits	—	(31)	(20)	—
Transfers between Divisions (including fixed account), net	—	1	1	—
Increase (decrease) in net assets derived from principal transactions	358	95	711	409
Total increase (decrease) in net assets	357	125	843	415
Net assets at December 31, 2005	$ 568	$ 1,007	$ 3,109	$ 784

The accompanying notes are an integral part of these financial statements.

143

Separate Account B of
ING USA Annuity and Life Insurance Company
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Wells Fargo Advantage Small Cap Growth Fund	Wells Fargo Advantage Total Return Bond Fund
Net assets at January 1, 2004	$ 7	$ —
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(4)	3
Net realized gain (loss) on investments and capital gains distributions	1	8
Net unrealized appreciation (depreciation) of investments	55	(5)
Net increase (decrease) in net assets from operations	52	6
Changes from principal transactions:		
Premiums	403	346
Surrenders and withdrawals	107	132
Death benefits	—	—
Transfers between Divisions (including fixed account), net	—	—
Increase (decrease) in net assets derived from principal transactions	510	478
Total increase (decrease) in net assets	562	484
Net assets at December 31, 2004	569	484
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(17)	15
Net realized gain (loss) on investments and capital gains distributions	1	(4)
Net unrealized appreciation (depreciation) of investments	55	(13)
Net increase (decrease) in net assets from operations	39	(2)
Changes from principal transactions:		
Premiums	82	720
Surrenders and withdrawals	92	246
Death benefits	—	(55)
Transfers between Divisions (including fixed account), net	—	(1)
Increase (decrease) in net assets derived from principal transactions	174	910
Total increase (decrease) in net assets	213	908
Net assets at December 31, 2005	$ 782	$ 1,392

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Separate Account B of ING USA Annuity and Life Insurance Company (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH") an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

On January 1, 2004 (the "merger date"), Equitable Life Insurance Company of Iowa, USG Annuity & Life Company, and United Life & Annuity Insurance Company (the "Merger Companies"), merged with and into Golden American Life Insurance Company ("Golden American"). Also on January 1, 2004, immediately after the merger, Golden American changed its name to ING USA Annuity and Life Insurance Company. As of the merger date, the Merger Companies ceased to exist and were succeeded by ING USA. In conjunction with the Golden American name change, the Account changed its name to Separate Account B of ING USA Annuity and Life Insurance Company.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the ING USA guaranteed interest division, the ING USA fixed interest division, and the fixed separate account, which are not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

During 2005, the Account had ING GoldenSelect Contracts, ING SmartDesign Contracts, ING Rollover Choice Contracts, ING Focus Contracts, and ING Wells Fargo Contracts. ING GoldenSelect Contracts sold by ING USA during 2005 included Access, Premium Plus, ESII, Landmark, Legends, Generations, and Opportunities Contracts. ING SmartDesign Contracts included Variable Annuity, Advantage, Simplicity, and Signature Contracts. ING Wells Fargo Contracts included ING Wells Fargo Opportunities and ING Wells Fargo Landmark Contracts.

The Account discontinued offering DVA 80 Contracts in May 1991 and discontinued registering DVA Series 100, Granite PrimElite and Value Contracts for sale to the public as of May 1, 2003.

The Account also includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

At December 31, 2005, the Account had 192 investment divisions (the "Divisions"), 33 of which invest in independently managed mutual funds and 159 of which invest in mutual funds managed by affiliates, either Direct Services, Inc., ING Investments, LLC, or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated series ("Series," which may also be referred to as "Portfolio" or "Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2005 and related Trusts are as follows:

AIM Variable Insurance Funds:
    AIM V.I. Leisure Fund - Series I Shares
Columbia Large Cap Growth Fund VS Class A:
    Columbia Large Cap Growth Fund VS Class A**
Fidelity® Variable Insurance Products:
    Fidelity® VIP Contrafund® Portfolio - Service Class 2
    Fidelity® VIP Equity-Income Portfolio - Service Class 2
    Fidelity® VIP Growth Portfolio - Service Class 2
    Fidelity® VIP Overseas Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
    Franklin Small Cap Value Securities Fund - Class 2
Greenwich Street Series Fund:
    Appreciation Portfolio
ING GET Fund:
    ING GET Fund - Series N
    ING GET Fund - Series P
    ING GET Fund - Series Q
    ING GET Fund - Series R
    ING GET Fund - Series S
    ING GET Fund - Series T
    ING GET Fund - Series U
    ING GET Fund - Series V
ING Investors Trust:
    ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
    ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class
    ING American Funds Growth Portfolio
    ING American Funds Growth-Income Portfolio
    ING American Funds International Portfolio
    ING Capital Guardian Small/Mid Cap Portfolio - Service Class
    ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class
    ING Capital Guardian U.S. Equities Portfolio - Service Class
    ING Capital Guardian U.S. Equities Portfolio - Service 2 Class
    ING Eagle Asset Capital Appreciation Portfolio - Service Class
    ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class

ING Investors Trust (continued):
    ING Evergreen Health Sciences Portfolio – Class S*
    ING Evergreen Omega Portfolio - Class A*
    ING Evergreen Omega Portfolio - Service Class*
    ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
    ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class
    ING FMR^{SM} Earnings Growth Portfolio - Service Class**
    ING FMR^{SM} Earnings Growth Portfolio - Service 2 Class**
    ING Global Resources Portfolio - Service Class
    ING Global Resources Portfolio - Service 2 Class
    ING Goldman Sachs Tollkeeper^{SM} Portfolio - Service Class
    ING Goldman Sachs Tollkeeper^{SM} Portfolio - Service 2 Class
    ING International Portfolio - Service Class
    ING International Portfolio - Service 2 Class
    ING Janus Contrarian Portfolio - Service Class
    ING Janus Contrarian Portfolio - Service 2 Class
    ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
    ING JPMorgan Emerging Markets Equity Portfolio - Service Class
    ING JPMorgan Small Cap Equity Portfolio - Service Class
    ING JPMorgan Small Cap Equity Portfolio - Service 2 Class
    ING JPMorgan Value Opportunities Portfolio - Service Class**
    ING JPMorgan Value Opportunities Portfolio - Service 2 Class**
    ING Julius Baer Foreign Portfolio - Service Class
    ING Julius Baer Foreign Portfolio - Service 2 Class
    ING Legg Mason Value Portfolio - Service Class
    ING Legg Mason Value Portfolio - Service 2 Class
    ING LifeStyle Aggressive Growth Portfolio - Service 1 Class*
    ING LifeStyle Growth Portfolio - Service 1 Class*
    ING LifeStyle Moderate Growth Portfolio - Service 1 Class*
    ING LifeStyle Moderate Portfolio - Service 1 Class*
    ING Limited Maturity Bond Portfolio - Service Class
    ING Liquid Assets Portfolio - Service Class
    ING Liquid Assets Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Service 2 Class
  ING MarketPro Portfolio - Class S**
  ING MarketPro Portfolio - Class S2**
  ING MarketStyle Growth Portfolio - Class S**
  ING MarketStyle Moderate Growth Portfolio - Class S**
  ING MarketStyle Moderate Portfolio - Class S**
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING Marsico International Opportunities Portfolio - Service Class**
  ING Mercury Large Cap Growth Portfolio - Service Class
  ING Mercury Large Cap Value Portfolio - Service Class
  ING Mercury Large Cap Value Portfolio - Service 2 Class
  ING MFS Mid Cap Growth Portfolio - Service Class
  ING MFS Mid Cap Growth Portfolio - Service 2 Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING MFS Utilities Portfolio - Service Class**
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING Oppenheimer Main Street Portfolio® - Service 2 Class
  ING PIMCO Core Bond Portfolio - Service Class
  ING PIMCO Core Bond Portfolio - Service 2 Class
  ING PIMCO High Yield Portfolio - Service Class*
  ING Pioneer Fund Portfolio - Service Class**
  ING Pioneer Mid Cap Value Portfolio - Service Class**
  ING Salomon Brothers All Cap Portfolio - Service Class
  ING Salomon Brothers All Cap Portfolio - Service 2 Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service 2 Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING UBS U.S. Allocation Portfolio - Service 2 Class
  ING Van Kampen Equity Growth Portfolio - Service Class
  ING Van Kampen Equity Growth Portfolio - Service 2 Class
  ING Van Kampen Global Franchise Portfolio - Service Class
  ING Van Kampen Global Franchise Portfolio - Service 2 Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service 2 Class
  ING Van Kampen Real Estate Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING VP Index Plus International Equity Portfolio - Service Class**
  ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class
  ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class**
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class**
  ING American Century Select Portfolio - Service Class
  ING American Century Small Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Davis Venture Value Portfolio - Service Class
  ING Fundamental Research Portfolio - Service Class**
  ING Goldman Sachs® Capital Growth Portfolio - Service Class*
  ING JPMorgan Fleming International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING MFS Capital Opportunities Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class**
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Service Class**
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class**
  ING Solution 2025 Portfolio - Service Class**
  ING Solution 2035 Portfolio - Service Class**
  ING Solution 2045 Portfolio - Service Class**
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class**
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class S**
  ING VP Strategic Allocation Growth Portfolio - Class S**
  ING VP Strategic Allocation Income Portfolio - Class S**
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class S

ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4*
  ING GET U.S. Core Portfolio - Series 5*
  ING GET U.S. Core Portfolio - Series 6*
  ING GET U.S. Core Portfolio - Series 7*
  ING GET U.S. Core Portfolio - Series 8**
  ING GET U.S. Core Portfolio - Series 9**
  ING GET U.S. Core Portfolio - Series 10**
  ING GET U.S. Core Portfolio - Series 11**
  ING VP Global Equity Dividend Portfolio
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class S**
  ING VP Growth Portfolio - Class S
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP International Equity Portfolio - Class S
  ING VP Small Company Portfolio - Class S
  ING VP Value Opportunity Portfolio - Class S
ING Variable Products Trust:
  ING VP Convertible Portfolio - Class S
  ING VP Financial Services Portfolio - Class S*
  ING VP International Value Portfolio - Class S
  ING VP LargeCap Growth Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP Real Estate Portfolio - Class S**
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class S
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class S
Liberty Variable Insurance Trust:
  Colonial Small Cap Value Fund VS Class B

Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA - Service Class**
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Admin Class**
  PIMCO StocksPLUS® Growth and Income Admin Class
Pioneer Variable Contracts Trust:
  Pioneer Equity-Income VCT Portfolio - Class II
  Pioneer Small Company VCT Portfolio - Class II
ProFunds VP:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
  ProFund VP Small-Cap
Putnam Variable Trust:
  Putnam VT International Growth and Income Fund - Class IB Shares
Steinroe Variable Investment Trust:
  Liberty Asset Allocation Fund Var. Series Class A
  Liberty Federal Securities Fund Var. Series Class A
  Liberty Small Company Growth Fund Var. Series Class A
Travelers Series Fund, Inc.:
  Smith Barney High Income
  Smith Barney International All Cap Growth
  Smith Barney Large Cap Value SB
  Smith Barney Money Market SB
Wells Fargo Advantage Variable Trust Fund:
  Wells Fargo Advantage Asset Allocation Fund
  Wells Fargo Advantage C&B Large Cap Value Fund*
  Wells Fargo Advantage Equity Income Fund
  Wells Fargo Advantage Large Company Growth Fund
  Wells Fargo Advantage Money Market Fund*
  Wells Fargo Advantage Small Cap Growth Fund
  Wells Fargo Advantage Total Return Bond Fund*

*   Division added in 2004
** Division added in 2005

The names of certain Divisions were changed during 2005. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Greenwich Street Series Fund:	Greenwich Street Series Fund:
Appreciation Portfolio	Smith Barney Greenwich Appreciation
ING Investors Trust:	ING Investors Trust:
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING Alliance Mid Cap Growth Portfolio - Service Class
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	ING Alliance Mid Cap Growth Portfolio - Adviser Class
ING Capital Guardian Small/Mid Cap Portfolio - Service Class	ING Capital Guardian Small Cap Portfolio - Service Class
ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class	ING Capital Guardian Small Cap Portfolio - Adviser Class

148

Current Name	Former Name
ING Capital Guardian U.S. Equities Portfolio - Service Class	ING Capital Guardian Large Cap Value Portfolio-Service Class
ING Capital Guardian US Equities Portfolio - Service 2 Class	ING Capital Guardian Large Cap Value Portfolio - Adviser Class
ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class	ING Eagle Asset Capital Appreciation Portfolio - Adviser Class
ING Evergreen Health Sciences Portfolio - Service 2 Class	ING Evergreen Health Sciences - Adviser Class
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING FMR Diversified Mid Cap Portfolio - Adviser Class
ING Global Resources Portfolio - Service Class	ING Hard Assets Portfolio - Service Class
ING Global Resources Portfolio - Service 2 Class	ING Hard Assets Portfolio - Adviser Class
ING Goldman Sachs Tollkeeper^{SM} Portfolio - Service 2 Class	ING Goldman Sachs Tollkeeper^{SM} Portfolio - Adviser Class
ING International Portfolio - Service 2 Class	ING International Portfolio - Adviser Class
ING Janus Contrarian Portfolio - Service Class	ING Janus Special Equity Portfolio - Service Class
ING Janus Contrarian Portfolio - Service 2 Class	ING Janus Special Equity Portfolio - Adviser Class
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING Developing World Portfolio - Adviser Class
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING Developing World Portfolio - Service Class
ING JPMorgan Small Cap Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Equity Portfolio - Adviser Class
ING Julius Baer Foreign Portfolio - Service 2 Class	ING Julius Baer Foreign Portfolio - Adviser Class
ING Legg Mason Value - Service 2 Class	ING Legg Mason Value Portfolio - Adviser Class
ING Liquid Assets Portfolio - Service 2 Class	ING Liquid Assets Portfolio - Adviser Class
ING Lord Abbett Affiliated Portfolio - Service Class	ING Salomon Brothers Investors Portfolio - Service Class
ING Lord Abbett Affiliated Portfolio - Service 2 Class	ING Salomon Brothers Investors Portfolio - Adviser Class
ING Marsico Growth Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Adviser Class
ING Mercury Large Cap Value Portfolio - Service Class	ING Mercury Focus Value Portfolio - Service Class
ING Mercury Large Cap Value Portfolio - Service 2 Class	ING Mercury Focus Value Portfolio - Adviser Class
ING MFS Mid Cap Growth Portfolio - Service 2 Class	ING MFS Mid Cap Growth Portfolio - Adviser Class
ING MFS Total Return Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Adviser Class
ING Oppenheimer Main Street Portfolio® - Service 2 Class	ING Oppenheimer Main Street Portfolio - Adviser Class
ING PIMCO Core Bond Portfolio - Service 2 Class	ING PIMCO Core Bond Portfolio - Adviser Class
ING Salomon Brothers All Cap Portfolio - Service 2 Class	ING Salomon Brothers All Cap Portfolio - Adviser Class
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class
ING Templeton Global Growth Portfolio - Service Class	ING Capital Guardian Managed Global Portfolio-Service Class
ING Templeton Global Growth Portfolio - Service 2 Class	ING Capital Guardian Managed Global Portfolio - Adviser Class

Current Name	Former Name
ING UBS U.S. Allocation Portfolio - Service Class	ING UBS U.S. Balanced Portfolio - Service Class
ING UBS U.S. Allocation Portfolio - Service 2 Class	ING UBS U.S. Balanced Portfolio - Adviser Class
ING Van Kampen Equity Growth Portfolio - Service 2 Class	ING Van Kampen Equity Growth Portfolio - Adviser Class
ING Van Kampen Global Franchise Portfolio - Service 2 Class	ING Van Kampen Global Franchise Portfolio - Adviser Class
ING Van Kampen Growth and Income Portfolio - Service 2 Class	ING Van Kampen Growth and Income Portfolio - Adviser Class
ING Van Kampen Real Estate Portfolio - Service 2 Class	ING Van Kampen Real Estate Portfolio - Adviser Class
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Jennison Equity Opportunities Portfolio - Service Class
ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class	ING Jennison Equity Opportunities Portfolio - Adviser Class
ING Partners, Inc.:	ING Partners, Inc.:
ING American Century Large Company Value Portfolio - Service Class	ING Salomon Brothers Investors Value Portfolio - Service Class
ING Davis Venture Value Portfolio - Service Class	ING Salomon Brothers Fundamental Value Portfolio - Service Class
ING Variable Insurance Trust:	ING Variable Insurance Trust:
ING VP Global Equity Dividend Portfolio	ING VP Worldwide Growth Portfolio
Wells Fargo Advantage Variable Trust Fund:	Wells Fargo Advantage Variable Trust Fund:
Wells Fargo Advantage Asset Allocation Fund	Wells Fargo VT Asset Allocation Fund
Wells Fargo Advantage C&B Large Cap Value Fund	Wells Fargo VT Equity Value Fund
Wells Fargo Advantage Equity Income Fund	Wells Fargo VT Equity Income Fund
Wells Fargo Advantage Large Company Growth Fund	Wells Fargo VT Large Company Growth Fund
Wells Fargo Advantage Money Market Fund	Wells Fargo VT Money Market Fund
Wells Fargo Advantage Small Cap Growth Fund	Wells Fargo VT Small Cap Growth Fund
Wells Fargo Advantage Total Return Bond Fund	Wells Fargo VT Total Return Bond Fund

The following Divisions were closed to contractowners in 2005:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series II Shares
  AIM V.I. Core Equity Fund - Series II Shares
  AIM V.I. Demographic Trends Fund - Series II Shares
  AIM V.I. Financial Services Fund - Series I Shares
  AIM V.I. Growth Fund - Series II Shares
  AIM V.I. Health Sciences Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series II Shares
  AIM V.I. Utilities Fund - Series I Shares
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein VPSF Growth and Income Class B
  AllianceBernstein VPSF Large Cap Growth Class B
  AllianceBernstein VPSF Value Class B
ING Investors Trust:
  ING AIM Mid Cap Growth Portfolio - Service Class
  ING AIM Mid Cap Growth Portfolio - Service 2 Class
  ING Evergreen Health Sciences Portfolio - Service 2 Class
  ING Mercury Large Cap Growth Portfolio - Service 2 Class

ING Variable Products Trust:
  ING VP MagnaCap Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Service Shares
  Janus Aspen Series Flexible Income Portfolio - Service Shares
  Janus Aspen Series Growth Portfolio - Service Shares
  Janus Aspen Series Worldwide Growth Portfolio - Service Shares
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities Fund/VA - Service Class
  Oppenheimer Strategic Bond Fund/VA - Service Class
Pioneer Variable Contracts Trust:
  Pioneer Fund VCT Portfolio - Class II
  Pioneer Mid Cap Value VCT Portfolio - Class II
Prudential Series Fund, Inc.:
  Jennison Portfolio - Class II
  SP William Blair International Growth Portfolio - Class II

Putnam Variable Trust:
   Putnam VT Discovery Growth - Class IB Shares
   Putnam VT Growth and Income Fund - Class IB Shares
Steinroe Variable Investment Trust:
   Liberty Equity Fund Var. Series Class A

UBS Series Trust:
   UBS U.S. Allocation Portfolio - Class I

The following Divisions were offered during 2005, but had no investments as of December 31, 2005:

ING LifeStyle Aggressive Growth Portfolio - Service Class 2
ING LifeStyle Growth Portfolio - Service Class 2
ING LifeStyle Moderate Portfolio - Service Class 2
ING Solution Income Portfolio - Service Class
ING VP Index Plus International Equity Portfolio - Service 2 Class
ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Series or Portfolio of the Trusts and are recorded at fair value, determined by the net asset value per share of the respective Series or Portfolio of the Trusts. Investment transactions in each Series or Portfolio of the Trusts are recorded on the trade date. Distributions of net investment income and capital gains from each Series or Portfolio of the Trusts are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio of the Trusts are determined on the specific identification basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ING USA.

Contractowner Reserves

Contractowner reserves of the Company are represented by net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ING USA will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA.

Transfers

Transfers between the Account and ING USA relate to gains and losses resulting from actual mortality experience, the full responsibility for which is assumed by ING USA, contractowner transfers between the general account and the Divisions, and other contractowner activity, including Contract deposits and withdrawals. Unsettled transactions as of the reporting date, on a net basis, are included in the line Payable to related parties on the Statements of Assets and Liabilities.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

3. Charges and Fees

Prior to February 1, 2000, DVA Plus, Access, and Premium Plus Contracts each had three different death benefit options referred to as Standard, Annual Ratchet, and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution. After February 1, 2000, DVA Plus, Access and Premium Plus each had four different death benefit options referred to as Standard, Annual Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7 after February 1, 2000. ES II, Generations, Landmark and Opportunities contracts each have four different death benefit options referred to as Standard, Annual Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7. Granite PrimElite has two death benefit options referred to as Standard and Annual Ratchet.

Under the terms of all Contracts, certain charges are allocated to the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges deducted at annual rates to cover these risks follows:

Series	Annual Rates
DVA 80	0.80 %
DVA	0.90
DVA Series 100	1.25
DVA Plus (pre February 2000) Standard	1.10
DVA Plus (post January 2000) Standard	1.15
DVA Plus (post 2000) Standard	1.15
DVA Plus (pre February 2000) Annual Ratchet	1.25
DVA Plus (pre February 2000) 5.5% Solution	1.25
DVA Plus (post January 2000) 5.5% Solution	1.25
DVA Plus (post 2000) 5.5% Solution	1.30
DVA Plus (post January 2000) Annual Ratchet	1.30
DVA Plus (pre February 2000) 7% Solution	1.40
DVA Plus (post January 2000) Max 5.5	1.40
DVA Plus (post 2000) Annual Ratchet	1.40
DVA Plus (post 2000) Max 5.5	1.45
DVA Plus (post January 2000) 7% Solution	1.50
DVA Plus (post 2000) 7% Solution	1.50
DVA Plus (post January 2000) Max 7	1.60
DVA Plus (post 2000) Max 7	1.60
Access (pre February 2000) Standard	1.25
Access (post January 2000) Standard	1.65
Access (post 2000) Standard	1.30
Access (pre February 2000) Annual Ratchet	1.40
Access (pre February 2000) 5.5% Solution	1.40
Access (post January 2000) Annual Ratchet	1.45
Access (post January 2000) 5.5 % Solution	1.45
Access (post 2000) 5.5% Solution	1.45
Access (pre February 2000) 7% Solution	1.55
Access (post January 2000) Max 5.5	1.55
Access (post 2000) Annual Ratchet	1.55
Access (post 2000) Max 5.5	1.60
Access (post January 2000) 7% Solution	1.65
Access (post 2000) 7% Solution	1.65
Access (post April 2001) Standard	1.65
Access (post January 2000) Max 7	1.75
Access (post 2000) Max 7	1.75

Series	Annual Rates
Access (post April 2001) 5.5% Solution	1.80 %
Access (post April 2001) Quarterly Ratchet	1.90
Access (post April 2001) Max 5.5	1.95
Access (post April 2001) 7% Solution	2.00
Access (post April 2001) Max 7	2.20
Premium Plus (pre February 2000) Standard	1.25
Premium Plus (post January 2000) Standard	1.40
Premium Plus (post 2000) Standard	1.30
Premium Plus (pre February 2000) Quarterly Ratchet	1.40
Premium Plus (pre February 2000) 5.5% Solution	1.40
Premium Plus (post January 2000) Quarterly Ratchet	1.65
Premium Plus (post January 2000) 5.5% Solution	1.45
Premium Plus (post 2000) 5.5% Solution	1.45
Premium Plus (pre February 2000) 7% Solution	1.55
Premium Plus (post January 2000) Max 5.5	1.55
Premium Plus (post 2000) Annual Ratchet	1.55
Premium Plus (post 2000) Max 5.5	1.60
Premium Plus (post January 2000) 7% Solution	1.65
Premium Plus (post 2000) 7% Solution	1.65
Premium Plus (post January 2000) Max 7	1.95
Premium Plus (post 2000) Max 7	1.95
ES II (pre 2001)	1.25
ES II (post 2000) Standard	1.25
ES II (post 2000) Deferred Ratchet	1.30
ES II (post 2000) 5.5%	1.40
ES II (post 2000) Quarterly Ratchet	1.50
ES II (post 2000) Max 5.5	1.55
ES II (post 2000) 7% Solution	1.60
ES II (post 2000) Max 7	1.80
Value Standard	0.75
Access One	0.35
Granite PrimElite-Standard	1.10
Granite PrimElite-Annual Ratchet	1.25
Generations-Standard	1.25
Generations-Deferred Ratchet	1.30
Generations-Quarterly Ratchet	1.50
Generations-7% Solution	1.60
Generations-Max 7	1.80
Landmark-Standard	1.50
Landmark-5.5% Solution	1.65
Landmark-Quarterly Ratchet	1.75
Landmark-Max 5.5	1.80
Landmark-7% Solution	1.85
Landmark-Max 7	2.05

Series	Annual Rates
VA Option I	0.80 %
VA Option II	1.10
VA Option III	1.25
VA Bonus Option I	1.30
VA Bonus Option II	1.60
VA Bonus Option III	1.75
Advantage Option I	2.05
Advantage Option II	2.25
Advantage Option III	2.40
Rollover Choice Option I (pre August 7, 2003)	0.60
Rollover Choice Option II (pre August 7, 2003)	0.80
Rollover Choice Option III (pre August 7, 2003)	0.95
Rollover Choice Option I (post August 7, 2003)	0.85
Rollover Choice Option II (post August 7, 2003)	1.05
Rollover Choice Option III (post August 7, 2003)	1.20
Opportunities-Standard	1.25
Opportunities-5.5% Solution	1.40
Opportunities-Quarterly Ratchet	1.50
Opportunities-7% Solution	1.60
Opportunities-Max 5.5	1.55
Opportunities-Max 7	1.80
Signature Option I	1.10
Signature Option II	1.30
Signature Option III	1.45
Focus VA Option I	0.60
Focus VA Option II	0.80
Smart Design Option 1	0.80
Smart Design Option 2	1.10
Smart Design Option 3	1.25
Legends	1.50
Legends Quarterly Ratchet	1.75
Legends Max 7	2.05
Simplicity Years 1-10	2.00
Simplicity Years 11+	1.25
Advantage Option I	1.50
Advantage Option II	1.70
Advantage Option III	1.85

Asset Based Administrative Charges

A daily charge at an annual rate of 0.10% is deducted from assets attributable to DVA and DVA Series 100 Contracts. A daily charge at an annual rate of 0.15% is deducted from the assets attributable to the DVA Plus, Access, Premium Plus, ESII, Value, Access One, Granite PrimElite, Generations, Landmark, VA, Advantage, Rollover Choice, Focus VA, Signature, Legends and Opportunities Contracts.

155

Administrative Charges

An administrative charge is deducted from the accumulation value of deferred annuity contracts to cover ongoing administrative expenses. The charge is $30 per Contract year for Generations, Opportunities, Landmark, Focus VA, Signature, Legends, Simplicity, ES II, Value, VA, Advantage, and Rollover Choice Contracts. For DVA Series 100 and Access One Contracts there is no charge. For all other Contracts, the charge is $40. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period. This charge had been waived for certain offerings of the Contracts.

For certain Contracts, a minimum death benefit guarantee charge of up to $1.20 per $1,000 of guaranteed death benefit per Contract year is deducted from the accumulation value of each Contract on its anniversary date.

Contingent Deferred Sales Charges

Under DVA 80, DVA, DVA Plus, Premium Plus, ES II, Value, Granite PrimElite, Generations, Opportunities, Premium Plus, Focus VA, Signature, Legends, Simplicity, Landmark, VA, Advantage, and Rollover Choice Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken. The following table reflects the Surrender Charge that is assessed based upon the date a premium payment is received.

Complete Years Elapsed Since Premium Payment	DVA 80 & DVA	Granite PrimElite & DVA Plus	Premium Plus	Opportunities, ES II & Generations	Value
0	6 %	7 %	8 %	8 %	6 %
1	5	7	8	7	6
2	4	6	8	6	6
3	3	5	8	5	5
4	2	4	7	4	4
5	1	3	6	3	3
6	—	1	5	2	1
7	—	—	3	1	—
8	—	—	1	—	—
9+	—	—	—	—	—

156

Complete Years Elapsed Since Premium Payment	Advantage		Landmark & Legends		Signature & VA		Rollover Choice		Focus VA		Simplicity	
0	6	%	6	%	7	%	6	%	3	%	6	%
1	5		5		7		6		2		6	
2	4		4		6		5		1		5	
3	—		3		6		4		—		4	
4	—		—		5		3		—		3	
5	—		—		4		2		—		—	
6	—		—		3		1		—		—	
7	—		—		—		—		—		—	
8	—		—		—		—		—		—	
9+	—		—		—		—		—		—	

Withdrawal and Distribution Charges

Under DVA 80, DVA, and DVA Series 100 Contracts, a charge is deducted from the accumulation value for contractowners taking more than one conventional partial withdrawal during a Contract year. For DVA 80 and DVA Contracts, annual distribution fees are deducted from the Contracts' accumulation values.

Deferred Sales Load

Under Contracts offered prior to October 1995, a sales load of up to 7.5% was assessed against each premium payment for sales-related expenses, as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA Contracts, although the sales load is chargeable to each premium when ING USA receives it, the amount of such charge is initially advanced by ING USA to contractowners and included in the accumulation value, and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 3.5% of premiums.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Fees Waived by ING USA

Certain charges and fees for various types of Contracts are currently waived by ING USA. ING USA reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

4.   Related Party Transactions

During the year ended December 31, 2005, management and service fees were paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to the ING Investors Trust. The Trust's advisory agreement provided for a fee at annual rates ranging from 0.14% to 1.25% of the average net assets of each respective Series.

In addition, management and service fees were paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, the ING Variable Insurance Trust, ING VP Intermediate Bond Portfolio, ING Variable Portfolios, Inc., ING Variable Funds, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolio, Inc., and the ING Variable Products Trust. The Trusts' advisory agreement provided for fees at annual rates ranging from 0.35% to 1.00% of the average net assets of each respective Portfolio.

Management and service fees were also paid to ING Life Insurance and Annuity Company, an affiliate of the Company, in its capacity as investment adviser to ING Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates ranging from 0.10% to 1.00% of the average net assets of each respective Portfolio.

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

5.   **Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments follows:

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series II Shares	$ —	$ 72	$ —	$ 11
AIM V.I. Core Equity Fund - Series II Shares	—	165	17	42
AIM V.I. Demographic Trends Fund - Series II Shares	1,462	69,343	24,782	20,144
AIM V.I. Financial Services Fund - Series I Shares	34	53,400	19,553	27,143
AIM V.I. Growth Fund - Series II Shares	132	4,192	1,403	424
AIM V.I. Health Sciences Fund - Series I Shares	—	96,269	34,035	34,514
AIM V.I. Leisure Fund - Series I Shares	13,895	13,605	20,612	5,142
AIM V.I. Premier Equity Fund - Series II Shares	—	160	19	42
AIM V.I. Utilities Fund - Series I Shares	32,731	127,311	58,506	18,721
AllianceBernstein Variable Products Series Fund, Inc.:				
AllianceBernstein VPSF Growth and Income Class B	1,312	18,212	6,480	2,462
AllianceBernstein VPSF Large Cap Growth Class B	278	5,447	1,552	591
AllianceBernstein VPSF Value Class B	1,331	11,761	3,959	1,147
Columbia Large Cap Growth Fund VS Class A:				
Columbia Large Cap Growth Fund VS Class A	551	57	—	—
Fidelity® Variable Insurance Products:				
Fidelity® VIP Contrafund® Portfolio - Service Class 2	204,012	3,868	21,253	945
Fidelity® VIP Equity-Income Portfolio - Service Class 2	47,269	18,392	99,758	19,295
Fidelity® VIP Growth Portfolio - Service Class 2	13,332	57,212	79,611	31,124
Fidelity® VIP Overseas Portfolio - Service Class 2	591	649	2,374	2,803
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	1,444	187	718	80
Greenwich Street Series Fund:				
Appreciation Portfolio	17	188	29	112
ING GET Fund:				
ING GET Fund - Series N	661	3,588	962	6,278
ING GET Fund - Series P	3,104	19,642	3,588	26,632
ING GET Fund - Series Q	3,899	28,031	4,214	26,177
ING GET Fund - Series R	5,786	31,504	4,151	24,850
ING GET Fund - Series S	6,631	39,477	6,065	31,503
ING GET Fund - Series T	7,586	33,914	6,808	30,473
ING GET Fund - Series U	10,489	28,019	10,038	31,147
ING GET Fund - Series V	4,334	55,009	2,832	101,568

159

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust:				
ING AIM Mid Cap Growth Portfolio - Service Class	$ 18,262	$ 267,300	$ 31,365	$ 41,164
ING AIM Mid Cap Growth Portfolio - Service 2 Class	2,709	10,021	3,361	492
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	18,629	94,213	82,581	109,808
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	4,470	1,150	7,240	817
ING American Funds Growth Portfolio	482,426	6,963	659,514	10,026
ING American Funds Growth-Income Portfolio	324,725	2,932	520,373	4,354
ING American Funds International Portfolio	270,222	7,655	244,406	8,920
ING Capital Guardian Small/Mid Cap Portfolio - Service Class	11,040	84,950	44,179	76,946
ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class	2,061	788	3,649	439
ING Capital Guardian U.S. Equities Portfolio - Service Class	7,837	93,088	92,411	56,801
ING Capital Guardian U.S. Equities Portfolio - Service 2 Class	1,283	962	3,296	851
ING Eagle Asset Capital Appreciation Portfolio - Service Class	15,154	51,897	17,435	34,037
ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class	1,303	129	875	208
ING Evergreen Health Sciences Portfolio - Class S	142,972	16,807	50,071	21,606
ING Evergreen Health Sciences Portfolio - Service 2 Class	2,016	5,075	2,682	111
ING Evergreen Omega Portfolio - Class A	714	123	300	1
ING Evergreen Omega Portfolio - Service Class	6,494	1,848	3,168	272
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	333,826	41,658	62,538	17,693
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	17,864	661	4,708	233
ING FMR[SM] Earnings Growth Portfolio - Service Class	10,834	1,800	—	—
ING FMR[SM] Earnings Growth Portfolio - Service 2 Class	16	—	—	—
ING Global Resources Portfolio - Service Class	161,400	44,421	83,597	44,212
ING Global Resources Portfolio - Service 2 Class	8,792	767	6,776	242
ING Goldman Sachs Tollkeeper[SM] Portfolio - Service Class	26,747	19,376	19,913	11,846
ING Goldman Sachs Tollkeeper[SM] Portfolio - Service 2 Class	2,125	595	2,077	766
ING International Portfolio - Service Class	22,577	42,794	56,127	64,177
ING International Portfolio - Service 2 Class	2,016	1,198	3,225	256
ING Janus Contrarian Portfolio - Service Class	25,931	20,078	17,336	14,621
ING Janus Contrarian Portfolio - Service 2 Class	1,689	573	1,274	193
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	8,848	426	4,573	320
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	121,811	34,702	66,413	43,236
ING JPMorgan Small Cap Equity Portfolio - Service Class	54,567	25,868	85,844	17,405
ING JPMorgan Small Cap Equity Portfolio - Service 2 Class	16,113	1,211	16,622	460
ING JPMorgan Value Opportunities Portfolio - Service Class	46,199	6,162	—	—
ING JPMorgan Value Opportunities Portfolio - Service 2 Class	916	74	—	—
ING Julius Baer Foreign Portfolio - Service Class	175,340	21,946	138,465	11,282
ING Julius Baer Foreign Portfolio - Service 2 Class	20,243	559	13,068	231
ING Legg Mason Value Portfolio - Service Class	92,803	4,963	50,522	20,461
ING Legg Mason Value Portfolio - Service 2 Class	13,919	2,350	6,512	1,342

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING LifeStyle Aggressive Growth Portfolio - Service 1 Class	$ 412,282	$ 1,959	$ 194,009	$ 680
ING LifeStyle Growth Portfolio - Service 1 Class	816,975	—	435,349	—
ING LifeStyle Moderate Growth Portfolio - Service 1 Class	738,305	6,868	427,733	6,546
ING LifeStyle Moderate Portfolio - Service 1 Class	320,153	36,450	206,168	6,991
ING Limited Maturity Bond Portfolio - Service Class	15,462	92,738	30,745	192,741
ING Liquid Assets Portfolio - Service Class	583,802	619,701	984,305	1,111,723
ING Liquid Assets Portfolio - Service 2 Class	34,365	32,554	27,799	23,139
ING Lord Abbett Affiliated Portfolio - Service Class	2,373	26,574	16,157	19,144
ING Lord Abbett Affiliated Portfolio - Service 2 Class	898	129	996	228
ING MarketPro Portfolio - Class S	2,281	1	—	—
ING MarketPro Portfolio - Class S2	67	—	—	—
ING MarketStyle Growth Portfolio - Class S	2,642	2	—	—
ING MarketStyle Moderate Growth Portfolio - Class S	3,161	5	—	—
ING MarketStyle Moderate Portfolio - Class S	921	18	—	—
ING Marsico Growth Portfolio - Service Class	32,488	95,022	20,227	75,368
ING Marsico Growth Portfolio - Service 2 Class	6,988	1,261	5,783	608
ING Marsico International Opportunities Portfolio - Service Class	124,190	11,514	—	—
ING Mercury Large Cap Growth Portfolio - Service Class	141,077	18,873	10,760	5,836
ING Mercury Large Cap Growth Portfolio - Service 2 Class	332	2,558	1,423	146
ING Mercury Large Cap Value Portfolio - Service Class	7,891	8,709	21,036	8,111
ING Mercury Large Cap Value Portfolio - Service 2 Class	1,102	541	1,643	134
ING MFS Mid Cap Growth Portfolio - Service Class	4,830	125,843	41,863	102,569
ING MFS Mid Cap Growth Portfolio - Service 2 Class	4,607	3,089	6,585	1,080
ING MFS Total Return Portfolio - Service Class	120,676	97,211	101,744	70,679
ING MFS Total Return Portfolio - Service 2 Class	16,479	1,976	17,278	764
ING MFS Utilities Portfolio - Service Class	178,787	28,036	—	—
ING Oppenheimer Main Street Portfolio® - Service Class	15,466	76,385	13,744	74,953
ING Oppenheimer Main Street Portfolio® - Service 2 Class	1,473	168	1,038	418
ING PIMCO Core Bond Portfolio - Service Class	133,345	83,088	147,978	90,022
ING PIMCO Core Bond Portfolio - Service 2 Class	11,052	2,491	14,025	2,969
ING PIMCO High Yield Portfolio - Service Class	172,166	185,167	733,793	108,155
ING Pioneer Fund Portfolio - Service Class	83,123	3,166	—	—
ING Pioneer Mid Cap Value Portfolio - Service Class	587,295	12,050	—	—
ING Salomon Brothers All Cap Portfolio - Service Class	5,283	75,442	45,368	69,166
ING Salomon Brothers All Cap Portfolio - Service 2 Class	6,097	677	7,898	91
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	350,254	37,760	319,234	40,567
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	35,281	1,579	30,021	381
ING T. Rowe Price Equity Income Portfolio - Service Class	78,198	58,129	203,104	33,530
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	10,882	2,857	11,069	1,066

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Templeton Global Growth Portfolio - Service Class	$ 14,481	$ 55,256	$ 45,149	$ 50,471
ING Templeton Global Growth Portfolio - Service 2 Class	1,771	616	2,527	246
ING UBS U.S. Allocation Portfolio - Service Class	20,264	12,191	27,487	3,010
ING UBS U.S. Allocation Portfolio - Service 2 Class	1,687	412	2,099	96
ING Van Kampen Equity Growth Portfolio - Service Class	21,761	7,808	10,597	2,597
ING Van Kampen Equity Growth Portfolio - Service 2 Class	2,409	1,025	4,135	832
ING Van Kampen Global Franchise Portfolio - Service Class	97,723	17,111	57,565	9,799
ING Van Kampen Global Franchise Portfolio - Service 2 Class	22,176	827	21,996	360
ING Van Kampen Growth and Income Portfolio - Service Class	53,036	100,435	39,273	61,072
ING Van Kampen Growth and Income Portfolio - Service 2 Class	17,625	5,889	25,311	1,302
ING Van Kampen Real Estate Portfolio - Service Class	115,903	62,160	150,109	51,096
ING Van Kampen Real Estate Portfolio - Service 2 Class	9,762	1,565	8,370	428
ING VP Index Plus International Equity Portfolio - Service Class	240	—	—	—
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	6,986	57,548	8,066	61,667
ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class	856	323	1,514	180
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	74	2	—	—
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Service Class	349	323	353	109
ING American Century Select Portfolio - Initial Class	682	207	—	—
ING American Century Select Portfolio - Service Class	66	284	150	10
ING American Century Small Cap Value Portfolio - Service Class	191	81	241	50
ING Baron Small Cap Growth Portfolio - Service Class	68,006	4,960	1,304	1,178
ING Davis Venture Value Portfolio - Service Class	1,571	173	300	143
ING Fundamental Research Portfolio - Service Class	2,122	1,367	—	—
ING Goldman Sachs® Capital Growth Portfolio - Service Class	9	6	8	—
ING JPMorgan Fleming International Portfolio - Service Class	65,044	43,182	83,006	34,320
ING JPMorgan Mid Cap Value Portfolio - Service Class	8,617	5,363	14,241	1,328
ING MFS Capital Opportunities Portfolio - Initial Class	297	876	1,357	854
ING MFS Capital Opportunities Portfolio - Service Class	22	187	66	58
ING OpCap Balanced Value Portfolio - Service Class	314	379	731	179
ING Oppenheimer Global Portfolio - Initial Class	18,860	3,486	—	—
ING Oppenheimer Global Portfolio - Service Class	37,193	8,854	2,126	973
ING Oppenheimer Strategic Income Portfolio - Service Class	3,572	467	—	—
ING PIMCO Total Return Portfolio - Service Class	1,240	563	1,188	1,058
ING Salomon Brothers Aggressive Growth Portfolio - Service Class	36,270	9,864	101,833	9,962
ING Solution 2015 Portfolio - Service Class	352	1	—	—
ING Solution 2025 Portfolio - Service Class	46	—	—	—
ING Solution 2035 Portfolio - Service Class	18	—	—	—
ING Solution 2045 Portfolio - Service Class	5	—	—	—

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	$ 216	$ 59	$ 202	$ 253
ING T. Rowe Price Growth Equity Portfolio - Service Class	939	780	810	380
ING UBS U.S. Large Cap Equity Portfolio - Service Class	9,743	3,674	684	164
ING Van Kampen Comstock Portfolio - Service Class	67,348	2,015	54,500	392
ING Van Kampen Equity and Income Portfolio - Initial Class	4,344	563	—	—
ING Van Kampen Equity and Income Portfolio - Service Class	33,583	648	166	18
ING Strategic Allocation Portfolio, Inc.:				
ING VP Strategic Allocation Balanced Portfolio - Class S	362	9	—	—
ING VP Strategic Allocation Growth Portfolio - Class S	28	—	—	—
ING VP Strategic Allocation Income Portfolio - Class S	117	1	—	—
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class S	1,029	513	426	461
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	10,029	45,186	1,924	56,798
ING GET U.S. Core Portfolio - Series 2	5,218	23,322	661	59,703
ING GET U.S. Core Portfolio - Series 3	3,028	44,880	164,807	35,928
ING GET U.S. Core Portfolio - Series 4	1,486	16,601	84,641	12,329
ING GET U.S. Core Portfolio - Series 5	1,162	7,103	53,643	13,274
ING GET U.S. Core Portfolio - Series 6	268	19,454	60,257	492
ING GET U.S. Core Portfolio - Series 7	47,340	12,584	1,382	114
ING GET U.S. Core Portfolio - Series 8	17,926	3,065	—	—
ING GET U.S. Core Portfolio - Series 9	17,333	851	—	—
ING GET U.S. Core Portfolio - Series 10	13,346	780	—	—
ING GET U.S. Core Portfolio - Series 11	1,480	1	—	—
ING VP Global Equity Dividend Portfolio	12,988	9,650	10,619	9,091
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology Portfolio - Class S	76	4	—	—
ING VP Growth Portfolio - Class S	32	124	59	17
ING VP Index Plus LargeCap Portfolio - Class S	63,069	23,910	69,686	10,584
ING VP Index Plus MidCap Portfolio - Class S	103,567	10,377	53,314	2,100
ING VP Index Plus SmallCap Portfolio - Class S	86,539	13,352	50,623	6,334
ING VP International Equity Portfolio - Class S	502	461	420	386
ING VP Small Company Portfolio - Class S	193	257	519	268
ING VP Value Opportunity Portfolio - Class S	26,064	1,032	1,564	628

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Products Trust:				
ING VP Convertible Portfolio - Class S	$ 1,388	$ 1,887	$ 5,343	$ 826
ING VP Financial Services Portfolio - Class S	66,301	8,612	22,095	8,969
ING VP International Value Portfolio - Class S	2,025	543	1,007	451
ING VP LargeCap Growth Portfolio - Class S	45	229	76	309
ING VP MagnaCap Portfolio - Class S	3,544	32,444	5,037	4,968
ING VP MidCap Opportunities Portfolio - Class S	2,076	5,838	36,964	7,246
ING VP Real Estate Portfolio - Class S	686	81	—	—
ING VP SmallCap Opportunities Portfolio - Class S	16,752	17,241	19,063	14,965
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class S	857	860	2,073	379
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class S	136,184	34,285	170,626	27,050
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Service Shares	38	4,213	572	992
Janus Aspen Series Flexible Income Portfolio - Service Shares	399	2,173	622	672
Janus Aspen Series Growth Portfolio - Service Shares	5	718	87	360
Janus Aspen Series Worldwide Growth Portfolio - Service Shares	114	6,575	1,344	2,022
Liberty Variable Insurance Trust:				
Colonial Small Cap Value Fund VS Class B	102,608	13,130	176,508	3,208
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities Fund/VA - Service Class	468	7,603	4,520	869
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	89	—	—	—
Oppenheimer Strategic Bond Fund/VA - Service Class	522	1,944	1,482	745
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Admin Class	403	46	—	—
PIMCO StocksPLUS® Growth and Income Admin Class	3,419	35,247	2,943	37,022
Pioneer Variable Contracts Trust:				
Pioneer Equity-Income VCT Portfolio - Class II	1,986	303	738	250
Pioneer Fund VCT Portfolio - Class II	6,711	91,583	27,319	13,804
Pioneer Mid Cap Value VCT Portfolio - Class II	78,346	555,323	237,923	13,055
Pioneer Small Company VCT Portfolio - Class II	1,230	1,538	2,425	1,757

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ProFunds VP:				
ProFund VP Bull	$ 132,845	$ 165,715	$ 284,834	$ 270,174
ProFund VP Europe 30	48,929	47,601	103,358	102,359
ProFund VP Rising Rates Opportunity	61,801	58,217	108,121	70,102
ProFund VP Small-Cap	156,239	175,177	325,265	317,292
Prudential Series Fund, Inc.:				
Jennison Portfolio - Class II	1,746	72,427	12,409	9,611
SP William Blair International Growth Portfolio - Class II	20,530	129,531	63,882	38,037
Putnam Variable Trust:				
Putnam VT Discovery Growth - Class IB Shares	7	3,079	248	590
Putnam VT Growth and Income Fund - Class IB Shares	292	3,670	577	707
Putnam VT International Growth and Income Fund - Class IB Shares	81	715	897	2,244
Steinroe Variable Investment Trust:				
Liberty Asset Allocation Fund Var. Series Class A	14	110	14	56
Liberty Equity Fund Var. Series Class A	1	620	5	75
Liberty Federal Securities Fund Var. Series Class A	5	7	24	19
Liberty Small Company Growth Fund Var. Series Class A	—	5	38	38
Travelers Series Fund, Inc.:				
Smith Barney High Income	21	89	22	71
Smith Barney International All Cap Growth	4	87	7	46
Smith Barney Large Cap Value SB	14	151	21	39
Smith Barney Money Market SB	1	14	9	22
UBS Series Trust:				
UBS U.S. Allocation Portfolio - Class I	74	5,979	1,684	948
Wells Fargo Advantage Variable Trust Fund:				
Wells Fargo Advantage Asset Allocation Fund	1,639	248	2,023	255
Wells Fargo Advantage C&B Large Cap Value Fund	378	25	214	16
Wells Fargo Advantage Equity Income Fund	248	164	836	20
Wells Fargo Advantage Large Company Growth Fund	821	173	2,203	75
Wells Fargo Advantage Money Market Fund	8,450	8,035	2,779	2,410
Wells Fargo Advantage Small Cap Growth Fund	195	38	515	9
Wells Fargo Advantage Total Return Bond Fund	1,090	161	504	14

6. Changes in Units

The changes in units outstanding for the years ended December 31, 2005 and 2004 are shown in the following table. The activity includes contractowners electing to update a DVA 100 or DVA Series 100 Contract to a DVA Contract. Updates to DVA Contracts resulted in both a redemption (surrender of the old Contract) and an issue (acquisition of the new Contract).

| | Year ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series II Shares	—	6,832	(6,832)	49	1,192	(1,143)
AIM V.I. Core Equity Fund - Series II Shares	—	14,662	(14,662)	5,713	8,102	(2,389)
AIM V.I. Demographic Trends Fund - Series II Shares	672,258	7,091,502	(6,419,244)	4,474,151	3,960,367	513,784
AIM V.I. Financial Services Fund - Series I Shares	95,805	5,305,234	(5,209,429)	3,109,211	3,875,618	(766,407)
AIM V.I. Growth Fund - Series II Shares	66,658	476,725	(410,067)	212,236	104,369	107,867
AIM V.I. Health Sciences Fund - Series I Shares	186,221	9,276,545	(9,090,324)	5,627,623	5,593,668	33,955
AIM V.I. Leisure Fund - Series I Shares	1,905,796	1,931,780	(25,984)	2,980,300	1,498,741	1,481,559
AIM V.I. Premier Equity Fund - Series II Shares	—	16,093	(16,093)	5,313	7,862	(2,549)
AIM V.I. Utilities Fund - Series I Shares	5,328,936	14,037,778	(8,708,842)	10,376,171	5,350,940	5,025,231
AllianceBernstein Variable Products Series Fund, Inc.:						
AllianceBernstein VPSF Growth and Income Class B	275,750	1,892,248	(1,616,498)	901,268	489,768	411,500
AllianceBernstein VPSF Large Cap Growth Class B	56,296	627,251	(570,955)	238,144	115,265	122,879
AllianceBernstein VPSF Value Class B	189,910	1,053,708	(863,798)	449,557	190,480	259,077
Columbia Large Cap Growth Fund VS Class A:						
Columbia Large Cap Growth Fund VS Class A	53,973	4,943	49,030	—	—	—
Fidelity® Variable Insurance Products:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	19,326,949	2,578,699	16,748,250	2,424,237	592,522	1,831,715
Fidelity® VIP Equity-Income Portfolio - Service Class 2	8,076,710	6,121,155	1,955,555	15,974,411	8,088,620	7,885,791
Fidelity® VIP Growth Portfolio - Service Class 2	3,908,914	8,867,927	(4,959,013)	17,702,973	11,537,580	6,165,393
Fidelity® VIP Overseas Portfolio - Service Class 2	44,264	49,067	(4,803)	429,979	465,748	(35,769)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	105,170	22,180	82,990	59,719	10,625	49,094
Greenwich Street Series Fund:						
Appreciation Portfolio	738	9,837	(9,099)	1,423	6,059	(4,636)

| | Year ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING GET Fund:						
ING GET Fund - Series N	20,763	336,469	(315,706)	64,321	613,209	(548,888)
ING GET Fund - Series P	131,301	1,916,924	(1,785,623)	206,415	2,637,868	(2,431,453)
ING GET Fund - Series Q	918,312	3,459,037	(2,540,725)	391,384	2,691,943	(2,300,559)
ING GET Fund - Series R	1,320,414	4,153,890	(2,833,476)	122,580	2,229,403	(2,106,823)
ING GET Fund - Series S	1,954,809	5,548,829	(3,594,020)	300,318	3,029,233	(2,728,915)
ING GET Fund - Series T	2,023,231	5,057,798	(3,034,567)	131,731	2,717,087	(2,585,356)
ING GET Fund - Series U	673,986	3,000,878	(2,326,892)	480,341	3,067,510	(2,587,169)
ING GET Fund - Series V	1,107,338	6,345,651	(5,238,313)	577,285	10,404,006	(9,826,721)
ING Investors Trust:						
ING AIM Mid Cap Growth Portfolio - Service Class	3,262,418	18,809,230	(15,546,812)	6,367,568	6,878,476	(510,908)
ING AIM Mid Cap Growth Portfolio - Service 2 Class	231,315	698,136	(466,821)	301,808	69,494	232,314
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	5,429,076	9,100,888	(3,671,812)	13,060,531	14,440,337	(1,379,806)
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	442,874	137,451	305,423	544,617	134,006	410,611
ING American Funds Growth Portfolio	59,295,246	17,965,648	41,329,598	75,588,327	15,707,624	59,880,703
ING American Funds Growth-Income Portfolio	42,562,659	13,697,586	28,865,073	56,799,845	10,075,723	46,724,122
ING American Funds International Portfolio	28,088,372	8,497,193	19,591,179	26,252,480	6,740,245	19,512,235
ING Capital Guardian Small/Mid Cap Portfolio - Service Class	4,249,345	7,814,336	(3,564,991)	9,459,624	11,003,388	(1,543,764)
ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class	222,617	93,539	129,078	343,922	71,576	272,346
ING Capital Guardian U.S. Equities Portfolio - Service Class	7,069,154	14,248,809	(7,179,655)	22,692,356	18,431,317	4,261,039
ING Capital Guardian U.S. Equities Portfolio - Service 2 Class	138,587	84,342	54,245	288,524	91,322	197,202
ING Eagle Asset Capital Appreciation Portfolio - Service Class	1,879,180	3,582,416	(1,703,236)	2,786,084	3,577,865	(791,781)
ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class	117,387	10,780	106,607	74,900	18,648	56,252
ING Evergreen Health Sciences Portfolio - Class S	231,098	507,872	(276,774)	579,944	303,171	276,773
ING Evergreen Health Sciences Portfolio - Service 2 Class	15,891,574	3,894,545	11,997,029	6,228,198	3,256,326	2,971,872
ING Evergreen Omega Portfolio - Class A	72,055	11,344	60,711	37,746	7,391	30,355
ING Evergreen Omega Portfolio - Service Class	708,163	250,143	458,020	360,779	70,644	290,135
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	30,527,591	9,296,683	21,230,908	10,437,113	5,910,228	4,526,885
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	1,231,833	120,363	1,111,470	410,416	47,280	363,136
ING FMR^{SM} Earnings Growth Portfolio - Service Class	1,051,953	172,423	879,530	—	—	—

167

| | Year ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING FMR[SM] Earnings Growth Portfolio - Service 2 Class	1,488	3	1,485	—	—	—
ING Global Resources Portfolio - Service Class	10,730,996	6,150,842	4,580,154	8,858,384	6,870,066	1,988,318
ING Global Resources Portfolio - Service 2 Class	646,766	132,076	514,690	554,121	72,967	481,154
ING Goldman Sachs Tollkeeper[SM] Portfolio - Service Class	5,495,073	4,889,920	605,153	6,188,180	4,839,831	1,348,349
ING Goldman Sachs Tollkeeper[SM] Portfolio - Service 2 Class	173,894	61,396	112,498	180,026	77,669	102,357
ING International Portfolio - Service Class	2,549,823	5,429,669	(2,879,846)	11,054,022	11,852,585	(798,563)
ING International Portfolio - Service 2 Class	119,818	92,328	27,490	309,609	64,971	244,638
ING Janus Contrarian Portfolio - Service Class	4,241,994	3,657,073	584,921	3,756,173	3,411,660	344,513
ING Janus Contrarian Portfolio - Service 2 Class	143,757	54,837	88,920	99,416	20,158	79,258
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	17,910,344	10,232,722	7,677,622	12,456,786	9,987,288	2,469,498
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	700,161	112,990	587,171	395,322	68,567	326,755
ING JPMorgan Small Cap Equity Portfolio - Service Class	7,175,568	5,062,408	2,113,160	11,358,419	5,293,354	6,065,065
ING JPMorgan Small Cap Equity Portfolio - Service 2 Class	1,308,640	347,323	961,317	1,530,599	236,392	1,294,207
ING JPMorgan Value Opportunities Portfolio - Service Class	4,685,518	842,360	3,843,158	—	—	—
ING JPMorgan Value Opportunities Portfolio - Service 2 Class	92,332	10,836	81,496	—	—	—
ING Julius Baer Foreign Portfolio - Service Class	18,368,360	7,737,447	10,630,913	17,924,576	6,065,652	11,858,924
ING Julius Baer Foreign Portfolio - Service 2 Class	1,585,471	238,183	1,347,288	1,127,353	85,637	1,041,716
ING Legg Mason Value Portfolio - Service Class	17,985,946	8,070,324	9,915,622	12,506,118	8,611,957	3,894,161
ING Legg Mason Value Portfolio - Service 2 Class	1,344,231	309,515	1,034,716	688,527	218,299	470,228
ING LifeStyle Aggressive Growth Portfolio - Service 1 Class	43,662,395	5,960,457	37,701,938	21,033,612	1,931,339	19,102,273
ING LifeStyle Growth Portfolio - Service 1 Class	88,331,070	12,809,161	75,521,909	47,731,376	4,965,325	42,766,051
ING LifeStyle Moderate Growth Portfolio - Service 1 Class	84,322,770	16,225,609	68,097,161	23,846,235	4,237,375	19,608,860
ING LifeStyle Moderate Portfolio - Service 1 Class	38,129,042	11,435,854	26,693,188	47,027,641	5,538,710	41,488,931
ING Limited Maturity Bond Portfolio - Service Class	624,188	5,068,802	(4,444,614)	3,951,500	12,903,915	(8,952,415)
ING Liquid Assets Portfolio - Service Class	175,941,201	178,580,084	(2,638,883)	216,515,479	224,353,188	(7,837,709)
ING Liquid Assets Portfolio - Service 2 Class	6,250,141	6,077,386	172,755	4,879,503	4,398,971	480,532
ING Lord Abbett Affiliated Portfolio - Service Class	920,776	3,051,438	(2,130,662)	3,755,224	3,916,972	(161,748)
ING Lord Abbett Affiliated Portfolio - Service 2 Class	78,091	14,067	64,024	95,637	32,657	62,980
ING MarketPro Portfolio - Class S	236,115	8,485	227,630	—	—	—

168

| | Year ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING MarketPro Portfolio - Class S2	6,663	1	6,662	—	—	—
ING MarketStyle Growth Portfolio - Class S	264,067	1,963	262,104	—	—	—
ING MarketStyle Moderate Growth Portfolio - Class S	321,247	4,166	317,081	—	—	—
ING MarketStyle Moderate Portfolio - Class S	97,937	7,182	90,755	—	—	—
ING Marsico Growth Portfolio - Service Class	10,898,721	13,893,057	(2,994,336)	12,587,344	15,715,894	(3,128,550)
ING Marsico Growth Portfolio - Service 2 Class	679,237	167,132	512,105	545,585	111,337	434,248
ING Marsico International Opportunities Portfolio - Service Class	11,705,929	1,700,931	10,004,998	—	—	—
ING Mercury Large Cap Growth Portfolio - Service Class	13,688,745	2,490,082	11,198,663	1,178,993	813,285	365,708
ING Mercury Large Cap Growth Portfolio - Service 2 Class	37,124	207,625	(170,501)	112,331	14,577	97,754
ING Mercury Large Cap Value Portfolio - Service Class	1,370,434	1,372,688	(2,254)	2,512,205	1,475,004	1,037,201
ING Mercury Large Cap Value Portfolio - Service 2 Class	94,360	39,368	54,992	125,017	16,039	108,978
ING MFS Mid Cap Growth Portfolio - Service Class	2,746,679	7,362,357	(4,615,678)	7,269,565	9,553,963	(2,284,398)
ING MFS Mid Cap Growth Portfolio - Service 2 Class	479,100	304,287	174,813	615,076	166,789	448,287
ING MFS Total Return Portfolio - Service Class	14,281,167	14,681,763	(400,596)	15,117,511	13,582,514	1,534,997
ING MFS Total Return Portfolio - Service 2 Class	1,582,004	406,333	1,175,671	1,686,186	260,363	1,425,823
ING MFS Utilities Portfolio - Service Class	19,049,447	5,759,691	13,289,756	—	—	—
ING Oppenheimer Main Street Portfolio® - Service Class	2,735,734	5,499,058	(2,763,324)	3,398,796	6,443,036	(3,044,240)
ING Oppenheimer Main Street Portfolio® - Service 2 Class	133,957	16,971	116,986	97,762	43,594	54,168
ING PIMCO Core Bond Portfolio - Service Class	20,698,298	18,013,267	2,685,031	26,660,244	22,711,549	3,948,695
ING PIMCO Core Bond Portfolio - Service 2 Class	1,225,030	478,371	746,659	1,674,344	660,365	1,013,979
ING PIMCO High Yield Portfolio - Service Class	27,512,412	31,735,812	(4,223,400)	85,351,103	24,705,684	60,645,419
ING Pioneer Fund Portfolio - Service Class	8,030,129	522,826	7,507,303	—	—	—
ING Pioneer Mid Cap Value Portfolio - Service Class	60,393,735	5,845,027	54,548,708	—	—	—
ING Salomon Brothers All Cap Portfolio - Service Class	3,564,272	8,930,797	(5,366,525)	11,637,087	13,216,432	(1,579,345)
ING Salomon Brothers All Cap Portfolio - Service 2 Class	653,442	147,403	506,039	740,039	97,133	642,906
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	21,863,165	11,043,287	10,819,878	2,706,534	324,111	2,382,423
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	3,194,942	580,055	2,614,887	19,311,344	11,231,852	8,079,492
ING T. Rowe Price Equity Income Portfolio - Service Class	9,056,232	7,911,681	1,144,551	16,345,689	9,114,667	7,231,022
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	1,003,481	362,426	641,055	1,066,058	234,653	831,405

169

| | **Year ended December 31** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Templeton Global Growth Portfolio - Service Class	3,171,227	4,923,296	(1,752,069)	6,322,929	6,348,593	(25,664)
ING Templeton Global Growth Portfolio - Service 2 Class	151,426	50,197	101,229	211,856	36,460	175,396
ING UBS U.S. Allocation Portfolio - Service Class	3,638,764	2,825,084	813,680	5,674,595	2,707,870	2,966,725
ING UBS U.S. Allocation Portfolio - Service 2 Class	161,091	40,679	120,412	198,541	15,839	182,702
ING Van Kampen Equity Growth Portfolio - Service Class	2,785,970	1,445,052	1,340,918	1,729,498	845,176	884,322
ING Van Kampen Equity Growth Portfolio - Service 2 Class	248,184	107,637	140,547	439,989	136,842	303,147
ING Van Kampen Global Franchise Portfolio - Service Class	11,864,031	5,241,070	6,622,961	7,748,385	3,378,092	4,370,293
ING Van Kampen Global Franchise Portfolio - Service 2 Class	2,185,511	383,305	1,802,206	2,168,072	282,709	1,885,363
ING Van Kampen Growth and Income Portfolio - Service Class	7,078,272	8,177,220	(1,098,948)	6,481,973	7,172,507	(690,534)
ING Van Kampen Growth and Income Portfolio - Service 2 Class	1,794,072	760,440	1,033,632	2,389,262	386,619	2,002,643
ING Van Kampen Real Estate Portfolio - Service Class	6,653,017	4,766,940	1,886,077	7,329,250	4,869,555	2,459,695
ING Van Kampen Real Estate Portfolio - Service 2 Class	829,680	268,281	561,399	685,644	124,055	561,589
ING VP Index Plus International Equity Portfolio - Service Class	23,254	40	23,214	—	—	—
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	1,229,678	3,470,713	(2,241,035)	2,320,241	4,888,803	(2,568,562)
ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class	79,055	29,551	49,504	136,480	25,675	110,805
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	7,467	200	7,267	—	—	—
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Service Class	29,730	29,336	394	35,106	14,339	20,767
ING American Century Select Portfolio - Initial Class	69,190	19,592	49,598	—	—	—
ING American Century Select Portfolio - Service Class	8,622	32,275	(23,653)	15,857	1,079	14,778
ING American Century Small Cap Value Portfolio - Service Class	10,567	6,109	4,458	20,365	6,495	13,870
ING Baron Small Cap Growth Portfolio - Service Class	7,375,923	1,535,196	5,840,727	122,116	112,110	10,006
ING Davis Venture Value Portfolio - Service Class	160,211	18,573	141,638	41,331	28,946	12,385
ING Fundamental Research Portfolio - Service Class	217,692	147,443	70,249	—	—	—
ING Goldman Sachs® Capital Growth Portfolio - Service Class	772	488	284	715	—	715
ING JPMorgan Fleming International Portfolio - Service Class	6,588,352	4,883,333	1,705,019	8,455,184	4,513,734	3,941,450
ING JPMorgan Mid Cap Value Portfolio - Service Class	792,385	634,624	157,761	1,381,958	333,892	1,048,066
ING MFS Capital Opportunities Portfolio - Initial Class	53,415	118,753	(65,338)	202,727	137,202	65,525
ING MFS Capital Opportunities Portfolio - Service Class	2,464	17,682	(15,218)	5,806	6,275	(469)

170

| | Year ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING OpCap Balanced Value Portfolio - Service Class	27,325	31,601	(4,276)	83,481	35,307	48,174
ING Oppenheimer Global Portfolio - Initial Class	1,810,514	287,102	1,523,412	—	—	—
ING Oppenheimer Global Portfolio - Service Class	3,471,218	1,150,262	2,320,956	207,068	103,498	103,570
ING Oppenheimer Strategic Income Portfolio - Service Class	359,797	53,782	306,015	—	—	—
ING PIMCO Total Return Portfolio - Service Class	119,034	62,750	56,284	128,481	113,217	15,264
ING Salomon Brothers Aggressive Growth Portfolio - Service Class	5,110,242	2,613,391	2,496,851	12,566,803	4,119,061	8,447,742
ING Solution 2015 Portfolio - Service Class	33,901	5	33,896	—	—	—
ING Solution 2025 Portfolio - Service Class	4,316	(2)	4,318	—	—	—
ING Solution 2035 Portfolio - Service Class	1,745	(1)	1,746	—	—	—
ING Solution 2045 Portfolio - Service Class	429	—	429	—	—	—
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	24,464	11,127	13,337	17,410	24,171	(6,761)
ING T. Rowe Price Growth Equity Portfolio - Service Class	89,318	75,308	14,010	91,968	53,555	38,413
ING UBS U.S. Large Cap Equity Portfolio - Service Class	957,529	390,478	567,051	74,372	24,008	50,364
ING Van Kampen Comstock Portfolio - Service Class	7,275,717	1,892,811	5,382,906	5,849,429	856,698	4,992,731
ING Van Kampen Equity and Income Portfolio - Initial Class	436,071	55,877	380,194	—	—	—
ING Van Kampen Equity and Income Portfolio - Service Class	3,481,849	382,199	3,099,650	15,430	1,653	13,777
ING Strategic Allocation Portfolio, Inc.:						
ING VP Strategic Allocation Balanced Portfolio - Class S	26,074	1,050	25,024	—	—	—
ING VP Strategic Allocation Growth Portfolio - Class S	1,844	—	1,844	—	—	—
ING VP Strategic Allocation Income Portfolio - Class S	8,819	35	8,784	—	—	—
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class S	96,798	58,374	38,424	66,391	70,531	(4,140)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 1	578,562	4,623,121	(4,044,559)	786,470	5,870,005	(5,083,535)
ING GET U.S. Core Portfolio - Series 2	501,114	2,592,289	(2,091,175)	284,401	5,831,059	(5,546,658)
ING GET U.S. Core Portfolio - Series 3	684,391	4,964,383	(4,279,992)	17,473,102	4,327,611	13,145,491
ING GET U.S. Core Portfolio - Series 4	107,956	1,582,525	(1,474,569)	8,890,302	1,510,553	7,379,749
ING GET U.S. Core Portfolio - Series 5	129,656	720,896	(591,240)	9,976,793	5,856,100	4,120,693
ING GET U.S. Core Portfolio - Series 6	234,999	2,053,476	(1,818,477)	6,067,558	75,852	5,991,706

171

| | Year ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Insurance Trust (continued):						
ING GET U.S. Core Portfolio - Series 7	5,000,690	1,451,611	3,549,079	149,001	22,160	126,841
ING GET U.S. Core Portfolio - Series 8	1,802,235	297,744	1,504,491	—	—	—
ING GET U.S. Core Portfolio - Series 9	1,760,186	103,702	1,656,484	—	—	—
ING GET U.S. Core Portfolio - Series 10	1,339,114	84,264	1,254,850	—	—	—
ING GET U.S. Core Portfolio - Series 11	148,056	(19)	148,075	—	—	—
ING VP Global Equity Dividend Portfolio	2,563,360	2,236,177	327,183	2,944,895	2,672,560	272,335
ING Variable Portfolios, Inc.:						
ING VP Global Science and Technology Portfolio - Class S	9,686	3,591	6,095	—	—	—
ING VP Growth Portfolio - Class S	2,650	12,582	(9,932)	5,702	2,129	3,573
ING VP Index Plus LargeCap Portfolio - Class S	10,345,736	6,247,793	4,097,943	11,303,638	4,802,284	6,501,354
ING VP Index Plus MidCap Portfolio - Class S	10,803,267	3,498,804	7,304,463	6,090,329	1,341,734	4,748,595
ING VP Index Plus SmallCap Portfolio - Class S	9,258,264	3,576,367	5,681,897	5,631,848	1,665,934	3,965,914
ING VP International Equity Portfolio - Class S	38,011	34,478	3,533	37,775	34,058	3,717
ING VP Small Company Portfolio - Class S	15,698	22,815	(7,117)	49,441	29,684	19,757
ING VP Value Opportunity Portfolio - Class S	2,687,188	150,832	2,536,356	209,354	103,472	105,882
ING Variable Products Trust:						
ING VP Convertible Portfolio - Class S	148,922	190,809	(41,887)	536,900	176,656	360,244
ING VP Financial Services Portfolio - Class S	6,674,847	1,462,352	5,212,495	2,485,809	1,198,601	1,287,208
ING VP International Value Portfolio - Class S	152,543	47,272	105,271	87,388	41,378	46,010
ING VP LargeCap Growth Portfolio - Class S	13,668	32,795	(19,127)	4,910	36,841	(31,931)
ING VP MagnaCap Portfolio - Class S	240,822	3,276,502	(3,035,680)	923,075	920,327	2,748
ING VP MidCap Opportunities Portfolio - Class S	604,241	1,026,967	(422,726)	5,874,890	1,621,167	4,253,723
ING VP Real Estate Portfolio - Class S	64,645	10,400	54,245	—	—	—
ING VP SmallCap Opportunities Portfolio - Class S	4,604,657	4,504,172	100,485	6,848,247	5,962,973	885,274
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class S	81,935	86,059	(4,124)	195,990	46,898	149,092
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class S	17,698,479	9,364,410	8,334,069	22,505,906	11,088,382	11,417,524

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Service Shares	7,245	388,277	(381,032)	64,028	110,191	(46,163)
Janus Aspen Series Flexible Income Portfolio - Service Shares	38,544	191,907	(153,363)	65,161	76,872	(11,711)
Janus Aspen Series Growth Portfolio - Service Shares	674	75,622	(74,948)	9,439	37,825	(28,386)
Janus Aspen Series Worldwide Growth Portfolio - Service Shares	63,221	823,246	(760,025)	195,914	292,022	(96,108)
Liberty Variable Insurance Trust:						
Colonial Small Cap Value Fund VS Class B	11,877,635	5,662,360	6,215,275	15,593,700	4,114,890	11,478,810
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities Fund/VA - Service Class	32,543	587,569	(555,026)	408,821	110,335	298,486
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	5,337		5,337	—	—	—
Oppenheimer Strategic Bond Fund/VA - Service Class	40,902	164,461	(123,559)	141,292	78,096	63,196
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Admin Class	43,875	8,815	35,060	—	—	—
PIMCO StocksPLUS® Growth and Income Admin Class	317,199	3,280,457	(2,963,258)	600,739	3,897,527	(3,296,788)
Pioneer Variable Contracts Trust:						
Pioneer Equity-Income VCT Portfolio - Class II	167,055	34,869	132,186	73,687	33,357	40,330
Pioneer Fund VCT Portfolio - Class II	1,342,031	9,824,679	(8,482,648)	5,213,322	3,657,765	1,555,557
Pioneer Mid Cap Value VCT Portfolio - Class II	7,118,405	39,402,465	(32,284,060)	26,376,159	9,240,635	17,135,524
Pioneer Small Company VCT Portfolio - Class II	112,907	206,435	(93,528)	354,116	275,573	78,543
ProFunds VP:						
ProFund VP Bull	26,616,646	30,327,167	(3,710,521)	55,424,308	53,765,800	1,658,508
ProFund VP Europe 30	7,509,762	7,736,541	(226,779)	17,062,474	17,028,038	34,436
ProFund VP Rising Rates Opportunity	12,981,841	12,581,546	400,295	18,522,111	14,587,034	3,935,077
ProFund VP Small-Cap	22,187,234	24,957,651	(2,770,417)	46,946,165	46,811,229	134,936
Prudential Series Fund, Inc.:						
Jennison Portfolio - Class II	1,231,888	12,793,466	(11,561,578)	4,080,907	3,398,226	682,681
SP William Blair International Growth Portfolio - Class II	4,258,012	21,217,585	(16,959,573)	18,244,333	13,546,580	4,697,753

173

| | Year ended December 31 | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Putnam Variable Trust:						
Putnam VT Discovery Growth - Class IB Shares	16,034	379,009	(362,975)	43,907	83,771	(39,864)
Putnam VT Growth and Income Fund - Class IB Shares	47,588	371,840	(324,252)	94,075	108,126	(14,051)
Putnam VT International Growth and Income Fund - Class IB Shares	28,172	75,567	(47,395)	101,451	217,479	(116,028)
Steinroe Variable Investment Trust:						
Liberty Asset Allocation Fund Var. Series Class A	49	7,919	(7,870)	1,591	5,473	(3,882)
Liberty Equity Fund Var. Series Class A	90	73,013	(72,923)	1,173	9,294	(8,121)
Liberty Federal Securities Fund Var. Series Class A	—	577	(577)	3,053	2,920	133
Liberty Small Company Growth Fund Var. Series Class A	—	249	(249)	2,769	2,815	(46)
Travelers Series Fund, Inc.:						
Smith Barney High Income	279	5,577	(5,298)	45	4,554	(4,509)
Smith Barney International All Cap Growth	405	6,806	(6,401)	472	3,802	(3,330)
Smith Barney Large Cap Value SB	476	7,409	(6,933)	827	1,861	(1,034)
Smith Barney Money Market SB	52,473	53,543	(1,070)	19,938	20,966	(1,028)
UBS Series Trust:						
UBS U.S. Allocation Portfolio - Class I	7,977	602,603	(594,626)	201,093	117,357	83,736
Wells Fargo Advantage Variable Trust Fund:						
Wells Fargo Advantage Asset Allocation Fund	139,116	20,254	118,862	232,512	68,839	163,673
Wells Fargo Advantage C&B Large Cap Value Fund	37,285	6,914	30,371	21,154	3,142	18,012
Wells Fargo Advantage Equity Income Fund	21,079	12,838	8,241	97,629	23,264	74,365
Wells Fargo Advantage Large Company Growth Fund	89,173	17,825	71,348	239,082	24,349	214,733
Wells Fargo Advantage Money Market Fund	1,025,498	984,574	40,924	386,550	349,027	37,523
Wells Fargo Advantage Small Cap Growth Fund	17,919	2,680	15,239	48,232	1,003	47,229
Wells Fargo Advantage Total Return Bond Fund	105,607	18,034	87,573	60,711	14,118	46,593

174

7.   **Unit Summary**

Accumulation unit value information for units outstanding, by Contract type, as of December 31, 2005 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Leisure Fund - Series I Shares			
Contracts in accumulation period:			
Band 2	1,613.128	$ 11.84	$ 19,099
Band 4	10,114.492	11.73	118,643
Band 5	14,775.066	11.71	173,016
Band 6	512,777.475	11.66	5,978,985
Band 7	711,517.383	11.64	8,282,062
Band 8	160,751.425	11.60	1,864,717
Band 9	58,230.123	11.58	674,305
Band 10	507,068.458	11.55	5,856,641
Band 11	211,144.677	11.53	2,434,498
Band 12	203,280.642	11.51	2,339,760
Band 13	352,163.231	11.49	4,046,356
Band 14	615,019.314	11.45	7,041,971
Band 15	110,856.769	11.43	1,267,093
Band 16	21,425.000	11.38	243,817
Band 17	361,103.668	11.36	4,102,138
Band 18	7,021.591	11.34	79,625
Band 19	53,073.898	11.30	599,735
Band 20	422,848.865	11.47	4,850,076
Band 21	91,879.885	11.40	1,047,431
Band 26	26,507.556	11.86	314,380
Band 27	16,471.321	11.73	193,209
Band 28	908.117	11.66	10,589
Band 29	57,976.429	11.64	674,846
Band 30	21,520.593	11.51	247,702
Band 31	6,543.128	11.45	74,919
Band 32	12,291.589	11.32	139,141
Band 33	3,134.630	11.24	35,233
Band 34	7,036.862	11.18	78,672
Band 41	10,942.367	11.82	129,339
Band 42	3,120.659	11.77	36,730
Band 43	14,262.945	11.72	167,162
Band 44	6,223.807	10.54	65,599
Band 45	1,361.065	10.46	14,237
Band 46	58,365.323	9.97	581,902
Band 47	13,875.035	9.96	138,195
	4,687,206.516		$ 53,921,823

175

Division/Contract	Units	Unit Value		Extended Value	
Columbia Large Cap Growth Fund VS Class A					
Contracts in accumulation period:					
Band 6	3,423.391	$	10.53	$	36,048
Band 7	28,681.961		10.52		301,734
Band 8	6,145.507		10.51		64,589
Band 9	1,718.650		10.51		18,063
Band 11	2,377.978		10.50		24,969
Band 13	4,418.995		10.49		46,355
Band 14	2,263.373		10.48		23,720
	49,029.855			$	515,478

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	3,229.930	$ 12.00	$ 38,759
Band 4	216,278.744	14.42	3,118,739
Band 5	29,399.006	14.35	421,876
Band 6	2,397,303.766	11.97	28,695,726
Band 7	1,426,398.339	14.25	20,326,176
Band 8	1,060,073.551	11.96	12,678,480
Band 9	581,825.541	14.15	8,232,831
Band 10	2,071,944.273	12.38	25,650,670
Band 11	723,220.408	11.94	8,635,252
Band 12	200,748.985	11.94	2,396,943
Band 13	1,399,642.252	14.03	19,636,981
Band 14	1,295,393.778	11.93	15,454,048
Band 15	1,009,026.932	13.93	14,055,745
Band 16	139,672.194	11.91	1,663,496
Band 17	1,246,096.191	11.91	14,841,006
Band 18	21,331.397	11.91	254,057
Band 19	160,153.591	12.26	1,963,483
Band 20	778,454.365	12.34	9,606,127
Band 21	267,717.223	12.31	3,295,599
Band 26	713,742.521	14.57	10,399,229
Band 27	333,107.508	14.38	4,790,086
Band 28	64,722.391	14.28	924,236
Band 29	947,104.975	14.25	13,496,246
Band 30	445,887.174	14.06	6,269,174
Band 31	155,560.106	13.96	2,171,619
Band 32	96,178.396	13.78	1,325,338
Band 33	67,078.264	13.65	915,618
Band 34	78,955.156	13.56	1,070,632
Band 35	599,653.315	14.71	8,820,900
Band 36	88,132.180	14.57	1,284,086
Band 37	31,128.418	14.48	450,739
Band 38	381,888.230	15.29	5,839,071
Band 39	158,399.476	15.22	2,410,840
Band 40	33,320.244	15.16	505,135
Band 41	114,370.213	14.25	1,629,776
Band 42	40,705.386	14.19	577,609
Band 43	185,650.106	14.14	2,625,093
Band 44	14,663.483	12.54	183,880
Band 45	43,972.600	12.41	545,700
Band 46	707,167.259	11.90	8,415,290
Band 47	196,053.610	11.89	2,331,077
	20,525,351.477		$ 267,947,368

177

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	11,489.595	$ 11.68	$ 134,198
Band 3	453.481	11.49	5,211
Band 4	100,394.976	11.55	1,159,562
Band 5	116,754.062	11.52	1,345,007
Band 6	3,467,553.163	11.47	39,772,835
Band 7	2,766,837.750	11.44	31,652,624
Band 8	855,633.740	11.39	9,745,668
Band 9	402,954.117	11.36	4,577,559
Band 10	2,083,613.147	11.34	23,628,173
Band 11	1,094,675.897	11.31	12,380,784
Band 12	739,319.099	11.29	8,346,913
Band 13	1,488,441.469	11.26	16,759,851
Band 14	3,041,474.748	11.21	34,094,932
Band 15	547,232.827	11.18	6,118,063
Band 16	65,481.055	11.13	728,804
Band 17	1,696,647.986	11.11	18,849,759
Band 18	106,701.337	11.08	1,182,251
Band 19	302,405.188	11.03	3,335,529
Band 20	2,040,316.407	11.24	22,933,156
Band 21	334,161.116	11.16	3,729,238
Band 25	16,951.303	11.73	198,839
Band 26	514,373.687	11.70	6,018,172
Band 27	161,495.320	11.54	1,863,656
Band 28	35,874.479	11.47	411,480
Band 29	505,608.511	11.44	5,784,161
Band 30	315,015.116	11.29	3,556,521
Band 31	139,708.710	11.21	1,566,135
Band 32	54,177.526	11.06	599,203
Band 33	57,602.622	10.96	631,325
Band 34	39,716.131	10.89	432,509
Band 35	339,022.961	11.81	4,003,861
Band 36	23,279.614	11.70	272,371
Band 37	23,542.095	11.62	273,559
Band 38	178,303.403	13.50	2,407,096
Band 39	23,550.717	13.44	316,522
Band 40	15,095.390	13.39	202,127
Band 41	58,414.453	12.73	743,616
Band 42	26,360.436	12.67	333,987
Band 43	125,084.979	12.62	1,578,572
Band 44	18,476.541	11.21	207,122
Band 45	11,685.221	11.11	129,823
Band 46	324,507.867	10.50	3,407,333
Band 47	112,202.132	10.48	1,175,878
	24,382,590.374		$ 276,593,985

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	8,685.305	$ 8.97	$ 77,907
Band 3	5,407.794	8.83	47,751
Band 4	48,364.596	8.87	428,994
Band 5	88,211.899	8.85	780,675
Band 6	3,500,743.238	8.81	30,841,548
Band 7	3,713,332.923	8.79	32,640,196
Band 8	371,657.054	8.75	3,251,999
Band 9	228,336.872	8.73	1,993,381
Band 10	1,996,817.800	8.71	17,392,283
Band 11	1,376,665.665	8.69	11,963,225
Band 12	842,175.847	8.67	7,301,665
Band 13	1,496,885.097	8.65	12,948,056
Band 14	3,791,709.925	8.61	32,646,622
Band 15	205,824.729	8.59	1,768,034
Band 16	91,738.619	8.55	784,365
Band 17	1,372,717.222	8.53	11,709,278
Band 18	146,937.067	8.51	1,250,434
Band 19	231,215.966	8.48	1,960,711
Band 20	2,455,544.778	8.63	21,191,351
Band 21	401,393.480	8.57	3,439,942
Band 25	38,625.109	9.01	348,012
Band 26	279,402.067	8.99	2,511,825
Band 27	62,774.280	8.87	556,808
Band 28	23,437.350	8.81	206,483
Band 29	210,367.352	8.79	1,849,129
Band 30	112,884.058	8.67	978,705
Band 31	135,507.189	8.61	1,166,717
Band 32	30,500.160	8.50	259,251
Band 33	19,757.879	8.42	166,361
Band 34	19,240.834	8.36	160,853
Band 35	171,396.754	9.07	1,554,569
Band 36	4,231.040	8.99	38,037
Band 37	852.907	8.93	7,616
Band 38	39,952.013	12.42	496,204
Band 39	8,712.544	12.36	107,687
Band 40	2,154.128	12.31	26,517
Band 41	6,254.418	11.33	70,863
Band 42	11,092.113	11.28	125,119
Band 43	8,584.926	11.24	96,495
Band 44	250.768	10.55	2,646
Band 45	523.611	10.35	5,419
Band 46	69,320.332	10.44	723,704
Band 47	11,600.745	10.43	120,996
	23,641,788.453		$ 205,998,433

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Overseas Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 35	11,051.681	$ 14.85	$ 164,117
Band 36	797.553	14.73	11,748
Band 37	78.919	14.64	1,155
Band 38	12,346.742	16.63	205,326
Band 39	3,460.350	16.54	57,234
Band 40	646.542	16.48	10,655
	28,381.787		$ 450,235
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Band 35	65,723.853	$ 15.63	$ 1,027,264
Band 36	12,027.090	15.50	186,420
Band 37	11,320.666	15.41	174,451
Band 38	36,875.853	16.08	592,964
Band 39	18,532.569	16.01	296,706
Band 40	7,663.386	15.95	122,231
	152,143.417		$ 2,400,036
Appreciation Portfolio			
Contracts in accumulation period:			
Band 22	277.138	$ 19.08	$ 5,288
Band 23	24,850.364	18.81	467,435
	25,127.502		$ 472,723
ING GET Fund - Series N			
Contracts in accumulation period:			
Band 26	159,542.538	$ 10.47	$ 1,670,410
Band 27	101,088.459	10.33	1,044,244
Band 28	107,070.910	10.26	1,098,548
Band 29	469,360.490	10.23	4,801,558
Band 30	330,764.389	10.09	3,337,413
Band 31	249,839.151	10.02	2,503,388
	1,417,665.937		$ 14,455,561

180

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING GET Fund - Series P					
Contracts in accumulation period:					
Band 9	17,133.365	$	9.96	$	170,648
Band 13	13,313.313		9.87		131,402
Band 15	6,556.215		9.81		64,316
Band 26	756,411.810		10.24		7,745,657
Band 27	589,601.723		10.11		5,960,873
Band 28	217,057.800		10.04		2,179,260
Band 29	2,193,976.332		10.02		21,983,643
Band 30	1,899,997.124		9.89		18,790,972
Band 31	969,291.671		9.83		9,528,137
	6,663,339.353			$	66,554,908
ING GET Fund - Series Q					
Contracts in accumulation period:					
Band 9	429,147.023	$	10.25	$	4,398,757
Band 13	167,039.268		10.16		1,697,119
Band 15	71,930.961		10.10		726,503
Band 26	987,110.131		10.52		10,384,399
Band 27	939,545.962		10.39		9,761,883
Band 28	261,017.877		10.33		2,696,315
Band 29	2,246,947.988		10.31		23,166,034
Band 30	1,835,186.407		10.18		18,682,198
Band 31	886,911.308		10.12		8,975,542
Band 32	26,006.613		10.00		260,066
	7,850,843.538			$	80,748,816
ING GET Fund - Series R					
Contracts in accumulation period:					
Band 9	396,085.472	$	10.49	$	4,154,937
Band 13	269,727.650		10.41		2,807,865
Band 15	109,212.843		10.35		1,130,353
Band 26	1,068,914.940		10.75		11,490,836
Band 27	602,326.388		10.63		6,402,730
Band 28	283,403.051		10.57		2,995,570
Band 29	2,261,006.958		10.55		23,853,623
Band 30	1,918,808.334		10.43		20,013,171
Band 31	895,310.961		10.37		9,284,375
Band 32	51,054.917		10.25		523,313
Band 33	34,381.649		10.18		350,005
Band 34	25,844.297		10.12		261,544
Band 35	12,352.458		10.84		133,901
Band 36	3,805.853		10.76		40,951
	7,932,235.771			$	83,443,174

Division/Contract	Units	Unit Value		Extended Value
ING GET Fund - Series S				
Contracts in accumulation period:				
Band 9	845,455.050	$	10.43	$ 8,818,096
Band 13	438,770.404		10.35	4,541,274
Band 15	240,272.994		10.30	2,474,812
Band 26	1,330,838.918		10.67	14,200,051
Band 27	563,746.734		10.56	5,953,166
Band 28	150,546.483		10.50	1,580,738
Band 29	2,741,518.964		10.48	28,731,119
Band 30	1,866,281.622		10.37	19,353,340
Band 31	963,848.617		10.31	9,937,279
Band 32	76,465.881		10.21	780,717
Band 33	10,050.256		10.14	101,910
Band 34	6,200.139		10.08	62,497
Band 35	14,728.735		10.75	158,334
Band 36	4,788.679		10.68	51,143
	9,253,513.476			$ 96,744,476
ING GET Fund - Series T				
Contracts in accumulation period:				
Band 6	35,571.839	$	10.50	$ 373,504
Band 9	1,291,859.186		10.43	13,474,091
Band 10	9,427.606		10.41	98,141
Band 12	68,527.355		10.38	711,314
Band 13	221,140.524		10.36	2,291,016
Band 15	729,393.503		10.31	7,520,047
Band 20	54,929.569		10.34	567,972
Band 26	1,097,903.809		10.66	11,703,655
Band 27	644,872.300		10.55	6,803,403
Band 28	213,538.590		10.50	2,242,155
Band 29	2,720,894.490		10.48	28,514,974
Band 30	1,618,916.788		10.38	16,804,356
Band 31	1,063,165.067		10.32	10,971,863
Band 32	105,750.563		10.23	1,081,828
Band 33	32,124.799		10.16	326,388
Band 34	41,867.773		10.11	423,283
Band 35	47,286.257		10.73	507,382
Band 36	1,388.814		10.66	14,805
	9,998,558.832			$ 104,430,177

Division/Contract	Units	Unit Value		Extended Value
ING GET Fund - Series U				
Contracts in accumulation period:				
Band 6	136,119.627	$ 10.65	$	1,449,674
Band 9	1,221,833.370	10.58		12,926,997
Band 10	6,307.562	10.57		66,671
Band 12	17,313.101	10.53		182,307
Band 13	389,647.739	10.52		4,099,094
Band 15	380,900.392	10.47		3,988,027
Band 20	173,578.714	10.50		1,822,577
Band 26	1,235,597.261	10.80		13,344,450
Band 27	461,547.638	10.70		4,938,560
Band 28	341,904.540	10.65		3,641,283
Band 29	2,652,088.350	10.63		28,191,699
Band 30	1,313,295.496	10.53		13,829,002
Band 31	838,967.135	10.48		8,792,376
Band 32	907,793.867	10.39		9,431,978
Band 33	599,060.469	10.33		6,188,295
Band 34	326,151.821	10.28		3,352,841
Band 35	140,973.619	10.86		1,530,974
Band 36	6,031.250	10.80		65,138
	11,149,111.951		$	117,841,943
ING GET Fund - Series V				
Contracts in accumulation period:				
Band 6	210,385.252	$ 9.67	$	2,034,425
Band 7	2,627.531	9.66		25,382
Band 9	1,827,840.729	9.62		17,583,828
Band 10	46,504.793	9.60		446,446
Band 12	25,484.801	9.58		244,144
Band 13	467,187.049	9.56		4,466,308
Band 14	1,043.499	9.53		9,945
Band 15	719,486.350	9.52		6,849,510
Band 17	63,568.538	9.48		602,630
Band 19	7,039.753	9.44		66,455
Band 20	81,269.943	9.55		776,128
Band 26	2,261,654.389	9.79		22,141,596
Band 27	712,270.538	9.71		6,916,147
Band 28	430,348.051	9.67		4,161,466
Band 29	4,938,237.405	9.65		47,653,991
Band 30	2,714,873.827	9.57		25,981,343
Band 31	1,433,312.532	9.53		13,659,468
Band 32	1,234,336.820	9.46		11,676,826
Band 33	434,249.229	9.40		4,081,943
Band 34	433,448.247	9.36		4,057,076
Band 35	440,787.490	9.85		4,341,757
Band 36	16,456.666	9.80		161,275
	18,502,413.432		$	177,938,089

183

Division/Contract	Units	Unit Value		Extended Value	

ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
Contracts in accumulation period:

Division/Contract	Units	Unit Value		Extended Value	
Band 1	177.906	$	21.90	$	3,896
Band 2	93,525.448		21.48		2,008,927
Band 3	3,863.260		20.75		80,163
Band 4	181,709.282		20.96		3,808,627
Band 5	135,006.837		20.85		2,814,893
Band 6	4,042,404.667		20.65		83,475,656
Band 7	2,359,894.643		20.55		48,495,835
Band 8	2,963,804.358		20.35		60,313,419
Band 9	462,508.018		20.25		9,365,787
Band 10	1,035,547.907		20.15		20,866,290
Band 11	4,273,090.442		20.05		85,675,463
Band 12	742,573.585		19.95		14,814,343
Band 13	1,600,667.396		19.85		31,773,248
Band 14	2,645,180.877		19.65		51,977,804
Band 15	189,423.568		19.56		3,705,125
Band 16	59,301.115		19.36		1,148,070
Band 17	904,258.170		19.27		17,425,055
Band 18	57,444.214		19.17		1,101,206
Band 19	138,047.009		18.98		2,620,132
Band 20	865,640.233		19.75		17,096,395
Band 21	116,760.854		19.46		2,272,166
Band 25	70,568.128		21.69		1,530,623
Band 26	20,678.028		12.68		262,197
Band 27	2,420.690		12.65		30,622
Band 28	1,571.435		12.64		19,863
Band 29	14,370.204		12.63		181,496
Band 30	10,018.375		12.61		126,332
Band 31	5,547.225		12.59		69,840
Band 32	547.217		12.57		6,879
Band 33	131.002		12.55		1,644
Band 34	636.799		12.54		7,985
Band 41	484.846		12.61		6,114
Band 43	861.052		12.58		10,832
Band 44	160.434		12.54		2,012
Band 45	406.753		12.53		5,097
Band 46	226,056.478		10.60		2,396,199
Band 47	50,678.644		10.58		536,180
	23,275,967.099			$	466,036,415

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	199,103.118	$ 21.29	$ 4,238,905
Band 7	1,216.499	21.26	25,863
Band 8	68.286	21.19	1,447
Band 10	65,992.610	21.12	1,393,764
Band 11	3,632.877	21.08	76,581
Band 12	45,802.499	21.05	964,143
Band 13	2,173.323	10.63	23,102
Band 14	60,933.981	11.30	688,554
Band 15	143,830.182	11.29	1,623,843
Band 17	52,096.915	11.26	586,611
Band 20	324,312.574	20.98	6,804,078
Band 46	86,656.219	10.58	916,823
	985,819.083		$ 17,343,714

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth Portfolio			
Contracts in accumulation period:			
Band 2	61,321.709	$ 13.68	$ 838,881
Band 4	815,396.590	13.60	11,089,394
Band 5	200,616.788	13.58	2,724,376
Band 6	15,583,944.165	13.55	211,162,443
Band 7	11,085,752.402	13.53	149,990,230
Band 8	4,655,665.232	13.50	62,851,481
Band 9	1,793,081.345	13.49	24,188,667
Band 10	12,968,061.706	13.47	174,679,791
Band 11	4,743,151.691	13.45	63,795,390
Band 12	1,942,130.292	13.44	26,102,231
Band 13	5,322,761.133	13.42	71,431,454
Band 14	14,220,294.864	13.39	190,409,748
Band 15	5,632,391.605	13.37	75,305,076
Band 16	429,579.758	13.34	5,730,594
Band 17	11,750,243.521	13.33	156,630,746
Band 18	129,594.540	13.31	1,724,903
Band 19	1,003,517.811	13.28	13,326,717
Band 20	10,461,932.446	13.41	140,294,514
Band 21	1,056,006.194	13.36	14,108,243
Band 26	946,920.306	13.69	12,963,339
Band 27	331,204.920	13.60	4,504,387
Band 28	64,304.295	13.55	871,323
Band 29	1,198,711.548	13.53	16,218,567
Band 30	479,942.871	13.44	6,450,432
Band 31	361,680.375	13.39	4,842,900
Band 32	169,061.980	13.30	2,248,524
Band 33	88,595.285	13.23	1,172,116
Band 34	259,478.025	13.19	3,422,515
Band 35	16,580.042	10.60	175,748
Band 36	7,839.668	10.59	83,022
Band 37	25,553.296	13.65	348,802
Band 38	3,136.517	10.59	33,216
Band 39	1,961.832	10.58	20,756
Band 40	1,757.869	10.57	18,581
Band 41	197,572.801	13.44	2,655,378
Band 42	120,935.441	13.38	1,618,116
Band 43	412,064.226	13.33	5,492,816
Band 44	38,775.507	12.13	470,347
Band 45	116,702.307	11.99	1,399,261
Band 46	4,335,431.040	11.57	50,160,937
Band 47	474,730.835	11.56	5,487,888
	113,508,384.778		$ 1,517,043,850

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth-Income Portfolio			
Contracts in accumulation period:			
Band 2	51,656.786	$ 12.47	$ 644,160
Band 4	1,000,253.750	12.40	12,403,147
Band 5	114,494.645	12.38	1,417,444
Band 6	10,360,814.789	12.35	127,956,063
Band 7	7,690,239.738	12.34	94,897,558
Band 8	3,854,889.222	12.31	47,453,686
Band 9	1,800,496.135	12.29	22,128,098
Band 10	8,805,370.931	12.28	108,129,955
Band 11	3,656,691.421	12.26	44,831,037
Band 12	1,473,385.425	12.25	18,048,971
Band 13	3,869,182.199	12.24	47,358,790
Band 14	11,024,052.362	12.21	134,603,679
Band 15	4,607,965.579	12.19	56,171,100
Band 16	262,053.706	12.16	3,186,573
Band 17	9,007,688.637	12.15	109,443,417
Band 18	28,058.485	12.13	340,349
Band 19	845,511.457	12.11	10,239,144
Band 20	7,151,072.993	12.22	87,386,112
Band 21	1,005,589.643	12.18	12,248,082
Band 26	811,729.294	12.48	10,130,382
Band 27	384,894.844	12.40	4,772,696
Band 28	99,354.506	12.35	1,227,028
Band 29	1,103,899.754	12.34	13,622,123
Band 30	521,149.332	12.25	6,384,079
Band 31	259,405.690	12.21	3,167,343
Band 32	204,301.961	12.12	2,476,140
Band 33	90,346.741	12.06	1,089,582
Band 34	237,979.660	12.02	2,860,516
Band 35	17,019.805	10.13	172,411
Band 36	5,046.129	10.12	51,067
Band 37	7,932.654	12.44	98,682
Band 38	3,376.956	10.12	34,175
Band 40	693.971	10.10	7,009
Band 41	186,130.279	12.25	2,280,096
Band 42	107,392.772	12.19	1,309,118
Band 43	391,061.617	12.15	4,751,399
Band 44	46,386.239	10.98	509,321
Band 45	98,787.396	10.87	1,073,819
Band 46	3,139,406.675	10.41	32,681,223
Band 47	369,559.802	10.39	3,839,726
	84,695,323.980		$ 1,031,425,300

187

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Portfolio			
Contracts in accumulation period:			
Band 2	30,741.762	$ 16.36	$ 502,935
Band 4	269,279.419	16.26	4,378,483
Band 5	90,957.256	16.24	1,477,146
Band 6	5,984,402.513	16.21	97,007,165
Band 7	4,245,593.994	16.19	68,736,167
Band 8	1,989,030.422	16.15	32,122,841
Band 9	781,242.415	16.13	12,601,440
Band 10	4,950,831.843	16.11	79,757,901
Band 11	2,083,392.617	16.09	33,521,787
Band 12	925,189.032	16.07	14,867,788
Band 13	2,431,608.675	16.05	39,027,319
Band 14	4,904,188.159	16.01	78,516,052
Band 15	1,757,275.377	16.00	28,116,406
Band 16	175,500.452	15.96	2,800,987
Band 17	3,995,242.625	15.94	63,684,167
Band 18	33,187.557	15.92	528,346
Band 19	354,276.694	15.88	5,625,914
Band 20	3,093,401.506	16.03	49,587,226
Band 21	467,937.685	15.98	7,477,644
Band 26	533,978.155	16.38	8,746,562
Band 27	298,840.780	16.26	4,859,151
Band 28	29,718.554	16.20	481,441
Band 29	558,732.061	16.19	9,045,872
Band 30	234,850.470	16.07	3,774,047
Band 31	156,496.410	16.01	2,505,508
Band 32	71,702.655	15.90	1,140,072
Band 33	27,278.063	15.83	431,812
Band 34	93,136.633	15.77	1,468,765
Band 35	64,347.399	11.01	708,465
Band 36	9,398.113	11.00	103,379
Band 37	824.479	16.32	13,456
Band 38	28,846.456	11.00	317,311
Band 39	1,722.022	10.99	18,925
Band 40	1,057.126	10.99	11,618
Band 41	56,041.009	16.07	900,579
Band 42	39,572.934	16.00	633,167
Band 43	165,194.799	15.94	2,633,205
Band 44	13,770.697	13.32	183,426
Band 45	28,702.144	13.15	377,433
Band 46	1,887,611.268	12.26	23,142,114
Band 47	144,536.971	12.24	1,769,133
	43,009,639.201		$ 683,603,155

Division/Contract	Units	Unit Value	Extended Value
ING Capital Guardian Small/Mid Cap Portfolio - Service Class			
Currently payable annuity contracts			$ 121,677
Contracts in accumulation period:			
Band 1	5,548.514	$ 19.98	110,859
Band 2	127,270.078	19.58	2,370,271
Band 3	8,889.895	18.90	168,019
Band 4	168,875.774	19.10	3,225,527
Band 5	223,509.775	19.00	4,246,686
Band 6	4,019,715.745	18.81	75,610,853
Band 7	3,135,034.521	18.72	58,687,846
Band 8	2,668,389.280	18.53	49,445,253
Band 9	662,959.278	18.43	12,218,340
Band 10	1,455,753.700	18.34	26,698,523
Band 11	3,039,074.822	18.25	55,463,116
Band 12	872,883.211	18.15	15,842,830
Band 13	2,107,560.863	18.06	38,062,549
Band 14	2,937,686.012	17.88	52,525,826
Band 15	162,092.759	17.79	2,883,630
Band 16	55,204.480	17.61	972,151
Band 17	1,277,975.682	17.52	22,390,134
Band 18	74,965.534	17.43	1,306,649
Band 19	216,991.897	17.25	3,743,110
Band 20	1,187,036.334	17.97	21,331,043
Band 21	190,099.903	17.70	3,364,768
Band 24	1,339.613	20.60	27,596
Band 25	78,841.098	19.78	1,559,477
Band 26	14,645.943	10.92	159,934
Band 27	5,051.873	10.89	55,015
Band 28	3,265.129	10.88	35,525
Band 29	8,986.807	10.88	97,776
Band 30	11,855.024	10.85	128,627
Band 31	7,164.811	10.84	77,667
Band 32	1,434.595	10.82	15,522
Band 33	4,872.717	10.80	52,625
Band 34	169.321	10.79	1,827
Band 41	3,575.353	10.85	38,793
Band 42	83.012	10.84	900
Band 43	17,194.243	10.83	186,214
Band 46	186,172.056	10.01	1,863,582
Band 47	39,349.392	10.00	393,494
	24,981,519.044		$ 455,484,234

189

Division/Contract	Units	Unit Value	Extended Value
ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	176,933.764	$ 13.86	$ 2,452,302
Band 7	7,601.027	13.84	105,198
Band 10	74,847.228	13.75	1,029,149
Band 11	1,942.663	13.72	26,653
Band 12	32,133.676	13.70	440,231
Band 14	11,288.362	9.92	111,981
Band 15	50,406.528	9.91	499,529
Band 17	47,952.880	9.88	473,774
Band 20	252,036.405	13.65	3,440,297
Band 46	55,951.724	10.00	559,517
	711,094.257		$ 9,138,631

190

Division/Contract	Units	Unit Value	Extended Value
ING Capital Guardian U.S. Equities Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	75,742.309	$ 11.73	$ 888,457
Band 3	3,965.702	11.49	45,566
Band 4	119,677.436	11.56	1,383,471
Band 5	571,908.638	11.52	6,588,388
Band 6	5,419,950.931	11.45	62,058,438
Band 7	8,078,575.474	11.42	92,257,332
Band 8	2,164,626.294	11.35	24,568,508
Band 9	1,049,008.804	11.32	11,874,780
Band 10	4,508,542.459	11.28	50,856,359
Band 11	4,231,050.692	11.25	47,599,320
Band 12	3,310,336.134	11.21	37,108,868
Band 13	5,800,169.431	11.18	64,845,894
Band 14	8,743,723.724	11.11	97,142,771
Band 15	251,243.771	11.08	2,783,781
Band 16	219,613.964	11.01	2,417,950
Band 17	3,074,968.691	10.98	33,763,156
Band 18	235,343.642	10.95	2,577,013
Band 19	703,154.254	10.88	7,650,318
Band 20	3,153,200.501	11.15	35,158,186
Band 21	792,740.317	11.05	8,759,781
Band 24	1,323.767	12.08	15,991
Band 25	146,764.978	11.80	1,731,827
Band 26	6,727.105	11.20	75,344
Band 27	4,439.077	11.17	49,584
Band 29	6,153.966	11.16	68,678
Band 30	1,549.650	11.13	17,248
Band 31	8,414.177	11.12	93,566
Band 32	5,132.152	11.10	56,967
Band 33	4,787.252	11.08	53,043
Band 41	3,496.535	11.14	38,951
Band 43	5,068.755	11.11	56,314
Band 46	254,657.451	10.49	2,671,357
Band 47	63,409.551	10.48	664,532
	53,019,467.584		$ 595,921,739

Division/Contract	Units	Unit Value	Extended Value
ING Capital Guardian U.S. Equities Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	194,289.820	$ 15.54	$ 3,019,264
Band 7	1,511.084	15.52	23,452
Band 10	66,338.531	15.41	1,022,277
Band 11	7,382.583	15.39	113,618
Band 12	66,383.968	15.36	1,019,658
Band 13	9,017.645	10.53	94,956
Band 14	3,679.209	10.93	40,214
Band 15	40,939.652	10.92	447,061
Band 17	35,364.331	10.89	385,118
Band 20	296,664.087	15.31	4,541,927
Band 46	24,545.237	10.48	257,234
	746,116.147		$ 10,964,779

Division/Contract	Units	Unit Value	Extended Value
ING Eagle Asset Capital Appreciation Portfolio - Service Class			
Currently payable annuity contracts			$ 38,681
Contracts in accumulation period:			
Band 1	2,972.759	$ 22.14	65,817
Band 2	139,595.253	21.66	2,984,952
Band 3	3,085.171	20.83	64,264
Band 4	111,309.175	21.10	2,348,624
Band 5	81,632.016	20.95	1,710,191
Band 6	1,425,052.543	20.75	29,569,840
Band 7	941,748.496	20.61	19,409,437
Band 8	1,378,372.761	20.41	28,132,588
Band 9	201,979.925	20.27	4,094,133
Band 10	377,981.596	20.15	7,616,329
Band 11	1,480,581.095	20.04	29,670,845
Band 12	295,145.922	19.93	5,882,258
Band 13	760,223.098	19.82	15,067,622
Band 14	952,970.242	19.60	18,678,217
Band 15	72,499.830	19.49	1,413,022
Band 16	18,601.281	19.27	358,447
Band 17	271,862.969	19.17	5,211,613
Band 18	24,615.006	19.06	469,162
Band 19	44,112.376	18.85	831,518
Band 20	254,351.126	19.71	5,013,261
Band 21	74,557.664	19.38	1,444,928
Band 25	9,905.039	21.90	216,920
Band 26	22,515.102	21.78	490,379
Band 27	10,981.011	21.07	231,370
Band 28	2,499.175	20.72	51,783
Band 29	30,064.525	20.60	619,329
Band 30	24,637.756	19.93	491,030
Band 31	15,782.654	19.59	309,182
Band 32	11,140.124	18.97	211,328
Band 33	1,532.387	18.55	28,426
Band 34	2,473.748	18.25	45,146
Band 41	2,337.561	12.36	28,892
Band 42	568.097	12.31	6,993
Band 43	23,018.750	12.26	282,210
Band 44	6,370.452	10.95	69,756
Band 45	2,727.756	10.80	29,460
Band 46	98,340.461	9.98	981,438
Band 47	10,074.241	9.96	100,339
	9,188,219.143		$ 184,269,730

193

Division/Contract	Units	Unit Value		Extended Value	
ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class					
Contracts in accumulation period:					
Band 6	62,797.184	$	13.26	$	832,691
Band 7	444.753		13.24		5,889
Band 10	5,365.519		13.15		70,557
Band 12	13,515.318		13.11		177,186
Band 14	1,389.636		11.01		15,300
Band 15	9,999.105		11.00		109,990
Band 20	97,360.995		13.06		1,271,535
Band 46	58,472.590		9.97		582,972
	249,345.100			$	3,066,120

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Health Sciences Portfolio - Class S			
Contracts in accumulation period:			
Band 1	10,100.628	$ 10.26	$ 103,632
Band 2	1,009.496	10.86	10,963
Band 3	919.006	10.79	9,916
Band 4	35,792.852	10.81	386,921
Band 5	51,877.504	10.80	560,277
Band 6	1,770,931.833	10.78	19,090,645
Band 7	2,117,858.497	10.78	22,830,515
Band 8	431,425.694	10.76	4,642,140
Band 9	143,590.390	10.75	1,543,597
Band 10	1,302,047.471	10.74	13,983,990
Band 11	907,937.781	10.73	9,742,172
Band 12	518,298.606	10.72	5,556,161
Band 13	1,100,938.572	10.71	11,791,052
Band 14	2,164,814.564	10.69	23,141,868
Band 15	345,203.434	10.68	3,686,773
Band 16	72,870.154	10.67	777,525
Band 17	1,264,818.055	10.66	13,482,960
Band 18	52,729.924	10.65	561,574
Band 19	110,965.314	10.63	1,179,561
Band 20	1,373,293.290	10.70	14,694,238
Band 21	183,222.135	10.68	1,956,812
Band 25	17,137.421	10.88	186,455
Band 26	144,970.897	10.87	1,575,834
Band 27	34,581.642	10.81	373,828
Band 28	9,563.817	10.78	103,098
Band 29	200,632.053	10.77	2,160,807
Band 30	70,165.961	10.72	752,179
Band 31	69,489.067	10.69	742,838
Band 32	20,187.304	10.64	214,793
Band 33	6,412.528	10.60	67,973
Band 34	27,239.840	10.58	288,198
Band 41	45,088.148	10.72	483,345
Band 42	8,341.257	10.69	89,168
Band 43	27,871.077	10.66	297,106
Band 44	6,323.458	10.59	66,965
Band 45	31,767.860	10.57	335,786
Band 46	263,578.123	10.96	2,888,816
Band 47	24,903.904	10.95	272,698
	14,968,899.557		$ 160,633,179

195

Division/Contract	Units	Unit Value		Extended Value	
ING Evergreen Omega Portfolio - Class A					
Contracts in accumulation period:					
Band 6	24,365.024	$	10.72	$	261,193
Band 10	9,303.036		10.68		99,356
Band 15	17,980.046		10.62		190,948
Band 17	9,591.533		10.60		101,670
Band 20	7,277.933		10.64		77,437
Band 46	22,548.567		10.22		230,446
	91,066.139			$	961,050

196

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Omega Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	4,121.651	$ 10.78	$ 44,431
Band 6	26,871.390	10.75	288,867
Band 7	44,526.983	10.74	478,220
Band 8	18,300.014	10.72	196,176
Band 9	23,211.639	10.72	248,829
Band 10	92,163.772	10.71	987,074
Band 11	16,383.157	10.70	175,300
Band 12	13,402.350	10.69	143,271
Band 13	24,324.541	10.68	259,786
Band 14	66,624.281	10.66	710,215
Band 15	9,371.435	10.65	99,806
Band 16	15,854.504	10.63	168,533
Band 17	51,144.687	10.62	543,157
Band 18	157.024	10.62	1,668
Band 19	2,596.757	10.60	27,526
Band 20	38,432.278	10.67	410,072
Band 21	696.297	10.64	7,409
Band 26	56,706.283	10.83	614,129
Band 27	22,424.124	10.78	241,732
Band 28	5,872.816	10.75	63,133
Band 29	95,371.427	10.74	1,024,289
Band 30	32,324.192	10.69	345,546
Band 31	12,100.161	10.66	128,988
Band 32	3,647.327	10.61	38,698
Band 33	13,979.406	10.57	147,762
Band 34	8,516.012	10.55	89,844
Band 35	4,478.170	11.34	50,782
Band 36	1,032.109	11.33	11,694
Band 37	317.360	11.32	3,593
Band 38	570.907	11.32	6,463
Band 39	600.737	11.31	6,794
Band 41	103.955	10.69	1,111
Band 42	640.310	10.65	6,819
Band 43	491.550	10.63	5,225
Band 45	1,252.336	10.53	13,187
Band 46	35,456.722	10.23	362,722
Band 47	4,087.667	10.22	41,776
	748,156.331		$ 7,994,627

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class				
Currently payable annuity contracts			$	340,753
Contracts in accumulation period:				
Band 1	9,790.048	$	10.18	99,663
Band 2	112,190.666		13.71	1,197,381
Band 3	9,506.919		13.46	127,963
Band 4	213,623.447		13.53	2,890,325
Band 5	313,798.852		13.50	4,236,285
Band 6	6,237,949.782		13.42	83,713,286
Band 7	6,072,494.602		13.39	81,310,703
Band 8	2,687,105.967		13.32	35,792,251
Band 9	858,757.055		13.28	11,404,294
Band 10	3,308,904.882		13.25	43,842,990
Band 11	3,959,235.063		13.21	52,301,495
Band 12	1,638,208.055		13.18	21,591,582
Band 13	3,735,442.235		13.14	49,083,711
Band 14	6,549,243.928		13.07	85,598,618
Band 15	535,372.533		13.04	6,981,258
Band 16	185,056.333		12.97	2,400,181
Band 17	2,618,948.416		12.93	33,863,003
Band 18	173,162.518		12.90	2,233,796
Band 19	314,053.406		12.83	4,029,305
Band 20	2,416,091.919		13.11	31,674,965
Band 21	402,963.336		13.00	5,238,523
Band 25	76,853.077		13.79	1,059,804
Band 26	26,654.727		12.05	321,189
Band 27	6,636.670		12.03	79,839
Band 28	4,724.601		12.02	56,790
Band 29	68,824.753		12.01	826,585
Band 30	29,573.090		11.99	354,581
Band 31	22,981.887		11.97	275,093
Band 32	3,680.008		11.95	43,976
Band 33	366.838		11.93	4,376
Band 34	1,039.758		11.92	12,394
Band 41	8,017.451		11.99	96,129
Band 42	8,393.851		11.97	100,474
Band 43	26,265.853		11.96	314,140
Band 44	990.438		11.93	11,816
Band 45	2,775.733		11.91	33,059
Band 46	490,291.478		11.78	5,775,634
Band 47	55,130.384		11.76	648,333
	43,185,100.559		$	569,966,543

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	340,926.406	$ 17.51	$ 5,969,621
Band 7	4,115.502	17.48	71,939
Band 10	236,651.367	17.37	4,110,634
Band 11	5,907.067	17.34	102,429
Band 12	76,651.101	17.31	1,326,831
Band 14	65,427.841	13.56	887,202
Band 15	158,720.171	13.54	2,149,071
Band 17	138,525.990	13.51	1,871,486
Band 20	557,683.630	17.25	9,620,043
Band 46	192,594.315	11.76	2,264,909
	1,777,203.390		$ 28,374,165

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Earnings Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	22,674.926	$ 10.54	$ 238,994
Band 6	9,537.445	10.53	100,429
Band 7	11,266.365	10.52	118,522
Band 8	2,293.470	10.51	24,104
Band 9	92,330.721	10.51	970,396
Band 10	19,413.729	10.51	204,038
Band 11	316.241	10.50	3,321
Band 13	23,612.501	10.50	247,931
Band 14	60,711.674	10.49	636,865
Band 15	17,391.881	10.49	182,441
Band 17	33,514.236	10.48	351,229
Band 20	1,402.709	10.49	14,714
Band 21	4,233.488	10.48	44,367
Band 26	95,031.161	10.56	1,003,529
Band 27	73,361.454	10.54	773,230
Band 28	18,621.662	10.53	196,086
Band 29	121,387.045	10.52	1,276,992
Band 30	98,389.786	10.50	1,033,093
Band 31	76,433.889	10.49	801,792
Band 32	17,563.516	10.47	183,890
Band 33	14,077.134	10.45	147,106
Band 34	12,931.095	10.44	135,001
Band 41	3,139.881	10.50	32,969
Band 42	6,156.031	10.49	64,577
Band 43	14,323.746	10.48	150,113
Band 44	1,862.020	10.45	19,458
Band 45	13,800.582	10.44	144,078
Band 46	7,475.657	10.47	78,270
Band 47	6,276.224	10.46	65,649
	879,530.269		$ 9,243,184
ING FMR^{SM} Earnings Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 15	521.732	$ 10.48	$ 5,468
Band 20	963.431	10.49	10,106
	1,485.163		$ 15,574

200

Division/Contract	Units		Unit Value	Extended Value
ING Global Resources Portfolio - Service Class				
Currently payable annuity contracts		$		246,959
Contracts in accumulation period:				
Band 1	23,420.300	$	33.26	778,959
Band 2	171,675.951		32.14	5,270,706
Band 3	9,682.101		30.27	293,077
Band 4	48,204.403		30.84	1,486,624
Band 5	48,667.948		30.54	1,486,319
Band 6	1,542,660.893		30.06	46,372,386
Band 7	1,634,532.323		29.76	48,643,682
Band 8	930,198.886		29.30	27,254,827
Band 9	134,709.952		29.01	3,907,936
Band 10	1,133,307.923		28.76	32,593,936
Band 11	1,146,344.495		28.51	32,682,282
Band 12	385,687.128		28.27	10,903,375
Band 13	958,681.189		28.03	26,871,834
Band 14	2,247,683.841		27.55	61,923,690
Band 15	246,688.648		27.31	6,737,067
Band 16	65,989.946		26.84	1,771,170
Band 17	1,039,563.449		26.61	27,662,783
Band 18	28,306.727		26.38	746,731
Band 19	126,559.959		25.93	3,281,700
Band 20	683,978.603		27.79	19,007,765
Band 21	101,882.858		27.08	2,758,988
Band 25	37,564.285		32.70	1,228,352
Band 26	38,316.037		13.42	514,201
Band 27	3,087.790		13.40	41,376
Band 28	12,919.638		13.38	172,865
Band 29	136,495.274		13.38	1,826,307
Band 30	20,927.909		13.35	279,388
Band 31	14,432.019		13.33	192,379
Band 32	5,013.276		13.31	66,727
Band 34	1,236.839		13.27	16,413
Band 41	11,942.487		13.35	159,432
Band 42	3,710.713		13.33	49,464
Band 43	20,096.351		13.32	267,683
Band 44	134.367		13.28	1,784
Band 45	6,080.694		13.27	80,691
Band 46	374,771.986		13.96	5,231,817
Band 47	84,669.321		13.94	1,180,290
	13,479,826.509			$ 373,991,965

201

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	280,993.341	$ 20.95	$ 5,886,811
Band 7	1,516.707	20.91	31,714
Band 10	130,772.271	20.77	2,716,140
Band 11	3,480.556	20.74	72,187
Band 12	43,086.917	20.70	891,899
Band 13	212.700	14.01	2,980
Band 14	51,314.730	14.25	731,235
Band 15	134,472.157	14.24	1,914,884
Band 17	80,382.000	14.20	1,141,424
Band 20	376,683.156	20.63	7,770,974
Band 46	99,724.173	13.95	1,391,152
	1,202,638.708		$ 22,551,400

202

Division/Contract	Units	Unit Value	Extended Value
ING Goldman Sachs Tollkeeper[SM] Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,851.348	$ 7.27	$ 13,459
Band 3	1,455.410	7.15	10,406
Band 4	24,697.072	7.19	177,572
Band 5	21,692.384	7.17	155,534
Band 6	1,262,439.322	7.14	9,013,817
Band 7	1,697,997.265	7.12	12,089,741
Band 8	307,359.041	7.09	2,179,176
Band 9	82,082.854	7.07	580,326
Band 10	1,030,730.712	7.05	7,266,652
Band 11	603,792.189	7.04	4,250,697
Band 12	321,068.222	7.02	2,253,899
Band 13	980,092.927	7.00	6,860,650
Band 14	1,868,193.772	6.97	13,021,311
Band 15	107,032.024	6.95	743,873
Band 16	87,586.824	6.92	606,101
Band 17	760,176.016	6.90	5,245,215
Band 18	48,150.199	6.89	331,755
Band 19	86,943.365	6.85	595,562
Band 20	812,532.607	6.99	5,679,603
Band 21	68,691.484	6.94	476,719
Band 25	12,207.824	7.31	89,239
Band 26	6,607.106	11.46	75,717
Band 29	36,943.309	11.42	421,893
Band 30	6,221.190	11.39	70,859
Band 31	1,059.168	11.38	12,053
Band 32	544.468	11.36	6,185
Band 34	257.571	11.33	2,918
Band 41	3,852.324	11.39	43,878
Band 43	1,135.065	11.36	12,894
Band 45	5,249.407	11.32	59,423
Band 46	65,594.203	10.16	666,437
Band 47	10,386.684	10.14	105,321
	10,324,623.356		$ 73,118,885

203

Division/Contract	Units	Unit Value	Extended Value
ING Goldman Sachs Tollkeeper^{SM} Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	103,763.268	$ 15.93	$ 1,652,949
Band 10	36,126.660	15.79	570,440
Band 11	351.229	15.77	5,539
Band 12	38,207.260	15.74	601,382
Band 14	4,851.671	11.16	54,145
Band 15	50,588.920	11.15	564,066
Band 17	22,560.322	11.12	250,871
Band 20	115,819.802	15.69	1,817,213
Band 46	22,872.260	10.15	232,153
	395,141.392		$ 5,748,758

Division/Contract	Units	Unit Value	Extended Value
ING International Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	11,959.254	$ 11.98	$ 143,272
Band 3	4,281.680	11.57	49,539
Band 4	8,746.006	11.69	102,241
Band 5	68,005.099	11.63	790,899
Band 6	2,837,858.226	11.44	32,465,098
Band 7	1,763,918.060	11.46	20,214,501
Band 8	1,222,097.925	11.35	13,870,811
Band 9	423,486.980	11.29	4,781,168
Band 10	523,671.692	11.24	5,886,070
Band 11	2,763,002.247	11.18	30,890,365
Band 12	326,524.119	11.13	3,634,213
Band 13	1,191,041.407	11.07	13,184,828
Band 14	1,767,322.593	10.96	19,369,856
Band 15	34,653.872	10.91	378,074
Band 16	29,184.519	10.80	315,193
Band 17	448,484.363	10.75	4,821,207
Band 18	48,114.853	10.69	514,348
Band 19	68,300.511	10.59	723,302
Band 20	559,559.225	11.02	6,166,343
Band 21	124,036.466	10.85	1,345,796
Band 25	42,470.945	12.10	513,898
Band 46	41,585.535	11.18	464,926
Band 47	10,561.881	11.16	117,871
	14,318,867.458		$ 160,743,819
ING International Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	123,810.440	$ 15.58	$ 1,928,967
Band 8	589.483	15.50	9,137
Band 10	69,265.839	15.45	1,070,157
Band 11	702.656	15.42	10,835
Band 12	121,892.819	15.40	1,877,149
Band 14	15,299.347	12.33	188,641
Band 15	8,898.226	12.32	109,626
Band 17	42,567.366	12.28	522,727
Band 20	271,591.864	15.35	4,168,935
Band 46	18,461.634	11.16	206,032
	673,079.674		$ 10,092,206

205

Division/Contract	Units	Unit Value	Extended Value
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	9,869.035	$ 12.12	$ 119,613
Band 3	1,124.408	11.90	13,380
Band 4	14,229.933	11.96	170,190
Band 5	69,916.305	11.93	834,102
Band 6	868,501.270	11.87	10,309,110
Band 7	1,083,146.022	11.83	12,813,617
Band 8	310,078.031	11.77	3,649,618
Band 9	130,425.796	11.74	1,531,199
Band 10	473,568.606	11.71	5,545,488
Band 11	543,127.483	11.68	6,343,729
Band 12	238,032.359	11.65	2,773,077
Band 13	599,753.203	11.62	6,969,132
Band 14	1,336,164.234	11.55	15,432,697
Band 15	109,412.565	11.52	1,260,433
Band 16	29,669.917	11.46	340,017
Band 17	324,542.050	11.43	3,709,516
Band 18	62,176.907	11.40	708,817
Band 19	50,307.930	11.34	570,492
Band 20	413,113.894	11.58	4,783,859
Band 21	77,167.132	11.49	886,650
Band 25	6,642.140	12.18	80,901
Band 26	10,207.197	13.19	134,633
Band 27	2,360.669	13.12	30,972
Band 28	846.049	13.09	11,075
Band 29	22,052.086	13.08	288,441
Band 30	8,587.646	13.01	111,725
Band 31	2,118.183	12.98	27,494
Band 32	3,736.443	12.91	48,237
Band 33	179.882	12.87	2,315
Band 34	2,091.440	12.84	26,854
Band 41	1,573.266	13.01	20,468
Band 42	1,875.254	12.97	24,322
Band 43	15,580.341	12.93	201,454
Band 45	6,450.573	12.65	81,600
Band 46	116,719.881	11.59	1,352,783
Band 47	23,545.115	11.57	272,417
	6,968,893.245		$ 81,480,427

Division/Contract	Units	Unit Value	Extended Value
ING Janus Contrarian Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	29,247.631	$ 18.72	$ 547,516
Band 10	45,370.934	18.56	842,085
Band 11	1,026.776	18.53	19,026
Band 12	20,848.710	18.50	385,701
Band 14	6,689.484	12.83	85,826
Band 15	31,912.893	12.82	409,123
Band 17	8,065.728	12.78	103,080
Band 20	61,389.216	18.44	1,132,017
Band 46	20,027.058	11.57	231,713
	224,578.430		$ 3,756,087
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 6	222,768.560	$ 21.55	$ 4,800,662
Band 7	7,831.611	21.52	168,536
Band 10	113,015.734	21.37	2,415,146
Band 11	7,101.736	21.34	151,551
Band 12	42,323.343	21.30	901,487
Band 13	6,281.750	14.06	88,321
Band 14	43,562.046	14.67	639,055
Band 15	172,958.733	14.66	2,535,575
Band 17	52,521.424	14.62	767,863
Band 20	264,740.626	21.23	5,620,443
Band 46	120,978.466	14.00	1,693,699
	1,054,084.029		$ 19,782,338

Division/Contract	Units		Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio - Service Class				
Currently payable annuity contracts		$		350,127
Contracts in accumulation period:				
Band 1	11,569.483	$	14.59	168,799
Band 2	300,119.981		14.36	3,959,596
Band 3	13,182.867		13.96	184,033
Band 4	112,765.006		14.08	1,587,731
Band 5	155,100.949		14.02	2,174,515
Band 6	3,298,670.347		13.91	45,884,505
Band 7	3,050,097.160		13.86	42,274,347
Band 8	1,806,292.966		13.75	24,836,528
Band 9	437,852.278		13.69	5,994,198
Band 10	1,968,335.219		13.64	26,848,092
Band 11	1,660,184.406		13.58	22,545,304
Band 12	569,208.855		13.53	7,701,396
Band 13	1,662,497.623		13.47	22,393,843
Band 14	2,969,517.218		13.37	39,702,445
Band 15	569,679.267		13.31	7,582,431
Band 16	77,137.774		13.21	1,018,990
Band 17	1,606,085.305		13.15	21,120,022
Band 18	50,977.542		13.10	667,806
Band 19	146,546.086		13.00	1,905,099
Band 20	1,078,138.194		13.42	14,468,615
Band 21	150,997.462		13.26	2,002,226
Band 25	36,982.917		14.48	535,513
Band 26	38,991.090		13.77	536,907
Band 27	4,875.443		13.74	66,989
Band 28	5,526.325		13.73	75,876
Band 29	73,314.857		13.72	1,005,880
Band 30	25,623.172		13.69	350,781
Band 31	12,576.693		13.68	172,049
Band 32	8,519.354		13.65	116,289
Band 33	173.068		13.63	2,359
Band 34	1,688.103		13.62	22,992
Band 41	4,697.657		13.69	64,311
Band 42	682.635		13.67	9,332
Band 43	18,106.301		13.66	247,332
Band 44	160.469		13.63	2,187
Band 45	2,924.639		13.61	39,804
Band 46	431,199.183		14.03	6,049,725
Band 47	51,220.520		14.01	717,599
	22,412,218.414			$ 305,386,573

208

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	690.964	$ 13.47	$ 9,307
Band 2	9,620.043	13.38	128,716
Band 3	1,789.768	13.20	23,625
Band 4	71,069.153	13.25	941,666
Band 5	53,193.856	13.23	703,755
Band 6	1,821,292.815	13.18	24,004,639
Band 7	1,822,536.849	13.15	23,966,360
Band 8	472,909.346	13.11	6,199,842
Band 9	216,699.204	13.08	2,834,426
Band 10	1,518,627.647	13.06	19,833,277
Band 11	650,083.107	13.03	8,470,583
Band 12	304,044.028	13.01	3,955,613
Band 13	1,019,675.206	12.98	13,235,384
Band 14	1,880,313.733	12.94	24,331,260
Band 15	362,664.978	12.91	4,682,005
Band 16	60,813.736	12.86	782,065
Band 17	1,016,028.483	12.84	13,045,806
Band 18	32,716.257	12.82	419,422
Band 19	150,463.106	12.77	1,921,414
Band 20	785,792.638	12.96	10,183,873
Band 21	184,335.131	12.89	2,376,080
Band 25	25,100.387	13.43	337,098
Band 26	109,313.140	13.40	1,464,796
Band 27	42,521.186	13.25	563,406
Band 28	8,668.567	13.18	114,252
Band 29	124,113.893	13.15	1,632,098
Band 30	46,548.830	13.01	605,600
Band 31	83,207.080	12.93	1,075,868
Band 32	23,789.537	12.80	304,506
Band 33	11,809.072	12.70	149,975
Band 34	8,841.896	12.63	111,673
Band 41	28,743.816	13.89	399,252
Band 42	14,587.984	13.82	201,606
Band 43	82,993.707	13.77	1,142,823
Band 44	8,729.277	12.01	104,839
Band 45	12,464.488	11.81	147,206
Band 46	645,307.920	10.37	6,691,843
Band 47	40,776.849	10.36	422,448
	13,752,877.677		$ 177,518,407

209

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Equity Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	605,324.247	$ 15.86	$ 9,600,443
Band 7	901.992	15.83	14,279
Band 10	332,761.226	15.73	5,234,334
Band 11	20,699.648	15.70	324,984
Band 12	177,895.615	15.67	2,787,624
Band 13	3,904.047	10.40	40,602
Band 14	111,859.910	12.14	1,357,979
Band 15	315,498.310	12.13	3,826,995
Band 17	275,748.450	12.09	3,333,799
Band 20	1,033,038.534	15.62	16,136,062
Band 46	266,703.595	10.35	2,760,382
	3,144,335.574		$ 45,417,483

210

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Value Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	80,437.384	$ 10.65	$ 856,658
Band 6	81,335.977	10.64	865,415
Band 7	87,047.347	10.64	926,184
Band 8	55,059.331	10.63	585,281
Band 9	246,169.387	10.62	2,614,319
Band 10	349,843.464	10.62	3,715,338
Band 11	76,304.894	10.62	810,358
Band 12	15,291.120	10.61	162,239
Band 13	297,900.524	10.61	3,160,725
Band 14	23,399.042	10.60	248,030
Band 15	169,152.725	10.60	1,793,019
Band 16	1,651.674	10.59	17,491
Band 17	34,440.486	10.59	364,725
Band 19	18,481.584	10.58	195,535
Band 20	47,896.540	10.61	508,182
Band 21	54,304.946	10.60	575,632
Band 26	380,342.187	10.67	4,058,251
Band 27	197,426.340	10.65	2,102,591
Band 28	59,380.581	10.64	631,809
Band 29	588,743.439	10.63	6,258,343
Band 30	395,613.324	10.61	4,197,457
Band 31	251,519.854	10.60	2,666,110
Band 32	58,389.350	10.58	617,759
Band 33	42,329.281	10.57	447,421
Band 34	66,590.701	10.56	703,198
Band 41	37,928.868	10.61	402,425
Band 42	11,073.145	10.60	117,375
Band 43	47,926.312	10.59	507,540
Band 44	13,732.617	10.56	145,016
Band 45	13,062.833	10.55	137,813
Band 46	32,145.837	10.58	340,103
Band 47	8,236.728	10.57	87,062
	3,843,157.822		$ 40,819,404
ING JPMorgan Value Opportunities Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	25,860.131	$ 10.63	$ 274,893
Band 10	19,383.799	10.61	205,662
Band 12	146.425	10.60	1,552
Band 14	2,540.505	10.59	26,904
Band 15	19,745.361	10.59	209,103
Band 17	980.195	10.58	10,370
Band 20	4,231.935	10.60	44,859
Band 46	8,607.961	10.57	90,986
	81,496.312		$ 864,329

211

Division/Contract	Units	Unit Value	Extended Value
ING Julius Baer Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	359.100	$ 14.39	$ 5,167
Band 2	14,787.349	14.28	211,163
Band 4	96,805.642	14.15	1,369,800
Band 5	73,142.467	14.12	1,032,772
Band 6	3,309,450.065	14.07	46,563,962
Band 7	2,771,237.140	14.04	38,908,169
Band 8	991,309.233	13.99	13,868,416
Band 9	307,302.505	13.97	4,293,016
Band 10	3,692,515.943	13.94	51,473,672
Band 11	1,241,318.503	13.91	17,266,740
Band 12	338,367.008	13.89	4,699,918
Band 13	1,478,095.677	13.86	20,486,406
Band 14	3,941,374.214	13.81	54,430,378
Band 15	692,426.139	13.78	9,541,632
Band 16	94,733.839	13.73	1,300,696
Band 17	2,479,778.530	13.71	33,997,764
Band 18	57,746.641	13.68	789,974
Band 19	284,151.276	13.63	3,872,982
Band 20	1,683,877.560	13.84	23,304,865
Band 21	261,207.057	13.76	3,594,209
Band 25	24,387.195	14.33	349,469
Band 26	228,563.724	14.31	3,270,747
Band 27	67,064.396	14.15	948,961
Band 28	14,888.180	14.07	209,477
Band 29	326,789.282	14.04	4,588,122
Band 30	100,067.255	13.89	1,389,934
Band 31	53,935.617	13.81	744,851
Band 32	43,805.419	13.66	598,382
Band 33	34,402.058	13.56	466,492
Band 34	47,182.819	13.48	636,024
Band 41	38,427.654	15.36	590,249
Band 42	12,150.962	15.29	185,788
Band 43	70,587.736	15.24	1,075,757
Band 44	17,152.774	13.04	223,672
Band 45	9,554.551	12.86	122,872
Band 46	720,889.869	11.82	8,520,918
Band 47	141,924.013	11.80	1,674,703
	25,761,759.392		$ 356,608,119

Division/Contract	Units	Unit Value		Extended Value	
ING Julius Baer Foreign Portfolio - Service 2 Class					
Contracts in accumulation period:					
Band 6	474,921.751	$	16.60	$	7,883,701
Band 7	13,456.842		16.57		222,980
Band 10	397,394.979		16.46		6,541,121
Band 11	7,999.498		16.43		131,432
Band 12	87,102.972		16.41		1,429,360
Band 13	3,226.938		11.84		38,207
Band 14	55,606.042		12.97		721,210
Band 15	346,997.585		12.96		4,497,089
Band 17	180,499.333		12.92		2,332,051
Band 20	724,745.173		16.35		11,849,584
Band 46	300,366.863		11.79		3,541,325
	2,592,317.976			$	39,188,060

213

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	18,569.608	$ 10.21	$ 189,596
Band 4	169,202.460	10.08	1,705,561
Band 5	281,509.440	10.05	2,829,170
Band 6	4,471,159.247	10.00	44,711,592
Band 7	5,050,606.919	9.97	50,354,551
Band 8	1,709,205.643	9.92	16,955,320
Band 9	660,559.383	9.89	6,532,932
Band 10	4,293,067.205	9.86	42,329,643
Band 11	2,229,210.584	9.84	21,935,432
Band 12	1,740,222.827	9.81	17,071,586
Band 13	3,832,627.154	9.79	37,521,420
Band 14	5,533,758.050	9.73	53,843,466
Band 15	992,392.206	9.71	9,636,128
Band 16	217,373.124	9.66	2,099,824
Band 17	3,425,890.798	9.63	32,991,328
Band 18	138,702.370	9.60	1,331,543
Band 19	377,755.925	9.55	3,607,569
Band 20	2,222,016.407	9.76	21,686,880
Band 21	582,964.971	9.68	5,643,101
Band 25	78,653.050	10.27	807,767
Band 26	326,966.876	10.24	3,348,141
Band 27	78,844.022	10.08	794,748
Band 28	44,770.116	10.00	447,701
Band 29	386,181.831	9.97	3,850,233
Band 30	143,888.345	9.81	1,411,545
Band 31	96,826.409	9.73	942,121
Band 32	22,638.038	9.58	216,872
Band 33	18,673.627	9.48	177,026
Band 34	39,263.338	9.40	369,075
Band 35	15,922.468	11.56	184,064
Band 36	4,388.408	11.54	50,642
Band 37	7,229.867	10.16	73,455
Band 38	2,958.354	11.54	34,139
Band 39	2,591.070	11.52	29,849
Band 41	74,784.531	12.60	942,285
Band 42	20,252.278	12.54	253,964
Band 43	88,609.850	12.50	1,107,623
Band 44	2,626.512	11.59	30,441
Band 45	30,458.124	11.48	349,659
Band 46	895,243.523	10.67	9,552,248
Band 47	118,362.057	10.65	1,260,556
	40,446,927.015		$ 399,210,796

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Value Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	415,743.398	$ 13.71	$ 5,699,842
Band 7	16,180.373	13.69	221,509
Band 10	278,934.305	13.60	3,793,507
Band 11	4,592.004	13.58	62,359
Band 12	151,199.790	13.55	2,048,757
Band 14	81,163.207	11.59	940,682
Band 15	229,197.688	11.58	2,654,109
Band 17	153,853.294	11.55	1,777,006
Band 20	539,095.660	13.51	7,283,182
Band 46	251,045.233	10.65	2,673,632
	2,121,004.952		$ 27,154,585

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Aggressive Growth Portfolio - Service 1 Class			
Contracts in accumulation period:			
Band 4	183,758.222	$ 12.00	$ 2,205,099
Band 5	12,040.138	11.99	144,361
Band 6	6,471,801.808	11.97	77,467,468
Band 7	3,909,343.671	11.96	46,755,750
Band 8	5,408,750.815	11.94	64,580,485
Band 9	353,226.409	11.93	4,213,991
Band 10	6,449,924.744	11.92	76,883,103
Band 11	1,824,694.763	11.91	21,732,115
Band 12	574,539.076	11.90	6,837,015
Band 13	3,819,491.981	11.89	45,413,760
Band 14	6,462,213.441	11.87	76,706,474
Band 15	4,285,720.743	11.86	50,828,648
Band 16	396,330.030	11.84	4,692,548
Band 17	8,301,501.093	11.83	98,206,758
Band 18	3,770.259	11.82	44,564
Band 19	520,282.930	11.80	6,139,339
Band 20	3,457,105.742	11.88	41,070,416
Band 21	405,462.087	11.85	4,804,726
Band 26	156,447.280	12.06	1,886,754
Band 27	31,596.108	12.00	379,153
Band 28	34,723.979	11.97	415,646
Band 29	122,790.213	11.96	1,468,571
Band 30	62,554.765	11.90	744,402
Band 31	76,208.106	11.87	904,590
Band 32	3,930.222	11.81	46,416
Band 33	21,528.234	11.77	253,387
Band 34	33,673.178	11.74	395,323
Band 41	67,248.177	11.90	800,253
Band 42	10,199.505	11.86	120,966
Band 43	169,003.817	11.83	1,999,315
Band 44	3,120.519	11.76	36,697
Band 45	30,906.661	11.73	362,535
Band 46	2,581,070.022	10.83	27,952,988
Band 47	559,249.221	10.82	6,051,077
	56,804,207.959		$ 672,544,693

216

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Growth Portfolio - Service 1 Class			
Contracts in accumulation period:			
Band 2	22,412.502	$ 11.82	$ 264,916
Band 4	630,771.828	11.77	7,424,184
Band 5	67,372.459	11.76	792,300
Band 6	15,847,602.259	11.74	186,050,851
Band 7	7,179,799.297	11.73	84,219,046
Band 8	7,771,106.377	11.71	90,999,656
Band 9	1,698,666.044	11.70	19,874,393
Band 10	16,262,153.648	11.69	190,104,576
Band 11	3,030,220.411	11.68	35,392,974
Band 12	943,198.027	11.67	11,007,121
Band 13	5,774,561.329	11.66	67,331,385
Band 14	13,744,989.174	11.64	159,991,674
Band 15	9,279,400.529	11.63	107,919,428
Band 16	1,084,476.798	11.61	12,590,776
Band 17	13,856,056.872	11.60	160,730,260
Band 18	16,331.770	11.59	189,285
Band 19	1,057,772.098	11.57	12,238,423
Band 20	8,988,473.887	11.65	104,715,721
Band 21	985,843.641	11.62	11,455,503
Band 26	469,156.817	11.83	5,550,125
Band 27	109,649.094	11.77	1,290,570
Band 28	54,936.994	11.74	644,960
Band 29	715,939.752	11.73	8,397,973
Band 30	211,134.757	11.67	2,463,943
Band 31	112,685.264	11.64	1,311,656
Band 32	90,100.644	11.58	1,043,365
Band 33	21,256.427	11.54	245,299
Band 34	39,998.323	11.51	460,381
Band 41	264,807.411	11.67	3,090,302
Band 42	103,506.248	11.63	1,203,778
Band 43	837,058.086	11.60	9,709,874
Band 44	110,425.934	11.53	1,273,211
Band 45	99,051.706	11.50	1,139,095
Band 46	6,283,080.338	10.69	67,166,129
Band 47	523,967.640	10.67	5,590,735
	118,287,964.385		$ 1,373,873,868

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Moderate Growth Portfolio - Service 1 Class			
Contracts in accumulation period:			
Band 2	25,047.826	$ 11.52	$ 288,551
Band 4	1,150,380.452	11.47	13,194,864
Band 5	154,641.326	11.46	1,772,190
Band 6	14,592,582.552	11.44	166,939,144
Band 7	5,777,165.717	11.43	66,033,004
Band 8	6,745,383.207	11.41	76,964,822
Band 9	2,795,661.563	11.40	31,870,542
Band 10	13,849,451.342	11.39	157,745,251
Band 11	4,393,722.629	11.38	50,000,564
Band 12	631,305.144	11.37	7,177,939
Band 13	5,570,119.335	11.36	63,276,556
Band 14	12,125,840.157	11.34	137,507,027
Band 15	7,449,653.972	11.33	84,404,580
Band 16	640,971.966	11.31	7,249,393
Band 17	12,081,676.138	11.30	136,522,940
Band 18	53,417.748	11.29	603,086
Band 19	1,491,225.628	11.28	16,821,025
Band 20	6,829,733.475	11.35	77,517,475
Band 21	1,304,590.676	11.32	14,767,966
Band 26	493,811.718	11.53	5,693,649
Band 27	179,098.501	11.47	2,054,260
Band 28	47,970.327	11.44	548,781
Band 29	834,731.375	11.43	9,540,980
Band 30	327,025.880	11.37	3,718,284
Band 31	149,840.649	11.34	1,699,193
Band 32	81,107.813	11.29	915,707
Band 33	73,460.202	11.25	826,427
Band 34	214,370.069	11.22	2,405,232
Band 41	363,443.922	11.37	4,132,357
Band 42	126,191.805	11.33	1,429,753
Band 43	1,082,235.728	11.31	12,240,086
Band 44	89,156.979	11.24	1,002,124
Band 45	234,272.912	11.21	2,626,199
Band 46	6,294,308.781	10.54	66,342,015
Band 47	1,332,496.898	10.52	14,017,867
	109,586,094.412		$ 1,239,849,833

218

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Moderate Portfolio - Service 1 Class			
Contracts in accumulation period:			
Band 2	22,265.670	$ 11.32	$ 252,047
Band 4	498,635.680	11.28	5,624,610
Band 5	81,265.842	11.27	915,866
Band 6	7,125,546.098	11.25	80,162,394
Band 7	2,883,899.015	11.24	32,415,025
Band 8	2,363,548.677	11.22	26,519,016
Band 9	1,392,924.396	11.21	15,614,682
Band 10	4,609,138.171	11.20	51,622,348
Band 11	2,189,097.120	11.19	24,495,997
Band 12	574,658.961	11.18	6,424,687
Band 13	2,731,105.351	11.17	30,506,447
Band 14	5,644,217.952	11.15	62,933,030
Band 15	2,218,997.525	11.14	24,719,632
Band 16	304,845.320	11.12	3,389,880
Band 17	4,264,527.339	11.12	47,421,544
Band 18	75,094.227	11.11	834,297
Band 19	540,674.122	11.09	5,996,076
Band 20	2,419,070.966	11.16	26,996,832
Band 21	674,588.761	11.13	7,508,173
Band 26	322,251.768	11.33	3,651,113
Band 27	83,126.479	11.28	937,667
Band 28	38,930.332	11.25	437,966
Band 29	616,315.548	11.24	6,927,387
Band 30	325,623.115	11.18	3,640,466
Band 31	119,837.645	11.15	1,336,190
Band 32	32,947.400	11.10	365,716
Band 33	19,315.210	11.06	213,626
Band 34	80,900.496	11.03	892,332
Band 41	144,702.764	11.18	1,617,777
Band 42	129,855.480	11.14	1,446,590
Band 43	713,304.094	11.12	7,931,942
Band 44	42,750.320	11.05	472,391
Band 45	114,484.789	11.02	1,261,622
Band 46	2,276,854.623	10.45	23,793,131
Band 47	626,747.551	10.43	6,536,977
	46,302,048.807		$ 515,815,476

Division/Contract	Units	Unit Value	Extended Value
ING Limited Maturity Bond Portfolio - Service Class			
Currently payable annuity contracts			$ 291,857
Contracts in accumulation period:			
Band 1	20,570.346	$ 22.63	437,465
Band 2	436,618.583	21.87	9,285,033
Band 3	7,120.995	20.60	146,693
Band 4	165,435.912	21.00	3,474,154
Band 5	158,844.045	20.77	3,299,191
Band 6	2,520,744.465	20.47	51,599,639
Band 7	2,089,838.499	20.24	42,298,331
Band 8	1,251,814.511	19.96	24,986,218
Band 9	309,505.539	19.72	6,103,449
Band 10	619,014.672	19.55	12,101,737
Band 11	1,943,415.909	19.42	37,741,137
Band 12	502,203.756	19.22	9,652,356
Band 13	1,480,016.694	19.06	28,209,118
Band 14	1,249,191.119	18.73	23,397,350
Band 15	27.302	18.60	508
Band 16	24,229.248	18.28	442,911
Band 17	230,201.787	18.13	4,173,558
Band 18	20,810.925	17.97	373,972
Band 19	57,173.243	17.66	1,009,679
Band 20	356,113.872	18.93	6,741,236
Band 21	115,641.214	18.44	2,132,424
Band 24	1,262.104	23.84	30,089
Band 25	79,837.185	22.27	1,777,974
	13,639,631.925		$ 269,706,079

220

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service Class			
Currently payable annuity contracts			$ 78,244
Contracts in accumulation period:			
Band 1	103,771.864	$ 17.56	1,822,234
Band 2	327,826.761	16.97	5,484,976
Band 3	26,360.461	15.98	421,240
Band 4	486,112.966	16.29	7,918,780
Band 5	240,198.990	16.08	3,862,400
Band 6	5,498,848.302	15.87	87,266,723
Band 7	5,927,359.423	15.67	92,881,722
Band 8	3,236,339.020	15.47	50,066,165
Band 9	1,201,903.829	15.27	18,353,071
Band 10	2,157,975.132	15.14	32,671,744
Band 11	4,520,877.366	15.06	68,084,413
Band 12	616,216.397	14.88	9,169,300
Band 13	3,755,357.429	14.75	55,391,522
Band 14	4,301,910.292	14.50	62,377,699
Band 15	465,549.503	14.42	6,713,224
Band 16	125,875.188	14.18	1,784,910
Band 17	1,641,831.157	14.05	23,067,728
Band 18	57,077.749	13.93	795,093
Band 19	260,446.766	13.69	3,565,516
Band 20	813,852.290	14.67	11,939,213
Band 21	274,445.082	14.30	3,924,565
Band 25	90,233.654	17.27	1,558,335
Band 26	191,796.027	17.12	3,283,548
Band 27	88,657.568	16.26	1,441,572
Band 28	18,760.694	15.85	297,357
Band 29	600,123.734	15.71	9,427,944
Band 30	163,682.145	14.92	2,442,138
Band 31	301,711.740	14.54	4,386,889
Band 32	55,928.033	13.83	773,485
Band 33	54,088.165	13.37	723,159
Band 34	16,587.564	13.02	215,970
Band 35	34,025.241	17.72	602,927
Band 36	2,754.447	17.12	47,156
Band 37	1,000.317	16.69	16,695
Band 38	6,985.981	10.15	70,908
Band 39	40,550.524	10.10	409,560
Band 40	248.188	10.07	2,499
Band 41	38,028.270	9.98	379,522
Band 42	11,899.060	9.93	118,158
Band 43	129,480.279	9.89	1,280,560
Band 44	9,293.505	9.93	92,285
Band 45	53,344.008	9.91	528,639
Band 46	368,006.062	10.05	3,698,461
Band 47	249,424.471	10.03	2,501,727
Band 49	54,868.798	10.06	551,980
	38,621,614.442		$ 582,491,956

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	184,127.737	$ 9.96	$ 1,833,912
Band 7	5,368.956	9.95	53,421
Band 8	212.388	9.91	2,105
Band 10	104,560.555	9.88	1,033,058
Band 11	237.612	9.86	2,343
Band 12	130,441.083	9.85	1,284,845
Band 13	6,523.609	10.08	65,758
Band 14	23,704.341	9.98	236,569
Band 15	161,640.116	9.97	1,611,552
Band 17	27,597.687	9.94	274,321
Band 20	408,687.992	9.81	4,009,229
Band 46	89,929.398	10.03	901,992
	1,143,031.474		$ 11,309,105

222

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Affiliated Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,449.465	$ 12.06	$ 41,601
Band 3	1,245.544	11.81	14,710
Band 4	20,683.424	11.88	245,719
Band 5	190,353.423	11.85	2,255,688
Band 6	1,279,161.779	11.77	15,055,734
Band 7	1,790,946.482	11.74	21,025,712
Band 8	418,082.263	11.67	4,879,020
Band 9	207,234.613	11.63	2,410,139
Band 10	1,060,604.553	11.60	12,303,013
Band 11	986,531.939	11.56	11,404,309
Band 12	449,681.109	11.53	5,184,823
Band 13	1,082,720.692	11.50	12,451,288
Band 14	1,932,726.554	11.43	22,091,065
Band 15	32,982.489	11.39	375,671
Band 16	15,465.049	11.32	175,064
Band 17	447,333.669	11.29	5,050,397
Band 18	32,634.455	11.26	367,464
Band 19	168,903.219	11.19	1,890,027
Band 20	475,388.032	11.46	5,447,947
Band 21	169,676.036	11.36	1,927,520
Band 25	32,602.164	12.13	395,464
Band 26	5,317.900	12.66	67,325
Band 27	1,222.193	12.57	15,363
Band 28	550.827	12.52	6,896
Band 29	21,535.363	12.51	269,407
Band 30	7,227.821	12.42	89,770
Band 31	21,045.940	12.37	260,338
Band 32	653.435	12.29	8,031
Band 34	3,801.641	12.19	46,342
Band 41	3.866	12.42	48
Band 42	549.198	12.36	6,788
Band 43	8,782.874	12.32	108,205
Band 46	20,765.440	10.42	216,376
Band 47	2,625.486	10.40	27,305
	10,892,488.937		$ 126,114,569

223

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Affiliated Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	39,629.291	$ 14.18	$ 561,943
Band 7	663.638	14.16	9,397
Band 10	60,757.760	14.07	854,862
Band 12	9,812.600	14.02	137,573
Band 14	5,846.102	10.83	63,313
Band 15	17,453.141	10.82	188,843
Band 17	5,767.942	10.79	62,236
Band 20	61,549.418	13.97	859,845
Band 46	6,298.449	10.41	65,567
	207,778.341		$ 2,803,579
ING MarketPro Portfolio - Class S			
Contracts in accumulation period:			
Band 6	12,645.296	$ 9.99	$ 126,327
Band 10	7,437.528	9.98	74,227
Band 13	11,697.814	9.98	116,744
Band 14	405.646	9.98	4,048
Band 17	5,242.162	9.98	52,317
Band 49	190,201.904	10.17	1,934,353
	227,630.350		$ 2,308,016
ING MarketPro Portfolio - Class S2			
Contracts in accumulation period:			
Band 15	1,950.975	$ 9.95	$ 19,412
Band 46	4,711.495	9.95	46,879
	6,662.470		$ 66,291
ING MarketStyle Growth Portfolio - Class S			
Contracts in accumulation period:			
Band 49	262,103.536	$ 10.12	$ 2,652,488
	262,103.536		$ 2,652,488
ING MarketStyle Moderate Growth Portfolio - Class S			
Contracts in accumulation period:			
Band 49	317,080.734	$ 10.11	$ 3,205,686
	317,080.734		$ 3,205,686
ING MarketStyle Moderate Portfolio - Class S			
Contracts in accumulation period:			
Band 49	90,754.747	$ 9.98	$ 905,732
	90,754.747		$ 905,732

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	10,912.845	$ 17.38	$ 189,665
Band 2	232,182.176	17.04	3,956,384
Band 3	7,808.877	16.47	128,612
Band 4	337,544.432	16.63	5,613,364
Band 5	381,718.271	16.55	6,317,437
Band 6	9,249,374.896	16.39	151,597,255
Band 7	6,003,474.360	16.31	97,916,667
Band 8	5,390,135.958	16.15	87,050,696
Band 9	1,568,859.193	16.07	25,211,567
Band 10	2,979,009.115	15.99	47,634,356
Band 11	7,745,611.869	15.91	123,232,685
Band 12	1,378,150.138	15.83	21,816,117
Band 13	4,449,481.580	15.75	70,079,335
Band 14	5,698,457.708	15.60	88,895,940
Band 15	388,372.032	15.52	6,027,534
Band 16	87,061.420	15.37	1,338,134
Band 17	1,936,438.681	15.29	29,608,147
Band 18	148,719.648	15.21	2,262,026
Band 19	380,749.363	15.06	5,734,085
Band 20	1,674,635.161	15.67	26,241,533
Band 21	340,248.689	15.44	5,253,440
Band 24	808.231	17.90	14,467
Band 25	146,995.677	17.21	2,529,796
Band 26	67,535.212	12.13	819,202
Band 27	5,867.089	12.07	70,816
Band 28	5,380.612	12.04	64,783
Band 29	58,041.934	12.03	698,244
Band 30	33,050.698	11.97	395,617
Band 31	10,442.626	11.94	124,685
Band 32	7,842.047	11.88	93,164
Band 33	3,090.717	11.84	36,594
Band 34	3,359.721	11.81	39,678
Band 41	5,200.260	11.97	62,247
Band 42	2,529.159	11.93	30,173
Band 43	32,303.282	11.90	384,409
Band 44	489.860	11.82	5,790
Band 45	12,218.995	11.69	142,840
Band 46	530,900.837	10.79	5,728,420
Band 47	120,835.019	10.77	1,301,393
	51,435,838.388		$ 818,647,297

225

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	301,779.402	$ 15.18	$ 4,581,011
Band 7	12,695.338	15.16	192,461
Band 10	185,623.228	15.05	2,793,630
Band 11	7,702.794	15.03	115,773
Band 12	99,852.014	15.00	1,497,780
Band 13	5,429.418	10.82	58,746
Band 14	41,667.759	11.73	488,763
Band 15	178,213.239	11.72	2,088,659
Band 17	63,496.524	11.69	742,274
Band 20	576,314.326	14.95	8,615,899
Band 46	127,554.147	10.77	1,373,758
	1,600,328.189		$ 22,548,754

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,835.880	$ 12.45	$ 47,757
Band 4	51,613.626	12.43	641,557
Band 5	78,640.222	12.43	977,498
Band 6	1,361,072.353	12.42	16,904,519
Band 7	1,396,184.528	12.41	17,326,650
Band 8	229,089.069	12.40	2,840,704
Band 9	108,896.629	12.40	1,350,318
Band 10	888,379.324	12.40	11,015,904
Band 11	605,153.276	12.39	7,497,849
Band 12	339,788.700	12.39	4,209,982
Band 13	901,210.888	12.38	11,156,991
Band 14	1,569,304.430	12.37	19,412,296
Band 15	202,214.951	12.37	2,501,399
Band 16	66,405.335	12.36	820,770
Band 17	786,191.994	12.36	9,717,333
Band 18	38,174.510	12.35	471,455
Band 19	77,287.387	12.34	953,726
Band 20	628,482.183	12.38	7,780,609
Band 21	202,594.840	12.37	2,506,098
Band 25	38,379.335	12.46	478,207
Band 26	49,031.215	12.45	610,439
Band 27	20,044.969	12.43	249,159
Band 28	2,372.150	12.42	29,462
Band 29	90,518.562	12.41	1,123,335
Band 30	30,218.900	12.39	374,412
Band 31	27,717.916	12.37	342,871
Band 32	15,498.476	12.35	191,406
Band 33	5,462.420	12.33	67,352
Band 34	10,725.294	12.32	132,136
Band 41	17,841.668	12.39	221,058
Band 42	1,784.750	12.37	22,077
Band 43	4,471.228	12.36	55,264
Band 44	3,460.603	12.33	42,669
Band 45	11,804.080	12.32	145,426
Band 46	113,066.933	12.35	1,396,377
Band 47	28,079.666	12.34	346,503
	10,004,998.290		$ 123,961,568

227

Division/Contract	Units	Unit Value	Extended Value
ING Mercury Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	584.947	$ 12.16	$ 7,113
Band 2	19,831.372	12.07	239,365
Band 4	33,841.741	11.96	404,747
Band 5	137,871.345	11.94	1,646,184
Band 6	1,467,824.368	11.89	17,452,432
Band 7	1,781,693.188	11.87	21,148,698
Band 8	331,261.571	11.83	3,918,824
Band 9	182,308.265	11.81	2,153,061
Band 10	1,015,999.448	11.78	11,968,474
Band 11	899,507.127	11.76	10,578,204
Band 12	650,446.140	11.74	7,636,238
Band 13	1,075,153.994	11.72	12,600,805
Band 14	2,389,296.851	11.68	27,906,987
Band 15	201,000.127	11.65	2,341,651
Band 16	33,894.702	11.61	393,517
Band 17	671,808.878	11.59	7,786,265
Band 18	123,002.901	11.57	1,423,144
Band 19	117,668.608	11.52	1,355,542
Band 20	1,163,083.628	11.70	13,608,078
Band 21	128,970.150	11.63	1,499,923
Band 25	7,478.131	12.12	90,635
Band 26	117,504.446	11.67	1,371,277
Band 27	21,910.107	11.64	255,034
Band 28	15,659.437	11.63	182,119
Band 29	54,673.776	11.63	635,856
Band 30	53,910.431	11.60	625,361
Band 31	44,540.298	11.59	516,222
Band 32	21,046.855	11.57	243,512
Band 33	6,881.881	11.55	79,486
Band 34	8,503.971	11.54	98,136
Band 41	18,467.778	11.60	214,226
Band 42	964.219	11.59	11,175
Band 43	24,245.771	11.58	280,766
Band 44	3,929.489	11.55	45,386
Band 45	4,797.148	11.53	55,311
Band 46	86,496.039	10.90	942,807
Band 47	20,687.385	10.88	225,079
	12,936,746.513		$ 151,941,640

Division/Contract	Units	Unit Value	Extended Value
ING Mercury Large Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,602.041	$ 12.64	$ 32,890
Band 2	1,142.291	12.55	14,336
Band 3	395.094	12.39	4,895
Band 4	4,277.950	12.44	53,218
Band 5	6,359.883	12.41	78,926
Band 6	355,798.009	12.37	4,401,221
Band 7	468,420.460	12.34	5,780,308
Band 8	114,574.279	12.30	1,409,264
Band 9	31,489.009	12.28	386,685
Band 10	260,047.144	12.25	3,185,578
Band 11	243,893.233	12.23	2,982,814
Band 12	109,151.103	12.21	1,332,735
Band 13	312,414.429	12.18	3,805,208
Band 14	567,286.021	12.14	6,886,852
Band 15	74,086.798	12.12	897,932
Band 16	8,607.834	12.07	103,897
Band 17	246,343.105	12.05	2,968,434
Band 18	118,192.095	12.03	1,421,851
Band 19	105,368.367	11.98	1,262,313
Band 20	281,653.195	12.16	3,424,903
Band 21	25,563.089	12.09	309,058
Band 25	3,486.279	12.60	43,927
Band 26	4,666.334	11.22	52,356
Band 27	176.438	11.20	1,976
Band 29	8,685.348	11.18	97,102
Band 30	6,371.898	11.16	71,110
Band 31	3,527.769	11.14	39,299
Band 32	1,013.651	11.12	11,272
Band 41	236.062	11.16	2,634
Band 43	18,723.063	11.13	208,388
Band 44	387.939	11.10	4,306
Band 46	52,695.069	10.54	555,406
Band 47	28,542.114	10.53	300,548
	3,466,177.393		$ 42,131,642

229

Division/Contract	Units	Unit Value	Extended Value
ING Mercury Large Cap Value Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	25,175.938	$ 14.96	$ 376,632
Band 10	58,686.113	14.84	870,902
Band 11	1,486.273	14.81	22,012
Band 12	17,916.081	14.79	264,979
Band 13	2,661.364	10.57	28,131
Band 14	2,914.887	10.98	32,005
Band 15	31,640.434	10.97	347,096
Band 17	5,717.024	10.94	62,544
Band 20	69,924.273	14.74	1,030,684
Band 46	9,359.607	10.52	98,463
	225,481.994		$ 3,133,448

230

Division/Contract	Units	Unit Value	Extended Value
ING MFS Mid Cap Growth Portfolio - Service Class			
Currently payable annuity contracts			$ 286,636
Contracts in accumulation period:			
Band 1	20,920.888	$ 27.22	569,467
Band 2	373,573.707	26.61	9,654,160
Band 3	6,092.798	25.57	155,793
Band 4	185,838.941	25.87	4,807,653
Band 5	196,523.008	25.72	5,054,572
Band 6	3,607,090.523	25.40	91,620,099
Band 7	2,854,809.218	25.29	72,198,125
Band 8	2,382,628.856	25.00	59,565,721
Band 9	646,274.829	24.86	16,066,392
Band 10	1,075,858.208	24.72	26,595,215
Band 11	3,081,215.817	24.58	75,736,285
Band 12	760,640.340	24.44	18,590,050
Band 13	1,862,675.481	24.30	45,263,014
Band 14	2,996,322.082	24.02	71,971,656
Band 15	126,437.264	23.88	3,019,322
Band 16	40,878.808	23.61	965,149
Band 17	746,688.211	23.48	17,532,239
Band 18	55,024.653	23.34	1,284,275
Band 19	132,248.360	23.08	3,052,292
Band 20	866,778.088	24.16	20,941,359
Band 21	138,431.243	23.75	3,287,742
Band 22	500.738	25.87	12,954
Band 23	23,795.945	25.40	604,417
Band 24	52.660	28.16	1,483
Band 25	68,155.932	26.92	1,834,758
Band 26	2,349.018	11.46	26,920
Band 28	200.049	11.43	2,287
Band 29	20,782.918	11.42	237,341
Band 30	564.843	11.40	6,439
Band 31	792.509	11.39	9,027
Band 32	310.767	11.36	3,530
Band 41	287.631	11.40	3,279
Band 43	1,096.928	11.37	12,472
Band 44	462.771	11.34	5,248
Band 45	3,191.206	11.33	36,156
Band 46	167,866.054	10.28	1,725,663
Band 47	25,407.047	10.26	260,676
	22,472,768.339		$ 552,999,866

Division/Contract	Units	Unit Value		Extended Value	
ING MFS Mid Cap Growth Portfolio - Service 2 Class					
Contracts in accumulation period:					
Band 6	284,928.193	$	15.39	$	4,385,045
Band 7	847.057		15.36		13,011
Band 8	708.002		15.31		10,840
Band 10	124,704.577		15.26		1,902,992
Band 11	558.902		15.23		8,512
Band 12	127,198.187		15.21		1,934,684
Band 14	51,547.326		10.92		562,897
Band 15	70,497.840		10.91		769,131
Band 17	88,311.983		10.88		960,834
Band 20	512,733.120		15.16		7,773,034
Band 46	83,190.516		10.26		853,535
	1,345,225.703			$	19,174,515

232

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	5,014.072	$ 26.34	$ 132,071
Band 2	126,834.460	25.75	3,265,987
Band 3	3,636.048	24.74	89,956
Band 4	436,317.916	25.03	10,921,037
Band 5	393,623.548	24.89	9,797,290
Band 6	7,790,024.776	24.62	191,790,410
Band 7	6,154,564.589	24.47	150,602,195
Band 8	4,628,388.566	24.19	111,960,719
Band 9	1,025,682.777	24.06	24,677,928
Band 10	3,365,928.790	23.92	80,513,017
Band 11	6,887,224.475	23.78	163,778,198
Band 12	2,268,000.090	23.65	53,638,202
Band 13	4,475,568.006	23.51	105,220,604
Band 14	6,211,415.132	23.25	144,415,402
Band 15	593,459.223	23.11	13,714,843
Band 16	185,448.866	22.85	4,237,507
Band 17	2,090,749.353	22.72	47,501,825
Band 18	165,426.723	22.59	3,736,990
Band 19	427,196.633	22.33	9,539,301
Band 20	2,156,038.577	23.38	50,408,182
Band 21	540,719.382	22.98	12,425,731
Band 22	377.129	25.03	9,440
Band 23	24,979.713	24.62	615,001
Band 24	243.731	27.25	6,642
Band 25	109,301.864	26.05	2,847,314
Band 26	436,951.109	25.90	11,317,034
Band 27	160,971.670	25.03	4,029,121
Band 28	50,574.961	24.60	1,244,144
Band 29	586,331.747	24.46	14,341,675
Band 30	339,932.362	23.64	8,036,001
Band 31	157,558.632	23.24	3,661,663
Band 32	87,953.886	22.48	1,977,203
Band 33	30,904.437	21.98	679,280
Band 34	68,869.901	21.60	1,487,590
Band 35	139,053.712	26.49	3,683,533
Band 36	12,995.946	25.90	336,595
Band 37	12,267.526	25.46	312,331
Band 38	141,256.742	12.24	1,728,983
Band 39	56,708.262	12.18	690,707
Band 40	18,266.157	12.14	221,751
Band 41	116,327.898	11.78	1,370,343
Band 42	40,241.073	11.72	471,625
Band 43	351,195.310	11.68	4,101,961
Band 44	47,315.171	10.88	514,789
Band 45	54,721.019	10.77	589,345
Band 46	761,973.949	10.17	7,749,275
Band 47	218,183.942	10.15	2,214,567
	53,956,719.851		$ 1,266,605,308

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	617,828.755	$ 12.78	$ 7,895,851
Band 7	56,098.792	12.76	715,821
Band 8	13,722.826	12.71	174,417
Band 10	467,727.650	12.67	5,926,109
Band 11	29,602.605	12.65	374,473
Band 12	275,397.758	12.63	3,478,274
Band 13	4,285.809	10.19	43,672
Band 14	112,693.338	10.79	1,215,961
Band 15	411,264.047	10.78	4,433,426
Band 17	261,119.991	10.75	2,807,040
Band 20	1,404,049.574	12.59	17,676,984
Band 46	363,650.033	10.15	3,691,048
	4,017,441.178		$ 48,433,076

234

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	31.599	$ 10.19	$ 322
Band 2	5,111.639	11.43	58,426
Band 4	51,704.898	11.41	589,953
Band 5	35,316.554	11.40	402,609
Band 6	1,446,985.720	11.40	16,495,637
Band 7	1,762,551.183	11.39	20,075,458
Band 8	704,604.040	11.38	8,018,394
Band 9	175,671.136	11.38	1,999,138
Band 10	1,195,133.600	11.38	13,600,620
Band 11	813,289.705	11.37	9,247,104
Band 12	299,953.396	11.37	3,410,470
Band 13	997,079.476	11.37	11,336,794
Band 14	2,039,372.732	11.36	23,167,274
Band 15	371,810.295	11.35	4,220,047
Band 16	47,517.035	11.35	539,318
Band 17	1,287,255.768	11.34	14,597,480
Band 18	32,025.757	11.34	363,172
Band 19	142,148.104	11.33	1,610,538
Band 20	873,348.988	11.36	9,921,245
Band 21	151,335.113	11.35	1,717,654
Band 25	3,817.743	11.44	43,675
Band 26	62,951.473	11.43	719,535
Band 27	44,224.544	11.41	504,602
Band 28	6,493.597	11.40	74,027
Band 29	222,208.894	11.39	2,530,959
Band 30	58,814.319	11.37	668,719
Band 31	31,643.092	11.36	359,466
Band 32	22,432.921	11.33	254,165
Band 33	22,900.260	11.32	259,231
Band 34	8,089.724	11.31	91,495
Band 41	15,973.526	11.37	181,619
Band 42	8,535.055	11.35	96,873
Band 43	34,469.792	11.34	390,887
Band 44	1,115.700	11.31	12,619
Band 45	11,717.842	11.30	132,412
Band 46	256,994.309	11.33	2,911,746
Band 47	45,126.556	11.32	510,833
	13,289,756.085		$ 151,114,516

235

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Main Street Portfolio® - Service Class			
Contracts in accumulation period:			
Band 1	3,362.665	$ 23.09	$ 77,644
Band 2	94,547.925	22.57	2,133,947
Band 3	6,569.915	21.69	142,501
Band 4	203,611.753	21.94	4,467,242
Band 5	141,155.644	21.82	3,080,016
Band 6	3,895,255.574	21.58	84,059,615
Band 7	2,346,403.833	21.45	50,330,362
Band 8	3,170,903.049	21.20	67,223,145
Band 9	515,156.202	21.08	10,859,493
Band 10	858,685.485	20.96	17,998,048
Band 11	3,897,168.492	20.84	81,216,991
Band 12	728,709.938	20.73	15,106,157
Band 13	1,625,837.058	20.61	33,508,502
Band 14	2,055,418.508	20.37	41,868,875
Band 15	80,941.251	20.26	1,639,870
Band 16	33,155.111	20.03	664,097
Band 17	402,885.961	19.91	8,021,459
Band 18	33,291.124	19.80	659,164
Band 19	100,928.739	19.57	1,975,175
Band 20	536,169.337	20.49	10,986,110
Band 21	144,428.109	20.14	2,908,782
Band 22	415.502	21.94	9,116
Band 23	27,815.698	21.58	600,263
Band 25	67,717.226	22.83	1,545,984
Band 26	22,985.830	22.70	521,778
Band 27	9,445.079	21.94	207,225
Band 28	9,807.903	21.57	211,556
Band 29	85,696.466	21.44	1,837,332
Band 30	41,973.251	20.72	869,686
Band 31	29,660.915	20.37	604,193
Band 32	9,394.248	19.70	185,067
Band 33	1,769.288	19.26	34,076
Band 34	16,355.570	18.93	309,611
Band 41	14,978.785	12.49	187,085
Band 42	117.925	12.43	1,466
Band 43	5,196.517	12.39	64,385
Band 44	5,613.623	11.19	62,816
Band 45	518.715	11.04	5,727
Band 46	108,259.850	10.45	1,131,315
Band 47	19,770.057	10.44	206,399
	21,352,078.121		$ 447,522,275

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Main Street Portfolio® - Service 2 Class			
Contracts in accumulation period:			
Band 6	55,798.537	$ 13.78	$ 768,904
Band 7	1,983.381	13.76	27,291
Band 10	25,466.711	13.67	348,130
Band 12	31,306.981	13.62	426,401
Band 14	6,136.164	11.13	68,296
Band 15	45,800.260	11.12	509,299
Band 17	5,561.653	11.09	61,679
Band 20	137,900.211	13.58	1,872,685
Band 46	25,770.638	10.43	268,788
	335,724.536		$ 4,351,473

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Core Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,750.541	$ 14.67	$ 40,350
Band 2	68,936.561	14.34	988,550
Band 3	3,807.496	13.78	52,467
Band 4	347,304.153	13.95	4,844,893
Band 5	366,482.766	13.87	5,083,116
Band 6	5,880,636.306	13.71	80,623,524
Band 7	6,258,246.871	13.63	85,299,905
Band 8	2,293,825.291	13.48	30,920,765
Band 9	952,308.850	13.40	12,760,939
Band 10	4,194,516.399	13.32	55,870,958
Band 11	4,083,395.066	13.25	54,104,985
Band 12	1,574,541.074	13.17	20,736,706
Band 13	4,451,340.880	13.10	58,312,566
Band 14	5,756,192.875	12.95	74,542,698
Band 15	766,115.071	12.88	9,867,562
Band 16	259,235.590	12.73	3,300,069
Band 17	2,092,826.048	12.66	26,495,178
Band 18	285,759.706	12.58	3,594,857
Band 19	392,076.199	12.44	4,877,428
Band 20	1,973,149.127	13.02	25,690,402
Band 21	782,006.940	12.80	10,009,689
Band 25	90,933.808	14.51	1,319,450
Band 26	673,582.316	14.43	9,719,793
Band 27	228,032.019	13.94	3,178,766
Band 28	71,346.952	13.71	978,167
Band 29	952,489.115	13.63	12,982,427
Band 30	531,244.650	13.17	6,996,492
Band 31	191,646.380	12.95	2,481,821
Band 32	109,824.576	12.52	1,375,004
Band 33	56,068.870	12.24	686,283
Band 34	111,993.012	12.03	1,347,276
Band 35	19,133.539	14.76	282,411
Band 36	3,905.755	14.43	56,360
Band 38	9,655.740	10.82	104,475
Band 39	6,179.640	10.77	66,555
Band 41	141,475.397	10.65	1,506,713
Band 42	101,029.902	10.60	1,070,917
Band 43	149,508.399	10.56	1,578,809
Band 44	44,498.787	10.30	458,338
Band 45	53,941.123	10.24	552,357
Band 46	408,827.738	10.02	4,096,454
Band 47	78,500.173	10.01	785,787
	46,819,271.701		$ 619,642,262

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Core Bond Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	651,492.518	$ 11.01	$ 7,172,933
Band 7	60,348.520	11.00	663,834
Band 8	1,958.841	10.96	21,469
Band 10	461,550.004	10.92	5,040,126
Band 11	14,614.516	10.90	159,298
Band 12	359,273.553	10.89	3,912,489
Band 13	606.188	10.04	6,086
Band 14	88,605.286	10.08	893,141
Band 15	181,386.741	10.07	1,826,564
Band 17	225,034.825	10.05	2,261,600
Band 20	1,063,840.519	10.85	11,542,670
Band 46	224,497.518	10.00	2,244,975
	3,333,209.029		$ 35,745,185

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,668.985	$ 11.52	$ 30,747
Band 2	70,785.810	11.21	793,509
Band 4	413,586.749	11.16	4,615,628
Band 5	365,692.293	11.15	4,077,469
Band 6	8,674,427.101	11.13	96,546,374
Band 7	6,765,562.152	11.12	75,233,051
Band 8	3,361,551.517	11.10	37,313,222
Band 9	965,634.363	11.09	10,708,885
Band 10	4,678,797.625	11.08	51,841,078
Band 11	5,745,874.507	11.07	63,606,831
Band 12	1,906,679.160	11.07	21,106,938
Band 13	4,992,196.378	11.06	55,213,692
Band 14	7,071,207.280	11.04	78,066,128
Band 15	773,925.199	11.03	8,536,395
Band 16	322,694.455	11.01	3,552,866
Band 17	2,858,639.199	11.00	31,445,031
Band 18	126,705.193	10.99	1,392,490
Band 19	551,712.031	10.97	6,052,281
Band 20	2,873,390.320	11.05	31,750,963
Band 21	606,903.440	11.02	6,688,076
Band 24	223.561	11.30	2,526
Band 25	140,884.957	11.23	1,582,138
Band 26	449,333.985	11.22	5,041,527
Band 27	145,467.044	11.16	1,623,412
Band 28	86,009.655	11.13	957,287
Band 29	763,254.901	11.12	8,487,395
Band 30	262,810.708	11.07	2,909,315
Band 31	182,919.946	11.04	2,019,436
Band 32	114,747.567	10.98	1,259,928
Band 33	47,496.885	10.95	520,091
Band 34	62,414.869	10.92	681,570
Band 35	67,116.647	10.56	708,752
Band 36	545.413	10.54	5,749
Band 37	1,439.227	10.53	15,155
Band 38	1,315.628	10.54	13,867
Band 39	1,704.727	10.52	17,934
Band 40	6,582.615	10.51	69,183
Band 41	115,675.578	11.07	1,280,529
Band 42	44,981.656	11.03	496,148
Band 43	129,454.762	11.00	1,424,002
Band 44	23,592.397	10.93	257,865
Band 45	28,388.427	10.90	309,434
Band 46	514,000.347	10.22	5,253,084
Band 47	103,019.018	10.21	1,051,824
	56,422,014.277		$ 624,559,805

240

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,989.023	$ 11.01	$ 21,899
Band 4	38,484.711	10.99	422,947
Band 5	75,956.359	10.99	834,760
Band 6	1,137,342.495	10.98	12,488,021
Band 7	853,111.940	10.98	9,367,169
Band 8	193,802.227	10.97	2,126,010
Band 9	101,945.996	10.97	1,118,348
Band 10	835,052.767	10.96	9,152,178
Band 11	407,726.090	10.96	4,468,678
Band 12	238,161.814	10.95	2,607,872
Band 13	547,803.316	10.95	5,998,446
Band 14	1,221,056.341	10.94	13,358,356
Band 15	130,333.080	10.94	1,425,844
Band 16	16,767.437	10.93	183,268
Band 17	434,680.294	10.93	4,751,056
Band 18	15,462.904	10.92	168,855
Band 19	82,217.507	10.92	897,815
Band 20	603,299.683	10.95	6,606,132
Band 21	127,930.355	10.94	1,399,558
Band 25	5,543.693	11.02	61,092
Band 26	42,278.462	11.01	465,486
Band 27	29,084.091	10.99	319,634
Band 28	11,606.617	10.98	127,441
Band 29	98,943.365	10.98	1,086,398
Band 30	43,430.060	10.95	475,559
Band 31	24,533.800	10.94	268,400
Band 32	9,560.256	10.92	104,398
Band 33	9,715.938	10.91	106,001
Band 34	3,924.866	10.89	42,742
Band 35	40,290.403	11.03	444,403
Band 36	4,555.977	11.01	50,161
Band 37	806.955	11.00	8,877
Band 38	7,676.392	11.01	84,517
Band 39	1,989.123	11.00	21,880
Band 41	9,416.219	10.95	103,108
Band 42	3,517.762	10.94	38,484
Band 43	11,269.896	10.93	123,180
Band 45	2,987.974	10.89	32,539
Band 46	64,841.720	10.92	708,072
Band 47	18,205.384	10.91	198,621
	7,507,303.292		$ 82,268,205

241

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,239.286	$ 10.04	$ 22,482
Band 2	66,904.719	10.93	731,269
Band 3	4,289.963	10.90	46,761
Band 4	90,725.952	10.91	989,820
Band 5	232,844.551	10.90	2,538,006
Band 6	7,692,714.572	10.90	83,850,589
Band 7	7,322,119.274	10.89	79,737,879
Band 8	2,022,538.836	10.89	22,025,448
Band 9	481,919.229	10.88	5,243,281
Band 10	6,591,836.649	10.88	71,719,183
Band 11	3,043,893.388	10.87	33,087,121
Band 12	1,230,020.480	10.87	13,370,323
Band 13	3,271,699.257	10.87	35,563,371
Band 14	8,389,895.026	10.86	91,114,260
Band 15	1,259,567.340	10.86	13,678,901
Band 16	179,198.648	10.85	1,944,305
Band 17	4,290,103.886	10.84	46,504,726
Band 18	129,724.414	10.84	1,406,213
Band 19	550,111.197	10.83	5,957,704
Band 20	5,017,559.478	10.86	54,490,696
Band 21	565,707.969	10.85	6,137,931
Band 25	57,194.663	10.93	625,138
Band 26	38,742.200	10.93	423,452
Band 27	65,389.170	10.91	713,396
Band 28	1,029.561	10.90	11,222
Band 29	130,232.202	10.89	1,418,229
Band 30	39,379.510	10.87	428,055
Band 31	13,303.487	10.86	144,476
Band 32	17,208.738	10.84	186,543
Band 33	879.923	10.82	9,521
Band 34	8,267.214	10.81	89,369
Band 35	118,868.379	10.94	1,300,420
Band 36	11,664.043	10.93	127,488
Band 37	17,745.005	10.92	193,775
Band 38	88,703.955	10.93	969,534
Band 39	21,587.445	10.91	235,519
Band 40	10,950.485	10.90	119,360
Band 41	18,875.052	10.87	205,172
Band 42	14,600.795	10.86	158,565
Band 43	44,756.499	10.84	485,160
Band 44	6,708.636	10.82	72,587
Band 45	20,276.018	10.81	219,184
Band 46	1,254,076.660	10.84	13,594,191
Band 47	112,653.919	10.83	1,220,042
	54,548,707.673		$ 593,110,667

242

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers All Cap Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	40,802.679	$ 13.14	$ 536,147
Band 3	5,538.298	12.87	71,278
Band 4	60,553.909	12.94	783,568
Band 5	311,377.369	12.91	4,019,882
Band 6	3,224,773.001	12.83	41,373,838
Band 7	4,573,148.925	12.79	58,490,575
Band 8	1,052,819.507	12.71	13,381,336
Band 9	613,197.928	12.68	7,775,350
Band 10	2,187,033.835	12.64	27,644,108
Band 11	2,670,338.536	12.60	33,646,266
Band 12	1,418,419.437	12.56	17,815,348
Band 13	3,073,205.478	12.52	38,476,533
Band 14	5,738,127.877	12.45	71,439,692
Band 15	146,623.380	12.41	1,819,596
Band 16	108,441.947	12.34	1,338,174
Band 17	1,587,622.013	12.30	19,527,751
Band 18	193,262.101	12.26	2,369,393
Band 19	375,816.916	12.19	4,581,208
Band 20	1,281,384.439	12.49	16,004,492
Band 21	348,655.790	12.37	4,312,872
Band 25	58,738.932	13.22	776,529
Band 26	15,837.304	12.35	195,591
Band 27	7,058.433	12.26	86,536
Band 28	10,195.938	12.22	124,594
Band 29	42,941.080	12.20	523,881
Band 30	28,354.125	12.12	343,652
Band 31	28,570.046	12.07	344,840
Band 32	2,784.153	11.99	33,382
Band 33	4,834.119	11.93	57,671
Band 34	5,162.945	11.89	61,387
Band 41	3,016.574	12.12	36,561
Band 42	1,116.798	12.06	13,469
Band 43	26,775.904	12.02	321,846
Band 44	1,799.015	10.72	19,285
Band 45	1,266.698	10.56	13,376
Band 46	173,135.692	10.37	1,795,417
Band 47	63,693.281	10.35	659,225
	29,486,424.402		$ 370,814,649

Division/Contract	Units	Unit Value		Extended Value	
ING Salomon Brothers All Cap Portfolio - Service 2 Class					
Contracts in accumulation period:					
Band 6	280,106.701	$	14.25	$	3,991,520
Band 7	3,334.455		14.23		47,449
Band 10	225,108.442		14.13		3,180,782
Band 11	3,119.786		14.11		44,020
Band 12	113,807.346		14.09		1,603,546
Band 13	7,112.290		10.40		73,968
Band 14	52,409.035		10.57		553,964
Band 15	151,807.581		10.56		1,603,088
Band 17	145,905.440		10.54		1,537,843
Band 20	491,417.292		14.04		6,899,499
Band 46	146,501.875		10.36		1,517,759
	1,620,630.243			$	21,053,438

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Currently payable annuity contracts			$ 4,060,424
Contracts in accumulation period:			
Band 1	24,921.252	$ 46.65	1,158,086
Band 2	662,050.649	45.08	25,789,309
Band 3	15,085.690	42.46	640,538
Band 4	300,781.726	43.26	13,011,817
Band 5	326,105.971	42.84	13,970,380
Band 6	7,736,987.149	42.17	326,268,748
Band 7	6,790,537.752	41.75	283,504,951
Band 8	4,202,039.137	41.10	172,703,809
Band 9	717,996.231	40.69	29,215,267
Band 10	4,439,197.886	40.34	179,077,243
Band 11	5,150,060.518	39.99	205,950,920
Band 12	1,977,648.616	39.65	78,413,768
Band 13	5,593,875.489	39.31	219,895,245
Band 14	6,812,134.163	38.64	263,220,864
Band 15	1,075,767.897	38.31	41,212,668
Band 16	262,757.979	37.65	9,892,838
Band 17	3,689,659.179	37.33	137,734,977
Band 18	261,950.655	37.01	9,694,794
Band 19	523,349.427	36.37	19,034,219
Band 20	3,031,654.722	38.98	118,173,901
Band 21	568,406.920	37.98	21,588,095
Band 25	95,411.520	45.87	4,376,526
Band 26	175,768.664	11.04	1,940,486
Band 27	58,642.296	11.01	645,652
Band 28	10,148.749	11.00	111,636
Band 29	404,984.485	11.00	4,454,829
Band 30	102,114.006	10.97	1,120,191
Band 31	51,306.131	10.96	562,315
Band 32	34,086.005	10.94	372,901
Band 33	5,995.753	10.92	65,474
Band 34	4,168.127	10.91	45,474
Band 41	13,752.552	10.97	150,865
Band 42	4,339.693	10.96	47,563
Band 43	99,865.917	10.95	1,093,532
Band 44	1,286.364	10.92	14,047
Band 45	23,639.123	10.91	257,903
Band 46	4,248,742.265	10.69	45,419,055
Band 47	472,633.962	10.68	5,047,731
	59,969,854.620		$ 2,239,939,041

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	1,145,413.070	$ 15.02	$ 17,204,104
Band 7	5,235.616	15.00	78,534
Band 10	756,668.358	14.90	11,274,359
Band 11	21,266.003	14.87	316,225
Band 12	733,570.180	14.85	10,893,517
Band 13	9,105.310	10.72	97,609
Band 14	185,197.580	11.88	2,200,147
Band 15	629,093.425	11.87	7,467,339
Band 17	384,162.981	11.84	4,548,490
Band 20	1,900,812.723	14.80	28,132,028
Band 46	872,957.205	10.67	9,314,453
	6,643,482.451		$ 91,526,805

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class			
Currently payable annuity contracts			$ 2,609,685
Contracts in accumulation period:			
Band 1	80,962.214	$ 32.42	2,565,959
Band 2	1,279,142.443	31.33	37,524,684
Band 3	21,179.577	29.51	625,009
Band 4	210,738.957	30.06	6,334,813
Band 5	215,180.422	29.77	6,405,921
Band 6	4,330,652.538	29.30	126,888,119
Band 7	4,138,394.220	29.01	120,054,816
Band 8	2,000,177.789	28.56	57,125,078
Band 9	446,944.449	28.28	12,639,589
Band 10	2,827,868.346	28.03	79,265,150
Band 11	3,337,338.041	27.79	92,744,624
Band 12	1,177,281.955	27.56	32,445,891
Band 13	2,579,967.335	27.32	70,484,708
Band 14	4,873,923.428	26.85	130,864,844
Band 15	407,663.404	26.62	10,852,000
Band 16	151,504.794	26.17	3,964,880
Band 17	1,954,975.287	25.94	50,712,059
Band 18	122,895.794	25.72	3,160,880
Band 19	306,994.581	25.28	7,760,823
Band 20	1,864,735.918	27.09	50,515,696
Band 21	435,246.966	26.39	11,486,167
Band 24	875.469	34.12	29,871
Band 25	66,891.078	31.88	2,132,488
Band 26	257,329.763	11.55	2,972,159
Band 27	81,037.973	11.49	931,126
Band 28	27,193.959	11.46	311,643
Band 29	185,397.017	11.45	2,122,796
Band 30	116,091.725	11.40	1,323,446
Band 31	36,115.298	11.37	410,631
Band 32	25,903.349	11.31	292,967
Band 33	6,082.307	11.27	68,548
Band 34	14,583.557	11.24	163,919
Band 35	10,509.298	10.70	112,449
Band 36	4,696.266	10.69	50,203
Band 37	11,951.721	10.68	127,644
Band 38	3,044.183	10.68	32,512
Band 39	6,730.225	10.67	71,812
Band 40	649.543	10.66	6,924
Band 41	55,858.665	11.40	636,789
Band 42	46,534.220	11.36	528,629
Band 43	88,815.133	11.33	1,006,275
Band 44	4,124.231	11.26	46,439
Band 45	45,329.451	11.14	504,970
Band 46	778,012.578	10.36	8,060,210
Band 47	128,947.333	10.34	1,333,315
	34,766,472.800		$ 940,309,160

247

Division/Contract	Units	Unit Value		Extended Value
ING T. Rowe Price Equity Income Portfolio - Service 2 Class				
Contracts in accumulation period:				
Band 6	467,347.486	$ 14.01	$	6,547,538
Band 8	563.756	13.94		7,859
Band 10	305,604.895	13.90		4,247,908
Band 11	35,207.359	13.87		488,326
Band 12	213,811.686	13.85		2,961,292
Band 14	68,461.612	11.34		776,355
Band 15	149,598.147	11.33		1,694,947
Band 17	143,763.972	11.30		1,624,533
Band 20	796,391.429	13.80		10,990,202
Band 46	188,092.485	10.34		1,944,876
	2,368,842.827		$	31,283,836

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class			
Currently payable annuity contracts			$ 586,552
Contracts in accumulation period:			
Band 1	5,510.454	$ 23.82	131,259
Band 2	718,121.974	23.20	16,073,878
Band 3	10,710.258	22.16	237,339
Band 4	185,032.457	22.43	4,150,278
Band 5	225,121.661	22.26	5,011,208
Band 6	1,908,440.291	21.99	41,966,602
Band 7	2,442,312.265	21.81	53,266,830
Band 8	1,894,004.939	21.56	40,834,746
Band 9	478,115.413	21.38	10,222,108
Band 10	1,493,365.613	21.24	31,719,086
Band 11	1,260,151.072	21.10	26,589,188
Band 12	682,574.567	20.96	14,306,763
Band 13	1,545,864.510	20.82	32,184,899
Band 14	2,134,120.346	20.54	43,834,832
Band 15	131,684.018	20.40	2,686,354
Band 16	48,023.338	20.13	966,710
Band 17	780,723.915	19.99	15,606,671
Band 18	45,619.699	19.86	906,007
Band 19	193,978.867	19.59	3,800,046
Band 20	903,228.363	20.68	18,678,763
Band 21	210,121.877	20.26	4,257,069
Band 24	1,150.794	24.75	28,482
Band 25	116,134.303	23.47	2,725,672
Band 26	1,522.019	11.53	17,549
Band 27	36.824	11.51	424
Band 29	2,425.242	11.49	27,866
Band 30	2,414.630	11.47	27,696
Band 31	6,245.827	11.46	71,577
Band 32	2,998.222	11.43	34,270
Band 33	4,675.350	11.42	53,393
Band 41	3,444.420	11.47	39,508
Band 43	649.295	11.44	7,428
Band 46	203,294.611	11.02	2,240,307
Band 47	32,019.538	11.00	352,215
	17,673,836.972		$ 373,643,575

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	50,356.346	$ 16.25	$ 818,291
Band 7	638.945	16.23	10,370
Band 10	60,246.389	16.12	971,172
Band 12	42,915.616	16.06	689,225
Band 13	5,253.090	11.05	58,047
Band 14	13,486.315	11.55	155,767
Band 15	24,652.485	11.54	284,490
Band 17	20,829.767	11.51	239,751
Band 20	185,076.741	16.01	2,963,079
Band 46	25,318.331	11.00	278,502
	428,774.025		$ 6,468,694

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	35,771.895	$ 9.92	$ 354,857
Band 4	54,899.551	9.79	537,467
Band 5	68,657.915	9.76	670,101
Band 6	1,439,257.201	9.71	13,975,187
Band 7	1,664,553.649	9.68	16,112,879
Band 8	352,515.100	9.63	3,394,720
Band 9	323,639.696	9.61	3,110,177
Band 10	972,804.432	9.58	9,319,466
Band 11	1,060,993.665	9.56	10,143,099
Band 12	517,170.514	9.53	4,928,635
Band 13	1,054,273.595	9.50	10,015,599
Band 14	1,872,418.280	9.45	17,694,353
Band 15	131,333.135	9.43	1,238,471
Band 16	57,435.523	9.38	538,745
Band 17	622,329.205	9.35	5,818,778
Band 18	35,631.060	9.33	332,438
Band 19	164,171.808	9.28	1,523,514
Band 20	687,286.688	9.48	6,515,478
Band 21	118,733.909	9.40	1,116,099
Band 24	5,634.518	10.18	57,359
Band 25	17,952.652	9.97	178,988
Band 26	168,546.279	11.56	1,948,395
Band 27	41,290.651	11.50	474,842
Band 28	48,245.143	11.47	553,372
Band 29	147,253.508	11.46	1,687,525
Band 30	43,094.528	11.41	491,709
Band 31	32,528.869	11.38	370,179
Band 32	17,397.943	11.32	196,945
Band 33	1,895.324	11.28	21,379
Band 34	8,629.868	11.25	97,086
Band 41	75,886.308	11.41	865,863
Band 42	663.077	11.37	7,539
Band 43	23,782.807	11.34	269,697
Band 44	1,362.249	11.27	15,353
Band 45	16,861.600	11.19	188,681
Band 46	71,153.436	10.54	749,957
Band 47	30,460.812	10.53	320,752
	11,986,516.393		$ 115,835,684

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Allocation Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	55,115.136	$ 13.02	$ 717,599
Band 8	16,066.656	12.97	208,385
Band 10	30,350.211	12.94	392,732
Band 11	11,839.460	12.92	152,966
Band 12	8,317.329	12.90	107,294
Band 14	2,562.361	11.22	28,750
Band 15	32,022.652	11.21	358,974
Band 17	72,993.982	11.17	815,343
Band 20	109,275.410	12.87	1,406,375
Band 46	49,453.783	10.53	520,748
	387,996.980		$ 4,709,166

252

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	441.664	$ 11.71	$ 5,172
Band 2	19,801.356	11.62	230,092
Band 3	4,137.660	11.47	47,459
Band 4	8,037.390	11.51	92,510
Band 5	22,289.811	11.49	256,110
Band 6	679,105.867	11.45	7,775,762
Band 7	860,338.901	11.43	9,833,674
Band 8	279,057.408	11.38	3,175,673
Band 9	65,787.477	11.36	747,346
Band 10	475,714.468	11.34	5,394,602
Band 11	392,707.703	11.32	4,445,451
Band 12	269,677.708	11.30	3,047,358
Band 13	552,480.019	11.28	6,231,975
Band 14	779,303.572	11.24	8,759,372
Band 15	67,657.804	11.22	759,121
Band 16	18,713.905	11.17	209,034
Band 17	332,795.455	11.15	3,710,669
Band 18	9,731.988	11.13	108,317
Band 19	52,677.314	11.09	584,191
Band 20	287,327.259	11.26	3,235,305
Band 21	75,745.960	11.20	848,355
Band 25	4,967.471	11.66	57,921
Band 26	16,814.720	12.68	213,211
Band 27	2,302.333	12.66	29,148
Band 28	650.116	12.64	8,217
Band 29	18,169.976	12.64	229,669
Band 30	2,479.651	12.61	31,268
Band 31	3,805.444	12.60	47,949
Band 32	152.235	12.57	1,914
Band 34	222.781	12.54	2,794
Band 43	3,409.589	12.58	42,893
Band 44	1,980.263	12.55	24,852
Band 45	303.476	12.53	3,803
Band 46	47,917.885	11.41	546,743
Band 47	14,213.882	11.40	162,038
	5,370,920.511		$ 60,899,968

253

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	162,102.599	$ 14.06	$ 2,279,163
Band 8	416.490	13.99	5,827
Band 10	95,329.359	13.94	1,328,891
Band 11	6,782.755	13.92	94,416
Band 12	72,195.295	13.90	1,003,515
Band 13	2,446.601	11.46	28,038
Band 14	31,175.031	11.93	371,918
Band 15	49,490.527	11.92	589,927
Band 17	79,466.367	11.88	944,060
Band 20	427,051.384	13.85	5,914,662
Band 46	22,508.263	11.41	256,819
	948,964.671		$ 12,817,236

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Global Franchise Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	8,048.069	$ 13.73	$ 110,500
Band 2	6,518.665	13.63	88,849
Band 4	27,065.651	13.50	365,386
Band 5	54,120.938	13.48	729,550
Band 6	2,467,074.803	13.43	33,132,815
Band 7	1,684,841.768	13.40	22,576,880
Band 8	790,792.100	13.35	10,557,075
Band 9	139,673.950	13.33	1,861,854
Band 10	2,119,939.147	13.30	28,195,191
Band 11	758,831.389	13.28	10,077,281
Band 12	339,824.683	13.25	4,502,677
Band 13	1,194,633.031	13.23	15,804,995
Band 14	2,218,687.004	13.18	29,242,295
Band 15	443,051.978	13.15	5,826,134
Band 16	77,449.417	13.10	1,014,587
Band 17	1,601,078.589	13.08	20,942,108
Band 18	19,227.443	13.06	251,110
Band 19	208,302.686	13.01	2,710,018
Band 20	879,133.720	13.20	11,604,565
Band 21	162,921.587	13.13	2,139,160
Band 25	13,205.000	13.68	180,644
Band 26	28,114.662	10.68	300,265
Band 27	7,025.937	10.66	74,896
Band 28	535.915	10.65	5,708
Band 29	95,199.206	10.65	1,013,872
Band 30	27,021.240	10.62	286,966
Band 31	19,921.494	10.61	211,367
Band 32	14,148.120	10.59	149,829
Band 33	874.944	10.57	9,248
Band 34	475.843	10.56	5,025
Band 41	2,142.460	10.62	22,753
Band 42	484.108	10.61	5,136
Band 43	21,348.630	10.60	226,295
Band 45	3,082.751	10.56	32,554
Band 46	815,601.085	11.12	9,069,484
Band 47	38,048.329	11.10	422,336
	16,288,446.342		$ 213,749,408

Division/Contract	Units	Unit Value		Extended Value	
ING Van Kampen Global Franchise Portfolio - Service 2 Class					
Contracts in accumulation period:					
Band 6	910,711.580	$	14.38	$	13,096,033
Band 7	5,947.142		14.35		85,341
Band 8	502.799		14.31		7,195
Band 10	689,969.704		14.26		9,838,968
Band 11	19,758.438		14.23		281,163
Band 12	307,508.132		14.21		4,369,691
Band 13	11,021.337		11.15		122,888
Band 14	73,748.530		11.89		876,870
Band 15	604,281.545		11.88		7,178,865
Band 17	365,852.176		11.85		4,335,348
Band 20	1,512,926.909		14.16		21,423,045
Band 46	417,482.276		11.10		4,634,053
	4,919,710.568			$	66,249,460

256

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Growth and Income Portfolio - Service Class			
Currently payable annuity contracts			$ 572,308
Contracts in accumulation period:			
Band 1	8,594.714	$ 30.13	255,995
Band 2	678,014.699	29.39	19,357,508
Band 3	14,058.884	28.14	395,617
Band 4	402,732.368	28.53	11,489,954
Band 5	197,981.377	28.32	5,606,833
Band 6	4,720,301.215	28.01	132,215,637
Band 7	2,551,629.744	27.80	70,935,307
Band 8	4,924,060.733	27.50	135,411,670
Band 9	432,481.373	27.29	11,802,417
Band 10	1,524,989.615	27.12	41,357,718
Band 11	5,222,280.714	26.95	140,740,465
Band 12	747,520.757	26.79	20,026,081
Band 13	1,917,352.992	26.62	51,039,937
Band 14	2,851,108.262	26.29	74,955,636
Band 15	188,468.090	26.13	4,924,671
Band 16	75,827.725	25.80	1,956,355
Band 17	953,341.345	25.64	24,443,672
Band 18	93,479.847	25.48	2,381,866
Band 19	162,843.025	25.17	4,098,759
Band 20	827,054.651	26.46	21,883,866
Band 21	194,956.516	25.96	5,061,071
Band 24	48.636	31.26	1,520
Band 25	47,280.012	29.76	1,407,053
Band 26	45,310.580	11.15	505,213
Band 27	24,705.862	11.13	274,976
Band 28	2,253.804	11.11	25,040
Band 29	64,110.259	11.11	712,265
Band 30	25,455.653	11.09	282,303
Band 31	18,859.533	11.07	208,775
Band 32	7,764.264	11.05	85,795
Band 33	174.069	11.04	1,922
Band 34	2,902.583	11.02	31,986
Band 41	1,542.130	11.09	17,102
Band 42	1,077.935	11.07	11,933
Band 43	19,320.764	11.06	213,688
Band 44	2,889.825	11.03	31,875
Band 46	603,373.849	10.98	6,625,045
Band 47	44,660.026	10.97	489,920
	29,600,808.430		$ 791,839,754

257

Division/Contract	Units	Unit Value		Extended Value	
ING Van Kampen Growth and Income Portfolio - Service 2 Class					
Contracts in accumulation period:					
Band 6	777,842.697	$	15.00	$	11,667,640
Band 7	16,892.029		14.98		253,043
Band 8	596.715		14.93		8,909
Band 10	405,622.980		14.88		6,035,670
Band 11	18,380.785		14.85		272,955
Band 12	445,769.656		14.83		6,610,764
Band 13	14,767.163		11.01		162,586
Band 14	41,287.162		11.89		490,904
Band 15	291,243.936		11.88		3,459,978
Band 17	426,490.711		11.85		5,053,915
Band 20	2,184,319.892		14.78		32,284,248
Band 46	373,566.528		10.96		4,094,289
	4,996,780.254			$	70,394,901

258

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Real Estate Portfolio - Service Class			
Currently payable annuity contracts			$ 626,084
Contracts in accumulation period:			
Band 1	5,700.255	$ 65.94	375,875
Band 2	156,267.413	63.73	9,332,838
Band 3	1,864.170	60.02	111,887
Band 4	79,153.010	61.15	4,840,207
Band 5	73,447.876	60.56	4,448,003
Band 6	1,718,844.894	59.61	102,460,344
Band 7	1,530,873.795	59.02	90,352,171
Band 8	829,769.013	58.10	48,209,580
Band 9	155,995.498	57.52	8,972,861
Band 10	935,631.018	57.02	53,349,681
Band 11	952,425.284	56.54	53,850,126
Band 12	364,508.641	56.05	20,430,709
Band 13	1,005,106.567	55.57	55,853,772
Band 14	1,590,375.530	54.62	86,866,311
Band 15	303,357.413	54.16	16,429,837
Band 16	55,872.468	53.23	2,974,091
Band 17	891,144.805	52.77	47,025,711
Band 18	41,609.527	52.32	2,177,010
Band 19	116,655.007	51.42	5,998,400
Band 20	749,064.887	55.10	41,273,475
Band 21	82,572.095	53.69	4,433,296
Band 24	73.330	69.41	5,090
Band 25	17,249.299	64.84	1,118,445
Band 26	119,731.329	16.13	1,931,266
Band 27	60,681.702	16.05	973,941
Band 28	5,685.512	16.01	91,025
Band 29	205,693.966	16.00	3,291,103
Band 30	63,136.324	15.92	1,005,130
Band 31	41,575.126	15.88	660,213
Band 32	20,875.191	15.80	329,828
Band 33	15,589.613	15.75	245,536
Band 34	4,516.579	15.71	70,955
Band 41	39,324.601	15.92	626,048
Band 42	15,539.759	15.87	246,616
Band 43	79,857.651	15.83	1,264,147
Band 44	3,321.008	15.73	52,239
Band 45	13,341.729	15.46	206,263
Band 46	864,134.168	11.65	10,067,163
Band 47	134,772.680	11.63	1,567,406
	13,345,338.733		$ 684,144,683

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Real Estate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	305,432.728	$ 20.33	$ 6,209,447
Band 7	1,105.607	20.30	22,444
Band 8	102.241	20.23	2,068
Band 10	196,329.043	20.16	3,957,994
Band 11	3,792.472	20.13	76,342
Band 12	93,052.246	20.10	1,870,350
Band 13	6,924.593	11.69	80,948
Band 14	38,674.418	14.44	558,459
Band 15	181,171.861	14.42	2,612,498
Band 17	106,786.488	14.38	1,535,590
Band 20	507,669.753	20.03	10,168,625
Band 46	163,226.851	11.64	1,899,961
	1,604,268.301		$ 28,994,726
ING VP Index Plus International Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	2,821.743	$ 10.33	$ 29,149
Band 7	1,417.028	10.33	14,638
Band 8	236.860	10.32	2,444
Band 9	74.092	10.32	765
Band 10	361.350	10.32	3,729
Band 14	1,107.373	10.32	11,428
Band 17	9,706.288	10.32	100,169
Band 19	1,650.738	10.32	17,036
Band 20	2,624.859	10.32	27,089
Band 21	905.346	10.32	9,343
Band 26	254.790	10.33	2,632
Band 46	290.491	10.32	2,998
Band 47	1,763.353	10.32	18,198
	23,214.311		$ 239,618

Division/Contract	Units	Unit Value	Extended Value
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class			
Currently payable annuity contracts			$ 975,735
Contracts in accumulation period:			
Band 1	11,394.991	$ 24.47	278,835
Band 2	734,822.346	23.81	17,496,120
Band 3	7,693.622	22.68	174,491
Band 4	137,625.209	23.03	3,169,509
Band 5	123,088.426	22.85	2,812,571
Band 6	1,732,178.673	22.56	39,077,951
Band 7	1,362,894.212	22.38	30,501,572
Band 8	1,746,424.952	22.10	38,595,991
Band 9	429,046.360	21.92	9,404,696
Band 10	348,784.681	21.76	7,589,555
Band 11	2,180,114.511	21.61	47,112,275
Band 12	405,711.066	21.46	8,706,559
Band 13	1,109,749.096	21.32	23,659,851
Band 14	1,562,213.992	21.02	32,837,738
Band 15	17,818.466	20.88	372,050
Band 16	21,127.478	20.59	435,015
Band 17	259,461.455	20.44	5,303,392
Band 18	28,859.188	20.30	585,842
Band 19	63,006.334	20.02	1,261,387
Band 20	258,839.174	21.17	5,479,625
Band 21	62,483.452	20.73	1,295,282
Band 25	26,261.129	24.14	633,944
Band 26	7,359.520	11.29	83,089
Band 28	421.281	11.25	4,739
Band 29	22,680.258	11.25	255,153
Band 30	4,134.847	11.22	46,393
Band 31	238.743	11.21	2,676
Band 32	532.723	11.19	5,961
Band 34	245.547	11.16	2,740
Band 43	375.335	11.19	4,200
Band 46	38,682.747	10.60	410,037
Band 47	15,823.061	10.58	167,408
	12,720,092.875		$ 277,766,647

Division/Contract	Units	Unit Value	Extended Value
ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	41,865.019	$ 14.55	$ 609,136
Band 10	24,619.791	14.43	355,264
Band 11	793.702	14.40	11,429
Band 12	13,288.769	14.38	191,093
Band 13	539.638	10.63	5,736
Band 14	4,877.047	11.29	55,062
Band 15	9,131.379	11.28	103,002
Band 17	21,913.621	11.25	246,528
Band 20	157,365.828	14.33	2,255,052
Band 46	16,605.539	10.59	175,853
	291,000.333		$ 4,008,155
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	435.170	$ 9.72	$ 4,230
Band 10	503.014	9.71	4,884
Band 13	302.116	9.71	2,934
Band 17	483.314	9.71	4,693
Band 19	2,586.864	9.71	25,118
Band 30	507.357	9.71	4,926
Band 46	572.605	9.71	5,560
Band 47	1,876.817	9.71	18,224
	7,267.257		$ 70,569

Division/Contract	Units	Unit Value	Extended Value
ING American Century Large Company Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	21,353.857	$ 10.89	$ 232,544
Band 36	3,269.147	10.80	35,307
Band 38	23,574.034	12.69	299,154
Band 39	5,592.172	12.63	70,629
Band 40	3,423.890	12.58	43,073
	57,213.100		$ 680,707
ING American Century Select Portfolio - Initial Class			
Contracts in accumulation period:			
Band 35	33,085.024	$ 10.77	$ 356,326
Band 36	3,716.510	10.75	39,952
Band 38	11,099.715	10.75	119,322
Band 40	1,696.629	10.72	18,188
	49,597.878		$ 533,788
ING American Century Select Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	1,401.094	$ 9.08	$ 12,722
Band 36	4,605.341	9.01	41,494
Band 37	401.112	8.95	3,590
Band 40	77.374	11.96	925
	6,484.921		$ 58,731
ING American Century Small Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	10,938.794	$ 14.06	$ 153,799
Band 36	3,736.905	13.96	52,167
Band 38	15,824.685	15.17	240,060
Band 39	1,350.536	15.10	20,393
Band 40	1,125.414	15.04	16,926
	32,976.334		$ 483,345

263

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	4,273.628	$ 11.04	$ 47,181
Band 4	18,568.436	11.02	204,624
Band 5	20,261.249	11.01	223,076
Band 6	857,117.778	11.01	9,436,867
Band 7	613,541.149	11.00	6,748,953
Band 8	352,009.557	10.99	3,868,585
Band 9	74,392.683	10.99	817,576
Band 10	966,410.584	10.99	10,620,852
Band 11	288,122.542	10.98	3,163,586
Band 12	96,126.075	10.98	1,055,464
Band 13	428,655.021	10.97	4,702,346
Band 14	390,338.374	10.97	4,282,012
Band 15	315,123.355	10.96	3,453,752
Band 16	28,826.035	10.95	315,645
Band 17	494,887.959	10.95	5,419,023
Band 18	672.508	10.95	7,364
Band 19	21,318.796	10.94	233,228
Band 20	177,512.013	10.97	1,947,307
Band 21	44,795.245	10.96	490,956
Band 26	72,995.595	11.04	805,871
Band 27	5,170.492	11.02	56,979
Band 28	3,177.339	11.00	34,951
Band 29	111,723.704	11.00	1,228,961
Band 30	22,585.848	10.98	247,993
Band 31	17,234.753	10.97	189,065
Band 32	8,499.453	10.94	92,984
Band 34	3,350.716	10.92	36,590
Band 35	86,471.352	15.62	1,350,683
Band 36	19,020.627	15.51	295,010
Band 37	7,212.122	15.42	111,211
Band 38	44,569.547	15.48	689,937
Band 39	13,234.243	15.40	203,807
Band 40	4,222.158	15.35	64,810
Band 41	4,520.914	10.98	49,640
Band 42	4,427.500	10.96	48,525
Band 43	37,432.920	10.95	409,890
Band 45	5,357.350	10.91	58,449
Band 46	231,707.736	10.94	2,534,883
Band 47	44,082.375	10.93	481,820
	5,939,949.731		$ 66,030,456

264

Division/Contract	Units	Unit Value	Extended Value
ING Davis Venture Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	7,654.268	$ 9.91	$ 75,854
Band 7	13,665.805	9.91	135,428
Band 8	1,991.155	9.91	19,732
Band 9	369.103	9.91	3,658
Band 10	43,804.074	9.91	434,098
Band 11	15,529.327	9.91	153,896
Band 13	19,330.168	9.91	191,562
Band 14	5,264.276	9.91	52,169
Band 15	957.995	9.91	9,494
Band 17	12,015.763	9.90	118,956
Band 20	10,669.120	9.91	105,731
Band 21	1,446.182	9.91	14,332
Band 29	1,261.844	9.91	12,505
Band 30	5,194.043	9.91	51,473
Band 35	30,426.274	11.48	349,294
Band 36	3,441.709	11.39	39,201
Band 37	203.873	11.32	2,308
Band 38	24,006.667	13.09	314,247
Band 39	1,001.638	13.02	13,041
Band 40	1,432.026	12.98	18,588
Band 42	1,170.076	9.91	11,595
Band 46	9,453.130	9.90	93,586
	210,288.516		$ 2,220,748
ING Fundamental Research Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	24,285.719	$ 11.01	$ 267,386
Band 7	828.946	11.01	9,127
Band 8	3,063.055	11.00	33,694
Band 10	17,592.746	10.99	193,344
Band 11	6,996.147	10.99	76,888
Band 12	828.019	10.98	9,092
Band 13	793.401	10.98	8,712
Band 14	369.259	10.97	4,051
Band 15	5,428.061	10.97	59,546
Band 17	7,655.861	10.96	83,908
Band 20	730.633	10.98	8,022
Band 21	742.266	10.96	8,135
Band 46	935.071	10.95	10,239
	70,249.184		$ 772,144
ING Goldman Sachs® Capital Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 38	823.336	$ 12.26	$ 10,094
Band 40	175.808	12.16	2,138
	999.144		$ 12,232

265

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Fleming International Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,163.802	15.18	17,667
Band 4	20,494.111	15.09	309,256
Band 5	8,397.325	15.08	126,632
Band 6	851,235.320	15.04	12,802,579
Band 7	521,949.866	15.02	7,839,687
Band 8	207,419.121	14.99	3,109,213
Band 9	64,618.110	14.97	967,333
Band 10	741,906.141	14.95	11,091,497
Band 11	257,960.683	14.93	3,851,353
Band 12	87,927.329	14.92	1,311,876
Band 13	275,628.628	14.90	4,106,867
Band 14	772,617.931	14.86	11,481,102
Band 15	416,050.393	14.85	6,178,348
Band 16	17,073.544	14.81	252,859
Band 17	598,029.249	14.79	8,844,853
Band 18	1,485.440	14.77	21,940
Band 19	145,165.815	14.74	2,139,744
Band 20	648,084.440	14.88	9,643,496
Band 21	29,178.686	14.83	432,720
Band 26	89,569.000	15.20	1,361,449
Band 27	13,069.402	15.09	197,217
Band 28	4,057.213	15.04	61,020
Band 29	67,934.113	15.02	1,020,370
Band 30	17,900.944	14.91	266,903
Band 31	26,009.755	14.86	386,505
Band 32	6,727.217	14.76	99,294
Band 33	723.860	14.69	10,634
Band 34	14,554.647	14.64	213,080
Band 35	31,334.098	13.42	420,504
Band 36	1,625.069	13.31	21,630
Band 37	162.073	13.23	2,144
Band 38	8,629.589	15.63	134,880
Band 39	3,057.022	15.55	47,537
Band 40	8,288.583	15.50	128,473
Band 41	1,494.322	14.92	22,295
Band 42	1,778.063	14.85	26,404
Band 43	31,970.020	14.79	472,837
Band 44	537.456	12.35	6,638
Band 45	3,300.082	12.22	40,327
Band 46	254,296.546	11.12	2,827,778
Band 47	71,730.214	11.10	796,205
	6,325,135.222		$ 93,093,146

266

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	76,470.670	$ 14.02	$ 1,072,119
Band 7	27,440.262	14.91	409,134
Band 9	143,868.887	14.83	2,133,576
Band 10	91,313.235	12.05	1,100,324
Band 13	28,793.013	14.72	423,833
Band 15	94,035.821	14.64	1,376,684
Band 19	26,068.739	11.93	311,000
Band 20	99,230.528	12.01	1,191,759
Band 21	58,097.366	11.98	696,006
Band 26	131,774.636	15.19	2,001,657
Band 27	46,014.376	15.02	691,136
Band 28	17,028.225	14.94	254,402
Band 29	200,029.741	14.91	2,982,443
Band 30	135,651.169	14.75	2,000,855
Band 31	141,544.452	14.66	2,075,042
Band 32	39,357.652	14.51	571,080
Band 33	35,059.381	14.40	504,855
Band 34	34,566.311	14.32	494,990
Band 35	50,518.696	15.31	773,441
Band 36	23,495.280	15.19	356,893
Band 37	3,129.055	15.11	47,280
Band 38	20,516.926	14.67	300,983
Band 39	30,369.759	14.60	443,398
Band 40	2,866.206	14.55	41,703
Band 41	26,439.437	13.85	366,186
Band 42	26,514.255	13.79	365,632
Band 43	104,884.478	13.74	1,441,113
Band 44	13,590.982	12.01	163,228
Band 45	3,664.761	11.94	43,757
	1,732,334.299		$ 24,634,509

267

Division/Contract	Units	Unit Value		Extended Value	

ING MFS Capital Opportunities Portfolio - Initial Class
Contracts in accumulation period:

Division/Contract	Units	Unit Value		Extended Value	
Band 4	7,681.238	$	11.99	$	92,098
Band 7	112.448		8.62		969
Band 9	39,814.829		8.56		340,815
Band 10	5,611.864		10.77		60,440
Band 13	18,324.664		8.48		155,393
Band 15	26,915.356		8.42		226,627
Band 20	590.842		10.73		6,340
Band 21	1,420.921		10.70		15,204
Band 26	32,890.756		8.81		289,768
Band 27	42,470.448		8.69		369,068
Band 28	17,290.870		8.63		149,220
Band 29	60,515.909		8.61		521,042
Band 30	30,316.498		8.50		257,690
Band 31	51,164.013		8.44		431,824
Band 32	27,230.540		8.33		226,830
Band 33	9,929.993		8.25		81,922
Band 34	12,210.987		8.20		100,130
Band 41	1,623.852		11.85		19,243
Band 43	3,314.139		11.76		38,974
	389,430.167			$	3,383,597

ING MFS Capital Opportunities Portfolio - Service Class
Contracts in accumulation period:

Division/Contract	Units	Unit Value		Extended Value	
Band 35	22,881.330	$	9.76	$	223,322
Band 38	3,258.974		12.62		41,128
Band 39	1,024.582		12.56		12,869
	27,164.886			$	277,319

ING OpCap Balanced Value Portfolio - Service Class
Contracts in accumulation period:

Division/Contract	Units	Unit Value		Extended Value	
Band 35	35,128.285	$	11.25	$	395,193
Band 36	7,321.703		11.16		81,710
Band 37	534.168		11.10		5,929
Band 38	37,912.185		12.53		475,040
Band 39	1,446.419		12.47		18,037
Band 40	1,576.072		12.42		19,575
	83,918.832			$	995,484

268

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class			
Contracts in accumulation period:			
Band 4	39,778.736	$ 12.02	$ 478,140
Band 7	10,726.410	12.00	128,717
Band 9	64,086.779	11.99	768,400
Band 10	18,511.957	11.98	221,773
Band 13	10,425.180	11.97	124,789
Band 15	15,582.503	11.96	186,367
Band 19	7,482.831	11.93	89,270
Band 20	6,515.025	11.97	77,985
Band 21	5,566.492	11.95	66,520
Band 26	145,375.442	12.04	1,750,320
Band 27	61,224.576	12.02	735,919
Band 28	10,741.286	12.00	128,895
Band 29	148,134.401	12.00	1,777,613
Band 30	74,697.098	11.98	894,871
Band 31	74,093.867	11.96	886,163
Band 32	20,260.882	11.94	241,915
Band 33	14,566.824	11.92	173,637
Band 34	12,154.608	11.91	144,761
Band 35	335,304.007	12.06	4,043,766
Band 36	16,049.856	12.04	193,240
Band 37	6,672.149	12.03	80,266
Band 38	268,701.659	12.04	3,235,168
Band 39	87,170.768	12.02	1,047,793
Band 40	22,573.436	12.01	271,107
Band 41	6,988.248	11.98	83,719
Band 42	13,492.096	11.96	161,365
Band 43	19,254.048	11.95	230,086
Band 44	2,488.203	11.92	29,659
Band 45	4,792.687	11.90	57,033
	1,523,412.054		$ 18,309,257

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,814.382	12.00	45,773
Band 4	15,632.760	14.44	225,737
Band 5	47,855.672	13.73	657,058
Band 6	403,464.728	11.97	4,829,473
Band 7	160,068.600	13.66	2,186,537
Band 8	130,404.852	11.95	1,558,338
Band 9	44,746.353	13.58	607,655
Band 10	344,200.262	12.17	4,188,917
Band 11	85,665.705	11.94	1,022,849
Band 12	14,539.482	11.94	173,601
Band 13	134,955.208	13.48	1,819,196
Band 14	233,709.030	11.92	2,785,812
Band 15	130,620.993	13.41	1,751,628
Band 16	5,238.144	11.91	62,386
Band 17	145,145.394	11.91	1,728,682
Band 18	1,156.456	11.90	13,762
Band 19	7,564.954	12.05	91,158
Band 20	56,425.982	12.13	684,447
Band 21	25,509.990	12.10	308,671
Band 26	54,637.086	13.91	760,002
Band 27	5,334.634	13.76	73,405
Band 28	2,845.333	13.68	38,924
Band 29	62,404.026	13.66	852,439
Band 30	15,023.359	13.51	202,966
Band 31	7,669.859	13.43	103,006
Band 32	6,845.046	13.29	90,971
Band 33	7,994.717	13.19	105,450
Band 34	3,268.601	13.11	42,851
Band 35	125,556.549	14.02	1,760,303
Band 36	26,117.015	13.91	363,288
Band 37	25,663.432	13.84	355,182
Band 38	35,313.877	15.19	536,418
Band 39	32,950.614	15.12	498,213
Band 40	5,610.989	15.06	84,501
Band 41	3,591.341	14.27	51,248
Band 42	2,513.106	14.20	35,686
Band 43	20,530.742	14.15	290,510
Band 44	285.173	12.42	3,542
Band 45	9,199.879	12.29	113,067
Band 46	91,535.769	11.90	1,089,276
Band 47	35,816.993	11.89	425,864
	2,571,427.087	$	32,618,792

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	129,252.419	$ 10.12	$ 1,308,034
Band 36	13,962.830	10.11	141,164
Band 37	5,235.013	10.10	52,874
Band 38	111,176.695	10.10	1,122,885
Band 39	34,020.135	10.09	343,263
Band 40	12,368.317	10.08	124,673
	306,015.409		$ 3,092,893
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	135,398.746	$ 11.65	$ 1,577,395
Band 36	3,981.105	11.57	46,061
Band 37	2,507.150	11.50	28,832
Band 38	57,541.112	10.68	614,539
Band 39	45,285.673	10.62	480,934
Band 40	2,634.483	10.59	27,899
	247,348.269		$ 2,775,660

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Aggressive Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	5,027.741	$ 12.91	$ 64,908
Band 4	22,858.821	12.84	293,507
Band 5	5,380.477	12.82	68,978
Band 6	1,404,960.968	12.79	17,969,451
Band 7	1,451,242.600	12.78	18,546,880
Band 8	349,758.185	12.75	4,459,417
Band 9	109,721.915	12.73	1,396,760
Band 10	1,579,344.733	12.72	20,089,265
Band 11	583,028.249	12.70	7,404,459
Band 12	129,081.916	12.69	1,638,050
Band 13	554,504.528	12.67	7,025,572
Band 14	2,097,684.698	12.64	26,514,735
Band 15	340,322.055	12.63	4,298,268
Band 16	37,839.260	12.60	476,775
Band 17	1,312,979.280	12.58	16,517,279
Band 18	7,960.416	12.57	100,062
Band 19	123,924.560	12.54	1,554,014
Band 20	1,363,628.402	12.66	17,263,536
Band 21	90,960.025	12.61	1,147,006
Band 26	74,488.383	12.93	963,135
Band 27	5,891.206	12.84	75,643
Band 28	2,952.943	12.79	37,768
Band 29	30,788.570	12.78	393,478
Band 30	35,992.366	12.69	456,743
Band 31	26,457.667	12.64	334,425
Band 32	14,908.881	12.55	187,106
Band 33	6,602.178	12.50	82,527
Band 34	22,543.746	12.45	280,670
Band 35	4,707.326	11.98	56,394
Band 37	1,138.207	12.88	14,660
Band 41	28,476.467	12.69	361,366
Band 42	6,976.463	12.63	88,113
Band 43	33,623.734	12.58	422,987
Band 44	15,305.896	11.45	175,253
Band 45	7,563.717	11.23	84,941
Band 46	299,176.768	11.16	3,338,813
Band 47	41,731.054	11.15	465,301
	12,229,534.401		$ 154,648,245
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	3,654.326	$ 10.72	$ 39,174
Band 37	15,279.498	10.69	163,338
Band 38	14,961.981	10.70	160,093
	33,895.805		$ 362,605

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	4,318.133	$ 10.94	$ 47,240
	4,318.133		$ 47,240
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	1,474.268	$ 11.10	$ 16,364
Band 38	271.633	11.08	3,010
	1,745.901		$ 19,374
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Band 38	429.083	$ 11.29	$ 4,844
	429.083		$ 4,844
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	37,655.216	$ 11.48	$ 432,282
Band 36	841.013	11.39	9,579
Band 38	17,355.505	13.96	242,283
Band 39	882.912	13.89	12,264
Band 40	2,386.743	13.84	33,033
	59,121.389		$ 729,441
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	174,765.306	$ 11.16	$ 1,950,381
Band 36	19,419.806	11.07	214,977
Band 37	1,293.540	11.01	14,242
Band 38	54,334.337	13.12	712,867
Band 39	25,275.297	13.05	329,843
Band 40	6,578.352	13.00	85,519
	281,666.638		$ 3,307,829

273

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,389.321	$ 11.22	$ 38,028
Band 4	26,127.728	12.04	314,578
Band 5	1,059.340	11.19	11,854
Band 6	119,772.026	11.19	1,340,249
Band 7	55,882.752	12.00	670,593
Band 8	56,005.593	11.17	625,582
Band 9	7,398.439	11.97	88,559
Band 10	45,255.500	11.96	541,256
Band 11	24,441.848	11.16	272,771
Band 12	30,728.473	11.16	342,930
Band 13	19,477.370	11.93	232,365
Band 14	31,306.493	11.15	349,067
Band 15	25,931.319	11.90	308,583
Band 16	2,234.297	11.13	24,868
Band 17	45,133.197	11.13	502,332
Band 19	1,264.675	11.84	14,974
Band 20	20,569.165	11.92	245,184
Band 21	8,592.669	11.89	102,167
Band 26	9,595.196	12.10	116,102
Band 27	2,359.308	12.04	28,406
Band 28	503.105	12.01	6,042
Band 29	11,668.838	12.00	140,026
Band 30	2,196.302	11.94	26,224
Band 31	2,949.965	11.91	35,134
Band 32	1,160.581	11.85	13,753
Band 35	13,249.234	11.18	148,126
Band 36	141.858	11.09	1,573
Band 37	8,461.468	11.02	93,245
Band 38	2,069.452	13.77	28,496
Band 40	1,240.743	13.66	16,949
Band 41	11,754.593	11.94	140,350
Band 42	833.440	11.90	9,918
Band 43	9,641.676	11.87	114,447
Band 44	218.782	11.79	2,579
Band 45	456.491	11.76	5,368
Band 46	18,416.966	11.12	204,797
Band 47	6,320.509	11.11	70,221
	627,808.712		$ 7,227,696

274

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,793.436	$ 10.62	$ 19,046
Band 4	105,339.108	13.08	1,377,836
Band 5	2,976.327	12.51	37,234
Band 6	1,931,361.874	12.46	24,064,769
Band 7	233,506.221	12.44	2,904,817
Band 8	225,904.224	12.39	2,798,953
Band 9	217,632.074	12.37	2,692,109
Band 10	1,620,818.107	12.35	20,017,104
Band 11	114,899.771	12.32	1,415,565
Band 12	578,971.151	12.30	7,121,345
Band 13	271,920.967	12.28	3,339,189
Band 14	460,029.335	11.39	5,239,734
Band 15	1,051,435.456	12.21	12,838,027
Band 16	22,496.262	10.33	232,386
Band 17	725,243.704	11.35	8,231,516
Band 18	1,645.505	10.53	17,327
Band 19	26,593.533	11.14	296,252
Band 20	3,505,742.786	12.26	42,980,407
Band 21	105,454.145	11.19	1,180,032
Band 26	218,864.567	12.67	2,773,014
Band 27	96,105.436	12.53	1,204,201
Band 28	24,879.106	12.46	309,994
Band 29	305,003.308	12.44	3,794,241
Band 30	145,013.608	12.30	1,783,667
Band 31	98,321.788	12.23	1,202,475
Band 32	53,358.764	12.10	645,641
Band 33	19,653.934	12.01	236,044
Band 34	112,636.621	11.94	1,344,881
Band 35	180,682.929	12.77	2,307,321
Band 36	19,809.822	12.67	250,990
Band 37	4,552.446	12.60	57,361
Band 38	185,159.619	13.71	2,538,538
Band 39	76,315.439	13.65	1,041,706
Band 40	6,785.162	13.60	92,278
Band 41	27,782.475	12.92	358,950
Band 42	19,467.909	12.86	250,357
Band 43	112,835.080	12.82	1,446,546
Band 44	8,568.042	11.31	96,905
Band 45	23,593.135	11.19	264,007
Band 46	944,613.143	10.31	9,738,962
Band 47	38,677.138	10.52	406,883
	13,926,443.457		$ 168,948,610

Division/Contract	Units	Unit Value		Extended Value	
ING Van Kampen Equity and Income Portfolio - Initial Class					
Contracts in accumulation period:					
Band 35	305,069.043	$	10.93	$	3,334,405
Band 36	21,518.606		10.91		234,768
Band 37	5,415.966		10.90		59,034
Band 38	33,095.583		10.91		361,073
Band 39	14,265.402		10.89		155,350
Band 40	829.585		10.88		9,026
	380,194.185			$	4,153,656

276

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,722.778	$ 10.89	$ 18,761
Band 4	16,669.225	10.87	181,194
Band 5	5,929.634	10.87	64,455
Band 6	333,808.563	10.86	3,625,161
Band 7	133,886.601	10.86	1,454,008
Band 8	199,397.411	10.85	2,163,462
Band 9	57,792.851	10.84	626,475
Band 10	369,152.530	10.84	4,001,613
Band 11	76,209.417	10.84	826,110
Band 12	56,893.503	10.83	616,157
Band 13	247,764.156	10.83	2,683,286
Band 14	224,810.505	10.82	2,432,450
Band 15	245,919.066	10.82	2,660,844
Band 16	10,120.943	10.81	109,407
Band 17	239,827.328	10.81	2,592,533
Band 19	19,057.765	10.79	205,633
Band 20	94,699.944	10.83	1,025,600
Band 21	38,318.023	10.81	414,218
Band 26	56,401.879	10.89	614,216
Band 27	8,366.523	10.87	90,944
Band 28	996.007	10.86	10,817
Band 29	128,901.815	10.86	1,399,874
Band 30	25,643.183	10.83	277,716
Band 31	28,433.269	10.82	307,648
Band 32	7,173.497	10.80	77,474
Band 33	10,324.969	10.78	111,303
Band 34	14,952.627	10.77	161,040
Band 35	132,381.248	11.16	1,477,375
Band 36	9,978.440	11.07	110,461
Band 37	34,481.241	11.00	379,294
Band 38	77,260.412	13.41	1,036,062
Band 39	7,063.639	13.34	94,229
Band 40	706.914	13.30	9,402
Band 41	900.899	10.83	9,757
Band 42	3,391.917	10.82	36,701
Band 43	11,911.393	10.81	128,762
Band 44	244.456	10.78	2,635
Band 45	3,765.565	10.77	40,555
Band 46	164,473.429	10.80	1,776,313
Band 47	22,776.506	10.79	245,759
	3,122,510.071		$ 34,099,704

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Balanced Portfolio - Class S			
Contracts in accumulation period:			
Band 35	351.112	$ 14.48	$ 5,084
Band 36	1,272.273	14.46	18,397
Band 37	2,643.831	14.45	38,203
Band 38	12,106.813	14.46	175,065
Band 39	8,169.805	14.44	117,972
Band 40	480.085	14.42	6,923
	25,023.919		$ 361,644
ING VP Strategic Allocation Growth Portfolio - Class S			
Contracts in accumulation period:			
Band 35	882.708	$ 15.58	$ 13,753
Band 37	322.302	15.54	5,009
Band 38	638.836	15.55	9,934
	1,843.846		$ 28,696
ING VP Strategic Allocation Income Portfolio - Class S			
Contracts in accumulation period:			
Band 35	3,111.137	$ 13.45	$ 41,845
Band 36	4,945.521	13.43	66,418
Band 38	727.141	13.43	9,766
	8,783.799		$ 118,029
ING VP Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
Band 35	110,132.325	$ 13.95	$ 1,536,346
Band 36	9,277.108	13.88	128,766
Band 37	5,517.418	13.82	76,251
Band 38	40,800.554	13.22	539,383
Band 39	11,402.894	13.15	149,948
	177,130.299		$ 2,430,694

278

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 1			
Contracts in accumulation period:			
Band 6	117,769.577	$ 10.37	$ 1,221,271
Band 7	24,780.180	10.36	256,723
Band 9	1,279,621.095	10.32	13,205,690
Band 10	42,966.967	10.31	442,989
Band 12	14,192.638	10.28	145,900
Band 13	255,553.272	10.27	2,624,532
Band 14	20,930.958	10.24	214,333
Band 15	476,107.448	10.23	4,870,579
Band 17	16,999.827	10.19	173,228
Band 20	96,320.626	10.25	987,286
Band 26	1,098,583.166	10.49	11,524,137
Band 27	371,362.240	10.41	3,865,881
Band 28	149,198.848	10.37	1,547,192
Band 29	3,584,165.123	10.36	37,131,951
Band 30	1,441,630.181	10.28	14,819,958
Band 31	1,097,927.597	10.24	11,242,779
Band 32	1,345,065.552	10.16	13,665,866
Band 33	412,110.849	10.11	4,166,441
Band 34	333,853.667	10.07	3,361,906
Band 35	236,051.699	10.55	2,490,345
Band 36	27,468.135	10.49	288,141
	12,442,659.645		$ 128,247,128
ING GET U.S. Core Portfolio - Series 2			
Contracts in accumulation period:			
Band 5	2,690.619	$ 10.13	$ 27,256
Band 6	132,252.281	10.10	1,335,748
Band 9	1,342,862.678	10.06	13,509,199
Band 10	19,316.194	10.05	194,128
Band 12	9,810.609	10.02	98,302
Band 13	412,796.327	10.01	4,132,091
Band 14	12,959.216	9.99	129,463
Band 15	285,719.228	9.98	2,851,478
Band 20	9,339.931	10.00	93,399
Band 26	1,057,845.598	10.21	10,800,604
Band 27	301,347.125	10.14	3,055,660
Band 28	153,457.650	10.10	1,549,922
Band 29	1,892,760.287	10.09	19,097,951
Band 30	1,192,906.021	10.02	11,952,918
Band 31	659,390.849	9.98	6,580,721
Band 32	838,422.375	9.92	8,317,150
Band 33	445,222.103	9.87	4,394,342
Band 34	239,392.382	9.84	2,355,621
Band 35	12,217.569	10.26	125,352
Band 38	33,332.480	10.20	339,991
	9,054,041.522		$ 90,941,296

279

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 3			
Contracts in accumulation period:			
Band 6	117,092.935	$ 9.83	$ 1,151,024
Band 9	1,084,322.130	9.79	10,615,514
Band 10	30,500.657	9.78	298,296
Band 12	51,494.977	9.76	502,591
Band 13	304,763.655	9.75	2,971,446
Band 14	18,172.595	9.73	176,819
Band 15	175,448.823	9.72	1,705,363
Band 20	152.308	9.74	1,483
Band 26	815,259.006	9.92	8,087,369
Band 27	287,695.814	9.86	2,836,681
Band 28	138,095.427	9.83	1,357,478
Band 29	3,092,890.451	9.82	30,372,184
Band 30	1,102,745.309	9.76	10,762,794
Band 31	906,916.878	9.73	8,824,301
Band 32	1,054,894.387	9.67	10,200,829
Band 33	192,887.395	9.63	1,857,506
Band 34	314,996.009	9.60	3,023,962
Band 35	2,686.556	9.96	26,758
Band 36	11,847.896	9.92	117,531
Band 38	51,178.890	9.91	507,183
Band 40	8,407.800	9.84	82,733
	9,762,449.898		$ 95,479,845

280

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 4			
Contracts in accumulation period:			
Band 6	41,289.887	$ 10.31	$ 425,699
Band 9	670,352.037	10.27	6,884,515
Band 10	92,568.288	10.26	949,751
Band 12	5,999.655	10.24	61,436
Band 13	100,289.395	10.23	1,025,961
Band 15	123,078.353	10.20	1,255,399
Band 19	188,898.309	10.15	1,917,318
Band 20	29,601.023	10.22	302,522
Band 21	59,341.964	10.20	605,288
Band 26	645,506.508	10.39	6,706,813
Band 27	225,206.998	10.34	2,328,640
Band 28	100,332.198	10.31	1,034,425
Band 29	1,499,777.155	10.30	15,447,705
Band 30	594,915.670	10.24	6,091,936
Band 31	302,344.678	10.21	3,086,939
Band 32	671,262.757	10.16	6,820,030
Band 33	259,983.015	10.12	2,631,028
Band 34	115,624.509	10.09	1,166,651
Band 35	6,570.850	10.43	68,534
Band 36	36,917.872	10.39	383,577
Band 38	21,681.602	10.38	225,055
Band 39	6,827.713	10.35	70,667
Band 40	4,054.690	10.32	41,844
Band 44	47,972.946	10.15	486,925
Band 45	54,777.969	10.12	554,353
	5,905,176.041		$ 60,573,011

281

Division/Contract	Units	Unit Value		Extended Value
ING GET U.S. Core Portfolio - Series 5				
Contracts in accumulation period:				
Band 6	48,914.442	$ 10.55	$	516,047
Band 9	505,123.095	10.51		5,308,844
Band 10	164,153.121	10.51		1,725,249
Band 13	746.635	10.48		7,825
Band 15	18,719.620	10.46		195,807
Band 19	211,307.055	10.41		2,199,706
Band 20	18,256.296	10.47		191,143
Band 21	43,065.685	10.45		450,036
Band 26	310,845.473	10.62		3,301,179
Band 27	48,665.120	10.57		514,390
Band 28	35,191.370	10.55		371,269
Band 29	1,059,608.271	10.54		11,168,271
Band 30	582,103.118	10.49		6,106,262
Band 31	136,647.871	10.46		1,429,337
Band 32	36,203.455	10.42		377,240
Band 33	59,748.902	10.38		620,194
Band 34	7,599.674	10.36		78,733
Band 35	11,174.243	10.66		119,117
Band 38	14,841.442	10.61		157,468
Band 39	6,147.431	10.58		65,040
Band 40	14,570.827	10.56		153,868
Band 44	159,444.395	10.38		1,655,033
Band 45	36,376.519	10.35		376,497
	3,529,454.060		$	37,088,555

282

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 6			
Contracts in accumulation period:			
Band 6	5,771.388	$ 10.15	$ 58,580
Band 9	350,649.701	10.12	3,548,575
Band 10	88,419.081	10.11	893,917
Band 12	1,502.757	10.10	15,178
Band 13	12,896.453	10.09	130,125
Band 15	32,636.263	10.07	328,647
Band 19	90,205.257	10.03	904,759
Band 20	22,663.280	10.09	228,673
Band 21	51,670.041	10.07	520,317
Band 26	566,683.241	10.21	5,785,836
Band 27	156,021.411	10.17	1,586,738
Band 28	79,396.755	10.15	805,877
Band 29	1,389,607.771	10.14	14,090,623
Band 30	551,446.176	10.10	5,569,606
Band 31	346,980.796	10.08	3,497,566
Band 32	144,527.679	10.04	1,451,058
Band 33	45,210.893	10.01	452,561
Band 34	88,669.199	10.00	886,692
Band 35	3,388.961	10.24	34,703
Band 38	43,495.699	10.20	443,656
Band 39	21,461.704	10.17	218,266
Band 44	21,184.474	10.01	212,057
Band 45	58,739.783	9.99	586,810
	4,173,228.763		$ 42,250,820

283

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Band 6	2,635.194	$ 10.04	$ 26,457
Band 9	353,420.392	10.02	3,541,272
Band 10	74,952.773	10.02	751,027
Band 13	251,943.067	10.00	2,519,431
Band 15	63,479.849	9.98	633,529
Band 19	32,444.030	9.95	322,818
Band 20	10,029.671	9.99	100,196
Band 21	47,495.446	9.98	474,005
Band 26	309,810.018	10.09	3,125,983
Band 27	51,319.756	10.06	516,277
Band 28	35,910.274	10.04	360,539
Band 29	1,264,639.717	10.04	12,696,983
Band 30	416,517.879	10.00	4,165,179
Band 31	185,687.342	9.99	1,855,017
Band 32	68,125.939	9.96	678,534
Band 33	114,558.856	9.94	1,138,715
Band 34	229,065.706	9.92	2,272,332
Band 35	411.025	10.11	4,155
Band 38	70,007.183	10.09	706,372
Band 44	68,095.672	9.93	676,190
Band 45	25,370.269	9.92	251,673
	3,675,920.058		$ 36,816,684

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Band 6	208.773	$ 10.08	$ 2,104
Band 9	127,850.409	10.07	1,287,454
Band 10	91,170.422	10.06	917,174
Band 13	4,188.619	10.05	42,096
Band 15	28,264.141	10.04	283,772
Band 19	34,806.221	10.01	348,410
Band 20	8,412.590	10.05	84,547
Band 21	15,396.081	10.03	154,423
Band 26	275,665.055	10.12	2,789,730
Band 27	53,179.921	10.10	537,117
Band 28	5,362.449	10.08	54,053
Band 29	551,838.407	10.08	5,562,531
Band 30	90,459.854	10.05	909,122
Band 31	133,331.783	10.04	1,338,651
Band 32	19,665.622	10.02	197,050
Band 33	3,146.163	10.00	31,462
Band 34	845.004	9.99	8,442
Band 35	20,294.198	10.14	205,783
Band 38	15,374.782	10.12	155,593
Band 44	17,836.226	10.00	178,362
Band 45	7,193.994	9.99	71,868
	1,504,490.714		$ 15,159,744

285

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Band 9	70,352.553	$ 9.95	$ 700,008
Band 10	27,305.769	9.95	271,692
Band 13	4,195.615	9.94	41,704
Band 14	9,971.670	9.94	99,118
Band 15	10,443.570	9.93	103,705
Band 19	13,515.383	9.92	134,073
Band 20	6,623.503	9.94	65,838
Band 21	4,270.167	9.93	42,403
Band 26	271,021.642	9.99	2,707,506
Band 27	74,925.834	9.97	747,011
Band 28	65,365.509	9.96	651,040
Band 29	649,355.421	9.96	6,467,580
Band 30	143,376.442	9.94	1,425,162
Band 31	186,989.530	9.94	1,858,676
Band 32	37,816.380	9.92	375,138
Band 33	24,754.542	9.91	245,318
Band 34	412.244	9.90	4,081
Band 35	18,687.268	10.00	186,873
Band 39	14,357.964	9.98	143,292
Band 44	14,294.314	9.91	141,657
Band 45	8,448.902	9.90	83,644
	1,656,484.222		$ 16,495,519
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Band 9	139,337.469	$ 9.97	$ 1,389,195
Band 10	91,183.965	9.96	908,192
Band 13	41,500.535	9.96	413,345
Band 15	3,496.822	9.95	34,793
Band 19	93,083.209	9.95	926,178
Band 20	3,208.495	9.96	31,957
Band 21	505.237	9.95	5,027
Band 26	135,727.959	9.99	1,355,922
Band 27	4,445.184	9.98	44,363
Band 28	32,472.008	9.97	323,746
Band 29	297,853.592	9.97	2,969,600
Band 30	77,873.616	9.96	775,621
Band 31	269,046.878	9.96	2,679,707
Band 32	27,123.464	9.95	269,878
Band 33	14,385.919	9.94	142,996
Band 34	2,914.888	9.94	28,974
Band 35	19,558.674	9.99	195,391
Band 38	52.173	9.98	521
Band 45	1,079.478	9.93	10,719
	1,254,849.565		$ 12,506,125

286

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 11					
Contracts in accumulation period:					
Band 9	14,343.065	$	10.01	$	143,574
Band 10	18,028.050		10.01		180,461
Band 26	11,286.590		10.02		113,092
Band 28	19,129.382		10.01		191,485
Band 29	27,130.057		10.01		271,572
Band 31	58,156.901		10.01		582,151
Band 39	1.369		10.02		14
	148,075.414			$	1,482,349

287

Division/Contract	Units	Unit Value	Extended Value
ING VP Global Equity Dividend Portfolio			
Contracts in accumulation period:			
Band 2	5,235.505	$ 7.53	$ 39,423
Band 4	29,708.171	7.43	220,732
Band 5	79,107.570	7.41	586,187
Band 6	833,236.341	7.36	6,132,619
Band 7	1,265,018.644	7.34	9,285,237
Band 8	174,370.408	7.30	1,272,904
Band 9	100,009.085	7.28	728,066
Band 10	643,891.992	7.26	4,674,656
Band 11	415,853.749	7.24	3,010,781
Band 12	417,381.091	7.22	3,013,491
Band 13	883,387.962	7.20	6,360,393
Band 14	1,422,322.183	7.15	10,169,604
Band 15	119,498.140	7.13	852,022
Band 16	30,525.037	7.09	216,423
Band 17	493,088.866	7.07	3,486,138
Band 18	27,211.862	7.05	191,844
Band 19	112,234.652	7.01	786,765
Band 20	673,065.833	7.18	4,832,613
Band 21	181,423.934	7.11	1,289,924
Band 25	20,094.224	7.58	152,314
Band 26	34,461.939	7.56	260,532
Band 27	28,115.961	7.43	208,902
Band 28	4,137.054	7.36	30,449
Band 29	73,358.883	7.34	538,454
Band 30	21,646.066	7.22	156,285
Band 31	37,143.997	7.15	265,580
Band 32	14,220.953	7.03	99,973
Band 33	43,665.898	6.95	303,478
Band 34	1,507.610	6.89	10,387
Band 41	106.065	12.19	1,293
Band 42	46.068	12.13	559
Band 43	7,310.833	12.09	88,388
Band 44	59.209	11.02	652
Band 45	3,154.462	10.87	34,289
Band 46	57,868.101	10.38	600,671
Band 47	24,446.473	10.37	253,510
	8,277,914.821		$ 60,155,538
ING VP Global Science and Technology Portfolio - Class S			
Contracts in accumulation period:			
Band 35	3,984.337	$ 12.87	$ 51,278
Band 36	519.416	12.85	6,674
Band 37	446.890	12.84	5,738
Band 38	494.616	12.85	6,356
Band 40	649.728	12.82	8,330
	6,094.987		$ 78,376

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth Portfolio - Class S			
Contracts in accumulation period:			
Band 35	18,522.914	$ 10.30	$ 190,786
Band 38	6,753.416	13.13	88,672
Band 40	439.941	13.02	5,728
	25,716.271		$ 285,186

289

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	9,556.583	$ 10.30	$ 98,433
Band 4	34,129.628	10.19	347,781
Band 5	56,423.487	10.17	573,827
Band 6	1,549,700.985	10.12	15,682,974
Band 7	1,565,899.862	10.10	15,815,589
Band 8	506,319.941	10.05	5,088,515
Band 9	298,884.607	10.03	2,997,813
Band 10	1,717,453.859	10.01	17,191,713
Band 11	417,442.059	9.98	4,166,072
Band 12	299,597.550	9.96	2,983,992
Band 13	1,190,341.333	9.94	11,831,993
Band 14	2,196,980.732	9.89	21,728,139
Band 15	747,104.348	9.87	7,373,920
Band 16	59,561.888	9.83	585,493
Band 17	1,457,387.880	9.80	14,282,401
Band 18	39,673.305	9.78	388,005
Band 19	239,402.637	9.74	2,331,782
Band 20	1,140,504.737	9.92	11,313,807
Band 21	294,454.801	9.85	2,900,380
Band 26	407,086.032	10.33	4,205,199
Band 27	136,307.509	10.19	1,388,974
Band 28	65,452.298	10.12	662,377
Band 29	563,148.758	10.10	5,687,802
Band 30	263,048.096	9.96	2,619,959
Band 31	127,325.504	9.89	1,259,249
Band 32	69,108.962	9.76	674,503
Band 33	37,017.869	9.67	357,963
Band 34	102,785.788	9.61	987,771
Band 35	699,497.567	10.42	7,288,765
Band 36	43,388.797	10.33	448,206
Band 37	2,653.864	10.26	27,229
Band 38	180,449.931	13.05	2,354,872
Band 39	75,466.300	12.99	980,307
Band 40	15,362.267	12.94	198,788
Band 41	99,977.741	12.30	1,229,726
Band 42	27,730.042	12.25	339,693
Band 43	89,138.615	12.20	1,087,491
Band 44	4,080.568	11.08	45,213
Band 45	56,446.577	10.97	619,219
Band 46	262,579.534	10.37	2,722,950
Band 47	87,670.862	10.35	907,393
	17,236,543.703		$ 173,776,278

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,919.780	$ 12.39	$ 23,786
Band 4	105,445.322	13.90	1,465,690
Band 5	22,278.388	14.03	312,566
Band 6	1,371,261.618	12.31	16,880,231
Band 7	881,060.846	13.94	12,281,988
Band 8	617,686.798	12.28	7,585,194
Band 9	495,372.359	13.84	6,855,953
Band 10	1,374,932.831	11.91	16,375,450
Band 11	418,819.787	12.25	5,130,542
Band 12	138,848.129	12.24	1,699,501
Band 13	577,023.902	13.72	7,916,768
Band 14	1,171,751.280	12.21	14,307,083
Band 15	636,374.174	13.63	8,673,780
Band 16	24,684.853	12.18	300,662
Band 17	1,340,319.327	12.17	16,311,686
Band 18	6,524.493	12.16	79,338
Band 19	77,270.027	11.78	910,241
Band 20	679,264.630	11.87	8,062,871
Band 21	262,578.793	11.84	3,108,933
Band 26	530,495.877	14.26	7,564,871
Band 27	173,737.629	14.06	2,442,751
Band 28	68,277.954	13.97	953,843
Band 29	656,156.265	13.94	9,146,818
Band 30	380,648.854	13.75	5,233,922
Band 31	215,751.470	13.65	2,945,008
Band 32	86,113.703	13.48	1,160,813
Band 33	52,557.188	13.35	701,638
Band 34	94,058.606	13.26	1,247,217
Band 35	317,558.791	14.39	4,569,671
Band 36	23,307.690	14.26	332,368
Band 37	7,027.066	14.16	99,503
Band 38	180,342.522	15.01	2,706,941
Band 39	45,744.380	14.94	683,421
Band 40	14,911.110	14.88	221,877
Band 41	73,789.523	13.74	1,013,868
Band 42	41,653.583	13.67	569,404
Band 43	109,668.405	13.62	1,493,684
Band 44	23,761.855	12.09	287,281
Band 45	71,432.174	11.70	835,756
Band 46	399,715.208	11.09	4,432,842
Band 47	66,615.172	11.08	738,096
	13,836,742.362		$ 177,663,856

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	7,504.104	$ 12.49	$ 93,726
Band 4	89,405.401	14.10	1,260,616
Band 5	15,602.924	14.73	229,831
Band 6	1,076,171.646	12.41	13,355,290
Band 7	718,706.586	14.63	10,514,677
Band 8	430,599.141	12.38	5,330,817
Band 9	392,596.789	14.53	5,704,431
Band 10	1,104,253.834	11.96	13,206,876
Band 11	332,295.931	12.34	4,100,532
Band 12	147,078.296	12.33	1,813,475
Band 13	572,793.077	14.40	8,248,220
Band 14	1,018,543.470	12.30	12,528,085
Band 15	487,498.481	14.30	6,971,228
Band 16	23,752.487	12.27	291,443
Band 17	1,166,092.359	12.26	14,296,292
Band 18	12,918.135	12.25	158,247
Band 19	133,947.297	11.84	1,585,936
Band 20	509,166.920	11.92	6,069,270
Band 21	222,003.422	11.89	2,639,621
Band 26	388,228.762	14.97	5,811,785
Band 27	136,962.860	14.76	2,021,572
Band 28	49,912.122	14.66	731,712
Band 29	460,193.448	14.63	6,732,630
Band 30	255,220.977	14.43	3,682,839
Band 31	176,453.392	14.34	2,530,342
Band 32	60,360.669	14.15	854,103
Band 33	24,625.008	14.02	345,243
Band 34	72,603.067	13.93	1,011,361
Band 35	158,912.812	15.10	2,399,583
Band 36	9,741.867	14.97	145,836
Band 37	835.804	14.87	12,428
Band 38	109,257.577	15.36	1,678,196
Band 39	17,732.918	15.29	271,136
Band 40	2,836.056	15.23	43,193
Band 41	78,548.489	13.93	1,094,180
Band 42	38,221.539	13.87	530,133
Band 43	120,690.595	13.82	1,667,944
Band 44	8,497.907	12.19	103,589
Band 45	54,005.824	11.75	634,568
Band 46	317,416.185	10.69	3,393,179
Band 47	65,583.970	10.68	700,437
	11,067,772.148		$ 144,794,602

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP International Equity Portfolio - Class S			
Contracts in accumulation period:			
Band 35	15,475.555	$ 12.77	$ 197,623
Band 36	1,546.360	12.67	19,592
Band 38	8,045.978	16.28	130,989
Band 40	273.634	16.14	4,416
	25,341.527		$ 352,620
ING VP Small Company Portfolio - Class S			
Contracts in accumulation period:			
Band 35	39,461.514	$ 12.78	$ 504,318
Band 36	1,625.347	12.68	20,609
Band 37	2,161.509	12.60	27,235
Band 38	29,546.008	14.57	430,485
Band 39	18,321.410	14.50	265,660
Band 40	3,143.212	14.45	45,419
	94,259.000		$ 1,293,726

293

Division/Contract	Units	Unit Value	Extended Value
ING VP Value Opportunity Portfolio - Class S			
Contracts in accumulation period:			
Band 2	5,578.798	$ 9.94	$ 55,453
Band 4	12,290.024	12.67	155,715
Band 5	17,485.500	9.22	161,216
Band 6	309,725.817	9.94	3,078,675
Band 7	502,322.866	9.16	4,601,277
Band 8	27,221.196	9.93	270,306
Band 9	79,461.960	9.10	723,104
Band 10	175,994.371	11.22	1,974,657
Band 11	180,768.415	9.93	1,795,030
Band 12	101,381.658	9.93	1,006,720
Band 13	259,484.678	9.01	2,337,957
Band 14	302,325.657	9.93	3,002,094
Band 15	54,685.456	8.95	489,435
Band 16	12,876.172	9.93	127,860
Band 17	67,749.519	9.93	672,753
Band 18	8,159.638	9.93	81,025
Band 19	15,537.960	11.11	172,627
Band 20	166,537.131	11.18	1,861,885
Band 21	35,525.164	11.16	396,461
Band 25	1,253.098	9.94	12,456
Band 26	117,121.588	9.37	1,097,429
Band 27	60,117.619	9.24	555,487
Band 28	31,203.647	9.18	286,449
Band 29	129,432.188	9.16	1,185,599
Band 30	87,968.517	9.03	794,356
Band 31	39,022.292	8.97	350,030
Band 32	6,580.853	8.85	58,241
Band 33	9,869.515	8.77	86,556
Band 34	26,293.518	8.72	229,279
Band 35	26,676.159	9.45	252,090
Band 36	2,505.237	9.37	23,474
Band 38	4,170.255	13.20	55,047
Band 39	1,858.657	13.13	24,404
Band 40	992.998	13.08	12,988
Band 41	3,546.698	12.52	44,405
Band 42	858.677	12.46	10,699
Band 43	39,818.309	12.41	494,145
Band 45	498.215	11.13	5,545
	2,924,900.020		$ 28,542,929

Division/Contract	Units	Unit Value		Extended Value	
ING VP Convertible Portfolio - Class S					
Contracts in accumulation period:					
Band 4	4,486.570	$	11.95	$	53,615
Band 7	10,469.595		12.73		133,278
Band 9	62,310.937		12.64		787,610
Band 10	12,538.144		10.30		129,143
Band 13	14,093.393		12.53		176,590
Band 15	28,075.051		12.44		349,254
Band 19	10,471.692		10.19		106,707
Band 20	2,559.484		10.27		26,286
Band 21	35,129.866		10.24		359,730
Band 26	113,769.721		13.02		1,481,282
Band 27	41,060.904		12.84		527,222
Band 28	4,203.504		12.76		53,637
Band 29	100,109.852		12.73		1,274,398
Band 30	47,299.027		12.56		594,076
Band 31	39,008.808		12.47		486,440
Band 32	19,920.246		12.31		245,218
Band 33	3,545.775		12.20		43,258
Band 34	11,714.829		12.11		141,867
Band 41	57,043.368		11.81		673,682
Band 42	7,655.686		11.76		90,031
Band 43	11,923.513		11.72		139,744
Band 44	3,453.403		10.31		35,605
Band 45	3,330.841		10.22		34,041
	644,174.209			$	7,942,714

Division/Contract	Units	Unit Value	Extended Value
ING VP Financial Services Portfolio - Class S			
Contracts in accumulation period:			
Band 3	557.777	$ 11.78	$ 6,571
Band 4	13,939.872	11.80	164,490
Band 5	14,947.584	11.79	176,232
Band 6	842,639.815	11.77	9,917,871
Band 7	900,389.983	11.76	10,588,586
Band 8	167,480.347	11.74	1,966,219
Band 9	62,290.121	11.73	730,663
Band 10	515,128.516	11.72	6,037,306
Band 11	425,405.040	11.71	4,981,493
Band 12	234,726.196	11.71	2,748,644
Band 13	484,009.692	11.70	5,662,913
Band 14	950,475.658	11.68	11,101,556
Band 15	123,785.356	11.67	1,444,575
Band 16	51,981.682	11.65	605,587
Band 17	499,792.808	11.64	5,817,588
Band 18	6,484.276	11.63	75,412
Band 19	50,333.962	11.60	583,874
Band 20	601,346.288	11.68	7,023,725
Band 21	81,198.628	11.65	945,964
Band 25	3,672.208	11.87	43,589
Band 26	88,257.851	11.86	1,046,738
Band 27	19,386.694	11.80	228,763
Band 28	5,487.106	11.77	64,583
Band 29	75,199.599	11.76	884,347
Band 30	24,718.717	11.70	289,209
Band 31	41,177.152	11.67	480,537
Band 32	933.690	11.62	10,849
Band 33	2,148.944	11.58	24,885
Band 34	18,708.716	11.55	216,086
Band 35	849.404	11.64	9,887
Band 36	1,674.802	11.62	19,461
Band 37	668.488	11.61	7,761
Band 38	833.173	11.62	9,681
Band 41	18,650.993	11.71	218,403
Band 42	2,878.310	11.67	33,590
Band 43	10,707.052	11.64	124,630
Band 45	30,006.716	11.53	345,977
Band 46	121,967.596	10.71	1,306,273
Band 47	4,858.155	10.69	51,934
	6,499,698.967		$ 75,996,452

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING VP International Value Portfolio - Class S					
Contracts in accumulation period:					
Band 35	92,086.455	$	13.71	$	1,262,505
Band 36	18,570.420		13.60		252,558
Band 37	2,352.586		13.52		31,807
Band 38	64,181.783		15.08		967,861
Band 39	19,031.595		15.00		285,474
Band 40	3,079.227		14.95		46,034
	199,302.066			$	2,846,239
ING VP LargeCap Growth Portfolio - Class S					
Contracts in accumulation period:					
Band 9	5,496.523	$	9.07	$	49,853
Band 13	1,260.891		8.99		11,335
Band 15	2,308.965		8.93		20,619
Band 26	65,959.072		9.34		616,058
Band 27	34,596.360		9.21		318,632
Band 28	5,733.533		9.15		52,462
Band 29	39,123.349		9.13		357,196
Band 30	20,535.615		9.01		185,026
Band 31	12,393.588		8.94		110,799
Band 32	78.359		8.83		692
Band 33	801.841		8.75		7,016
Band 34	314.049		8.69		2,729
Band 35	286.192		11.46		3,280
	188,888.337			$	1,735,697

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 4	1,013.258	$ 8.22	$ 8,329
Band 5	19,598.206	8.20	160,705
Band 6	457,357.756	8.17	3,736,613
Band 7	658,675.833	8.15	5,368,208
Band 8	74,612.496	8.11	605,107
Band 9	23,432.818	8.09	189,572
Band 10	307,953.585	8.07	2,485,185
Band 11	219,579.365	8.05	1,767,614
Band 12	176,312.049	8.03	1,415,786
Band 13	307,229.865	8.01	2,460,911
Band 14	719,740.129	7.97	5,736,329
Band 15	45,902.499	7.95	364,925
Band 16	18,985.981	7.92	150,369
Band 17	235,556.832	7.90	1,860,899
Band 18	14,331.049	7.88	112,929
Band 19	59,292.768	7.84	464,855
Band 20	413,074.212	7.99	3,300,463
Band 21	44,225.899	7.94	351,154
Band 25	3,654.763	8.36	30,554
Band 35	34,310.350	11.84	406,235
Band 38	5,662.888	13.99	79,224
Band 39	31.598	13.92	440
Band 40	508.192	13.87	7,049
Band 46	16,674.745	10.94	182,422
Band 47	1,801.486	10.92	19,672
	3,859,518.622		$ 31,265,549
ING VP Real Estate Portfolio - Class S			
Contracts in accumulation period:			
Band 35	25,807.045	$ 11.59	$ 299,104
Band 36	9,921.896	11.58	114,896
Band 37	2,859.067	11.56	33,051
Band 38	9,409.876	11.57	108,872
Band 39	6,246.870	11.56	72,214
	54,244.754		$ 628,137

298

Division/Contract	Units	Unit Value	Extended Value
ING VP SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 2	7,600.206	$ 7.48	$ 56,850
Band 4	15,169.265	7.39	112,101
Band 5	145,129.602	7.37	1,069,605
Band 6	2,164,619.604	7.34	15,888,308
Band 7	2,459,626.348	7.32	18,004,465
Band 8	434,881.559	7.28	3,165,938
Band 9	104,908.982	7.27	762,688
Band 10	1,407,648.966	7.25	10,205,455
Band 11	681,239.138	7.23	4,925,359
Band 12	678,759.366	7.22	4,900,643
Band 13	1,411,611.947	7.20	10,163,606
Band 14	2,509,631.461	7.16	17,968,961
Band 15	160,034.548	7.15	1,144,247
Band 16	48,883.347	7.11	347,561
Band 17	1,049,459.163	7.10	7,451,160
Band 18	48,404.147	7.08	342,701
Band 19	161,316.206	7.05	1,137,279
Band 20	1,408,556.040	7.18	10,113,432
Band 21	241,147.414	7.13	1,719,381
Band 25	62,390.866	7.51	468,555
Band 26	154.649	12.02	1,859
Band 27	1,414.425	11.99	16,959
Band 28	149.057	11.98	1,786
Band 29	10,623.068	11.98	127,264
Band 30	4,439.208	11.95	53,049
Band 31	1,177.816	11.94	14,063
Band 34	234.478	11.88	2,786
Band 35	25,335.635	7.57	191,791
Band 38	4,273.281	14.11	60,296
Band 39	31.452	14.04	442
Band 41	1,411.002	11.95	16,861
Band 43	901.555	11.92	10,747
Band 44	397.049	11.89	4,721
Band 45	320.310	11.88	3,805
Band 46	164,649.377	10.89	1,793,032
Band 47	19,195.133	10.87	208,651
	15,435,725.670		$ 112,456,407

299

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced Portfolio - Class S			
Contracts in accumulation period:			
Band 35	103,794.401	$ 12.67	$ 1,315,075
Band 36	5,025.043	12.60	63,316
Band 37	13,357.336	12.55	167,635
Band 38	119,146.099	12.28	1,463,114
Band 39	10,587.666	12.22	129,381
Band 40	2,547.943	12.18	31,034
	254,458.488		$ 3,169,555

300

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Band 1	8,939.209	$ 11.91	$ 106,466
Band 2	27,115.266	11.82	320,502
Band 3	397.291	11.67	4,636
Band 4	92,532.187	11.71	1,083,552
Band 5	145,882.423	11.69	1,705,366
Band 6	3,506,748.167	11.65	40,853,616
Band 7	4,187,264.542	11.63	48,697,887
Band 8	1,037,954.288	11.58	12,019,511
Band 9	250,031.833	11.56	2,890,368
Band 10	3,017,045.791	11.54	34,816,708
Band 11	2,434,132.201	11.52	28,041,203
Band 12	453,905.553	11.50	5,219,914
Band 13	2,290,174.362	11.48	26,291,202
Band 14	3,012,574.724	11.43	34,433,729
Band 15	464,500.394	11.41	5,299,949
Band 16	137,729.145	11.37	1,565,980
Band 17	1,271,535.761	11.35	14,431,931
Band 18	134,888.036	11.33	1,528,281
Band 19	181,271.231	11.29	2,046,552
Band 20	1,965,087.141	11.46	22,519,899
Band 21	176,739.041	11.39	2,013,058
Band 25	40,486.407	11.87	480,574
Band 26	99,175.796	10.13	1,004,651
Band 27	157,184.657	10.11	1,589,137
Band 28	1,841.044	10.10	18,595
Band 29	88,256.439	10.10	891,390
Band 30	58,208.725	10.08	586,744
Band 31	38,901.677	10.06	391,351
Band 32	11,842.292	10.04	118,897
Band 33	1,074.763	10.03	10,780
Band 34	334.449	10.02	3,351
Band 35	207,458.326	11.93	2,474,978
Band 36	48,113.966	11.84	569,669
Band 37	4,476.262	11.78	52,730
Band 38	169,267.298	10.93	1,850,092
Band 39	45,660.843	10.87	496,333
Band 40	16,933.526	10.83	183,390
Band 41	17,931.887	10.08	180,753
Band 42	9,741.578	10.06	98,000
Band 43	28,438.425	10.05	285,806
Band 44	300.702	10.02	3,013
Band 45	460.947	10.01	4,614
Band 46	325,330.033	10.06	3,272,820
Band 47	37,650.651	10.04	378,013
	26,205,519.279		$ 300,835,991

Division/Contract	Units	Unit Value	Extended Value
Colonial Small Cap Value Fund VS Class B			
Contracts in accumulation period:			
Band 2	2,046.582	$ 11.40	$ 23,331
Band 4	12,301.101	17.48	215,023
Band 5	25,357.777	17.45	442,493
Band 6	3,133,417.233	17.41	54,552,794
Band 7	2,219,860.627	17.38	38,581,178
Band 8	870,781.152	17.34	15,099,345
Band 9	158,295.302	17.31	2,740,092
Band 10	2,694,430.730	17.29	46,586,707
Band 11	917,288.479	17.27	15,841,572
Band 12	467,852.181	17.24	8,065,772
Band 13	1,123,510.476	17.22	19,346,850
Band 14	2,978,690.842	17.17	51,144,122
Band 15	649,072.826	17.15	11,131,599
Band 16	83,116.847	17.10	1,421,298
Band 17	1,937,118.078	17.08	33,085,977
Band 18	25,624.792	17.06	437,159
Band 19	162,864.900	17.01	2,770,332
Band 20	1,875,439.868	17.20	32,257,566
Band 21	142,657.115	17.13	2,443,716
Band 26	47,910.149	11.40	546,176
Band 27	2,730.706	11.38	31,075
Band 28	1,965.042	11.36	22,323
Band 29	101,862.601	11.36	1,157,159
Band 30	34,235.364	11.33	387,887
Band 31	11,596.888	11.32	131,277
Band 32	5,393.279	11.30	60,944
Band 34	1,642.106	11.27	18,507
Band 41	6,102.220	11.34	69,199
Band 42	2,270.693	11.32	25,704
Band 43	8,674.876	11.31	98,113
Band 44	6,225.754	11.28	70,227
Band 45	3,609.748	11.27	40,682
Band 46	874,474.060	10.61	9,278,170
Band 47	72,090.381	10.59	763,437
	20,660,510.775		$ 348,887,806
Oppenheimer Main Street Small Cap Fund®/VA - Service Class			
Contracts in accumulation period:			
Band 35	2,470.556	$ 16.97	$ 41,925
Band 36	1,918.282	16.95	32,515
Band 37	123.406	16.93	2,089
Band 38	824.788	16.95	13,980
	5,337.032		$ 90,509

Division/Contract	Units	Unit Value		Extended Value	
PIMCO Real Return Portfolio - Admin Class					
Contracts in accumulation period:					
Band 35	18,256.314	$	10.05	$	183,476
Band 36	7,578.912		10.04		76,092
Band 37	3,822.818		10.03		38,343
Band 38	4,131.091		10.03		41,435
Band 39	1,270.727		10.02		12,733
	35,059.862			$	352,079
PIMCO StocksPLUS® Growth and Income Admin Class					
Contracts in accumulation period:					
Band 1	393.416	$	12.09	$	4,756
Band 2	32,215.036		11.90		383,359
Band 3	1,281.415		11.58		14,839
Band 4	86,454.176		11.67		1,008,920
Band 5	114,451.512		11.63		1,331,071
Band 6	2,243,289.860		11.54		25,887,565
Band 7	1,228,776.380		11.49		14,118,641
Band 8	1,697,174.290		11.40		19,347,787
Band 9	263,459.261		11.36		2,992,897
Band 10	500,966.405		11.32		5,670,940
Band 11	2,877,453.573		11.27		32,428,902
Band 12	516,142.090		11.23		5,796,276
Band 13	1,024,177.089		11.18		11,450,300
Band 14	1,220,547.612		11.10		13,548,078
Band 16	5,680.855		10.97		62,319
Band 17	212,809.704		10.92		2,323,882
Band 18	38,070.437		10.88		414,206
Band 19	65,319.505		10.80		705,451
Band 20	208,067.487		11.14		2,317,872
Band 21	52,583.469		11.01		578,944
Band 25	8,161.920		11.99		97,861
	12,397,475.492			$	140,484,866
Pioneer Equity-Income VCT Portfolio - Class II					
Contracts in accumulation period:					
Band 35	134,597.759	$	12.12	$	1,631,325
Band 36	30,986.249		12.03		372,765
Band 37	9,715.327		11.95		116,098
Band 38	59,289.326		13.62		807,521
Band 39	31,852.381		13.55		431,600
Band 40	5,174.305		13.50		69,853
	271,615.347			$	3,429,162

Division/Contract	Units	Unit Value	Extended Value
Pioneer Small Company VCT Portfolio - Class II			
Contracts in accumulation period:			
Band 4	17,500.671	$ 11.93	$ 208,783
Band 7	3,790.015	10.79	40,894
Band 9	64,699.028	10.72	693,574
Band 10	14,342.963	10.73	153,900
Band 13	18,076.269	10.62	191,970
Band 15	38,299.336	10.55	404,058
Band 19	6,310.803	10.62	67,021
Band 20	6,005.944	10.69	64,204
Band 21	17,893.295	10.66	190,743
Band 26	78,273.779	11.04	864,143
Band 27	58,670.158	10.89	638,918
Band 28	6,655.884	10.82	72,017
Band 29	122,538.180	10.79	1,322,187
Band 30	61,124.285	10.65	650,974
Band 31	71,438.387	10.58	755,818
Band 32	21,002.164	10.44	219,263
Band 33	6,569.378	10.34	67,927
Band 34	17,292.963	10.27	177,599
Band 41	4,187.067	11.79	49,366
Band 42	1,315.267	11.74	15,441
Band 43	8,725.668	11.70	102,090
Band 44	2,291.298	10.91	24,998
Band 45	2,043.682	10.75	21,970
	649,046.484		$ 6,997,858

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Bull			
Contracts in accumulation period:			
Band 2	5,377.252	$ 9.15	$ 49,202
Band 4	18,381.702	9.04	166,171
Band 5	30,093.711	9.02	271,445
Band 6	939,624.847	8.98	8,437,831
Band 7	2,472,450.697	8.95	22,128,434
Band 8	372,890.579	8.91	3,322,455
Band 9	87,304.846	8.89	776,140
Band 10	276,280.423	8.87	2,450,607
Band 11	413,814.139	8.85	3,662,255
Band 12	304,921.682	8.83	2,692,458
Band 13	743,586.014	8.81	6,550,993
Band 14	1,504,578.433	8.76	13,180,107
Band 15	45,664.759	8.74	399,110
Band 16	162,382.608	8.70	1,412,729
Band 17	226,832.406	8.68	1,968,905
Band 18	39,893.747	8.66	345,480
Band 19	58,257.621	8.62	502,181
Band 20	503,432.312	8.79	4,425,170
Band 21	29,253.797	8.72	255,093
Band 25	17,836.452	9.19	163,917
Band 26	4,856.917	9.17	44,538
Band 27	1,273.003	9.04	11,508
Band 28	3,289.536	8.97	29,507
Band 29	48,020.495	8.95	429,783
Band 30	5,893.942	8.83	52,044
Band 31	22,903.787	8.76	200,637
Band 32	2,171.005	8.64	18,757
Band 33	8,367.457	8.56	71,625
Band 34	3,283.713	8.50	27,912
Band 41	2,541.610	11.82	30,042
Band 43	3,147.480	11.72	36,888
Band 45	26.210	10.60	278
Band 46	20,851.633	10.15	211,644
	8,379,484.815		$ 74,325,846

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Europe 30			
Contracts in accumulation period:			
Band 2	3,169.294	$ 10.13	$ 32,105
Band 4	2,689.657	10.02	26,950
Band 5	24,845.161	9.99	248,203
Band 6	492,243.456	9.94	4,892,900
Band 7	603,120.610	9.92	5,982,956
Band 8	126,063.462	9.87	1,244,246
Band 9	69,529.315	9.85	684,864
Band 10	204,700.771	9.83	2,012,209
Band 11	242,494.888	9.80	2,376,450
Band 12	186,918.847	9.78	1,828,066
Band 13	237,235.191	9.76	2,315,415
Band 14	593,071.201	9.71	5,758,721
Band 15	97,624.496	9.69	945,981
Band 16	182,451.921	9.64	1,758,837
Band 17	257,430.928	9.62	2,476,486
Band 18	2,297.449	9.60	22,056
Band 19	41,281.925	9.55	394,242
Band 20	242,500.668	9.73	2,359,532
Band 21	41,162.143	9.66	397,626
Band 25	546.907	10.18	5,568
Band 26	10,342.341	10.16	105,078
Band 27	244.749	10.01	2,450
Band 28	4,229.732	9.94	42,044
Band 29	30,722.427	9.92	304,766
Band 30	5,031.470	9.78	49,208
Band 31	7,231.958	9.71	70,222
Band 32	1,571.610	9.58	15,056
Band 33	11,884.400	9.49	112,783
Band 34	6,507.943	9.42	61,305
Band 41	960.333	14.43	13,858
Band 42	2,627.556	14.36	37,732
Band 43	2,711.660	14.31	38,804
Band 45	12,193.951	11.34	138,279
Band 46	51,656.193	10.64	549,622
Band 47	7,101.557	10.62	75,419
	3,806,396.170		$ 37,380,039

306

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Rising Rates Opportunity			
Contracts in accumulation period:			
Band 2	5,023.045	$ 7.54	$ 37,874
Band 4	29,959.505	7.50	224,696
Band 5	7,351.534	7.49	55,063
Band 6	1,016,830.904	7.47	7,595,727
Band 7	766,102.954	7.46	5,715,128
Band 8	351,389.745	7.45	2,617,854
Band 9	84,051.763	7.44	625,345
Band 10	692,647.778	7.43	5,146,373
Band 11	438,175.442	7.42	3,251,262
Band 12	193,951.513	7.41	1,437,181
Band 13	425,289.791	7.40	3,147,144
Band 14	889,752.014	7.39	6,575,267
Band 15	137,056.957	7.38	1,011,480
Band 16	36,060.607	7.36	265,406
Band 17	452,259.279	7.35	3,324,106
Band 18	11,495.454	7.34	84,377
Band 19	57,652.195	7.32	422,014
Band 20	581,868.892	7.39	4,300,011
Band 21	100,887.482	7.37	743,541
Band 26	51,285.134	7.55	387,203
Band 27	14,804.259	7.50	111,032
Band 28	2,065.684	7.47	15,431
Band 29	143,669.438	7.46	1,071,774
Band 30	45,831.704	7.41	339,613
Band 31	35,266.878	7.39	260,622
Band 32	20,789.111	7.33	152,384
Band 33	2,091.611	7.30	15,269
Band 34	5,308.651	7.27	38,594
Band 41	22,286.901	7.41	165,146
Band 42	13,818.369	7.38	101,980
Band 43	12,069.939	7.35	88,714
Band 44	2,659.446	7.75	20,611
Band 45	10,170.548	7.77	79,025
Band 46	122,680.460	9.02	1,106,578
Band 47	9,300.563	9.01	83,798
	6,791,905.550		$ 50,617,623

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Small-Cap			
Contracts in accumulation period:			
Band 2	2,375.171	$ 12.07	$ 28,668
Band 3	571.402	11.87	6,783
Band 4	29,977.366	11.93	357,630
Band 5	57,122.236	11.90	679,755
Band 6	1,551,352.837	11.84	18,368,018
Band 7	1,777,421.076	11.82	21,009,117
Band 8	298,518.495	11.76	3,510,578
Band 9	143,456.231	11.73	1,682,742
Band 10	773,522.439	11.71	9,057,948
Band 11	574,594.794	11.68	6,711,267
Band 12	344,929.641	11.65	4,018,430
Band 13	639,750.991	11.62	7,433,907
Band 14	1,611,013.176	11.57	18,639,422
Band 15	103,116.827	11.54	1,189,968
Band 16	146,069.197	11.48	1,676,874
Band 17	504,295.967	11.46	5,779,232
Band 18	50,790.950	11.43	580,541
Band 19	117,206.342	11.38	1,333,808
Band 20	718,991.718	11.59	8,333,114
Band 21	81,368.601	11.51	936,553
Band 25	15,323.200	12.13	185,870
Band 26	25,095.790	12.10	303,659
Band 27	8,050.516	11.93	96,043
Band 28	2,806.769	11.84	33,232
Band 29	78,529.590	11.82	928,220
Band 30	62,081.464	11.65	723,249
Band 31	34,865.655	11.57	403,396
Band 32	9,710.497	11.41	110,797
Band 33	7,875.615	11.30	88,994
Band 34	14,413.329	11.22	161,718
Band 41	5,958.191	12.83	76,444
Band 42	1,194.753	12.77	15,257
Band 43	15,037.010	12.72	191,271
Band 44	10,485.990	11.35	119,016
Band 45	11,756.136	11.14	130,963
Band 46	109,332.849	10.24	1,119,568
Band 47	45,317.100	10.22	463,141
	9,984,279.911		$ 116,485,193

308

Division/Contract	Units	Unit Value	Extended Value
Putnam VT International Growth and Income Fund - Class IB Shares			
Contracts in accumulation period:			
Band 4	119.936	$ 16.13	$ 1,935
Band 7	1,646.872	14.66	24,143
Band 9	8,900.386	14.56	129,590
Band 13	4,761.480	14.43	68,708
Band 15	13,665.361	14.33	195,825
Band 26	60,085.614	14.99	900,683
Band 27	19,794.288	14.79	292,758
Band 28	5,207.315	14.69	76,495
Band 29	53,526.448	14.65	784,162
Band 30	16,225.547	14.46	234,621
Band 31	23,199.451	14.36	333,144
Band 32	13,388.613	14.17	189,717
Band 33	2,147.380	14.04	30,149
Band 34	4,458.905	13.95	62,202
Band 43	3,044.332	15.81	48,131
	230,171.928		$ 3,372,263
Liberty Asset Allocation Fund Var. Series Class A			
Contracts in accumulation period:			
Band 6	7,246.395	$ 13.66	$ 98,986
Band 7	19,835.725	13.64	270,559
Band 8	3,320.624	13.60	45,160
Band 9	4,196.941	13.58	56,994
Band 11	1,006.855	13.55	13,643
Band 13	2,773.245	13.51	37,467
Band 14	49.042	13.47	661
	38,428.827		$ 523,470
Liberty Federal Securities Fund Var. Series Class A			
Contracts in accumulation period:			
Band 6	3,488.222	$ 10.48	$ 36,557
Band 7	2,590.472	10.47	27,122
Band 11	233.949	10.40	2,433
Band 13	1,848.350	10.37	19,167
	8,160.993		$ 85,279
Liberty Small Company Growth Fund Var. Series Class A			
Contracts in accumulation period:			
Band 6	1,432.184	$ 16.68	$ 23,889
Band 7	885.322	16.66	14,749
Band 8	1,232.407	16.61	20,470
Band 13	1,142.436	16.50	18,850
	4,692.349		$ 77,958

Division/Contract	Units	Unit Value	Extended Value
Smith Barney High Income			
Contracts in accumulation period:			
Band 22	144.088	$ 15.88	$ 2,288
Band 23	11,710.591	15.63	183,037
	11,854.679		$ 185,325
Smith Barney International All Cap Growth			
Contracts in accumulation period:			
Band 22	157.762	$ 14.42	$ 2,275
Band 23	10,011.206	14.19	142,059
	10,168.968		$ 144,334
Smith Barney Large Cap Value SB			
Contracts in accumulation period:			
Band 22	221.502	$ 20.64	$ 4,572
Band 23	14,636.025	20.31	297,258
	14,857.527		$ 301,830
Smith Barney Money Market SB			
Contracts in accumulation period:			
Band 23	1,901.028	$ 12.54	$ 23,839
	1,901.028		$ 23,839
Wells Fargo Advantage Asset Allocation Fund			
Contracts in accumulation period:			
Band 6	28,951.230	$ 11.77	$ 340,756
Band 10	159,975.206	11.71	1,873,310
Band 14	47,269.577	11.64	550,218
Band 15	281.926	11.63	3,279
Band 17	31,070.877	11.59	360,111
Band 20	1,172.218	11.65	13,656
Band 21	583.241	11.61	6,771
Band 46	15,567.478	10.34	160,968
	284,871.753		$ 3,309,069
Wells Fargo Advantage C&B Large Cap Value Fund			
Contracts in accumulation period:			
Band 6	1,929.901	$ 11.99	$ 23,140
Band 10	19,221.578	11.92	229,121
Band 14	15,892.495	11.85	188,326
Band 15	2,288.129	11.84	27,091
Band 17	4,271.469	11.80	50,403
Band 21	843.832	11.83	9,983
Band 46	3,935.907	10.22	40,225
	48,383.311		$ 568,289

Division/Contract	Units	Unit Value		Extended Value	
Wells Fargo Advantage Equity Income Fund					
Contracts in accumulation period:					
Band 10	19,076.172	$	12.17	$	232,157
Band 14	15,746.482		12.11		190,690
Band 17	37,593.202		12.05		452,998
Band 20	8,472.735		12.12		102,690
Band 46	2,698.963		10.44		28,177
	83,587.554			$	1,006,712
Wells Fargo Advantage Large Company Growth Fund					
Contracts in accumulation period:					
Band 6	2,062.783	$	10.90	$	22,484
Band 10	95,850.572		10.84		1,039,020
Band 14	42,503.793		10.78		458,191
Band 15	12,421.926		10.77		133,784
Band 17	95,072.106		10.73		1,020,124
Band 20	10,408.760		10.79		112,311
Band 21	432.739		10.75		4,652
Band 46	30,609.682		10.39		318,035
	289,362.361			$	3,108,601
Wells Fargo Advantage Money Market Fund					
Contracts in accumulation period:					
Band 10	7,303.052	$	9.96	$	72,738
Band 14	18,524.264		9.91		183,575
Band 17	345.215		9.86		3,404
Band 46	52,273.481		10.03		524,303
	78,446.012			$	784,020
Wells Fargo Advantage Small Cap Growth Fund					
Contracts in accumulation period:					
Band 6	2,325.307	$	12.52	$	29,113
Band 10	25,685.335		12.45		319,782
Band 14	13,062.989		12.38		161,720
Band 17	19,729.286		12.32		243,065
Band 20	1,851.575		12.39		22,941
Band 46	475.113		10.82		5,141
	63,129.605			$	781,762

311

Division/Contract	Units	Unit Value	Extended Value
Wells Fargo Advantage Total Return Bond Fund			
Contracts in accumulation period:			
Band 6	31,618.260	$ 10.48	$ 331,359
Band 10	47,105.732	10.43	491,313
Band 14	28,961.125	10.37	300,327
Band 15	2,000.971	10.36	20,730
Band 17	11,367.240	10.32	117,310
Band 20	275.024	10.38	2,855
Band 46	12,839.080	9.96	127,877
	134,167.432		$ 1,391,771

Bands	Products
Band 1	Golden VAC 80, ING GoldenSelect DVA 080
Band 2	Global Syndicate, Golden VAC 100, ING GoldenSelect DVA, ING GoldenSelect DVA 100
Band 3	ING GoldenSelect DVA Series 100
Band 4	ING GoldenSelect DVA Plus - Standard (pre February 2000), ING SmartDesign Signature Variable Annuity Option Package I, ING Golden Select DVA Plus 125, ING SmartDesign Signature Variable Annuity 125
Band 5	ING GoldenSelect DVA Plus - Standard (post January 2000 & post 2000), ING Golden Select DVA Plus 130
Band 6	First Union Variable Annuity, Fleet Premium Plus 140, ING GoldenSelect DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution (pre February 2000 and post January2000), ING GoldenSelect Access - Standard (pre February 2000), ING GoldenSelect Premium Plus - Standard (pre February 2000), ING GoldenSelect ES II (pre 2001), ING GoldenSelect ES II - Standard (post 2000), Generations - Standard, ING GoldenSelect Opportunities - Standard, WellsFargo ING Opportunities - Standard, ING Golden Select DVA Plus 140, ING GoldenSelect Access 140, ING GoldenSelect ESII 140, ING GoldenSelect Generations Variable Annuity 140, ING GoldenSelect Opportunities Variable 140, ING GoldenSelect Premium Plus 140, Wells Fargo ING Opportunities Variable Annuity 140
Band 7	Fleet Premium Plus 145, ING GoldenSelect DVA Plus - Annual Ratchet (post January2000), ING GoldenSelect DVA Plus - 5.5% Solution (post 2000), ING GoldenSelect Access - Standard (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Standard (post January 2000 and post 2000), ING GoldenSelect ES II - Deferred Ratchet(post 2000), ING GoldenSelect Generations - Deferred Ratchet, ING GoldenSelect Opportunities Variable 145; ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145, Fleet Premium Plus 145, ING Golden Select DVA Plus 145, ING GoldenSelect Access 145, ING GoldenSelect ESII 145, ING GoldenSelect Generations Variable Annuity 145, ING GoldenSelect Opportunities Variable 145, ING GoldenSelect Premium Plus 145, ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145
Band 8	Fleet Premium Plus 155, ING Golden Select DVA Plus 155, ING Golden Select DVA Plus- 7% Solution (pre February 2000), ING Golden Select DVA Plus - Annual Ratchet (post2000), ING GoldenSelect DVA Plus - Max 5.5 (post January 2000), ING GoldenSelect Access - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect ES II - 5.5% Solution (post 2000), Opportunities -5.5% Solution; Wells Fargo ING Opportunities Variable Annuity 155, ING GoldenSelect Access 155, ING GoldenSelect ESII 155, ING GoldenSelect Generations Variable Annuity155, ING GoldenSelect Opportunities Variable 155, ING GoldenSelect Premium Plus 155
Band 9	Fleet Premium Plus 160, ING GoldenSelect DVA Plus - Max 5.5 (post 2000), ING GoldenSelect Access - Annual Ratchet (post January 2000), ING Golden Select Access - 5.5% Solution (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post January 2000), ING GoldenSelect Premium Plus - 5.5% Solution(post January 2000 and post 2000), ING SmartDesign Advantage Variable Annuity 160, ING SmartDesign Signature Variable Annuity 160, ING Golden Select DVA Plus 160, ING GoldenSelect Access 160, ING GoldenSelect Premium Plus 160

313

Bands	Products
Band 10	ING GoldenSelect DVA Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect ES II - Annual Ratchet (post 2000), ING GoldenSelect Generations - Annual Ratchet, ING GoldenSelect Landmark - Standard, ING GoldenSelect Legends – Standard, Wells Fargo ING Landmark - Standard, Wells Fargo ING Landmark Variable Annuity 165, ING GoldenSelect Opportunities - Annual Ratchet, WellsFargo ING Opportunities - Annual Ratchet, ING SmartDesign Advantage Variable Annuity 165, ING Golden Select DVA Plus 165, ING GoldenSelect ESII 165, ING GoldenSelect Generations Variable Annuity 165, ING GoldenSelect Landmark Variable Annuity 165, ING GoldenSelect Legends - Standard, ING GoldenSelect Opportunities Variable 165, ING Simplicity Variable Annuity125, Wells Fargo ING Opportunities Variable Annuity 165
Band 11	Fleet Premium Plus 170, ING GoldenSelect Access - 7% Solution (pre February 2000), ING GoldenSelect Access - Annual Ratchet (post 2000), ING GoldenSelect Access - Max5.5 (post January 2000), ING GoldenSelect DVA Plus - Annual Ratchet (post 2000), ING Golden Select DVA Plus 155, ING GoldenSelect ES II - Max 5.5 (post 2000), ING GoldenSelect Premium Plus - 7% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post 2000), ING Golden Select Premium Plus - Max 5.5(post January 2000), ING Golden Select Opportunities - Max 5.5, Wells Fargo Opportunities - Max 5.5, ING GoldenSelect Access 170, ING GoldenSelect ESII 170, ING GoldenSelect Generations Variable Annuity 170, ING GoldenSelect Opportunities Variable 170, ING GoldenSelect Premium Plus 170, Wells Fargo ING Opportunities Variable Annuity 170
Band 12	ING Golden Select Access - Max 5.5 (post 2000), ING Golden Select DVA Plus - Max 7(post January 2000 and post 2000), ING GoldenSelect Premium Plus - Max 5.5 (post 2000), ING GoldenSelect ES II - 7% Solution (post 2000), ING GoldenSelect Generations - 7% Solution, ING Golden Select Opportunities - 7% Solution, Wells Fargo ING Opportunities Variable Annuity 175, ING Golden Select DVA Plus 175, ING GoldenSelect Access 175, ING GoldenSelect DVA Plus, ING GoldenSelect ESII 175, ING GoldenSelect Generations Variable Annuity 175, ING GoldenSelect Opportunities Variable 175, ING GoldenSelect Premium Plus 175
Band 13	ING GoldenSelect Access - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Access - Standard (post April 2001), ING GoldenSelect Generations Variable Annuity 150, ING GoldenSelect Premium Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Landmark - 5.5% Solution, ING SmartDesign Advantage Variable Annuity, Wells Fargo ING Landmark - 5.5% Solution, Wells Fargo ING Opportunities Variable Annuity 180, Fleet Premium Plus 180, ING GoldenSelect Access 180, ING GoldenSelect ESII 180, ING GoldenSelect Generations Variable Annuity180, ING GoldenSelect Landmark Variable Annuity 180, ING GoldenSelect Opportunities Variable 180, ING GoldenSelect Premium Plus 180, ING SmartDesign Advantage Variable Annuity 180, Wells Fargo ING Landmark Variable Annuity 180
Band 14	Fleet Premium Plus 190, ING GoldenSelect Access - Max 7 (post January 2000 and post 2000), ING GoldenSelect Landmark - Annual Ratchet, ING GoldenSelect Legends – Quarterly, ING GoldenSelect Premium Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus, ING GoldenSelect Premium Plus (Citigroup/Smith Barney), Wells Fargo ING Landmark - Annual Ratchet, ING GoldenSelect Access 190, ING GoldenSelect Landmark Variable Annuity 190, ING GoldenSelect Legends - Quarterly, ING GoldenSelect Premium Plus 190, Wells Fargo ING Landmark Variable Annuity 190

314

Bands	Products
Band 15	ING GoldenSelect Access - 5.5% Solution (post April 2001), ING GoldenSelect ES II 195, ING GoldenSelect Generations Variable Annuity 195, ING GoldenSelect Landmark - Max5.5, ING GoldenSelect Legends –WA Combo, ING Golden Select Opportunities Variable195, ING GoldenSelect Opportunities Variable 195, ING GoldenSelect Premium Plus 195, ING SmartDesign Advantage, ING SmartDesign Advantage Variable Annuity 195, ING SmartDesign Signature Variable Annuity, ING SmartDesign Signature Variable Annuity195, Wells Fargo ING Landmark - Max 5.5, Wells Fargo ING Opportunities Variable Annuity 195, ING GoldenSelect Access 195, ING GoldenSelect Landmark Variable Annuity 195, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark Variable Annuity 195
Band 16	ING GoldenSelect Access - Annual Ratchet (post April 2001), ING GoldenSelect Landmark Variable Annuity 205, Wells Fargo ING Landmark Variable Annuity 205, ING GoldenSelect Access 205, ING GoldenSelect Legends 205
Band 17	ING GoldenSelect Access - Max 5.5 (post April 2001), ING GoldenSelect Landmark(Citigroup/Smith Barney), ING GoldenSelect Landmark - Max 7, ING GoldenSelect Legends – Combo, ING GoldenSelect Premium Plus 210, Wells Fargo ING Landmark Variable Annuity, Wells Fargo Landmark - Max 7, ING GoldenSelect Access 210, ING GoldenSelect Landmark Variable Annuity 210, Wells Fargo ING Landmark Variable Annuity 210
Band 18	ING GoldenSelect Access - 7% Solution (post April 2001), ING GoldenSelect Access 215
Band 19	ING GoldenSelect Access, ING GoldenSelect Access (Citigroup/Smith Barney), ING GoldenSelect Access - Max 7 (post April 2001) ING SmartDesign Advantage Variable Annuity 225, ING GoldenSelect Access 225
Band 20	ING GoldenSelect ESII, ING GoldenSelect ES II - Max 7 (post 2000), ING GoldenSelect Generations, ING GoldenSelect Generations - Max 7, ING GoldenSelect Opportunities, ING GoldenSelect Opportunities - Max 7, ING SmartDesign Advantage Variable Annuity185, Wells Fargo ING Opportunities Variable Annuity, Wells Fargo ING Opportunities - Max 7, ING GoldenSelect ESII 185, ING GoldenSelect Generations Variable Annuity 185, ING GoldenSelect Opportunities Variable 185, Wells Fargo ING Opportunities Variable Annuity 185
Band 21	ING GoldenSelect Landmark - 7% Solution, ING SmartDesign Advantage Variable Annuity 200, Wells Fargo ING Landmark - 7% Solution, ING GoldenSelect Landmark Variable Annuity 200, Wells Fargo ING Landmark Variable Annuity 200
Band 22	Granite PrimElite - Standard, ING GoldenSelect Granite PrimElite 125
Band 23	ING GoldenSelect Granite PrimElite - Annual Ratchet; ING GoldenSelect Granite PrimElite 140
Band 24	ING GoldenSelect Access One
Band 25	ING GoldenSelect Value
Band 26	ING SmartDesign Variable Annuity Option I, ING SmartDesign Variable Annuity 095
Band 27	ING SmartDesign Variable Annuity Option II, ING SmartDesign Variable Annuity 125
Band 28	ING SmartDesign Variable Annuity, ING SmartDesign Variable Annuity Option III, ING SmartDesign Variable Annuity 140
Band 29	ING SmartDesign Variable Annuity Bonus Option I, ING SmartDesign Variable Annuity 145
Band 30	ING SmartDesign Variable Annuity Bonus Option II, ING SmartDesign Variable Annuity 175

Bands	Products
Band 31	ING SmartDesign Variable Annuity Bonus Option III, ING SmartDesign Variable Annuity 190
Band 32	ING SmartDesign Advantage Bonus Option I, ING SmartDesign Advantage Variable Annuity 220
Band 33	ING SmartDesign Advantage Bonus Option II, ING SmartDesign Advantage Variable Annuity 240
Band 34	ING SmartDesign Advantage Bonus Option III, ING SmartDesign Advantage Variable Annuity 255
Band 35	ING Rollover Choice Option I (prior to August 7, 2003), ING Focus VA Option I, ING Focus Variable Annuity 075, ING Rollover Choice 075
Band 36	ING Rollover Choice Option II (prior to August 7, 2003), ING Focus VA Option I, ING Focus VA Option II, ING Focus Variable Annuity 095, ING Rollover Choice 095
Band 37	ING Rollover Choice Option III (prior to August 7, 2003), ING Rollover Choice 110
Band 38	ING Rollover Choice Option I, ING Rollover Choice 100
Band 39	ING Rollover Choice Option II, ING Rollover Choice 120
Band 40	ING Rollover Choice Option III, ING Rollover Choice 135
Band 41	ING SmartDesign Signature Option I, ING SmartDesign Signature Variable Annuity 175
Band 42	ING SmartDesign Signature Option II, ING SmartDesign Signature Variable Annuity 210
Band 43	ING SmartDesign Signature Option III,
Band 44	ING SmartDesign Advantage Variable Annuity 245,
Band 45	ING SmartDesign Advantage Variable Annuity 260,
Band 46	ING GoldenSelect Landmark Variable Annuity 220, ING GoldenSelect Legends 220, Wells Fargo ING Landmark Variable Annuity 220
Band 47	ING GoldenSelect Access 235
Band 49	ING Simplicity Variable Annuity200

316

8. Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2005, 2004, 2003 2002 and 2001 follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Leisure Fund - Series I Shares						
2005	4,687	$9.96 to $11.86	$ 53,911	1.11%	0.95% to 2.60%	-3.68% to -2.15%
2004	4,713	$10.86 to $12.18	55,920	0.37	0.95% to 2.60%	10.48% to 12.33%
2003	3,232	$10.50 to $10.91	34,410	—	0.95% to 2.55%	25.45% to 27.42%
2002	724	$8.39 to $8.47	6,097	(b)	0.95% to 2.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Columbia Large Cap Growth Fund VS Class A						
2005	49	$10.48 to $10.53	515	(e)	1.40% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Fidelity® VIP Contrafund® Portfolio - Service Class 2						
2005	20,525	$11.89 to $15.29	267,908	0.04	0.75% to 2.60%	13.64% to 15.83%
2004	3,777	$10.75 to $13.24	46,859	0.15	0.75% to 2.60%	12.23% to 14.31%
2003	1,945	$10.63 to $11.62	21,313	0.13	0.75% to 2.55%	25.06% to 27.26%
2002	513	$8.50 to $8.73	4,438	0.37	0.75% to 2.55%	-12.19% to -10.28%
2001	122	$9.68 to $9.73	1,183	(a)	0.95% to 1.90%	(a)
Fidelity® VIP Equity-Income Portfolio - Service Class 2						
2005	24,383	$10.48 to $13.50	276,545	1.36	0.75% to 2.60%	2.87% to 4.79%
2004	22,427	$10.58 to $12.92	245,414	1.17	0.75% to 2.60%	8.40% to 10.83%
2003	14,541	$9.76 to $11.73	145,256	0.47	0.75% to 2.55%	26.75% to 29.08%
2002	3,054	$7.70 to $7.91	23,851	1.09	0.75% to 2.55%	-18.95% to -17.69%
2001	203	$9.55 to $9.61	1,949	(a)	0.95% to 2.20%	(a)

317

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Growth Portfolio - Service Class 2						
2005	23,642	$8.36 to $12.42	$ 205,956	0.29%	0.75% to 2.60%	2.68% to 4.73%
2004	28,601	$8.13 to $11.89	239,959	0.13	0.75% to 2.60%	0.49% to 2.36%
2003	22,435	$8.09 to $11.65	185,642	0.03	0.75% to 2.55%	29.23% to 31.57%
2002	3,655	$6.26 to $6.43	23,212	0.02	0.90% to 2.55%	-32.32% to -30.79%
2001	75	$9.25 to $9.29	693	(a)	0.95% to 1.90%	(a)
Fidelity® VIP Overseas Portfolio - Service Class 2						
2005	28	$14.64 to $16.63	450	0.22	0.75% to 1.35%	17.13% to 17.95%
2004	33	$12.59 to $14.14	458	0.76	0.75% to 1.35%	12.22% to 12.41%
2003	69	$11.20 to $12.60	860	—	0.75% to 1.00%	41.95%
2002	1	$7.89	9	(b)	0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Franklin Small Cap Value Securities Fund - Class 2						
2005	152	$15.41 to $16.08	2,400	0.59	0.75% to 1.35%	7.34% to 7.94%
2004	69	$14.39 to $14.94	1,018	0.16	0.75% to 1.35%	22.57% to 22.82%
2003	20	$11.74 to $11.79	236	—	0.75% to 0.95%	30.88% to 31.15%
2002	2	$8.97 to $8.99	17	(b)	0.75% to 0.95%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Appreciation Portfolio						
2005	25	$18.81 to $19.08	473	0.73	1.25% to 1.40%	2.84% to 2.97%
2004	34	$18.29 to $18.53	626	1.09	1.25% to 1.40%	7.27% to 7.42%
2003	39	$17.05 to $17.25	663	0.64	1.25% to 1.40%	22.84% to 23.04%
2002	42	$13.88 to $14.02	589	1.50	1.25% to 1.40%	-18.69% to -18.58%
2001	42	$17.07 to $17.22	723	1.15	1.25% to 1.40%	-5.32% to -5.18%
ING GET Fund - Series N						
2005	1,418	$10.02 to $10.47	14,454	3.83	1.45% to 2.40%	-0.40% to 0.67%
2004	1,733	$10.06 to $10.40	17,679	3.46	1.45% to 2.40%	-0.79% to 0.19%
2003	2,282	$10.14 to $10.38	23,357	2.73	1.45% to 2.40%	1.81% to 2.77%
2002	2,862	$9.96 to $10.10	28,661	1.35	0.95% to 1.90%	-2.73% to -1.75%
2001	3,009	$10.24 to $10.28	30,868	(a)	0.95% to 1.90%	—

318

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series P						
2005	6,663	$9.81 to $10.24	$ 66,548	3.71%	1.45% to 2.45%	-1.11% to -0.19%
2004	8,449	$9.92 to $10.26	84,983	3.57	1.45% to 2.45%	-1.00% to 0.00%
2003	10,880	$9.89 to $10.26	110,101	2.58	1.45% to 3.05%	0.82% to 2.40%
2002	14,328	$9.81 to $10.02	143,846	0.07	0.75% to 2.55%	-1.80% to -0.20%
2001	15,276	$9.99 to $10.04	153,045	(a)	0.95% to 2.55%	(a)
ING GET Fund - Series Q						
2005	7,851	$10.00 to $10.52	80,727	3.83	1.45% to 2.70%	-1.19% to 0.10%
2004	10,392	$10.01 to $10.58	107,135	3.52	1.25% to 3.05%	-1.18% to 0.67%
2003	12,692	$10.13 to $10.51	131,095	—	1.25% to 3.05%	2.01% to 3.85%
2002	16,855	$9.93 to $10.12	169,029	2.51	0.75% to 2.55%	-0.70% to 1.20%
2001	190	$10.00	1,904	(a)	0.95% to 1.90%	(a)
ING GET Fund - Series R						
2005	7,932	$10.12 to $10.84	83,419	3.34	1.25% to 3.05%	-1.36% to 0.37%
2004	10,766	$10.26 to $10.80	113,390	3.15	1.25% to 3.05%	-0.39% to 1.50%
2003	12,873	$10.30 to $10.64	134,755	0.01	1.25 % to 3.05%	2.90% to 4.72%
2002	16,911	$10.01 to $10.16	170,526	(b)	0.75% to 2.55%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series S						
2005	9,254	$10.08 to $10.75	96,724	2.65	1.25% to 3.05%	-1.18% to 0.56%
2004	12,848	$10.20 to $10.69	134,146	2.60	1.25% to 3.05%	-0.39% to 1.42%
2003	15,576	$10.24 to $10.54	161,820	0.09	1.25% to 3.05%	2.61% to 4.56%
2002	21,867	$9.98 to $10.08	219,270	(b)	0.75% to 2.55%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series T						
2005	9,999	$10.11 to $10.73	104,417	2.74	1.25% to 3.05%	-1.46% to 0.28%
2004	13,033	$10.26 to $10.70	136,447	2.76	1.25% to 3.05%	-0.48% to 1.33%
2003	15,618	$10.31 to $10.56	162,882	0.13	1.25% to 3.05%	2.69% to 4.55%
2002	23,643	$10.04 to $10.10	237,948	(b)	0.75% to 2.55%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

319

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series U						
2005	11,149	$10.28 to $10.86	$ 117,807	2.19%	1.25% to 3.05%	-1.63% to 0.09%
2004	13,476	$10.45 to $10.85	143,398	1.90	1.25% to 3.05%	0.29% to 2.17%
2003	16,063	$10.42 to $10.62	168,926	—	1.25% to 3.05%	4.30% to 6.20%
2002	105	$9.99 to $10.00	1,048	(b)	0.75% to 2.20%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series V						
2005	18,502	$9.36 to $9.85	177,886	1.95	1.25% to 3.05%	-2.19% to -0.40%
2004	23,741	$9.57 to $9.89	231,030	1.01	1.25% to 3.05%	-0.73% to 1.12%
2003	33,567	$9.64 to $9.78	325,984	(c)	1.25% to 3.05%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class						
2005	23,276	$10.58 to $21.90	465,921	—	0.80% to 2.60%	4.46% to 6.00%
2004	26,948	$18.17 to $20.66	517,014	—	0.80% to 2.25%	16.85% to 18.53%
2003	28,328	$15.55 to $17.43	462,824	—	0.80% to 2.25%	63.34% to 65.68%
2002	24,777	$9.52 to $10.52	246,769	—	0.80% to 2.25%	-31.66% to -30.56%
2001	27,303	$13.93 to $15.15	395,434	—	0.80% to 2.25%	-15.42% to -14.46%
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class						
2005	986	$10.58 to $21.29	17,341	—	1.40% to 2.20%	4.45% to 5.14%
2004	680	$10.78 to $20.25	12,840	—	1.40% to 2.10%	17.19% to 17.66%
2003	270	$17.10 to $17.21	4,624	—	1.40% to 1.85%	63.64% to 64.53%
2002	14	$10.45 to $10.46	148	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING American Funds Growth Portfolio						
2005	113,508	$10.57 to $13.69	1,516,773	—	0.75% to 2.60%	12.69% to 14.48%
2004	72,179	$10.64 to $11.96	854,063	0.01	0.95% to 2.60%	9.04% to 10.84%
2003	12,298	$10.73 to $10.79	132,320	(c)	0.95% to 2.55%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

320

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Funds Growth-Income Portfolio						
2005	84,695	$10.10 to $12.48	$1,031,247	0.35%	0.75% to 2.60%	2.55% to 4.26%
2004	55,830	$10.60 to $11.97	661,150	0.16	0.95% to 2.60%	6.94% to 8.72%
2003	9,106	$10.95 to $11.01	99,959	(c)	0.95% to 2.55%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING American Funds International Portfolio						
2005	43,010	$10.99 to $16.38	683,490	0.49	0.75% to 2.60%	17.83% to 19.82%
2004	23,418	$11.16 to $13.67	316,864	0.22	0.95% to 2.60%	15.64% to 17.45%
2003	3,906	$11.57 to $11.64	45,340	(c)	0.95% to 2.55%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Capital Guardian Small/Mid Cap Portfolio - Service Class						
2005	24,982	$10.00 to $20.60	455,371	0.17	0.50% to 2.55%	-3.25% to -1.48%
2004	28,547	$17.83 to $20.91	538,021	0.19	0.50% to 2.25%	5.07% to 6.96%
2003	30,090	$16.97 to $19.55	537,286	0.15	0.50% to 2.25%	37.19% to 39.64%
2002	26,339	$12.37 to $14.00	341,146	0.12	0.80% to 2.25%	-27.11% to −25.80%
2001	27,165	$16.97 to $18.87	480,513	0.13	0.50% to 2.25%	-3.40% to -1.97%
ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class						
2005	711	$9.88 to $13.86	9,138	0.16	1.40% to 2.20%	-3.33% to -2.60%
2004	582	$10.22 to $14.23	7,939	0.38	1.40% to 2.10%	5.31% to 5.80%
2003	310	$13.37 to $13.45	4,148	0.18	1.40% to 1.85%	37.55% to 38.23%
2002	33	$9.72 to $9.73	321	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Capital Guardian U.S. Equities Portfolio - Service Class						
2005	53,019	$10.48 to $12.08	595,801	0.43	0.50% to 2.40%	3.82% to 5.59%
2004	60,199	$10.48 to $11.44	648,655	0.19	0.50% to 2.25%	6.83% to 8.75%
2003	55,938	$9.81 to $10.52	561,288	0.05	0.50% to 2.25%	33.65% to 36.09%
2002	39,602	$7.34 to $7.73	295,688	0.25	0.50% to 2.25%	-25.48% to -24.22%
2001	27,628	$9.85 to $10.20	275,489	0.25	0.50% to 2.25%	-5.43% to -4.44%

321

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Capital Guardian U.S. Equities Portfolio - Service 2 Class						
2005	746	$10.48 to $15.54	$ 10,963	0.36%	1.40% to 2.20%	3.91% to 4.65%
2004	692	$10.48 to $14.85	10,041	0.23	1.40% to 2.10%	7.07% to 7.53%
2003	495	$13.72 to $13.81	6,805	—	1.40% to 1.85%	33.85% to 34.47%
2002	32	$10.25 to $10.27	333	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Eagle Asset Capital Appreciation Portfolio - Service Class						
2005	9,188	$9.96 to $22.14	184,227	1.19	0.80% to 2.60%	-2.26% to -0.54%
2004	10,891	$11.05 to $22.26	223,247	0.90	1.40% to 1.85%	11.94% to 13.98%
2003	11,683	$16.67 to $19.53	212,149	0.22	0.80% to 2.55%	22.12% to 24.24%
2002	11,740	$13.65 to $15.72	173,239	0.69	0.80% to 2.55%	-20.82% to -17.70%
2001	10,991	$17.24 to $19.10	199,039	0.85	0.80% to 2.25%	-6.21% to -5.21%
ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class						
2005	249	$9.97 to $13.26	3,066	1.25	1.40% to 2.20%	-1.73% to -1.27%
2004	143	$13.29 to $13.43	1,905	1.23	0.80% to 2.60%	12.63% to 13.14%
2003	86	$11.80 to $11.87	1,022	0.18	1.40% to 1.85%	22.79% to 23.26%
2002	11	$9.61 to $9.63	107	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Evergreen Health Sciences Portfolio - Class S						
2005	14,969	$10.26 to $10.96	160,600	0.01	0.80% to 2.60%	7.63% to 9.37%
2004	2,972	$9.82 to $9.94	29,371	(d)	0.95% to 2.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Evergreen Omega Portfolio - Class A						
2005	91	$10.22 to $10.72	961	—	1.40% to 2.20%	1.63% to 2.29%
2004	30	$10.43 to $10.48	317	(d)	1.40% to 2.10%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

322

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Evergreen Omega Portfolio - Service Class						
2005	748	$10.22 to $11.34	$ 7,994	—%	0.75% to 2.60%	1.72% to 2.95%
2004	290	$10.42 to $10.52	3,037	(d)	0.95% to 2.25%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class						
2005	43,185	$10.18 to $13.79	569,837	—	0.80% to 2.60%	14.35% to 15.88%
2004	21,954	$11.22 to $11.90	252,365	0.13	0.90% to 2.25%	21.30% to 22.93%
2003	17,427	$9.25 to $9.68	164,205	—	0.90% to 2.25%	30.47% to 32.42%
2002	12,695	$7.09 to $7.31	91,159	0.29	0.90% to 2.25%	-21.13% to -20.11%
2001	6,381	$8.99 to $9.15	57,814	0.48	0.90% to 2.25%	-8.41% to -7.79%
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class						
2005	1,777	$11.76 to $17.51	28,369	—	1.40% to 2.20%	14.30% to 15.12%
2004	666	$11.82 to $15.21	9,744	0.22	1.40% to 2.10%	21.57% to 22.07%
2003	303	$12.38 to $12.46	3,754	—	1.40% to 1.85%	30.73% to 31.43%
2002	23	$9.47 to $9.48	220	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING FMR[SM] Earnings Growth Portfolio - Service Class						
2005	880	$10.44 to $10.56	9,242	(e)	0.95% to 2.60%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Earnings Growth Portfolio - Service 2 Class						
2005	1	$10.48 to $10.49	16	(e)	1.85% to 1.95%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Global Resources Portfolio - Service Class						
2005	13,480	$13.27 to $33.26	$ 373,920	0.72%	0.80% to 2.60%	34.63% to 36.65%
2004	8,900	$19.26 to $24.34	187,945	0.95	0.80% to 2.25%	4.05% to 5.55%
2003	6,911	$18.51 to $23.06	140,016	0.37	0.80% to 2.25%	48.79% to 51.02%
2002	4,986	$12.44 to $15.93	67,753	0.68	0.50% to 2.25%	-1.50% to 4.32%
2001	2,395	$12.63 to $15.27	33,209	—	0.80% to 2.25%	-13.82% to -12.84%
ING Global Resources Portfolio - Service 2 Class						
2005	1,203	$13.95 to $20.95	22,547	0.75	1.40% to 2.20%	34.72% to 35.69%
2004	688	$10.54 to $15.44	10,189	1.36	1.40% to 2.10%	4.26% to 4.75%
2003	207	$14.66 to $14.74	3,037	0.45	1.40% to 1.85%	49.29% to 49.95%
2002	10	$9.82 to $9.83	97	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Goldman Sachs Tollkeeper[SM] Portfolio - Service Class						
2005	10,325	$6.85 to $11.46	73,104	—	0.90% to 2.60%	-0.44% to 0.97%
2004	9,719	$6.88 to $7.24	68,251	—	0.90% to 2.25%	9.03% to 10.53%
2003	8,371	$6.31 to $6.55	53,622	—	0.90% to 2.25%	37.77% to 39.66%
2002	2,769	$4.58 to $4.69	12,802	—	0.90% to 2.25%	-39.50% to -38.61%
2001	709	$7.57 to $7.64	5,389	(a)	0.90% to 2.25%	(a)
ING Goldman Sachs Tollkeeper[SM] Portfolio - Service 2 Class						
2005	395	$10.15 to $15.93	5,748	—	1.40% to 2.20%	-0.36% to 0.38%
2004	283	$11.16 to $15.87	4,337	—	1.40% to 2.10%	9.26% to 9.75%
2003	180	$14.37 to $14.46	2,595	—	1.40% to 1.85%	38.17% to 38.77%
2002	5	$10.40 to $10.42	53	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING International Portfolio - Service Class						
2005	14,319	$10.59 to $12.10	160,706	2.39	0.90% to 2.35%	8.06% to 9.50%
2004	17,199	$9.80 to $11.15	177,640	0.92	0.80% to 2.25%	14.09% to 15.78%
2003	17,997	$8.59 to $9.63	162,082	0.25	0.80% to 2.25%	26.32% to 28.23%
2002	16,969	$6.80 to $7.46	120,477	0.75	0.90% to 2.25%	-18.76% to -16.93%
2001	16,734	$8.37 to $8.98	144,061	—	0.90% to 2.10%	-24.87% to -22.18%

324

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING International Portfolio - Service 2 Class						
2005	673	$11.16 to $15.58	$ 10,090	2.55%	1.40% to 2.20%	8.00% to 8.72%
2004	646	$11.37 to $14.33	9,037	1.23	1.40% to 2.10%	14.35% to 14.92%
2003	401	$12.40 to $12.47	4,980	0.31	1.40% to 1.85%	26.66% to 27.24%
2002	26	$9.79 to $9.80	254	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Janus Contrarian Portfolio - Service Class						
2005	6,969	$11.34 to $13.19	81,462	0.06	0.90% to 2.60%	12.73% to 14.58%
2004	6,384	$10.03 to $11.52	65,678	—	0.90% to 2.55%	14.50% to 16.05%
2003	6,039	$8.76 to $9.16	53,911	—	0.90% to 2.25%	46.98% to 48.94%
2002	3,609	$5.96 to $6.15	21,794	—	0.90% to 2.25%	-27.58% to -26.61%
2001	2,932	$8.23 to $8.38	24,325	0.37	0.90% to 2.25%	-6.87% to -6.19%
ING Janus Contrarian Portfolio - Service 2 Class						
2005	225	$11.57 to $18.72	3,755	0.07	1.40% to 2.20%	13.00% to 13.80%
2004	136	$11.31 to $16.45	2,177	—	1.40% to 2.10%	14.73% to 15.28%
2003	56	$14.91 to $14.27	801	—	1.40% to 1.85%	47.51% to 48.18%
2002	6	$9.62 to $9.63	56	(b)	1.40% to 1.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class						
2005	1,054	$14.00 to $21.55	19,778	0.08	1.40% to 2.20%	31.71% to 32.62%
2004	467	$11.10 to $16.25	7,217	0.63	1.40% to 2.10%	15.52% to 16.07%
2003	140	$13.92 to $14.00	1,956	0.20	1.40% to 1.85%	43.51% to 44.18%
2002	8	$9.70 to $9.71	79	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class						
2005	22,412	$13.00 to $14.59	305,326	0.07	0.80% to 2.60%	31.85% to 33.73%
2004	14,735	$9.86 to $10.91	151,706	0.38	0.80% to 2.25%	15.05% to 16.81%
2003	12,265	$8.57 to $9.34	109,258	0.21	0.80% to 2.25%	43.31% to 45.48%
2002	9,702	$5.98 to $6.42	60,000	—	0.80% to 2.25%	-12.70% to -11.45%
2001	10,141	$6.85 to $7.25	71,466	1.18	0.80% to 2.25%	-7.10% to -5.97%

325

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Small Cap Equity Portfolio - Service Class						
2005	13,753	$10.36 to $13.89	$ 177,486	—%	0.80% to 2.60%	-13.35% to 1.91%
2004	11,640	$13.63	158,627	—	0.80% to 2.60%	23.68% to 23.89%
2003	6,338	$10.18 to $11.02	65,484	—	0.80% to 2.55%	30.85% to 33.12%
2002	1,212	$7.79 to $7.87	9,490	(b)	0.90% to 2.40%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Small Cap Equity Portfolio - Service 2 Class						
2005	3,144	$10.35 to $15.86	45,409	—	1.40% to 2.20%	1.34% to 2.12%
2004	2,183	$11.93 to $15.53	32,610	—	1.40% to 2.10%	23.45% to 24.04%
2003	889	$12.45 to $12.52	11,088	—	1.40% to 1.85%	31.33% to 31.93%
2002	54	$9.48 to $9.49	511	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Value Opportunities Portfolio - Service Class						
2005	3,843	$10.55 to $10.67	40,813	(e)	0.95% to 2.60%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Value Opportunities Portfolio - Service 2 Class						
2005	81	$10.57 to $10.63	864	(e)	1.40% to 2.20%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Julius Baer Foreign Portfolio - Service Class						
2005	25,762	$11.80 to $15.36	356,543	0.07	0.80% to 2.60%	12.41% to 14.30%
2004	15,131	$11.44 to $13.55	185,592	0.07	0.90% to 2.60%	14.85% to 16.87%
2003	3,272	$10.44 to $11.69	34,644	0.99	0.90% to 2.55%	27.94% to 30.06%
2002	608	$8.17 to $8.25	4,990	(b)	0.90% to 2.40%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Julius Baer Foreign Portfolio - Service 2 Class						
2005	2,592	$11.79 to $16.60	$ 39,182	0.04%	1.40% to 2.20%	12.64% to 13.54%
2004	1,245	$11.47 to $14.62	17,516	0.03	1.40% to 2.10%	15.58% to 16.04%
2003	203	$12.52 to $12.60	2,550	1.03	1.40% to 1.85%	28.54% to 29.10%
2002	17	$9.74 to $9.76	165	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Legg Mason Value Portfolio - Service Class						
2005	40,447	$9.40 to $12.60	399,134	—	0.75% to 2.60%	3.24% to 5.12%
2004	30,531	$9.10 to $12.10	288,326	0.14	0.90% to 2.60%	10.98% to 12.82%
2003	26,637	$8.20 to $10.81	224,722	0.03	0.90% to 2.55%	19.36% to 21.49%
2002	18,616	$6.87 to $7.13	130,345	0.45	0.90% to 2.55%	-21.75% to -20.16%
2001	10,487	$8.78 to $8.93	92,720	1.02	0.90% to 2.25%	-11.18% to -10.34%
ING Legg Mason Value Portfolio - Service 2 Class						
2005	2,121	$10.65 to $13.71	27,151	—	1.40% to 2.20%	3.59% to 4.34%
2004	1,086	$11.15 to $13.14	13,915	0.20	1.40% to 2.10%	11.58% to 12.03%
2003	616	$11.66 to $11.73	7,195	—	1.40% to 1.85%	20.06% to 20.58%
2002	60	$9.71 to $9.73	587	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING LifeStyle Aggressive Growth Portfolio - Service 1 Class						
2005	56,804	$10.82 to $12.06	672,396	0.08	0.95% to 2.60%	5.01% to 6.73%
2004	19,102	$11.17 to $11.30	214,566	(d)	0.95% to 2.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING LifeStyle Growth Portfolio - Service 1 Class						
2005	118,288	$10.67 to $11.83	1,373,807	0.33	0.95% to 2.60%	4.07% to 5.82%
2004	42,766	$11.05 to $11.18	475,452	(d)	0.95% to 2.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

327

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING LifeStyle Moderate Growth Portfolio - Service 1 Class						
2005	109,586	$10.52 to $11.53	$1,239,629	0.62%	0.95% to 2.60%	3.03% to 4.82%
2004	41,489	$10.88 to $11.00	453,887	(d)	0.95% to 2.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING LifeStyle Moderate Portfolio - Service 1 Class						
2005	46,302	$10.43 to $11.33	515,732	0.84	0.95% to 2.60%	2.61% to 4.33%
2004	19,609	$10.74 to $10.86	211,827	(d)	0.95% to 2.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Limited Maturity Bond Portfolio - Service Class						
2005	13,640	$17.66 to $23.84	269,644	4.59	0.50% to 2.25%	-0.67% to 1.10%
2004	18,084	$17.78 to $23.58	357,305	4.19	0.50% to 2.25%	-0.89% to -0.90%
2003	27,037	$17.94 to $23.37	534,954	0.74	0.50% to 2.25%	0.56% to 2.32%
2002	28,506	$17.84 to $22.84	558,941	3.62	0.50% to 2.25%	4.82% to 6.68%
2001	19,509	$17.02 to $21.41	364,062	4.84	0.50% to 2.25%	6.78% to 8.30%
ING Liquid Assets Portfolio - Service Class						
2005	38,622	$9.89 to $17.72	582,359	3.06	0.75% to 2.60%	0.15% to 2.01%
2004	41,260	$9.83 to $17.37	618,281	1.05	0.75% to 2.60%	-1.66% to 0.17%
2003	49,098	$9.95 to $18.00	745,674	0.78	0.50% to 2.55%	-1.78% to 0.22%
2002	66,797	$13.46 to $17.34	1,023,179	1.42	0.50% to 2.55%	-1.17% to 0.96%
2001	69,541	$13.62 to $17.79	1,071,485	3.59	0.50% to 2.55%	1.86% to 3.01%
ING Liquid Assets Portfolio - Service 2 Class						
2005	1,143	$9.81 to $10.08	11,307	3.20	1.40% to 2.20%	0.40% to 1.22%
2004	970	$9.74 to $9.91	9,497	1.14	1.40% to 2.10%	-1.12% to -0.61%
2003	490	$9.85 to $9.91	4,837	0.81	1.40% to 1.85%	-1.30% to -0.80%
2002	180	$9.98 to $9.99	1,800	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Lord Abbett Affiliated Portfolio - Service Class						
2005	10,892	$10.40 to $12.66	$ 126,090	1.17%	0.90% to 2.55%	2.87% to 4.54%
2004	13,023	$10.85 to $12.11	145,322	0.65	0.90% to 2.55%	7.43% to 9.01%
2003	13,185	$10.10 to $11.13	136,147	0.18	0.90% to 2.25%	28.34% to 30.04%
2002	11,516	$7.87 to $8.19	92,136	0.81	0.90% to 2.25%	-24.69% to -23.67%
2001	8,646	$10.45 to $10.73	91,400	1.30	0.90% to 2.25%	-6.16% to -5.13%
ING Lord Abbett Affiliated Portfolio - Service 2 Class						
2005	208	$10.41 to $14.18	2,804	1.27	1.40% to 2.20%	3.15% to 3.89%
2004	144	$10.46 to $13.65	1,920	0.82	1.40% to 2.10%	7.66% to 8.25%
2003	81	$12.54 to $12.61	1,014	0.15	1.40% to 1.85%	28.72% to 29.20%
2002	30	$9.74 to $9.75	297	(b)	1.65% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING MarketPro Portfolio - Class S						
2005	228	$9.98 to $10.17	2,308	(e)	1.40% to 2.10%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING MarketPro Portfolio - Class S2						
2005	7	$9.95	66	(e)	1.95% to 2.20%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING MarketStyle Growth Portfolio - Class S						
2005	262	$10.12	2,652	(e)	2.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MarketStyle Moderate Growth Portfolio - Class S						
2005	317	$10.11	$ 3,206	(e)%	2.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING MarketStyle Moderate Portfolio - Class S						
2005	91	$9.98	906	(e)	2.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico Growth Portfolio - Service Class						
2005	51,436	$10.77 to $17.90	818,414	—	0.50% to 2.60%	6.08% to 8.35%
2004	54,430	$11.02 to $16.52	813,432	—	0.50% to 2.60%	9.95% to 11.92%
2003	57,559	$12.87 to $14.76	778,700	—	0.50% to 2.25%	29.74% to 32.02%
2002	53,954	$9.92 to $11.18	560,041	—	0.50% to 2.25%	-31.16% to -29.91%
2001	66,921	$14.41 to $15.95	1,002,892	—	0.50% to 2.25%	-31.55% to -30.59%
ING Marsico Growth Portfolio - Service 2 Class						
2005	1,600	$10.77 to $15.18	22,546	—	1.40% to 2.20%	6.47% to 7.20%
2004	1,088	$10.98 to $14.16	15,095	—	1.40% to 2.10%	10.23% to 10.72%
2003	654	$12.71 to $12.79	8,324	—	1.40% to 1.85%	30.23% to 30.81%
2002	9	$9.76 to $9.78	92	(b)	1.40% to 1.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Marsico International Opportunities Portfolio - Service Class						
2005	10,005	$12.32 to $12.46	123,938	(e)	0.90% to 2.60%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

330

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Mercury Large Cap Growth Portfolio - Service Class						
2005	12,937	$10.88 to $12.16	$ 151,911	—%	0.80% to 2.60%	7.76% to 9.39%
2004	1,738	$10.69 to $11.08	18,861	—	0.90% to 2.25%	8.64% to 10.03%
2003	1,372	$9.84 to $10.07	13,630	—	0.90% to 2.25%	24.09% to 25.88%
2002	345	$7.93 to $8.00	2,742	(b)	0.90% to 2.15%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Mercury Large Cap Value Portfolio - Service Class						
2005	3,466	$10.53 to $12.64	42,124	—	0.80% to 2.45%	2.92% to 4.46%
2004	3,468	$11.64 to $12.10	40,913	0.27	0.80% to 2.25%	8.99% to 10.53%
2003	2,431	$10.68 to %10.92	26,184	0.21	0.90% to 2.25%	28.33% to 30.00%
2002	710	$8.32 to $8.40	5,931	(b)	0.90% to 2.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Mercury Large Cap Value Portfolio - Service 2 Class						
2005	225	$10.52 to $14.96	3,132	—	1.40% to 2.20%	2.92% to 3.60%
2004	170	$10.63 to $14.44	2,419	0.19	1.40% to 2.10%	9.33% to 9.81%
2003	61,511	$13.07 to $13.15	805	0.23	1.40% to 1.85%	28.64% to 29.30%
2002	5	$10.16 to $10.17	48	(b)	1.65% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING MFS Mid Cap Growth Portfolio - Service Class						
2005	22,473	$10.26 to $28.16	552,840	—	0.50% to 2.60%	0.79% to 2.59%
2004	27,088	$22.90 to $27.45	661,572	—	0.50% to 2.25%	12.48% to 14.47%
2003	29,373	$20.36 to $23.98	634,357	—	0.50% to 2.25%	36.01% to 38.45%
2002	27,548	$14.97 to $17.32	435,581	—	0.50% to 2.25%	-49.97% to -49.07%
2001	29,521	$29.92 to $34.01	928,290	0.37	0.50% to 2.25%	-25.09% to -24.25%
ING MFS Mid Cap Growth Portfolio - Service 2 Class						
2005	1,345	$10.26 to $15.39	19,172	—	1.40% to 2.20%	0.74% to 1.52%
2004	1,170	$10.80 to $15.16	17,093	—	1.40% to 2.10%	12.70% to 13.22%
2003	722	$13.31 to $13.39	9,625	—	1.40% to 1.85%	36.48% to 37.05%
2002	56	$9.75 to $9.77	549	(b)	1.40% to 1.80%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

331

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Total Return Portfolio - Service Class						
2005	53,957	$10.15 to $27.25	$1,266,332	2.23%	0.50% to 2.60%	0.19% to 2.37%
2004	54,357	$10.75 to $26.62	1,279,372	1.88	0.50% to 2.60%	8.30% to 10.59%
2003	52,822	$10.66 to $24.07	1,142,408	0.53	0.50% to 2.55%	13.79% to 16.17%
2002	45,174	$17.48 to $20.72	853,266	2.36	0.50% to 2.55%	-7.51% to -5.56%
2001	39,136	$18.90 to $21.94	793,394	4.88	0.50% to 2.55%	-1.44% to -0.32%
ING MFS Total Return Portfolio - Service 2 Class						
2005	4,017	$10.15 to $12.78	48,425	2.28	1.40% to 2.20%	0.47% to 1.27%
2004	2,842	$10.70 to $12.62	35,147	2.53	1.40% to 2.10%	8.99% to 9.45%
2003	1,416	$11.46 to $11.53	16,257	0.74	1.40% to 1.85%	14.26% to 14.84%
2002	95	$10.03 to $10.04	955	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING MFS Utilities Portfolio - Service Class						
2005	13,290	$10.19 to $11.44	151,085	(e)	0.80% to 2.60%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Main Street Portfolio® - Service Class						
2005	21,352	$10.44 to $23.09	447,401	0.92	0.80% to 2.60%	3.05% to 4.91%
2004	24,115	$10.85 to $22.01	487,638	1.04	0.80% to 2.55%	10.64% to 11.08%
2003	27,160	$16.70 to $19.66	494,911	0.21	0.80% to 2.55%	21.45% to 23.57%
2002	28,285	$13.75 to $15.91	421,035	0.41	0.80% to 2.55%	-28.35% to -25.45%
2001	31,622	$19.19 to $21.34	637,711	0.12	0.80% to 2.25%	-22.97% to -22.09%
ING Oppenheimer Main Street Portfolio® - Service 2 Class						
2005	336	$10.43 to $13.78	4,350	0.92	1.40% to 2.20%	3.36% to 4.08%
2004	219	$10.73 to $13.24	2,848	0.79	1.40% to 2.10%	10.00% to 11.95%
2003	165	$11.84 to $11.92	1,951	0.18	1.40% to 1.85%	22.06% to 22.66%
2002	34	$9.70 to $9.72	326	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING PIMCO Core Bond Portfolio - Service Class						
2005	46,819	$10.01 to $14.76	$ 619,526	3.52%	0.75% to 2.60%	-0.19% to 1.72%
2004	44,134	$10.26 to $14.51	581,595	2.76	0.75% to 2.60%	2.21% to 4.09%
2003	40,186	$10.25 to $13.94	514,027	0.48	0.75% to 2.55%	2.08% to 3.97%
2002	34,238	$11.55 to $13.41	425,125	3.72	0.80% to 2.55%	3.69% to 8.23%
2001	9,873	$11.14 to $12.39	114,996	0.40	0.80% to 2.25%	0.53% to 1.64%
ING PIMCO Core Bond Portfolio - Service 2 Class						
2005	3,333	$10.00 to $11.01	35,739	3.46	1.40% to 2.20%	0.20% to 0.82%
2004	2,587	$10.03 to $10.92	27,855	3.26	1.40% to 2.10%	2.95% to 3.31%
2003	1,573	$10.50 to $10.57	16,545	0.67	1.40% to 1.85%	2.54% to 3.02%
2002	97	$10.24 to $10.26	992	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING PIMCO High Yield Portfolio - Service Class						
2005	56,422	$10.21 to $11.52	624,247	6.60	0.50% to 2.60%	1.58% to 3.76%
2004	60,645	$10.73 to $11.13	654,861	(d)	0.50% to 2.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Pioneer Fund Portfolio - Service Class						
2005	7,507	$10.89 to $11.03	82,253	(e)	0.75% to 2.60%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer Mid Cap Value Portfolio - Service Class						
2005	54,549	$10.04 to $10.94	592,996	(e)	0.75% to 2.60%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

333

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Salomon Brothers All Cap Portfolio - Service Class						
2005	29,486	$10.35 to $13.22	$ 370,733	0.48%	0.90% to 2.60%	1.89% to 3.61%
2004	34,853	$10.52 to $12.76	427,236	0.18	0.90% to 2.55%	5.04% to 6.87%
2003	36,433	$11.11 to $11.94	421,482	0.06	0.90% to 2.55%	35.73% to 37.56%
2002	29,232	$8.34 to $8.68	247,740	0.22	0.90% to 2.55%	-27.23% to -26.19%
2001	25,814	$11.46 to $11.76	299,314	1.47	0.90% to 2.25%	0.00% to 0.94%
ING Salomon Brothers All Cap Portfolio - Service 2 Class						
2005	1,621	$10.36 to $14.25	21,049	0.57	1.40% to 2.20%	2.33% to 2.97%
2004	1,115	$10.30 to $13.84	14,779	0.38	1.40% to 2.10%	5.63% to 6.13%
2003	472	$12.96 to $13.04	6,124	—	1.40% to 1.85%	36.13% to 36.83%
2002	18	$9.52 to $9.53	176	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class						
2005	59,970	$10.68 to $46.65	2,239,487	1.30	0.80% to 2.60%	5.33% to 6.87%
2004	49,150	$34.53 to $43.65	1,866,804	1.12	0.80% to 2.25%	13.96% to 15.69%
2003	41,070	$30.30 to $37.73	1,365,679	0.36	0.80% to 2.25%	22.42% to 24.23%
2002	34,525	$24.75 to $30.37	935,079	1.72	0.80% to 2.25%	-1.79% to -0.33%
2001	23,375	$25.20 to $30.47	644,971	3.34	0.80% to 2.25%	7.85% to 9.02%
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class						
2005	6,643	$10.67 to $15.02	91,512	1.33	1.40% to 2.20%	5.34% to 6.08%
2004	4,029	$11.24 to $14.16	55,427	1.53	1.40% to 2.10%	14.27% to 14.84%
2003	1,646	$12.26 to $12.33	20,206	0.48	1.40% to 1.85%	22.70% to 23.18%
2002	89	$9.99 to $10.01	894	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING T. Rowe Price Equity Income Portfolio - Service Class						
2005	34,766	$10.34 to $34.12	940,116	1.16	0.50% to 2.60%	1.18% to 3.39%
2004	33,622	$11.01 to $33.00	916,190	0.96	0.50% to 2.60%	12.27% to 14.31%
2003	26,391	$22.16 to $28.87	643,858	0.31	0.50% to 2.25%	22.36% to 24.55%
2002	20,545	$18.11 to $23.18	409,670	1.34	0.50% to 2.25%	-15.14% to -13.64%
2001	17,698	$21.34 to $26.84	416,763	1.95	0.50% to 2.25%	-0.58% to 1.46%

334

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Equity Income Portfolio - Service 2 Class						
2005	2,369	$10.34 to $14.01	$ 31,279	1.12%	1.40% to 2.20%	1.62% to 2.26%
2004	1,728	$11.12 to $13.70	23,091	1.17	1.40% to 2.10%	12.45% to 13.04%
2003	896	$12.05 to $12.12	10,819	0.38	1.40% to 1.85%	22.83% to 23.30%
2002	65	$9.81 to $9.83	640	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Templeton Global Growth Portfolio - Service Class						
2005	17,674	$11.00 to $24.75	373,570	0.70	0.50% to 2.40%	7.40% to 9.32%
2004	19,426	$18.24 to $22.64	383,093	0.47	0.50% to 2.25%	8.44% to 10.39%
2003	19,452	$16.82 to $20.51	352,387	—	0.50% to 2.25%	33.28% to 35.65%
2002	16,459	$12.62 to $15.12	223,084	0.13	0.50% to 2.25%	-22.00% to -20.59%
2001	14,451	$16.18 to $19.04	250,388	0.13	0.50% to 2.25%	-13.60% to -12.34%
ING Templeton Global Growth Portfolio - Service 2 Class						
2005	429	$11.00 to $16.25	6,468	0.75	1.40% to 2.20%	7.47% to 8.20%
2004	328	$10.71 to $15.02	4,767	0.79	1.40% to 2.10%	8.63% to 9.16%
2003	152	$13.68 to $13.76	2,084	—	1.40% to 1.85%	33.72% to 34.38%
2002	5	$10.23	50	(b)	1.75% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING UBS U.S. Allocation Portfolio - Service Class						
2005	11,987	$9.28 to $11.56	115,813	1.26	0.50% to 2.60%	3.78% to 5.93%
2004	11,173	$8.91 to $10.96	102,102	0.80	0.50% to 2.60%	8.39% to 9.90%
2003	8,206	$8.22 to $8.59	68,664	0.01	0.90% to 2.25%	15.41% to 16.87%
2002	6,551	$7.12 to $7.35	47,241	1.11	0.90% to 2.25%	-16.73% to -15.52%
2001	5,718	$8.55 to $8.70	49,242	1.78	0.90% to 2.25%	-8.32% to -7.68%
ING UBS U.S. Allocation Portfolio - Service 2 Class						
2005	388	$10.53 to $13.02	4,708	1.42	1.40% to 2.20%	4.10% to 4.83%
2004	268	$10.73 to $12.42	3,204	1.15	1.40% to 2.10%	8.83% to 9.23%
2003	85	$11.33 to $11.37	963	(c)	1.40% to 1.85%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

335

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Equity Growth Portfolio - Service Class						
2005	5,371	$11.09 to $12.68	$ 60,887	0.30%	0.80% to 2.60%	12.47% to 13.98%
2004	4,030	$9.86 to $10.23	40,329	—	0.90% to 2.25%	4.89% to 6.34%
2003	3,146	$9.40 to $9.62	29,848	0.02	0.90% to 2.25%	20.82% to 22.55%
2002	559	$7.78 to $7.85	4,362	(b)	0.90% to 2.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Equity Growth Portfolio - Service 2 Class						
2005	949	$11.41 to $14.06	12,815	0.25	1.40% to 2.20%	12.61% to 13.39%
2004	808	$10.55 to $12.40	9,811	—	1.40% to 2.10%	5.05% to 5.53%
2003	505	$11.68 to $11.75	5,909	—	1.40% to 1.85%	21.29% to 21.89%
2002	48	$9.63 to $9.64	458	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Global Franchise Portfolio - Service Class						
2005	16,288	$10.56 to $13.73	213,710	0.22	0.80% to 2.60%	8.87% to 10.46%
2004	9,665	$11.95 to $12.43	117,208	—	0.80% to 2.25%	10.14% to 11.78%
2003	5,295	$10.85 to $11.12	58,019	0.82	0.80% to 2.25%	23.30% to 25.23%
2002	1,661	$8.80 to $8.88	14,670	(b)	0.80% to 2.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Global Franchise Portfolio - Service 2 Class						
2005	4,920	$11.10 to $14.38	66,237	0.14	1.40% to 2.20%	8.82% to 9.69%
2004	3,118	$10.89 to $13.11	39,831	—	1.40% to 2.10%	10.47% to 10.92%
2003	1,232	$11.75 to $11.82	14,506	0.88	1.40% to 1.85%	23.55% to 24.16%
2002	74	$9.51 to $9.52	708	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Growth and Income Portfolio - Service Class						
2005	29,601	$10.97 to $31.26	791,655	1.01	0.50% to 2.55%	7.61% to 9.53%
2004	30,700	$23.39 to $28.54	772,796	0.96	0.50% to 2.25%	11.54% to 13.52%
2003	31,390	$20.97 to $25.14	705,253	0.26	0.50% to 2.25%	25.04% to 27.23%
2002	30,992	$16.77 to $19.76	554,608	0.84	0.50% to 2.25%	-16.69% to -15.19%
2001	34,270	$20.13 to $23.30	732,049	0.30	0.50% to 2.25%	-13.63% to -12.68%

336

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Growth and Income Portfolio - Service 2 Class						
2005	4,997	$10.96 to $15.00	$ 70,383	1.01%	1.40% to 2.20%	7.63% to 8.32%
2004	3,963	$11.01 to $13.85	53,331	1.39	1.40% to 2.10%	11.84% to 12.33%
2003	1,961	$12.25 to $12.33	24,058	0.34	1.40% to 1.85%	25.26% to 25.94
2002	101	$9.78 to $9.79	990	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Real Estate Portfolio - Service Class						
2005	13,345	$11.63 to $69.41	683,995	1.06	0.50% to 2.60%	13.76% to 16.21%
2004	11,459	$13.59 to $59.73	557,477	1.55	0.50% to 2.60%	34.62% to 37.04%
2003	9,000	$33.44 to $43.58	330,864	0.20	0.50% to 2.25%	34.62% to 37.04%
2002	6,881	$24.84 to $31.80	187,607	3.73	0.50% to 2.25%	-2.05% to 0.31%
2001	4,535	$25.36 to $31.90	126,169	4.29	0.50% to 2.25%	6.07% to 7.28%
ING Van Kampen Real Estate Portfolio - Service 2 Class						
2005	1,604	$11.64 to $20.33	28,990	1.02	1.40% to 2.20%	14.13% to 14.92%
2004	1,043	$12.60 to $17.69	17,799	1.90	1.40% to 2.10%	35.03% to 35.76%
2003	481	$12.96 to $13.03	6,246	0.18	1.40% to 1.85%	35.00% to 35.59%
2002	29	$9.60 to $9.61	276	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Index Plus International Equity Portfolio - Service Class						
2005	23	$10.32 to $10.33	240	(e)	0.95% to 2.35%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class						
2005	12,720	$10.58 to $24.47	277,690	0.61	0.80% to 2.55%	3.46% to 4.98%
2004	14,961	$19.35 to $23.31	314,930	0.28	0.80% to 2.25%	10.07% to 11.69%
2003	17,530	$17.58 to $20.87	333,380	0.09	0.80% to 2.25%	28.13% to 30.03%
2002	19,040	$13.72 to $16.05	280,954	0.13	0.80% to 2.25%	-30.85% to -29.82%
2001	20,717	$19.84 to $22.87	440,209	0.07	0.80% to 2.25%	-14.67% to -13.67%

337

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class						
2005	291	$10.59 to $14.55	$ 4,007	0.55%	1.40% to 2.20%	3.50% to 4.23%
2004	241	$10.87 to $13.96	3,292	0.57	1.40% to 2.10%	10.30% to 10.88%
2003	131	$12.52 to $12.59	1,639	0.12	1.40% to 1.85%	28.54% to 29.13%
2002	3	$9.74 to $9.75	34	(b)	1.40% to 1.85%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class						
2005	7	$9.71 to $9.72	71	(e)	1.40% to 2.35%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Large Company Value Portfolio - Service Class						
2005	57	$10.80 to $12.69	681	1.35	0.75% to 1.35%	-0.16% to 0.46%
2004	57	$10.72 to $12.66	651	0.99	0.75% to 1.35%	8.70% to 9.27%
2003	36	$9.85 to $11.62	362	0.55	0.75% to 1.20%	29.95% to 30.35%
2002	—	$7.61	4	(b)	0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING American Century Select Portfolio - Initial Class						
2005	50	$10.72 to $10.77	534	(e)	0.75% to 1.35%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Select Portfolio - Service Class						
2005	6	$8.95 to $11.96	59	—	0.75% to 1.35%	-0.75% to -0.11%
2004	30	$9.03 to $12.11	291	—	0.75% to 1.35%	3.77% to 4.00%
2003	15	$8.74 to $11.67	142	—	0.75% to 1.00%	33.23%
2002	6	$6.56	39	(b)	0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

338

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Small Cap Value Portfolio - Service Class						
2005	33	$13.96 to $15.17	$ 483	0.23%	0.75% to 1.35%	6.56% to 7.00%
2004	29	$13.07 to $14.21	389	0.36	0.75% to 1.20%	19.88% to 20.44%
2003	15	$10.87 to $11.83	162	—	0.75% to 1.20%	34.20% to 34.53%
2002	—	$8.10	2	(b)	0.95%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Baron Small Cap Growth Portfolio - Service Class						
2005	5,940	$10.91 to $15.62	66,027	—	0.75% to 2.60%	5.94% to 6.55%
2004	99	$14.49 to $14.66	1,448	—	0.75% to 1.35%	26.22% to 27.04%
2003	89	$11.48 to $11.54	1,028	(c)	0.75% to 1.35%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Davis Venture Value Portfolio - Service Class						
2005	210	$9.90 to $13.09	2,221	—	0.75% to 2.20%	2.53% to 3.05%
2004	69	$11.07 to $12.72	809	—	0.75% to 1.35%	6.93% to 7.63%
2003	56	$10.31 to $11.85	600	1.64	0.75% to 1.35%	39.32% to 39.68%
2002	1	$7.41	9	(b)	0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Fundamental Research Portfolio - Service Class						
2005	70	$10.95 to $11.01	772	(e)	1.40% to 2.20%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Goldman Sachs® Capital Growth Portfolio - Service Class						
2005	1	$12.16 to $12.26	12	—	1.00% to 1.35%	0.91%
2004	1	$12.12 to $12.15	9	(d)	1.00% to 1.20%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

339

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Fleming International Portfolio - Service Class						
2005	6,325	$11.10 to $15.63	$93,077	0.72%	0.75% to 2.60%	7.02% to 8.93%
2004	4,620	$11.53 to $14.38	63,865	1.24	0.75% to 2.55%	15.64% to 17.78%
2003	679	$10.42 to $12.24	8,019	0.05	0.75% to 2.55%	28.17% to 28.50%
2002	1	$8.13 to $8.14	7	(b)	0.75% to 0.95%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Mid Cap Value Portfolio - Service Class						
2005	1,732	$11.93 to $15.31	24,632	0.29	0.75% to 2.60%	5.66% to 7.74%
2004	1,575	$11.25 to $14.21	21,149	0.22	0.75% to 2.60%	17.53% to 19.61%
2003	527	$10.95 to $11.88	6,151	0.50	0.75% to 2.55%	26.73% to 29.13%
2002	33	$9.09 to $9.19	301	(b)	0.95% to 2.55%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING MFS Capital Opportunities Portfolio - Initial Class						
2005	389	$8.20 to $11.99	3,383	0.85	0.95% to 2.55%	-0.97% to 0.57%
2004	455	$8.28 to $11.96	3,938	0.46	0.95% to 2.55%	9.96% to 11.88%
2003	389	$7.53 to $10.73	3,009	0.14	0.95% to 2.55%	24.88% to 26.70%
2002	209	$6.04 to $6.18	1,280	—	0.95% to 2.40%	-37.64% to -32.29%
2001	78	$8.92 to $9.91	698	(a)	0.95% to 1.90%	(a)
ING MFS Capital Opportunities Portfolio - Service Class						
2005	27	$9.76 to $12.62	277	0.55	0.75% to 1.20%	0.08% to 0.51%
2004	42	$9.71 to $12.59	444	0.24	0.75% to 1.20%	11.50% to 11.74%
2003	43	$8.69 to $11.29	391	—	0.75% to 1.00%	26.86%
2002	11	$6.85	72	(b)	0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING OpCap Balanced Value Portfolio - Service Class						
2005	84	$11.10 to $12.53	995	0.49	0.75% to 1.35%	1.31% to 1.90%
2004	88	$10.97 to $12.32	1,031	0.83	0.75% to 1.35%	9.05% to 9.52%
2003	40	$10.08 to $11.28	408	2.25	0.75% to 1.20%	29.23%
2002	16	$7.80	126	(b)	0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

340

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Oppenheimer Global Portfolio - Initial Class						
2005	1,523	$11.90 to $12.06	$ 18,307	(e) %	0.75% to 2.60%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Global Portfolio - Service Class						
2005	2,571	$11.89 to $15.19	32,615	1.19	0.75% to 2.60%	10.32% to 12.43%
2004	250	$10.88 to $13.54	3,060	—	0.75% to 2.60%	12.08% to 14.19%
2003	147	$10.60 to $11.89	1,586	—	0.75% to 2.55%	28.48% to 30.78%
2002	9	$8.27 to $8.35	75	(b)	0.75% to 2.20%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Oppenheimer Strategic Income Portfolio - Service Class						
2005	306	$10.08 to $10.12	3,093	(e)	0.75% to 1.35%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO Total Return Portfolio - Service Class						
2005	247	$10.59 to $11.65	2,776	1.55	0.75% to 1.35%	0.76% to 1.30%
2004	191	$10.51 to $11.50	2,116	—	0.75% to 1.35%	2.94% to 3.51%
2003	176	$10.21 to $11.11	1,918	4.14	0.75% to 1.35%	2.89% to 3.35%
2002	55	$10.75	593	(b)	0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Salomon Brothers Aggressive Growth Portfolio - Service Class						
2005	12,230	$11.15 to $12.93	154,616	—	0.75% to 2.60%	8.29% to 10.14%
2004	9,733	$10.37 to $11.74	113,031	—	0.95% to 2.60%	6.66% to 8.40%
2003	1,285	$10.77 to $10.83	13,880	(c)	0.95% to 2.55%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

341

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Solution 2015 Portfolio - Service Class						
2005	34	$10.69 to $10.72	$ 363	(e)%	0.75% to 1.10%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2025 Portfolio - Service Class						
2005	4	$10.94	47	(e)	0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2035 Portfolio - Service Class						
2005	2	$11.08 to $11.10	19	(e)	0.75% to 1.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2045 Portfolio - Service Class						
2005	—	$11.29	5	(e)	1.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class						
2005	59	$11.39 to $13.96	729	—	0.75% to 1.35%	7.54% to 8.20%
2004	46	$10.61 to $12.94	529	—	0.75% to 1.35%	7.07% to 7.72%
2003	53	$9.78 to $12.04	557	(c)	0.75% to 1.35%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

342

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Growth Equity Portfolio - Service Class						
2005	282	$11.01 to $13.12	$ 3,308	0.45%	0.75% to 1.35%	4.50% to 5.08%
2004	268	$10.51 to $12.51	2,982	0.04	0.75% to 1.35%	8.43% to 8.92%
2003	229	$9.68 to $11.51	2,295	0.16	0.75% to 1.20%	29.07% to 29.65%
2002	19	$7.51 to $7.52	144	(b)	0.75% to 0.95%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING UBS U.S. Large Cap Equity Portfolio - Service Class						
2005	628	$11.02 to $13.77	7,228	0.51	0.75% to 2.60%	6.66% to 8.23%
2004	61	$10.22 to $12.76	674	—	0.75% to 2.20%	13.09% to 13.77%
2003	10	$9.02 to $11.25	97	(c)	0.75% to 1.35%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Van Kampen Comstock Portfolio - Service Class						
2005	13,926	$10.31 to $13.71	168,923	0.51	0.75% to 2.60%	0.81% to 2.74%
2004	8,544	$11.02 to $13.39	103,284	—	0.75% to 2.60%	13.74% to 15.84%
2003	3,551	$10.41 to $11.58	37,583	1.07	0.75% to 2.55%	26.33% to 28.66%
2002	210	$8.24 to $8.34	1,737	(b)	0.75% to 2.40%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Equity and Income Portfolio - Initial Class						
2005	380	$10.88 to $10.93	4,151	(e)	0.75% to 1.35%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Equity and Income Portfolio - Service Class						
2005	3,123	$10.77 to $13.41	34,098	—	0.75% to 2.60%	6.31% to 7.00%
2004	23	$10.37 to $12.57	256	0.52	0.75% to 1.35%	9.16% to 9.79%
2003	9	$9.50 to $11.48	89	—	0.75% to 1.35%	25.99%
2002	—	$7.54	2	(b)	0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

343

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Strategic Allocation Balanced Portfolio - Class S						
2005	25	$14.42 to $14.48	$ 362	(e)%	0.75% to 1.35%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Strategic Allocation Growth Portfolio - Class S						
2005	2	$15.54 to $15.58	29	(e)	0.75% to 1.10%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Strategic Allocation Income Portfolio - Class S						
2005	9	$13.43 to $13.45	118	(e)	0.75% to 1.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Growth and Income Portfolio - Class S						
2005	177	$13.15 to $13.95	2,431	1.09	0.75% to 1.20%	6.65% to 7.14%
2004	139	$12.33 to $13.02	1,776	2.11	0.75% to 1.20%	6.85% to 7.25%
2003	143	$11.54 to $12.14	1,723	(c)	0.75% to 1.20%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 1						
2005	12,443	$10.07 to $10.55	128,220	2.42	1.25% to 3.05%	-1.47% to 0.38%
2004	16,487	$10.22 to $10.51	170,855	0.66	1.25% to 3.05%	0.29% to 2.14%
2003	21,571	$10.19 to $10.29	220,805	(c)	1.25% to 3.05%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

344

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 2						
2005	9,054	$9.84 to $10.26	$ 90,928	2.76%	1.25% to 3.05%	-2.09% to -0.29%
2004	11,145	$10.05 to $10.29	113,368	0.09	1.25% to 3.05%	0.50% to 2.39%
2003	16,692	$10.00 to $10.05	167,331	(c)	1.25% to 3.05%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 3						
2005	9,762	$9.60 to $9.96	95,457	1.98	1.25% to 3.05%	-2.24% to -0.50%
2004	14,042	$9.82 to $10.01	139,161	—	1.25% to 3.05%	-1.70% to -0.10%
2003	897	$9.99 to $10.00	8,966	(c)	0.95% to 2.55%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 4						
2005	5,905	$10.09 to $10.43	60,557	1.62	1.25% to 3.10%	-1.85% to 0.00%
2004	7,380	$10.28 to $10.43	76,373	(d)	1.25% to 3.10%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 5						
2005	3,529	$10.35 to $10.66	37,081	0.97	1.25% to 3.10%	-0.48% to 1.43%
2004	4,121	$10.40 to $10.51	43,088	(d)	1.25% to 3.10%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 6						
2005	4,173	$9.99 to $10.24	42,244	0.39	1.25% to 3.10%	-0.50% to 1.49%
2004	5,992	$10.04 to $10.09	60,314	(d)	1.25% to 3.10%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

345

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 7						
2005	3,676	$9.92 to $10.11	$36,810	0.14%	1.25% to 3.10%	-0.30% to 0.90%
2004	127	$9.99 to $10.00	1,268	(d)	0.95% to 2.20%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 8						
2005	1,504	$9.99 to $10.14	15,156	(e)	1.25% to 3.10%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 9						
2005	1,656	$9.90 to $10.00	16,493	(e)	1.25% to 3.10%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 10						
2005	1,255	$9.93 to $9.99	12,504	(e)	1.25% to 3.10%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 11						
2005	148	$10.01 to $10.02	1,482	(e)	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

346

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Global Equity Dividend Portfolio						
2005	8,278	$6.89 to $12.19	$ 60,143	3.04%	0.90% to 2.60%	1.62% to 3.42%
2004	7,951	$6.78 to $11.88	56,073	0.77	0.90% to 2.55%	6.73% to 8.59%
2003	7,678	$6.35 to $6.75	50,319	—	0.90% to 2.55%	25.74% to 27.95%
2002	5,299	$5.05 to $5.28	27,358	0.02	0.90% to 2.55%	-27.02% to -25.42%
2001	2,863	$6.92 to $7.08	20,014	—	0.90% to 2.25%	-20.18% to -19.36%
ING VP Global Science and Technology Portfolio - Class S						
2005	6	$12.82 to $12.87	78	(e)	0.75% to 1.35%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Growth Portfolio - Class S						
2005	26	$10.30 to $13.13	285	0.31	0.75% to 1.35%	7.60% to 8.19%
2004	36	$9.42 to $12.16	356	—	0.75% to 1.35%	5.49% to 6.25%
2003	32	$8.90 to $11.49	292	—	0.75% to 1.35%	28.61% to 29.11%
2002	7	$6.94	46	(b)	0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Index Plus LargeCap Portfolio - Class S						
2005	17,237	$9.61 to $13.05	173,748	1.22	0.75% to 2.60%	2.43% to 4.30%
2004	13,139	$9.38 to $12.53	128,155	1.02	0.75% to 2.60%	7.53% to 9.42%
2003	6,637	$8.72 to $11.48	59,693	0.49	0.75% to 2.55%	22.64% to 24.90%
2002	634	$7.11 to $7.31	4,589	0.15	0.75% to 2.55%	-29.03% to -22.23%
2001	87	$9.36 to $9.40	812	(a)	0.95% to 1.90%	(a)
ING VP Index Plus MidCap Portfolio - Class S						
2005	13,837	$11.08 to $15.01	177,634	0.39	0.75% to 2.60%	7.93% to 10.02%
2004	6,532	$10.84 to $13.68	79,289	0.30	0.75% to 2.60%	13.39% to 15.55%
2003	1,784	$10.83 to $11.87	19,893	0.21	0.75% to 2.55%	28.78% to 31.02%
2002	692	$8.41 to $8.64	5,909	0.31	0.75% to 2.55%	-14.79 to –12.82%
2001	83	$9.87 to $9.91	820	(a)	0.95% to 1.90%	(a)

347

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus SmallCap Portfolio - Class S						
2005	11,068	$10.68 to $15.36	$ 144,771	0.27%	0.75% to 2.60%	4.63% to 6.56%
2004	5,386	$11.23 to $14.45	68,985	0.08	0.75% to 2.60%	18.63% to 20.80%
2003	1,420	$11.03 to $11.99	16,341	0.06	0.75% to 2.55%	32.47% to 34.83%
2002	465	$8.47 to $8.70	4,005	0.36	0.75% to 2.55%	-15.89% to −13.95%
2001	67	$10.07 to $10.11	680	(a)	0.95% to 1.90%	(a)
ING VP International Equity Portfolio - Class S						
2005	25	$12.67 to $16.28	353	0.65	0.75% to 1.35%	14.96% to 15.67%
2004	22	$11.04 to $14.11	265	0.87	0.75% to 1.35%	15.75% to 15.97%
2003	18	$9.52 to $12.19	197	(c)	0.75% to 1.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Small Company Portfolio - Class S						
2005	94	$12.60 to $14.57	1,294	—	0.75% to 1.35%	8.56% to 9.23%
2004	101	$11.58 to $13.37	1,267	0.28	0.75% to 1.35%	12.51% to 13.26%
2003	82	$10.26 to $11.84	876	0.19	0.75% to 1.35%	36.25% to 36.64%
2002	21	$7.54 to $7.56	156	(b)	0.75% to 0.95%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Value Opportunity Portfolio - Class S						
2005	2,925	$8.72 to $13.20	28,537	0.36	0.75% to 2.60%	4.06% to 5.94%
2004	389	$8.38 to $12.48	3,478	0.77	0.75% to 2.55%	7.16% to 9.05%
2003	283	$7.82 to $8.18	2,270	0.60	0.75% to 2.55%	21.05% to 23.38%
2002	166	$6.46 to $6.63	1,086	0.40	0.75% to 2.55%	-28.22% to -26.66%
2001	33	$9.00 to $9.04	298	(a)	0.95% to 1.90%	(a)
ING VP Convertible Portfolio - Class S						
2005	644	$10.19 to $13.02	7,942	2.60	0.95% to 2.60%	-1.73% to 0.00%
2004	686	$10.33 to $13.02	8,608	2.47	0.95% to 2.60%	4.94% to 6.63%
2003	326	$11.24 to $12.21	3,925	4.96	0.95% to 2.55%	23.73% to 25.88%
2002	107	$9.48 to $9.70	1,034	3.17	0.95% to 2.55%	-9.37% to -7.79%
2001	18	$10.46 to $10.52	194	(a)	0.95% to 2.20%	(a)

348

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Financial Services Portfolio - Class S						
2005	6,500	$10.69 to $11.87	$ 75,980	0.85%	0.75% to 2.60%	4.82% to 6.56%
2004	1,287	$11.00 to $11.13	14,250	(d)	0.95% to 2.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING VP International Value Portfolio - Class S						
2005	199	$13.52 to $15.08	2,846	1.86	0.75% to 1.35%	7.68% to 8.21%
2004	94	$12.53 to $13.97	1,244	0.90	0.75% to 1.20%	15.70% to 16.13%
2003	48	$10.86 to $12.05	534	0.35	0.75% to 1.20%	28.52% to 28.81%
2002	5	$8.45 to $8.47	42	(b)	0.75% to 0.95%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP LargeCap Growth Portfolio - Class S						
2005	189	$8.69 to $11.46	1,736	—	0.75% to 2.55%	0.58% to 2.19%
2004	208	$8.64 to $9.14	1,873	3.15	0.95% to 2.55%	9.92% to 11.74%
2003	240	$7.86 to $8.18	1,941	—	0.95% to 2.55%	29.70% to 31.72%
2002	163	$6.06 to $6.21	1,006	0.48	0.95% to 2.25%	-36.68% to -35.45%
2001	56	$9.57 to $9.62	533	(a)	0.95% to 1.90%	(a)
ING VP MidCap Opportunities Portfolio - Class S						
2005	3,860	$7.84 to $13.99	31,259	—	0.75% to 2.35%	7.69% to 9.33%
2004	4,282	$7.28 to $12.83	31,955	—	0.75% to 2.25%	10.03% to 10.29%
2003	29	$9.82 to $11.66	280	—	0.75% to 1.00%	15.94%
2002	2	$7.24	12	(b)	0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Real Estate Portfolio - Class S						
2005	54	$11.56 to $11.59	628	(e)	0.75% to 1.20%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

349

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP SmallCap Opportunities Portfolio - Class S						
2005	15,436	$7.05 to $14.11	$ 112,432	—%	0.75% to 2.60%	6.47% to 8.14%
2004	15,335	$6.62 to $13.09	103,698	—	0.75% to 2.25%	7.47% to 9.03%
2003	14,450	$6.16 to $12.02	90,453	—	0.75% to 2.25%	35.38% to 37.47%
2002	6,553	$4.55 to $4.67	30,118	—	0.75% to 2.25%	-45.05% to -44.14%
2001	1,737	$8.28 to $8.36	14,437	(a)	0.90% to 2.25%	(a)
ING VP Balanced Portfolio - Class S						
2005	254	$12.18 to $12.67	3,170	2.07	0.75% to 1.35%	2.61% to 3.26%
2004	259	$11.87 to $12.27	3,120	2.07	0.75% to 1.35%	7.70% to 8.20%
2003	109	$11.04 to $11.34	1,231	(c)	0.75% to 1.20%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Intermediate Bond Portfolio - Class S						
2005	26,206	$10.01 to $11.93	300,774	3.92	0.75% to 2.60%	0.71% to 2.14%
2004	17,871	$10.67 to $11.68	203,365	8.87	0.75% to 2.25%	2.19% to 3.82%
2003	6,454	$10.34 to $11.25	71,483	2.15	0.75% to 2.25%	3.69% to 5.14%
2002	4,668	$10.58 to $10.69	49,590	(b)	0.80% to 2.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Colonial Small Cap Value Fund VS Class B						
2005	20,661	$10.59 to $17.48	348,817	—	0.95% to 2.60%	3.09% to 4.17%
2004	14,445	$16.50 to $16.78	240,424	0.50	1.25% to 2.25%	19.83% to 21.00%
2003	2,966	$13.77 to $13.87	40,999	(c)	1.25% to 2.25%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
Oppenheimer Main Street Small Cap Fund®/VA - Service Class						
2005	5	$16.93 to $16.97	91	(e)	0.75% to 1.10%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
PIMCO Real Return Portfolio - Admin Class						
2005	35	$10.02 to $10.05	$ 352	(e)%	0.75% to 1.20%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
PIMCO StocksPLUS® Growth and Income Admin Class						
2005	12,397	$10.80 to $12.09	140,449	2.18	0.80% to 2.25%	1.21% to 2.72%
2004	15,361	$10.67 to $11.77	171,023	1.61	0.80% to 2.25%	8.32% to 9.90%
2003	18,658	$9.85 to $10.71	190,536	2.08	0.80% to 2.25%	27.43% to 29.35%
2002	22,790	$7.73 to $8.28	181,637	2.69	0.80% to 2.25%	-22.00% to -20.84%
2001	23,718	$9.91 to $10.46	241,065	4.22	0.80% to 2.25%	-13.15% to -12.17%
Pioneer Equity-Income VCT Portfolio - Class II						
2005	272	$11.95 to $13.62	3,429	2.16%	0.75% to 1.35%	4.09% to 4.66%
2004	139	$11.45 to $13.04	1,659	1.95	0.75% to 1.35%	14.47% to 15.22%
2003	99	$9.98 to $11.35	1,010	2.02	0.75% to 1.35%	20.97% to 21.38%
2002	22	$8.27 to $8.28	179	(b)	0.75% to 0.95%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Pioneer Small Company VCT Portfolio - Class II						
2005	649	$10.27 to $11.93	6,997	—	0.95% to 2.60%	-0.96% to 0.64%
2004	743	$10.37 to $11.89	7,982	—	0.95% to 2.60%	10.32% to 12.17%
2003	664	$9.40 to $10.61	6,391	—	0.95% to 2.55%	22.08% to 23.95%
2002	437	$7.70 to $7.89	3,417	0.03	0.95% to 2.55%	-19.29% to -17.90%
2001	98	$9.54 to $9.61	938	(a)	0.95% to 2.55%	(a)
ProFund VP Bull						
2005	8,379	$8.50 to $11.82	74,309	0.22	0.90% to 2.60%	0.12% to 1.78%
2004	12,090	$8.49 to $11.71	106,145	—	0.90% to 2.55%	6.22% to 7.89%
2003	10,431	$8.04 to $8.37	85,664	—	0.90% to 2.40%	22.83% to 24.55%
2002	4,706	$6.57 to $6.72	31,265	—	0.90% to 2.25%	-25.68% to -24.66%
2001	2,316	$8.84 to $8.92	20,583	(a)	1.25% to 2.25%	(a)

351

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ProFund VP Europe 30						
2005	3,806	$9.42 to $14.43	$ 37,372	0.13%	0.90% to 2.60%	5.29% to 7.16%
2004	4,033	$8.94 to $13.58	37,237	0.12	0.90% to 2.60%	11.47% to 13.25%
2003	3,999	$8.02 to $12.09	32,874	0.13	0.90% to 2.55%	35.74% to 37.54%
2002	2,589	$5.96 to $6.10	15,627	—	0.90% to 2.25%	-27.49% to -26.42%
2001	764	$8.22 to $8.29	6,312	(a)	0.90% to 2.25%	(a)
ProFund VP Rising Rates Opportunity						
2005	6,792	$7.27 to $9.02	50,608	—	0.95% to 2.60%	-10.28% to -8.82%
2004	6,392	$8.10 to $8.66	52,378	—	0.95% to 2.60%	-13.18 to -11.73
2003	2,457	$9.33 to $9.38	22,975	(c)	0.95% to 2.55%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ProFund VP Small-Cap						
2005	9,984	$10.22 to $12.83	116,460	—	0.90% to 2.60%	0.18% to 1.93%
2004	12,755	$11.12 to $12.70	147,644	—	0.90% to 2.60%	13.82% to 15.68%
2003	12,620	$9.84 to $11.07	127,245	—	0.90% to 2.55%	39.52% to 41.54%
2002	5,371	$7.11 to $7.27	38,612	—	0.90% to 2.25%	-24.20% to -23.15%
2001	2,118	$9.38 to $9.46	19,968	(a)	1.25% to 2.25%	(a)
Putnam VT International Growth and Income Fund - Class IB Shares						
2005	230	$13.95 to $16.13	3,371	0.83	0.95% to 2.55%	11.24% to 13.05%
2004	278	$12.54 to $14.31	3,609	1.26	0.95% to 2.55%	17.86% to 19.78%
2003	394	$10.64 to $11.07	4,299	1.40	0.95% to 2.55%	34.51% to 36.67%
2002	371	$7.91 to $8.10	2,981	0.28	0.95% to 2.55%	-16.21% to -14.65%
2001	64	$9.44 to $9.49	604	(a)	0.95% to 1.90%	(a)
Liberty Asset Allocation Fund Var. Series Class A						
2005	38	$13.47 to $13.66	523	2.49	1.40% to 1.90%	4.65% to 5.08%
2004	46	$12.91 to $13.00	601	2.33	1.40% to 1.80%	8.03% to 8.42%
2003	50	$11.95 to $11.99	601	(c)	1.40% to 1.80%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Liberty Federal Securities Fund Var. Series Class A						
2005	8	$10.37 to $10.48	$ 85	5.71%	1.40% to 1.80%	0.78% to 1.06%
2004	9	$10.29 to $10.37	90	5.65	1.40% to 1.80%	2.38% to 2.78%
2003	9	$10.07 to $10.09	87	(c)	1.40% to 1.70%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
Liberty Small Company Growth Fund Var. Series Class A						
2005	5	$16.50 to $16.68	78	—	1.40% to 1.80%	0.86% to 1.28%
2004	5	$16.36 to $16.47	81	—	1.40% to 1.80%	9.50% to 9.95%
2003	5	$14.94 to $14.98	75	(c)	1.40% to 1.80%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
Smith Barney High Income						
2005	12	$15.63 to $15.88	185	7.11	1.25% to 1.40%	1.23% to 1.34%
2004	17	$15.44 to $15.67	265	7.33	1.25% to 1.40%	8.89% to 9.05%
2003	22	$14.18 to $14.37	308	6.70	1.25% to 1.40%	25.71% to 25.94%
2002	28	$11.28 to $11.41	319	24.02	1.25% to 1.40%	-4.57% to -4.44%
2001	31	$11.82 to $11.94	370	12.01	1.25% to 1.40%	-5.14% to -4.94%
Smith Barney International All Cap Growth						
2005	10	$14.19 to $14.42	144	1.12	1.25% to 1.40%	10.17% to 10.33%
2004	17	$12.88 to $13.07	214	0.92	1.25% to 1.40%	16.14% to 16.38%
2003	20	$11.09 to $11.23	221	0.95	1.25% to 1.40%	25.74% to 25.90%
2002	23	$8.82 to $8.92	201	0.95	1.25% to 1.40%	-26.74% to -26.64%
2001	25	$12.04 to $12.16	300	—	1.25% to 1.40%	-32.13% to -32.03%
Smith Barney Large Cap Value SB						
2005	15	$20.31 to $20.64	302	1.38	1.25% to 1.40%	5.02% to 5.20%
2004	22	$19.34 to $19.62	422	1.93	1.25% to 1.40%	9.08% to 9.24%
2003	23	$17.73 to $17.96	405	1.55	1.25% to 1.40%	25.83% to 25.95%
2002	26	$14.09 to $14.26	371	3.74	1.25% to 1.40%	-26.46% to -26.30%
2001	29	$19.16 to $19.35	563	1.39	1.25% to 1.40%	-9.45% to -9.33%

353

Separate Account B of
ING USA Annuity and Life Insurance Company
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Smith Barney Money Market SB						
2005	2	$12.54	$ 24	3.28%	1.40%	1.37%
2004	3	$12.37	37	—	1.40%	-0.56%
2003	4	$12.44	50	1.04	1.40%	-0.72%
2002	11	$12.53 to $12.68	143	1.30	1.25% to 1.40%	-0.16% to 0.00%
2001	17	$12.55 to $12.68	221	3.49	1.25% to 1.40%	2.28% to 2.42%
Wells Fargo Advantage Asset Allocation Fund						
2005	285	$10.34 to $11.77	3,308	2.47	1.40% to 2.20%	2.83% to 3.52%
2004	166	$11.27 to $11.37	1,880	2.52	1.40% to 2.10%	7.21%
2003	2	$10.54	25	(c)	1.90%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
Wells Fargo Advantage C&B Large Cap Value Fund						
2005	48	$10.22 to $11.99	568	0.77	1.40% to 2.20%	0.94% to 1.45%
2004	18	$11.69 to $11.75	211	(d)	1.65% to 2.10%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Wells Fargo Advantage Equity Income Fund						
2005	84	$10.44 to $12.17	1,007	1.59	1.65% to 2.20%	3.17% to 3.57%
2004	75	$11.68 to $11.78	882	1.79	1.40% to 2.10%	8.93%
2003	1	$10.75	11	(c)	1.90%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
Wells Fargo Advantage Large Company Growth Fund						
2005	289	$10.39 to $10.90	3,109	0.19	1.40% to 2.20%	3.47% to 4.21%
2004	218	$10.37 to $10.46	2,266	—	1.40% to 2.10%	1.27%
2003	3	$10.26	34	(c)	1.90%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

354

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Wells Fargo Advantage Money Market Fund						
2005	78	$9.86 to $10.03	$ 784	5.72%	1.65% to 2.20%	0.41% to 0.61%
2004	38	$9.82 to $9.85	369	(d)	1.90% to 2.10%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Wells Fargo Advantage Small Cap Growth Fund						
2005	63	$10.82 to $12.52	782	—	1.40% to 2.20%	3.97% to 4.77%
2004	48	$11.85 to $11.95	569	—	1.40% to 2.10%	11.65%
2003	1	$10.64	7	(c)	1.90%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
Wells Fargo Advantage Total Return Bond Fund						
2005	134	$9.96 to $10.48	1,392	4.16	1.40% to 2.20%	-0.29% to 0.48%
2004	47	$10.35 to $10.43	484	(d)	1.40% to 2.10%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

(a)   As investment Division was not available until 2001, this data is not meaningful and is therefore not presented.
(b)   As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.
(c)   As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.
(d)   As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.
(e)   As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.
B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, plus annual administrative charges and other contract charges, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.
C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Financial Statements

C-1

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING USA Annuity and Life Insurance Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed the accounting principle for certain non-traditional long duration contracts and for separate accounts effective January 1, 2004. As discussed in Note 15 to the financial statements, the Company restated certain amounts presented in the statements of cash flows related to realized gains and losses, investment contracts, and short-term loans for the years ended December 31, 2004 and 2003.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 24, 2006

C-2

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Operations
(In millions)

	Year Ended December 31,		
	2005	**2004**	**2003**
Revenue:			
Net investment income	$ 1,102.2	$ 1,121.5	$ 1,108.9
Fee income	745.6	569.2	402.0
Premiums	21.8	21.8	20.3
Net realized capital losses	(2.9)	(49.5)	(35.1)
Other income	0.7	0.3	-
Total revenue	1,867.4	1,663.3	1,496.1
Benefits and expenses:			
Interest credited and other benefits to contractowners	1,085.8	1,133.0	920.5
Operating expenses	192.5	162.6	162.1
Amortization of deferred policy acquisition costs and value of business acquired	318.9	186.8	347.9
Interest expense	29.6	5.1	8.2
Other	16.5	2.2	0.9
Total benefits and expenses	1,643.3	1,489.7	1,439.6
Income before income taxes and cumulative effect of change in accounting principle	224.1	173.6	56.5
Income tax expense (benefit)	34.2	80.7	(0.8)
Income before cumulative effect of change in accounting principle	189.9	92.9	57.3
Cumulative effect of change in accounting principle, net of tax	-	(1.0)	-
Net income	$ 189.9	$ 91.9	$ 57.3

The accompanying notes are an integral part of these financial statements.

C-3

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets
(In millions, except share data)

| | As of December 31, | |
	2005	2004
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $16,085.6 at 2005 and $17,045.9 at 2004)	$ 16,092.4	$ 17,489.2
Equity securities, available-for-sale, at fair value		
(cost of $28.6 at 2005 and $34.8 at 2004)	29.7	35.3
Mortgage loans on real estate	3,766.8	3,851.8
Policy loans	166.1	169.0
Other investments	460.7	277.2
Securities pledged		
(amortized cost of $952.1 at 2005 and $1,100.5 at 2004)	938.9	1,108.6
Total investments	21,454.6	22,931.1
Cash and cash equivalents	215.2	209.0
Short-term investments under securities loan agreement	140.2	402.8
Accrued investment income	175.0	201.7
Receivable for securities sold	32.1	38.9
Deposits and reinsurance recoverable from affiliate	4,068.1	1,388.1
Deferred policy acquisition costs	2,255.4	1,704.1
Value of business acquired	122.1	112.2
Sales inducements to contractowners	556.3	514.6
Due from affiliates	60.0	192.4
Other assets	29.9	28.3
Assets held in separate accounts	30,262.8	24,746.7
Total assets	$ 59,371.7	$ 52,469.9

The accompanying notes are an integral part of these financial statements.

C-4

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets
(In millions, except share data)

	As of December 31,	
	2005	**2004**
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 24,225.3	$ 22,961.0
Payables for securities purchased	0.8	35.9
Payables under securities loan agreement	140.2	402.8
Borrowed money	806.3	713.4
Notes to affiliates	435.0	435.0
Due to affiliates	39.7	51.8
Current income taxes	34.1	15.7
Deferred income taxes	135.7	12.5
Other liabilities	342.8	320.6
Liabilities related to separate accounts	30,262.8	24,746.7
Total liabilities	56,422.7	49,695.4
Shareholder's equity		
Common stock (250,000 shares authorized, issued and outstanding; $10 per share value)	2.5	2.5
Additional paid-in capital	4,143.1	4,041.1
Accumulated other comprehensive (loss) income	(4.7)	112.7
Retained earnings (deficit)	(1,191.9)	(1,381.8)
Total shareholder's equity	2,949.0	2,774.5
Total liabilities and shareholder's equity	$ 59,371.7	$ 52,469.9

The accompanying notes are an integral part of these financial statements.

C-5

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2002	$ 2.5	$ 3,722.4	$ 133.2	$ (1,518.6)	$ 2,339.5
Comprehensive income:					
Net income	-	-	-	57.3	57.3
Other comprehensive income, net of tax:					
Change in net unrealized gain (loss) on securities ($82.8 pretax)	-	-	54.9	-	54.9
Total comprehensive income					112.2
Dividends paid	-	-	-	(12.4)	(12.4)
Contribution of capital	-	88.7	-	-	88.7
Balance at December 31, 2003	2.5	3,811.1	188.1	(1,473.7)	2,528.0
Comprehensive income:					
Net income	-	-	-	91.9	91.9
Other comprehensive loss, net of tax:					
Change in net unrealized gain (loss) on securities ($(114.0) pretax)	-	-	(70.5)	-	(70.5)
Minimum pension liability	-	-	(4.9)	-	(4.9)
Total comprehensive income					16.5
Contribution of capital	-	230.0	-	-	230.0
Balance at December 31, 2004	2.5	4,041.1	112.7	(1,381.8)	2,774.5
Comprehensive income:					
Net income	-	-	-	189.9	189.9
Other comprehensive loss, net of tax:					
Change in net unrealized gain (loss) on securities ($(185.1) pretax)	-	-	(118.4)	-	(118.4)
Minimum pension liability ($(1.1) pretax)	-	-	1.0	-	1.0
Total comprehensive income					72.5
Contribution of capital	-	100.0	-	-	100.0
Employee share-based payments	-	2.0	-	-	2.0
Balance at December 31, 2005	$ 2.5	$ 4,143.1	$ (4.7)	$ (1,191.9)	$ 2,949.0

The accompanying notes are an integral part of these financial statements.

C-6

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2005	**2004**	**2003**
		(Restated)	**(Restated)**
Cash Flows from Operating Activities:			
Net income	$ 189.9	$ 91.9	$ 57.3
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs			
and sales inducements	(715.3)	(688.3)	(491.9)
Amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	387.7	252.3	347.9
Net accretion/decretion of discount/premium	93.1	139.6	218.2
Future policy benefits, claims reserves, and			
interest credited	1,078.4	916.7	782.4
Provision for deferred income taxes	192.0	75.4	(1.9)
Net realized capital losses	2.9	49.5	35.1
Change in:			
Accrued investment income	26.7	(9.0)	14.3
Reinsurance recoverable (excluding GICs)	(31.1)	11.2	18.1
Other receivables and asset accruals	(1.6)	(8.2)	(2.8)
Due to/from affiliates	(18.9)	(19.8)	52.0
Other payables and accruals	39.3	41.2	73.0
Employee share-based payments	2.0	-	-
Net cash provided by operating activities	1,245.1	852.5	1,101.7
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	16,027.0	17,876.4	20,180.2
Equity securities, available-for-sale	20.7	106.8	45.7
Mortgage loans on real estate	739.7	388.6	561.1
Acquisition of:			
Fixed maturities, available-for-sale	(17,518.1)	(20,517.6)	(21,223.3)
Equity securities, available-for-sale	(14.1)	(20.2)	(16.2)
Mortgage loans on real estate	(658.0)	(856.4)	(1,075.5)
Other investments	(236.5)	(274.8)	(232.1)
Other	2.9	(3.2)	2.7
Net cash used in investing activities	(1,636.4)	(3,300.4)	(1,757.4)

The accompanying notes are an integral part of these financial statements.

C-7

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2005	**2004**	**2003**
Cash Flows from Financing Activities:			
Deposits received for investment contracts	5,225.6	5,888.2	3,056.7
Maturities and withdrawals from investment contracts	(5,039.7)	(3,244.4)	(2,843.5)
Reinsurance recoverable on investment contracts	(120.5)	(747.4)	7.5
Reinsurance recapture	-	-	134.5
Notes to affiliates	-	350.0	-
Short-term loan with affiliate	139.2	(63.8)	(120.4)
Short-term loans	92.9	179.2	210.6
Dividends to Parent	-	-	(12.4)
Contribution of capital from Parent	100.0	230.0	88.7
Net cash provided by financing activities	397.5	2,591.8	521.7
Net increase (decrease) in cash and cash equivalents	6.2	143.9	(134.0)
Cash and cash equivalents, beginning of year	209.0	65.1	199.1
Cash and cash equivalents, end of year	$ 215.2	$ 209.0	$ 65.1
Supplemental cash flow information:			
Income taxes (received) paid, net	$ (174.7)	$ 8.3	$ 53.0
Interest paid	$ 52.1	$ 14.2	$ 10.8

The accompanying notes are an integral part of these financial statements.

C-8

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1.   Organization and Significant Accounting Policies

Basis of Presentation

ING USA Annuity and Life Insurance Company ("ING USA" or the "Company," as appropriate) is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. ING USA is authorized to conduct its insurance business in the District of Columbia and all states except New York.

ING USA is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING".

On January 1, 2004, the Company simultaneously redomesticated from Delaware to Iowa, changed its name from Golden American Life Insurance Company to ING USA Annuity and Life Insurance Company, and merged the following affiliates into the Company: Equitable Life Insurance Company of Iowa ("Equitable Life"), USG Annuity & Life Company, and United Life & Annuity Insurance Company (collectively, the "Merger Companies"). Prior to the merger date, ING USA was a wholly-owned subsidiary of Equitable Life.

Description of Business

The Company offers various insurance products including immediate and deferred variable and fixed annuities. The Company's annuity products are distributed by national wirehouses, regional securities firms, independent National Association of Securities Dealers, Inc. ("NASD") firms with licensed registered representatives, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations and the ING broker-dealer network. The Company's primary annuity customers are retail consumers.

The Company also offers guaranteed investment contracts and funding agreements, collectively referred to as "GICs", primarily to institutional investors and corporate benefit plans. These products are marketed by home office personnel or through specialty insurance brokers.

The Company previously provided interest-sensitive, traditional, and variable life insurance, and health insurance. The Company no longer issues these products. The life insurance business is in run-off and the Company has ceded to other insurers all health insurance.

The Company has one operating segment, ING U.S. Financial Services.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Recently Adopted Accounting Standards

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"), adopting a three-step impairment model for securities within its scope. The three-step model is applied on a security-by-security basis as follows:

Step 1:	Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.
Step 2:	Evaluate whether an impairment is other-than-temporary.
Step 3:	If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. EITF Issue 03-1-1 "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'" ("FSP EITF 03-1-1"),which delayed the EITF 03-1 original effective date of July 1, 2004 for steps two and three of the impairment model introduced.

On November 3, 2005, the FASB issued FSP Statement of Financial Accounting Standard ("FAS") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS No. 115-1"). FSP FAS No. 115-1 replaces the impairment evaluation guidance of EITF 03-1.

FSP FAS No. 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. In addition, it includes considerations for accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporarily impaired. FSP FAS No. 115-1 further clarifies that an impairment loss should be recognized no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. FSP FAS No. 115-1 references existing guidance on other-than-temporary impairments.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

FSP FAS No. 115-1 is effective for reporting periods beginning after December 15, 2005, and was implemented by the Company during the fourth quarter of 2005. As a result of adopting FSP FAS No. 115-1, the Company recognized impairment losses of $3.1 for the year ended December 31, 2005, related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value. The required disclosures are included in the Investments footnote.

Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights

In June 2005, the EITF reached a consensus on EITF Issue 04-5, "Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partner Have Certain Rights"("EITF 04-5"), which states that the general partner in a limited partnership should presume that it controls and, thus, should consolidate the limited partnership, unless the limited partners have either (a) substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. EITF 04-5 applies to limited partnerships that are not variable interest entities under FASB Interpretation No. 46R: "Consolidation of Variable Interest Entities" ("FIN 46R"). EITF 04-5 was effective immediately for all new limited partnership formed and for existing limited partnerships for which partnership agreements are modified after June 29, 2005, and is effective for all other limited partnerships at the commencement of the first reporting period beginning after December 15, 2005.

The Company's limited partnership investment totaling $19.7 in Powers Ferry Properties Ltd Partnership ("PFP"), an affiliate acquired on May 12, 2005, is accounted for using the equity method, as ING USA does not have substantive kick-out or participating rights and, therefore, cannot overcome the presumption of control by the general partner of PFP. As of December 31, 2005, the Company's remaining investments in limited partnerships are generally considered variable interest entities under FIN 46R, and are accounted for using the cost or equity methods of accounting since the Company is not the primary beneficiary. Investments in limited partnerships are included in Other investments on the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Share-Based Payment

In December 2004, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which requires all share-based payments to employees be recognized in the financial statements based upon the fair value. FAS No. 123R was effective at the beginning of the first interim or annual period beginning after June 15, 2005. FAS No. 123R provides two transition methods, modified-prospective and modified-retrospective.

The modified-prospective method recognizes the grant-date fair value of compensation for new awards granted after the effective date and unvested awards beginning in the fiscal period in which the recognition provision are first applied. Prior periods are not restated. The modified-retrospective method permits entities to restate prior periods by recognizing the compensation cost based on amounts previously reported in the pro forma footnote disclosure as required under FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123").

The Company early adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized in 2005 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provision of FAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant date fair value in accordance with the provisions of FAS No. 123R. Results for prior periods are not restated. Prior to January 1, 2005, the Company applied the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related Interpretations, as permitted by FAS No. 123. No stock based employee compensation cost was recognized in the Statement of Operations during 2004 and 2003, as all options granted during the year had an exercise price equal to the market value of the underlying common stock on the date of grant. All shares granted during 2005 and 2004 were those of ING, the Company's ultimate parent. As a result of adopting FAS No. 123R, the Company's net income for the year ended December 31, 2005, was $1.3 lower than if it had continued to account for share-based payments under APB No. 25. The fair value of shares granted during 2005 was $1.9 as of December 31, 2005, and will be expensed over a vesting period of 3 years. Prior to the adoption of FAS No. 123R, no modifications were made to outstanding options, and there were no significant changes to valuation methodologies as a result of the adoption of FAS No. 123R.

C-12

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

The Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"), on January 1, 2004. SOP 03-1 establishes several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts including, among other things, a requirement that assets and liabilities of separate account arrangements that do not meet certain criteria be accounted for as general account assets and liabilities, and that the revenue and expenses related to such arrangements be consolidated with the respective line items in the Statements of Operations. In addition, SOP 03-1 requires additional liabilities be established for certain guaranteed death benefits and for products with certain patterns of cost of insurance charges. Sales inducements provided to contractowners must be recognized on the balance sheet separately from deferred policy acquisition costs and amortized as a component of benefits expense using methodologies and assumptions consistent with those used for amortization of deferred policy acquisition costs.

The Company evaluated all requirements of SOP 03-1 and determined that it is affected by the SOP's requirements to establish additional liabilities for certain guaranteed benefits and products with patterns of cost of insurance charges resulting in losses in later policy durations from the insurance benefit function and to defer, amortize, and recognize separately, sales inducements to contractowners. Upon adoption of SOP 03-1 on January 1, 2004, the Company recognized a cumulative effect of a change in accounting principle of $(3.6), before tax, or $(2.3) net of $1.3 of income taxes. In addition, requirements for certain separate account arrangements that do not meet the established criteria for separate asset and liability recognition are applicable to the Company, however, the Company's policies on separate account assets and liabilities have historically been, and continue to be, in conformity with the requirements newly established.

In the fourth quarter of 2004, the cumulative effect of a change in accounting principle was revised due to the Company's implementation of Technical Practice Aid 6300.05–6300.08 "Q&As Related to the Implementation of SOP 03-1, 'Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts'" (the "TPA").

C-13

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The TPA, which was approved in September 2004, provided additional guidance regarding certain implicit assessments that may be used in the testing of the base mortality function on contracts, which is performed to determine whether additional liabilities are required in conjunction with SOP 03-1. In addition, the TPA provided additional guidance surrounding the allowed level of aggregation of additional liabilities determined under SOP 03-1. While the TPA was implemented during the fourth quarter of 2004, the TPA is retroactive to the original implementation date of SOP 03-1, January 1, 2004 and is reported as an adjustment to SOP 03-1's cumulative effect of a change in accounting principle. The adoption of the TPA reduced the Company's cumulative effect of a change in accounting principle by $2.0, before tax and decreased quarterly 2004 net income approximately $0.6 in each quarter, for a total decrease of $2.3.

The implementation of SOP 03-1 also raised questions regarding the interpretation of the requirements of FAS No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS No. 97"), concerning when it is appropriate to record an unearned revenue liability related to the insurance benefit function. To clarify its position, the "FASB issued FASB Staff Position No. FAS 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, 'Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments,' Permit or Require Accrual of an Unearned Revenue Liability" ("FSP FAS 97-1"), effective for fiscal periods beginning subsequent to the date the guidance was issued, June 18, 2004. The Company adopted FSP FAS 97-1 on July 1, 2004. The adoption of FSP FAS 97-1 did not have an impact on the Company's financial position, results of operations, or cash flows.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB issued FIN 46R to make certain technical revisions and address certain implementation issues that had arisen. FIN 46R provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

FIN 46R requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46R also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The adoption of FIN 46R had no impact on the Company's financial statements. The Company held investments in VIEs in the form of private placement securities, structured securities, securitization transactions, and limited partnerships with an aggregate fair values of $8.5 billion and $7.0 billion as of December 31, 2005 and 2004, respectively. These VIEs are held by the Company for investment purposes. Consolidation of these investments in the Company's financial statements is not required as the Company is not the primary beneficiary for any of these VIEs. Book values as of December 31, 2005 and 2004 of $8.5 billion and $6.9 billion, respectively, represent the maximum exposure to loss on the investment of VIEs. In addition, the Company may be exposed to the loss of asset management fees it receives for some of this structures.

New Accounting Pronouncements

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" ("FAS No. 155"), which permits the application of fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). Under this approach, changes in fair value would be recognized currently in earnings. In addition, FAS No. 155 does the following:

- Clarifies which interest-only strips and principal-only strips are not subject to derivative accounting under FAS No. 133;
- Requires that interests in securitized financial assets be analyzed to identify interests that are freestanding derivatives or that are hybrid instruments that contain embedded derivatives requiring bifurcation;
- Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
- Allows a qualifying special-purpose entity to hold derivative financial instruments that pertain to beneficial interests, other than another derivative financial instrument.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

FAS No. 155 is effective for all instruments acquired, issued, or subject to a remeasurement event, occurring after the beginning of the first fiscal year that commences after September 15, 2006. The Company is in the process of determining the impact of FAS No. 155.

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

In September 2005, the American Institute of Certified Public Accountants issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage, that occur by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, as investment contracts.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company is in the process of determining the impact of adoption of SOP 05-1.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications (see Reclassification and Changes to Prior Year Presentation footnote).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in Shareholder's equity, after adjustment for related changes in deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

Other-Than-Temporary-Impairments

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been an adverse change in cash flow since the remeasurement date.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is recorded in Net realized capital gains (losses).

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

Fair values for fixed maturities are obtained from independent pricing services or broker-dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value, where applicable.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses). At December 31, 2005 and 2004, the Company had no allowance for mortgage loan credit losses.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value, which approximates amortized cost.

C-18

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Derivative instruments are reported at fair value using the Company's derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates, which are obtained from third party sources and uploaded into the system. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations. Guaranteed minimum withdrawals benefits ("GMWBs") without life contingency and guaranteed minimum accumulation benefits ("GMABs") represent an embedded derivative liability in the variable annuity contract that is required to be reported separately from the host variable annuity contract. The option component of an equity indexed annuity ("EIA") also represents an embedded derivative. These embedded derivatives are carried at fair value based on actuarial assumptions related to projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning contractowner behavior.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash equivalents on the Balance Sheets.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS No. 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, total return, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also purchases options and futures on equity indexes to reduce and manage risks associated with its annuity products. Open derivative contracts with asset balances and liability balances are included in Other investments or Other liabilities, as appropriate, on the Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

During the fourth quarter of 2005, the Company revised the financial statement presentation of derivatives. Previously, asset balances and liability balances on open derivative contracts were netted and recorded in Other investments on the Balance Sheet. The Company now reports derivatives with asset balances in Other investments and derivatives with liability balances in Other liabilities. In addition, changes in the fair value of certain derivative were previously recorded in Net investment income in the Statement of Operations. The total change in fair value of these derivatives is now reported in net realized capital gains (losses). These revisions resulted in an increase in Other investments and Other liabilities of $44.2 and $133.6 at December 31, 2004 and 2003, respectively, as well as a reclassification of $(114.3) and $(146.6) from Net investment income to Net realized capital gains and losses at December 31, 2004 and 2003, respectively.

The Company also had investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities on the Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contractowners in the Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated profits embedded in the Company's contracts.

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges. DAC related to GICs, however, is amortized on a straight-line basis over the life of the contract.

For FAS No. 97 products, changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable universal life and variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

At each evaluation date, actual historical gross profits are reflected and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. However, decreases in investment, mortality, and expense margins, and thus estimated future profits, increase the rate of amortization.

Reserves

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts, universal life insurance contracts, and GICs. Generally, reserves are calculated using mortality and withdrawal rate assumptions based on relevant Company experience and are periodically reviewed against both industry standards and experience.

Reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Reserve interest rates varied by product up to 8.0% for 2005, 2004, and 2003.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rate, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. For 2005, 2004, and 2003, reserve interest discount rates varied up to 8.0%.

Reserves for EIAs are computed in accordance with FAS No. 97 and FAS No. 133. Accordingly, the aggregate initial liability is equal to the deposit received plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value, with the change in fair value recorded in the Statements of Operations.

Reserves for universal life products are equal to cumulative deposits, less withdrawals and charges, plus credited interest thereon. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of contractowners and related expenses less the present value of future net premiums.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Under SOP 03-1, the Company calculates additional liabilities for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees. The SOP 03-1 reserve recognized for such products is in addition to the liability previously held and recognizes the portion of contract assessments received in early years used to compensate the insurer for services provided in later years.

The Company calculates a benefit ratio for each block of business subject to SOP 03-1, and calculates an SOP 03-1 reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess death benefits during the period. The SOP 03-1 reserve is accumulated at interest rates using the contract-credited rate for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years.

The SOP 03-1 reserve for annuities with guaranteed minimum death benefits ("GMDBs") is determined each period by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

The SOP 03-1 reserve for GMWBs with life contingency and guaranteed minimum income benefits ("GMIBs") is determined each period by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if the actual experience or other evidence suggests that earlier assumptions should be revised.

GMABs and GMWBs without life contingency are considered to be derivatives under FAS No. 133. The additional reserves for these guarantees are recognized at fair value through the Statements of Operations.

Reserves for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index plus a spread or a fixed rate, established at the issue date of the contract.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Sales Inducements

Sales inducements represent benefits paid to contractowners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. As of January 1, 2004, such amounts are reported separately on the Balance Sheets in accordance with SOP 03-1. Beginning in 2004, sales inducements are amortized as a component of Interest credited and other benefits to contractowners using methodologies and assumptions consistent with those used for amortization of DAC.

Revenue Recognition

For universal life and most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrender, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premium or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both Premiums and Interest credited and other benefits to contractowners in the Statements of Operations.

Premiums on the Statements of Operations primarily represent amounts received under traditional life insurance policies.

For GICs, deposits made to the Company are not recorded as revenue in the Statements of Operations, but are recorded directly to Future policy benefits and claims reserves on the Balance Sheets.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant under a contract, in shares of mutual funds which are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains and losses of the separate accounts, however, are not reflected in the Statements of Operations (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria in SOP 03-1 for separate presentation in the Balance Sheets (primarily guaranteed interest options), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2005 and 2004, unrealized gains of $21.9 and $100.5, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses from its life and annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets.

Participating Insurance

Participating business approximates 10.4% of the Company's ordinary life insurance in force and 26.1% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contractowners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $15.8, $16.2, and $17.2, were incurred during the years ended December 31, 2005, 2004, and 2003, respectively.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, as of December 31, 2005, were as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Fixed maturities:							
U.S. government and government							
agencies and authorities	$	476.5	$	1.1	$	4.2	$	473.4
State, municipalities, and political							
subdivisions		20.1		-		0.7		19.4
U.S. corporate securities:							
Public utilities		1,579.2		39.7		19.4		1,599.5
Other corporate securities		5,077.9		86.4		63.5		5,100.8
Total U.S. corporate securities		6,657.1		126.1		82.9		6,700.3
Foreign securities:							
Government		464.7		13.8		4.1		474.4
Other		2,447.6		33.3		38.5		2,442.4
Total foreign securities		2,912.3		47.1		42.6		2,916.8
Residential mortgage-backed securities		3,938.1		35.6		70.7		3,903.0
Commercial mortgaged-backed securities		1,309.8		17.0		19.5		1,307.3
Other asset-backed securities		1,723.8		6.8		19.5		1,711.1
Total fixed maturities, including fixed							
maturities pledged		17,037.7		233.7		240.1		17,031.3
Less: fixed maturities pledged		952.1		1.0		14.2		938.9
Total fixed maturities		16,085.6		232.7		225.9		16,092.4
Equity securities		28.6		1.1		-		29.7
Total investments, available-for-sale	$	16,114.2	$	233.8	$	225.9	$	16,122.1

C-26

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, as of December 31, 2004, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government				
agencies and authorities	$ 464.0	$ 1.8	$ 1.1	$ 464.7
State, municipalities, and political				
subdivisions	20.7	-	0.8	19.9
U.S. corporate securities:				
Public utilities	1,796.9	78.4	8.9	1,866.4
Other corporate securities	6,292.4	243.5	22.7	6,513.2
Total U.S. corporate securities	8,089.3	321.9	31.6	8,379.6
Foreign securities:				
Government	518.9	24.2	2.2	540.9
Other	2,571.2	97.7	11.5	2,657.4
Total foreign securities	3,090.1	121.9	13.7	3,198.3
Residential mortgage-backed securities	3,440.3	43.9	22.4	3,461.8
Commercial mortgaged-backed securities	1,107.8	34.9	3.0	1,139.7
Other asset-backed securities	1,934.2	14.3	14.7	1,933.8
Total fixed maturities, including fixed				
maturities pledged	18,146.4	538.7	87.3	18,597.8
Less: fixed maturities pledged	1,100.5	9.8	1.7	1,108.6
Total fixed maturities	17,045.9	528.9	85.6	17,489.2
Equity securities	34.8	0.5	-	35.3
Total investments available-for-sale	$ 17,080.7	$ 529.4	$ 85.6	$ 17,524.5

At December 31, 2005 and 2004, net unrealized (depreciation) appreciation was $(5.3) and $451.9, respectively, on total fixed maturities, including fixed maturities pledged to creditors, and equity securities.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized losses in fixed maturities at December 31, 2005 and 2004, were related to interest rate movement or spread widening and to mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized losses by duration and reason, along with the fair value of fixed maturities, including fixed maturities pledged to creditors, in unrealized loss position at December 31, 2005 and 2004.

2005	Less than Six Months		More than Six Months and less than Twelve Months		More than Twelve Months		Total	
Interest rate or spread widening	$	49.1	$	32.6	$	48.7	$	130.4
Mortgage and other asset-backed								
securities		47.7		29.7		32.3		109.7
Total unrealized loss	$	96.8	$	62.3	$	81.0	$	240.1
Carrying amount	$	5,757.0	$	2,266.6	$	2,243.0	$	10,266.6
2004								
Interest rate or spread widening	$	12.3	$	16.9	$	18.0	$	47.2
Mortgage and other asset-backed								
securities		14.9		13.0		12.2		40.1
Total unrealized loss	$	27.2	$	29.9	$	30.2	$	87.3
Carrying amount	$	3,199.9	$	1,710.7	$	709.1	$	5,619.7

Of the unrealized losses aged more than twelve months, the average market value of the related fixed maturities is 97% of the average book value. In addition, this category includes over 400 securities, which have an average quality rating of A+. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2005.

Overall, there has been an increase in unrealized losses from December 31, 2004 to December 31, 2005. This increase is largely caused by an increase in interest rates, which tends to have a negative market value impact on fixed maturity securities. In accordance with FSP FAS No. 115-1, the Company considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other-than-temporary impairment testing. As a part of this testing, the Company determines whether or not it has the ability and intent to retain the investments for a period of time sufficient to allow for recovery in fair value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities as of December 31, 2005, are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 558.9	$ 558.8
After one year through five years	3,263.1	3,255.9
After five years through ten years	4,743.8	4,762.3
After ten years	1,500.2	1,532.9
Mortgage-backed securities	5,247.9	5,210.3
Other asset-backed securities	1,723.8	1,711.1
Less: fixed maturities pledged	952.1	938.9
Fixed maturities, excluding fixed maturities pledged	$ 16,085.6	$ 16,092.4

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2005.

At December 31, 2005 and 2004, fixed maturities with fair values of $11.7 and $11.9, respectively, were on deposit as required by regulatory authorities.

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB") and is required to maintain a collateral deposit that backs funding agreements issued to the FHLB. At December 31, 2005 and 2004, respectively, the Company had $126.1 and $376.3 in non-putable funding agreements issued to the FHLB. At December 31, 2005 and 2004, respectively, assets with a carrying value of approximately $159.4 and $422.0 collateralized the funding agreements to the FHLB. Collateralized assets are included in Fixed maturities in the Balance Sheets.

Repurchase Agreements

The Company engages in dollar rolls and repurchase agreements. At December 31, 2005 and 2004, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $808.0 and $715.9, respectively. The repurchase obligation related to dollar rolls and repurchase agreements totaled $806.3 and $713.4 at December 31, 2005 and 2004, respectively.

The Company also enters into reverse repurchase agreements. At December 31, 2005, the carrying value of the securities in reverse repurchase agreements was $15.3. The Company had no reverse repurchase agreement at December 31, 2004.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2005 and 2004. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

Other-Than-Temporary Impairments

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2005, 2004, and 2003:

	2005		2004		2003	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Corporate	$ 3.0	12	$ -	-	$ 23.7	16
Residential mortgage-backed	16.4	86	9.1	88	81.3	173
Foreign[1]	0.1	1	8.5	4	11.5	2
Commercial mortgage	1.2	1	-	-	-	-
Limited partnerships	0.5	1	2.2	1	-	-
Other asset-backed	0.5	2	11.5	6	5.8	7
U.S. Treasury/Agencies	0.1	1	-	-	-	-
Total	$ 21.8	104	$ 31.3	99	$ 122.3	198

[1] Primarily U.S. dollar denominated.

The above schedule includes $3.1 in anticipated disposition write-downs related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value, based upon the implementation of FSP FAS No. 115-1. The following table summarizes these write-downs by type for the year ended December 31, 2005:

	2005	
	Impairment	No. of Securities
U.S. Corporate	$ 2.6	11
Residential mortgaged-backed	0.4	1
U.S. Treasury/Agencies	0.1	1
Total	$ 3.1	$ 13

The remaining fair value of fixed maturities with other-than-temporary impairments at December 31, 2005 and 2004 was $255.3 and $168.7, respectively.

C-30

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturity securities or cost for equity securities. In certain situations new factors such as negative developments and subsequent credit deterioration can subsequently change the Company's previous intent to continue holding a security.

Because of rising interest rates, continued asset-liability management strategies and on-going comprehensive reviews of the Company's portfolios, changes were made in the fourth quarter of 2005 to the Company's strategy asset allocations. In addition, the Company also pursued yield enhancement strategies. These changes primarily resulted in anticipated disposition write-downs totaling $3.1 of certain securities with unrealized loss positions due to a change in intent as to whether to hold these securities until recovery.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Fixed maturities, available-for-sale	$ 936.4	$ 953.1	$ 948.1
Equity securities, available-for-sale	1.2	1.7	5.6
Mortgage loans on real estate	238.4	221.8	208.5
Real estate	1.3	0.2	0.6
Policy loans	9.1	9.8	8.8
Short-term investments and cash equivalents	4.1	1.4	17.2
Other	9.2	14.8	(8.1)
Gross investment income	1,199.7	1,202.8	1,180.7
Less: investment expenses	97.5	81.3	71.8
Net investment income	$ 1,102.2	$ 1,121.5	$ 1,108.9

C-31

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains and Losses

Net realized capital gains (losses) are comprised of the difference between the carrying value of investments and proceeds from sale, maturity, and redemption, as well as losses incurred due to the other-than-temporary impairment of investments and changes in fair value of derivatives. Net realized capital gains (losses) on investments for the years ended December 31, 2005, 2005, and 2003 were as follows.

	2005	2004	2003
Fixed maturities, available-for-sale	$ 47.9	$ 51.0	$ 113.3
Equity securities, available-for-sale	0.2	6.4	0.2
Derivatives	(50.8)	(104.9)	(144.9)
Real estate	1.2	0.1	(3.4)
Other	(1.4)	(2.1)	(0.3)
Pretax net realized capital losses	$ (2.9)	$ (49.5)	$ (35.1)
After-tax net realized capital losses	$ (1.9)	$ (32.2)	$ (22.8)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross gains and losses were as follows for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Proceeds on sales	$ 9,317.1	$ 9,916.3	$ 13,664.8
Gross gains	97.2	145.5	297.6
Gross losses	75.2	59.3	60.4

3. Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion price, where applicable.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash and cash equivalents, Short-term investments under securities loan agreement, and Policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Other financial instruments reported as assets: The carrying amounts for these financial instruments (primarily derivatives) approximate the fair value of the assets. Derivatives are carried at fair value on the Balance Sheets.

Notes to affiliates: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investment contract liabilities (included in Future policy benefits and claims reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

Liabilities related to separate accounts: Liabilities related to separate accounts are reported at full account value in the Company's Balance Sheets. Estimated fair values of separate account liabilities are equal to their carrying amount.

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2005 and 2004, were as follows:

	2005		2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale,				
including securities pledged	$ 17,031.3	$ 17,031.3	$ 18,597.8	$ 18,597.8
Equity securities, available-for-sale	29.7	29.7	35.3	35.3
Mortgage loans on real estate	3,766.8	3,774.8	3,851.8	3,969.4
Policy loans	166.1	166.1	169.0	169.0
Cash, cash equivalents,				
and Short-term investments				
under securities loan agreement	355.4	355.4	611.8	611.8
Other investments	460.7	465.6	277.2	277.4
Assets held in separate accounts	30,262.8	30,262.8	24,746.7	24,746.7
Liabilities:				
Notes to affiliates	435.0	390.4	435.0	508.5
Investment contract liabilities:				
Deferred annuities	18,486.5	17,145.6	17,525.9	16,344.6
Guaranteed investment contracts				
and funding agreements	3,362.2	3,352.9	3,060.1	3,063.0
Supplementary contracts and				
immediate annuities	893.3	893.3	864.9	864.9
Liabilities related to separate				
accounts	30,262.8	30,262.8	24,746.7	24,746.7

C-34

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Derivative Financial Instruments

	Notional Amount		Fair Value	
	2005	**2004**	**2005**	**2004**
Interest Rate Caps				
Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that provide the Company with an annuity in an increasing interest rate environment.	$ 91.2	$ 236.2	$ -	$ -
Interest Rate Swaps				
Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.	3,535.5	2,832.8	58.2	34.0
Foreign Exchange Swaps				
Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.	206.2	146.7	(24.0)	(34.5)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Notional Amount		Fair Value	
	2005	**2004**	**2005**	**2004**
Credit Default Swaps				
Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure to certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract.	$ 112.0	$ -	$ (0.3)	$ -
Swaptions				
Swaptions are used to manage interest rate risk in the Company's CMOB portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.	150.0	-	-	-
Futures				
Futures contracts are used to hedge against a decrease in certain equity indexes. Such decrease may result in a decrease in variable annuity account values, which would increase the possibility of the company incurring an expense for guaranteed benefits in excess of account values. The futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under either SOP 03-01, or FAS No. 133 (see discussion under "Reserves" section) and the change in reserve liability is recorded in Interest credited and other benefits to contractowners. The gain or loss on futures is recorded in Net realized capital gains (losses).	1,530.9	1,177.9	7.2	(0.2)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Notional Amount		Fair Value	
	2005	2004	2005	2004

Options

S&P Options are used to hedge against an
increase in the S&P Index. Such increase
may result in increased payments to contract
holders of equity indexed annuity contracts, and
the options offset this increased expense. Both the
options and the embedded derivative reserve are
carried at fair value. The change in value of the
options are recorded in Net realized capital gains
(losses); the change in value of the embedded
derivative is recorded in Interest credited and

other benefits to contractowners.	$ 4,183.7 $	2,335.4	$ 215.8 $	166.0

Embedded Derivatives

The Company also has investments in certain fixed
maturity instruments, and has issued certain retail
annuity products, that contain embedded derivatives
whose market value is at least partially determined by,
among other things, levels of or changes in domestic
and/or foreign interest rates (short- or long-term),
exchange rates, prepayment rates, equity rates, or
credit ratings/spreads.

Within securities	N/A*	N/A*	(0.3)	(4.6)
Within retail annuity products	N/A*	N/A*	389.2	294.1

*N/A - not applicable.

Interest Rate Swaps

Interest rate swaps include two agreements with Security Life of Denver Insurance Company ("Security Life"), an affiliate, with notional amounts of $100.0 and fair values of $(0.3) and $(0.2) at December 31, 2005 (see Related Party Transactions footnote for further information).

Credit Default Swaps

As of December 31, 2005, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $85.0.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

4.   **Deferred Policy Acquisition Costs and Value of Business Acquired**

Activity for the years ended December 31, 2005, 2004, and 2003, within DAC, was as follows:

Balance at January 1, 2003	$	1,508.5
Deferrals of commissions and expenses		491.9
Amortization:		
Amortization		(422.8)
Interest accrued at 5% - 6%		104.9
Net amortization included in the Statements of Operations		(317.9)
Change in unrealized gains and losses on available-for-sale securities		144.2
Balance at December 31, 2003		1,826.7
Deferrals of commissions and expenses		587.4
Amortization:		
Amortization		(266.0)
Interest accrued at 5% - 6%		85.7
Net amortization included in the Statements of Operations		(180.3)
Change in unrealized gains and losses on available-for-sale securities		(47.4)
Implementation of SOP and TPA		(482.3)
Balance at December 31, 2004		1,704.1
Deferrals of commissions and expenses		614.0
Amortization:		
Amortization		(400.2)
Interest accrued at 5% - 6%		105.5
Net amortization included in the Statements of Operations		(294.7)
Change in unrealized gains and losses on available-for-sale securities		232.0
Balance at December 31, 2005	$	2,255.4

The estimated amount of DAC to be amortized, net of interest, is $255.2, $252.9, $230.1, $211.8, and $190.2, for the years 2006, 2007, 2008, 2009, and 2010, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Activity for the years ended December 31, 2005, 2004, and 2003, within VOBA, was as follows:

Balance at January 1, 2003	$	134.5
Amortization:		
Amortization		(36.6)
Interest accrued at 4% - 5%		6.6
Net amortization included in the Statements of Operations		(30.0)
Change in unrealized gains and losses on available-for-sale securities		7.0
Balance at December 31, 2003		111.5
Amortization:		
Amortization		(13.3)
Interest accrued at 4% - 5%		6.8
Net amortization included in the Statements of Operations		(6.5)
Change in unrealized gains and losses on available-for-sale securities		(0.5)
Implementation of SOP and TPA		7.7
Balance at December 31, 2004		112.2
Amortization:		
Amortization		(30.8)
Interest accrued at 4% - 5%		6.6
Net amortization included in the Statements of Operations		(24.2)
Change in unrealized gains and losses on available-for-sale securities		34.1
Balance at December 31, 2005	$	122.1

The estimated amount of VOBA to be amortized, net of interest, is $12.7, $12.1, $9.5, $10.4, and $9.5, for the years 2006, 2007, 2008, 2009, and 2010, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC and VOBA - Annuity Products

The increase in Amortization of DAC and VOBA in 2005 compared to 2004 is largely associated with an increase in the scale of DAC, resulting from sales of new business. In addition, the Company had higher fixed margin income in 2005, resulting in an increase in gross profits against which DAC and VOBA were amortized.

The variance in amortization expense in 2004 versus 2003 was impacted by SOP 03-1. In prior years, amortization of inducements was included in amortization of DAC and VOBA. Beginning in 2004, sales inducements were included as a component of benefit expense in accordance with SOP 03-1. Therefore, the decrease in amortization of DAC and VOBA is partially related to 2004 sales inducement amortization being included in interest credited instead of amortization of DAC and VOBA. Also contributing to the decrease is the improved market performance during 2003, which lowered the amortization rate for 2004.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company revised and unlocked certain assumptions for its fixed and variable annuity products during 2005, 2004, and 2003. Unlocking adjustments and their acceleration (deceleration) impact on Amortization of DAC and VOBA for the years ended December 31, 2005, 2004, and 2003, were as follow:

	2005	2004	2003
Impact of separate account growth and contractowner withdrawal behavior favorable to assumptions	$ (13.3)	$ (6.6)	$ (41.3)
Unlock of contractowner withdrawal behavior assumptions for variable and fixed annuities	-	(4.2)	-
Unlock of contractowner withdrawal behavior assumptions for certain fixed deferred annuities	17.7	-	-
Unlock of future lapse rate assumptions for fixed annuities	-	-	6.0
Unlock of future rate of spread income assumptions on some fixed annuity liabilities	2.3	5.0	8.1
Unlock on long-term separate account growth assumption	4.8	-	-
Unlock of mortality and persistency assumptions	(4.2)	-	-
Total unlocking effect on Amortization of DAC and VOBA	$ 7.3	$ (5.8)	$ (27.2)

Analysis DAC and VOBA - Life Products

As part of the regular analysis of DAC and VOBA for the life insurance block, at the end of each of the years ended December 31, 2005, 2004, and 2003, the Company unlocked due to assumption changes that, with respect to any one or more of the years ended December 31, 2005, 2004 and 2003, may relate primarily to mortality, lapse, expense, and interest amounts. There was no impact of unlocking on amortization of DAC/VOBA in 2005. The impact of unlocking on the amortization of DAC/VOBA was a decrease of $1.2 in 2004, and an increase of $6.0 in 2003.

5.   Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of the Iowa Division of Insurance for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of the Company's statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations.

The Company did not pay any dividends on its common stock during 2005 or 2004. During 2003, the Company paid $12.4 in dividends on its common stock to its then parent, Equitable Life.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Insurance Division of the State of Iowa (the "Division"), effective January 1, 2004, recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Division, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $6.9, $96.1, and $(85.1), for the years ended December 31, 2005, 2004, and 2003, respectively. Statutory capital and surplus was $1,846.6 and $1,668.3 as of December 31, 2005 and 2004, respectively.

As of December 31, 2005, the Company did not utilize any statutory accounting practices that are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affected statutory capital and surplus.

6.   **Additional Insurance Benefits and Minimum Guarantees**

Under SOP 03-1, the Company calculates additional liabilities ("SOP 03-1 reserve") for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

The following assumptions and methodology were used to determine the GMDB SOP 03-1 reserve at December 31, 2005:

Area	Assumptions/Basis for Assumptions
Data used	Based on 100 investment performance scenarios stratified based on 10,000 random generated scenarios
Mean investment performance	8.125%
Volatility	18.0%
Mortality	1999 and prior issues – 80.0%, 80.0%, 90.0%, 90.0%, grading to 100% from age 80 to 120, of the 90-95 ultimate mortality table for standard, ratchet, rollup, and combination rollup and ratchet, respectively. 2000 and later issues – 60.0%, 60.0%, 75.0%, 75.0%, grading to 100% from age 80 to 120, of the 90-95 ultimate mortality table for standard, ratchet, rollup, and combination rollup and ratchet, respectively.
Lapse rates	Vary by contract type and duration; range between 1.0% and 40.0%
Discount rates	6.5%, based on the portfolio earned rate of the general account

The assumptions used for calculating the additional GMIB liability at December 31, 2005, are consistent with those used for the calculating the additional GMDB liability. In addition, the calculation of the GMIB liability assumes dynamic surrenders and dynamic annuitization reflecting the extent to which the benefit, at the time of payment, has a positive value.

C-41

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The separate account liabilities subject to SOP 03-1 for minimum guaranteed benefits, and the additional liabilities recognized related to minimum guarantees, by type, as of December 31, 2005 and 2004, and the paid and incurred amounts by type for the years ended December 31, 2005 and 2004 were as follows:

	Guaranteed Minimum Death Benefit (GMDB)		Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)		Guaranteed Minimum Income Benefit (GMIB)
Separate account liability					
at December 31, 2005	$ 30,213.6	$	2,536.1	$	13,409.0
Separate account liability					
at December 31, 2004	$ 25,843.4	$	1,826.7	$	9,079.6
Additional liability balance:					
Balance at January 1, 2004	$ 56.5	$	14.5	$	13.6
Incurred guaranteed benefits	39.0		(4.9)		17.1
Paid guaranteed benefits	(28.6)		-		-
Balance at December 31, 2004	66.9		9.6		30.7
Incurred guaranteed benefits	64.9		(0.2)		30.2
Paid guaranteed benefits	(19.0)		-		-
Balance at December 31, 2005	$ 112.8	$	9.4	$	60.9

The net amount at risk, net of reinsurance, and the weighted average attained age of contractowners by type of minimum guaranteed benefit, were as follows as of December 31, 2005 and 2004:

2005	Guaranteed Minimum Death Benefit (GMDB)		Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)		Guaranteed Minimum Income Benefit (GMIB)
Net amount at risk, net of reinsurance	$ 1,428.7	$	42.1	$	246.3
Weighted average attained age	62		63		57
2004					
Net amount at risk, net of reinsurance	$ 1,365.7	$	65.4	$	204.3
Weighted average attained age	63		61		61

C-42

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2005 and 2004 was $30,262.8 and $24,746.7, respectively.

7. Sales Inducements

During the year ended December 31, 2005, the Company capitalized and amortized $101.3 and $68.8, respectively, of sales inducements. During the year ended December 31, 2004, the Company capitalized and amortized $100.9 and $65.5, respectively, of sales inducements. The unamortized balance of capitalized sales inducements, net of unrealized gains (losses), was $556.3 and $514.6 as of December 31, 2005 and 2004, respectively.

8. Income Taxes

Effective January 1, 2005, the Company files a consolidated federal income tax return with ING America Insurance Holdings ("ING AIH") and certain other subsidiaries of ING AIH that are eligible corporations qualified to file consolidated federal income tax returns as part of the ING AIH affiliated group. Effective January 1, 2005, the Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate. For calendar year 2004, the Company filed a stand-alone federal income tax return. Prior to that date, the Company, and each of the Merger Companies, filed federal income tax returns with their respective filing groups.

Income taxes consist of the following:

	2005	2004	2003
Current tax (benefit) expense:			
Federal	$ (156.7)	$ 4.7	$ 1.2
Total current tax (benefit) expense	(156.7)	4.7	1.2
Deferred tax expense (benefit):			
Operations and capital loss carryforwards	43.6	31.5	53.3
Other federal deferred tax	147.3	44.5	(55.3)
Total deferred tax expense (benefit)	190.9	76.0	(2.0)
Total income tax expense (benefit)	$ 34.2	$ 80.7	$ (0.8)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes and cumulative effect of change in accounting principle for the following reasons:

		2005		**2004**		**2003**
Income before income taxes and cumulative						
effect of change in accounting principle	$	224.1	$	173.6	$	56.5
Tax rate		35%		35%		35%
Income tax at federal statutory rate		78.4		60.8		19.8
Tax effect of:						
Meals and entertainment		0.4		0.5		0.4
Dividend received deduction		(20.4)		1.3		(11.5)
Product reserves		-		3.0		-
Investments		-		15.0		-
IRS audit settlements		(24.4)		-		-
Refinement of deferred tax balances		-		-		(9.5)
Other		0.2		0.1		-
Income tax expense (benefit)	$	34.2	$	80.7	$	(0.8)

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2005 and 2004 are presented below.

		2005		**2004**
Deferred tax assets:				
Operations and capital loss carryforwards	$	97.4	$	133.5
Future policy benefits		606.5		619.9
Goodwill		7.9		9.3
Investments		33.8		42.4
Employee compensation and benefits		17.8		19.9
Other		19.0		19.5
Total gross assets		782.4		844.5
Deferred tax liabilities:				
Unrealized gains on investments		(12.9)		(157.1)
Deferred policy acquisition cost		(864.6)		(663.1)
Value of purchased insurance in force		(38.4)		(33.4)
Other		(2.2)		(3.4)
Total gross liabilities		(918.1)		(857.0)
Net deferred income liability	$	(135.7)	$	(12.5)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. No valuation allowance has been established at this time as management believes the above conditions presently do not exist.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

At December 31, 2005, the Company has operating loss carryforwards of approximately $306.7 for federal income tax purposes, which are available to offset future taxable income. If not used, these carryforwards will expire between 2015 and 2019.

Net unrealized capital gains and losses are presented in Shareholder's equity, net of deferred taxes.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. The deferred income was accumulated in the contractowners' surplus account. This deferred income only becomes taxable under certain conditions, which management believes to be remote. Furthermore, the American Jobs Creation Act of 2004 allows certain tax-free distributions from the contractowners' surplus account during 2005 and 2006. Therefore, based on currently available information, no federal income taxes have been provided on the contractowner' surplus account accumulated balance of $14.4.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against, any such adjustments.

The Internal Revenue Service ("IRS") has completed its examination of the Company's returns through tax year 2001. The current and prior period provisions reflect non-recurring favorable adjustments resulting from a reduction in the tax liability that no longer needs to be provided based on the results of the current IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers, and the merits of the positions. The IRS has commenced examination of the Company's returns for tax years 2002 and 2003. There are also various state audits in progress.

9.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $15.9, $11.4, and $9.3, for the years ended 2005, 2004, and 2003, respectively, and are included in Operating expenses in the Statements of Operations.

Defined Contribution Plans

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $4.2, $3.5, and $2.8, for the years ended December 31, 2005, 2004, and 2003, respectively, and are included in Operating expenses in the Statements of Operations.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2005, 2004, and 2003, were not significant.

C-46

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10.   Related Party Transactions

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with Directed Services, Inc. ("DSI"), an affiliated broker-dealer, for the variable insurance products issued by the Company. DSI is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2005, 2004, and 2003, commission expenses were incurred in the amounts of $371.5, $371.4, and $269.3, respectively.

- Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration, and accounting services for ING USA's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2005, 2004, and 2003, expenses were incurred in the amounts of $71.8, $69.8, and $62.4, respectively.

- Service agreement with DSI, in which the Company provides managerial and supervisory services to DSI and earns a fee that is calculated as a percentage of average assets in the variable separate accounts. For the years ended December 31, 2005, 2004, and 2003, revenue for these services was $43.0, $36.4, and $27.8, respectively.

- Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology, and finance and treasury services. For the years ended December 31, 2005, 2004, and 2003, expenses were incurred in the amounts of $82.5, $65.0, and $67.5, respectively.

- Services agreements between the Company and its U.S. insurance company affiliates dated September 1, 2000 and January 1, 2001, amended effective January 1, 2002. For the years ended December 31, 2005, 2004, and 2003, net expenses related to the agreement were incurred in the amount of $5.7, $5.1, and $16.2, respectively.

- ING Advisors Network, a group of broker-dealers affiliated with the Company, distributes the Company's annuity products. For the years ended December 31, 2005, 2004, and 2003, ING Advisors Network sold new contracts of $1,082.0, $1,121.8, and $765.8, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance Agreements

Effective May 1, 2005, ING USA entered into a coinsurance agreement with its affiliate, Security Life. Under the terms of the agreement, Security Life assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by ING USA between January 1, 2001 and December 31, 2003. ING USA remains directly obligated to the contractowners of the contracts.

The account balances ceded by ING USA to Security Life under the terms of the coinsurance agreement were $2.5 billion. The assets backing the reserves for the liabilities assumed by Security Life, as well as a ceding commission, were transferred by ING USA to Security Life. Total assets transferred at fair value were $2.7 billion resulting in a Net realized capital gain (loss) of $47.9. As additional consideration for Security Life assuming the liabilities under the agreement, ING USA has assigned to Security Life any and all future premiums received by ING USA that are attributable to the contract liabilities assumed under the coinsurance agreement.

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheet. The receivable will be adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission.

The Company incurred amortization expense of the negative ceding commission of $14.2 for the year ended December 31, 2005, which is included in Other expenses in the Statements of Operations.

ING USA entered into a reinsurance agreement with Security Life of Denver International, Limited ("SLDI"), an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued after January 1, 2000. In March 2003, the Company amended its reinsurance agreement with SLDI. Under this amendment, the Company terminated the reinsurance agreement for all in force and new business and recaptured all in force business reinsured under the reinsurance agreement between the Company and SLDI retroactive to January 1, 2003 and the Company reduced its reinsurance recoverable related to these liabilities by $150.1. On March 28, 2003, SLDI transferred assets to the Company in the amount of $185.6. The difference in amounts transferred on March 28, 2003 and the reduction of the reinsurance recoverables as of January 1, 2003, reflects adjustments on the investment of the reinsurance recoverable as of January 1, 2003. It also reflects adjustments on the investment income on the assets and letter of credit costs between January 1, 2003 and the date of the asset transfer. It also encompasses the net effect of a recapture fee paid in the amount of $5.0, offset by the receipt of a $24.1 negative ceding commission, the net impact of which was deferred in policy acquisition costs and is being amortized over the period of estimated future profits.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In addition, the Company entered into a 100% coinsurance agreement with Security Life dated January 1, 2000, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after the effective date of the agreement. As of December 31, 2005 and 2004, the value of reserves ceded by the Company under this agreement was $21.0 and $20.2, respectively.

The Company is a party to a Facultative Reinsurance Agreement with Security Life dated August 20, 1999. Under the terms of the Agreement, the Company facultatively cedes certain GICs and funding agreements to Security Life on a 100% coinsurance basis. As of December 31, 2005 and 2004, respectively, the value of GIC reserves ceded by the Company under this agreement was $1.2 billion and $1.3 billion.

Financing Agreements

On January 1, 2004, the Company entered into a reciprocal loan agreement with ING AIH to facilitate the handling of unanticipated short term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and expires on January 14, 2014, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. This agreement supersedes previous reciprocal loan agreements between each of the Merger Companies and ING AIH, which contained various terms and maximum borrowing lending limits. Under the previous and current reciprocal loan agreements, interest on any ING USA borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $0.9, $0.2 and $0.3, for the years ended December 31, 2005, 2004 and 2003, respectively. The Company earned interest income of $4.3, $2.5 and $1.0 for the years ended December 31, 2005, 2004, and 2003, respectively. At December 31, 2005 and 2004, respectively, the Company had $45.0, and $184.2 receivable from ING AIH under this agreement.

Notes with Affiliates

The Company's promissory note in the amount of $50.0 payable to Lion was repaid on May 17, 2004. The note was issued on April 15, 1997. Interest was charged at an annual rate of 8.75% and the face amount was due on demand. The Company incurred interest expense of $1.7 and $4.4, for the years ended December 31, 2004 and 2003, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, Security Life (successor-in-interest to First Columbine Life Insurance Company), which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contractowners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of ING USA. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8 for each of the years ended December 31, 2005, 2004, and 2003, respectively.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, and SLDI, in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Notes bear interest at a rate of 6.26% per year. Any payment of principle and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest expense was $25.4 and $0.2, for the years ended December 31, 2005 and 2004, respectively.

Tax Sharing Agreement

The Company has entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Effective January 1, 2005, the Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

Capital Transactions

The Company did not pay any dividends on its common stock during 2005 or 2004. During 2003, the Company paid $12.4 in dividends on its common stock to its then parent, Equitable Life.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

During 2005, 2004, and 2003, ING USA received capital contributions of $100.0, $230.0, and $88.7, respectively, from Lion to support sales activities and strengthen reserves associated with its annuity products.

Interest Rate Swaps

On December 28, 2005, the Company entered into two interest rate swaps with Security Life to reduce the Company's exposure to cash flow variability of assets and liabilities. Under the terms of the agreement, the Company pays the quarterly quoted 3-month Libor rate and receives a fixed rate of 4.8% and 4.9% for swaps that mature on December 30, 2010 and 2015, respectively. The notional amount of each swap is $100.0 at December 31, 2005. The fair values are $(0.3) and $(0.2) for the December 30, 2010 and 2015 swaps, respectively, at December 31, 2005.

Purchase of Investments

In conjunction with the May 19, 2005 sale of Life Insurance Company of Georgia ("LOG"), an affiliate, the Company purchased assets at fair value from LOG on May 12, 2005. In addition to purchasing $192.6 of investments, ING USA paid $19.7 for a 70% equity interest in PFP, and $7.1 for land located at 5780 Powers Ferry Road, Atlanta, Georgia. The limited partnership investment in PFP is accounted for at fair value as an equity method investment and is included in Other investments on the Balance Sheet.

11. **Financing Agreements**

The Company maintains a $100.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of the Company borrowing accrues at an annual rate equal to a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2005, 2004, and 2003. At December 31, 2005 and 2004, the Company had no amounts outstanding under the revolving note facility.

The Company also maintains a $75.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $75.0. Interest on any of the Company borrowing accrues at an annual rate equal to the rate quoted by PNC to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2005. As of December 31, 2005, the Company had no amounts outstanding under the line-of-credit agreement.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Prior to September 30, 2005, the Company maintained a $125.0 uncommitted revolving note facility with SunTrust Bank, Atlanta. Under the agreement, the Company incurred minimal interest expense for the years ended December 31, 2005, 2004, and 2003. At December 31, 2004, the Company had no outstanding balances under this facility.

Also see Financing Agreements in the Related Party Transactions footnote.

12. **Reinsurance**

At December 31, 2005, the Company had reinsurance treaties with 16 unaffiliated reinsurers and 1 affiliated reinsurer covering a portion of the mortality risks and guaranteed death and living benefits under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Reinsurance ceded in force for life mortality risks were $822.2 and $906.0 at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, net receivables were comprised of the following:

	2005	2004
Claims recoverable from reinsurers	$ 5.4	$ 13.4
Payable for reinsurance premiums	(1.6)	(3.2)
Reinsured amounts due to an unaffiliated reinsurer	(2.4)	(3.2)
Reserve credits	13.6	17.6
Reinsurance ceded	1,352.6	1,359.9
Deposits	2,697.2	-
Other	3.3	3.6
Total	$ 4,068.1	$ 1,388.1

Included in the accompanying financial statements are net policy benefit recoveries of $46.5, $48.4, and $48.4, for the years ended December 31, 2005, 2004, and 2003, respectively.

Premiums and Interest credited and other benefits to contractowners included the following premiums ceded and reinsurance recoveries for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Premiums and deposits ceded under reinsurance	$ 7.0	$ 3.5	$ 7.4
Reinsurance recoveries	30.3	13.0	6.4

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

13.   **Commitments and Contingent Liabilities**

Leases

The Company leases its office space and certain other equipment under operating leases, the longest term of which expires in 2017.

For the years ended December 31, 2005, 2004, and 2003, rent expense for leases was $8.0, $7.6, and $7.4, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2006 through 2010 are estimated to be $7.9, $7.7, $7.6, $7.6, and $6.1, respectively, and $33.9, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2005, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $456.1, $77.2 of which was with related parties. At December 31, 2004, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $175.3, none of which was with related parties. During 2005, $32.8 was funded to related parties under off-balance sheet commitments. In addition, in March 2006, an additional $16.0 was funded to related parties under off-balance sheet commitments.

Financial Guarantees

In the third quarter of 2005, the Company purchased a 3-year credit-linked note arrangement whereby the Company agreed to reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then recover any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2005, the maximum potential future exposure to the Company under the guarantee was $12.0.

C-53

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to the Company or certain affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Insurance and Other Regulatory Matters

The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

C-55

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

14.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2005, 2004, and 2003:

	2005	2004	2003
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale	$ (6.4)	$ 451.4	$ 517.4
Equity securities, available-for-sale	1.1	0.5	5.1
DAC/VOBA adjustment on available-for-sale securities	7.5	(258.6)	(210.7)
Sales inducements adjustment on available-for-sale securities	2.5	(6.7)	-
Other investments	(5.8)	(2.6)	(13.8)
Subtotal	(1.1)	184.0	298.0
Deferred income taxes	0.3	(66.4)	(109.9)
Net unrealized capital (losses) gains	(0.8)	117.6	188.1
Minimum pension liability, net of tax	(3.9)	(4.9)	-
Accumulated other comprehensive (loss) income	$ (4.7)	$ 112.7	$ 188.1

Changes in Accumulated other comprehensive income (loss) related to changes in net unrealized capital gains and losses on securities, including securities pledged, were as follows for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Fixed maturities, available-for-sale	$ (457.8)	$ (66.0)	$ (90.4)
Equity securities, available-for-sale	0.6	(4.6)	8.6
DAC/VOBA adjustment on available-for-sale securities	266.1	(47.9)	151.2
Sales inducements adjustment on available-for-sale securities	9.2	(6.7)	-
Other investments	(3.2)	11.2	13.4
Subtotal	(185.1)	(114.0)	82.8
Deferred income taxes	66.7	43.5	(27.9)
Net unrealized capital (losses) gains	$ (118.4)	$ (70.5)	$ 54.9

C-56

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC/VOBA and tax, related to changes in net unrealized gains and losses on securities, including securities pledged, were as follows for the years ended December 31, 2005, 2004, and 2003:

	2005		2004		2003	
Net unrealized holding (losses) gains arising during the year [1]	$	(69.2)	$	(26.8)	$	125.9
Less: reclassification adjustment for gains and other items included in net income [2]		49.2		43.7		71.0
Net unrealized (losses) gains on securities	$	(118.4)	$	(70.5)	$	54.9

(1) Pretax unrealized holding (losses) gains arising during the year were $(108.2), $(41.2), and $193.7, for the years ended December 31, 2005, 2004, and 2003, respectively.
(2) Pretax reclassification adjustments for realized gains and other items included in net income were $76.9, $67.2, and $109.2, for the years ended December 31, 2005, 2004, and 2003, respectively.

15. Reclassification and Changes to Prior Year Presentation

Statements of Cash Flows

During 2005, certain changes were made to the Statements of Cash Flows for the years ended December 31, 2004 and 2003 to reflect the correct balances, primarily related to realized gains and losses on derivatives, investment contracts, and short-term loans. The Company has labeled the Statements of Cash Flows for the years ended December 31, 2004 and 2003 as restated. The following table summarizes the adjustments:

	Previously Reported		Adjustment	Revised	
2004					
Net cash provided by operating activities	$	656.9	195.6	$	852.5
Net cash used in investing activities		(3,179.8)	(120.6)		(3,300.4)
Net cash provided by financing activities		2,666.8	(75.0)		2,591.8
2003					
Net cash provided by operating activities	$	1,228.0	(126.3)	$	1,101.7
Net cash used in investing activities		(1,607.8)	(149.6)		(1,757.4)
Net cash provided by financing activities		245.8	275.9		521.7

SEPARATE ACCOUNT B
PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

Financial Statements:

    (a)(1)   Included in Part A:

               Condensed Financial Information

       (2)   Included in Part B:

               Financial Statements of Separate Account B:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2005
- Statements of Operations for the year ended December 31, 2005
- Statements of Changes in Net Assets for the years ended December 31, 2005 and 2004
- Notes to Financial Statements

               Financial Statements of ING USA Annuity and Life Insurance Company:
- Report of Independent Registered Public Accounting Firm
- Statements of Operations for the years ended December 31, 2005, 2004 and 2003
- Balance Sheets as of December 31, 2005 and 2004
- Statements of Changes in Shareholder's Equity for the years ended December 31, 2005, 2004 and 2003
- Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
- Notes to Financial Statements

    (b)   Exhibits

       (1)   Resolution of the Board of Directors of Depositor authorizing the establishment of the Registrant • Incorporated by reference to Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on October 1, 2001 (File Nos. 333-70600, 811-5626).

       (2)   Not applicable

       (3.1)   Distribution Agreement between the Depositor and Directed Services, Inc. • Incorporated by reference to Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on October 1, 2001 (File Nos. 333-70600, 811-5626).

       (3.2)   Standard Form of Dealers Agreement • Incorporated by reference to Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on October 1, 2001 (File Nos. 333-70600, 811-5626).

(3.3)   Organizational Agreement • Incorporated by reference to Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on October 1, 2001 (File Nos. 333-70600, 811-5626).

(3.4)	Addendum to Organizational Agreement • Incorporated by reference to Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on October 1, 2001 (File Nos. 333-70600, 811-5626).
(3.5)	Expense Reimbursement Agreement • Incorporated by reference to Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on October 1, 2001 (File Nos. 333-70600, 811-5626).
(3.6)	Form of Assignment Agreement for Organizational Agreement • Incorporated by reference to Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on October 1, 2001 (File Nos. 333-70600, 811-5626).
(4.1)	Group Deferred Combination Variable and Fixed Annuity Master Contract • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 filed with the Securities and Exchange Commission on April 16, 2003 (File Nos. 333-70600, 811-5626).
(4.2)	Individual Deferred Combination Variable and Fixed Annuity Contract • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 filed with the Securities and Exchange Commission on April 16, 2003 (File Nos. 333-70600, 811-5626).
(4.3)	Deferred Combination Variable and Fixed Annuity Certificate • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 filed with the Securities and Exchange Commission on April 16, 2003 (File Nos. 333-70600, 811-5626).
(4.4)	Form of GET Fund Rider • Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on December 11, 2001 (File Nos. 333-70600, 811-5626).
(4.5)	Section 72 rider • Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on December 11, 2001 (File Nos. 333-70600, 811-5626).
(4.6)	Waiver of Surrender Charge Rider • Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on December 11, 2001 (File Nos. 333-70600, 811-5626).
(4.7	Individual Retirement Annuity Rider • Incorporated herein by reference to Post-Effective Amendment No. 34 to a Registration Statement on Form N-4 for Golden American Life Insurance Company Separate Account B filed with the Securities and Exchange Commission on April 15, 2003 (File No. 333-23351).
(4.8)	ROTH Individual Retirement Annuity Rider • Incorporated herein by reference to Post-Effective Amendment No. 34 to a Registration Statement on Form N-4 for Golden American Life Insurance Company Separate Account B filed with the Securities and Exchange Commission on April 15, 2003 (File No. 333-23351).

(4.9)	Simple Retirement Account Rider • Incorporated herein by reference to Post-Effective Amendment No. 34 to a Registration Statement on Form N-4 for Golden American Life Insurance Company Separate Account B filed with the Securities and Exchange Commission on April 15, 2003 (File No. 333-23351).
(4.10)	403(b) Rider • Incorporated herein by reference to Post-Effective Amendment No. 34 to a Registration Statement on Form N-4 for Golden American Life Insurance Company Separate Account B filed with the Securities and Exchange Commission on April 15, 2003 (File No. 333-23351).
(5)	Individual Deferred Combination Variable and Fixed Annuity Application • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 filed with the Securities and Exchange Commission on April 16, 2003 (File Nos. 333-70600, 811-5626).
(6.1)	Amended and Restated Articles of Incorporation of ING USA Annuity and Life Insurance Company, dated (01/01/04) • Incorporated by reference to Post-Effective Amendment No. 25 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company Separate Account B filed with the Securities and Exchange Commission on February 13, 2004 (File Nos. 333-28679, 811-5626).
(6.2)	Amended and Restated By-Laws of ING USA Annuity and Life Insurance Company, effective January 1, 2005 • Incorporated by reference to Registrant's Form 10-K as filed with the Securities and Exchange Commission on May 13, 2005 (File No. 33-87270).
(7)	Not applicable
(8.1)	Form of Service Agreement dated as of January 1, 1997 between Golden American Life Insurance Company and Equitable Life Insurance Company of Iowa • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-70600), as filed on October 1, 2001.
(8.2)	Service Agreement effective as of January 1, 1994 between Golden American Life Insurance Company and Directed Services, Inc. • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-70600), as filed on October 1, 2001.
(8.3)	Asset Management Agreement effective as of January 20, 1998 between Golden American Life Insurance Company and ING Investment Management LLC • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-70600), as filed on October 1, 2001.
(8.4)	Surplus Note, dated (09/30/99) between Golden American Life Insurance Company and ING American Insurance Holdings, Inc. • Incorporated by reference to the Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on October 1, 2001 (File Nos. 333-70600; 811-5626).
(8.5)	Surplus Note, dated (12/08/99) between Golden American Life Insurance Company and First Columbine Life Insurance Company • Incorporated by reference to the Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on October 1, 2001 (File Nos. 333-70600; 811-5626).

(8.6)	Reinsurance Agreement, dated (06/30/00) between Golden American Life Insurance Company and Equitable Life Insurance Company of Iowa • Incorporated by reference to the Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on October 1, 2001 (File Nos. 333-70600; 811-5626).
(8.7)	Reinsurance Agreement, effective (01/01/00) between Golden American Life Insurance Company and Security Life of Denver International Limited • Incorporated by reference to the Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on October 1, 2001 (File Nos. 333-70600; 811-5626).
(8.8)	Letter of Credit between Security Life of Denver International Limited and The Bank of New York • Incorporated by reference to the Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on October 1, 2001 (File Nos. 333-70600; 811-5626).
(8.9)	Surplus Note for $50,000,000 aggregate principal amount, dated December 29, 2004, issued by ING USA Annuity and Life Insurance Company to its affiliate, Security Life of Denver International Limited • Incorporated by reference from Exhibit 10.(q) to ING USA Annuity and Life Insurance Company's Form 10-K filed with the Securities and Exchange Commission on March 18, 2005 (File No. 033-87270; Accession No. 0000837276-05-000070).
(8.10)	Surplus Note for $175,000,000 aggregate principal amount, dated December 29, 2004, issued by ING USA Annuity and Life Insurance Company to its affiliate, ING Life Insurance and Annuity Company • Incorporated by reference from Exhibit 10.(r) to ING USA Annuity and Life Insurance Company's Form 10-K filed with the Securities and Exchange Commission on March 18, 2005 (File No. 033-87270; Accession No. 0000837276-05-000070).
(8.11)	Surplus Note for $175,000,000 aggregate principal amount, dated December 29, 2004, issued by ING USA Annuity and Life Insurance Company to its affiliate, ReliaStar Life Insurance Company • Incorporated by reference from Exhibit 10.(s) to ING USA Annuity and Life Insurance Company's Form 10-K filed with the Securities and Exchange Commission on March 18, 2005 (File No. 033-87270; Accession No. 0000837276-05-000070).
(8.12)	Standard form of Services Agreement dated January 1, 2001 by and between Golden American Life Insurance Company and ING affiliated Insurance Companies listed on Exhibit B • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-70600), as filed on December 11, 2001.
(8.13)	Standard form of Services Agreement dated January 1, 2001 by and between Golden American Life Insurance Company and ING North American Insurance Corporation, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-70600), as filed on December 11, 2001.

(8.14)   Standard form of Finance Shared Services Center Services Agreement dated September 1, 2000 by and among ING North American Insurance Corporation, Inc. and ING affiliated Insurance Companies • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-70600), as filed on December 11, 2001.

(8.15)   Participation Agreement made and entered into as of May 1, 2001 among Pilgrim Variable Products Trust, ING Pilgrim Investments, LLC, Golden American Life Insurance Company and ING Pilgrim Securities, Inc. • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 33-23351), as filed on April 29, 2002.

(8.16)   Participation Agreement made and entered into as of July 13, 2001 by and among Golden American Life Insurance Company, Pioneer Variable Contracts Trust, and Pioneer Funds Distributor, Inc. • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 33-23351), as filed on April 29, 2002.

(8.17)   Participation Agreement made and entered into as of July 20, 2001 by and among Golden American Life Insurance Company and Fidelity Distributors Corporation on behalf of each of its Variable Insurance Products Funds • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 33-23351), as filed on April 29, 2002.

(8.18)   Participation Agreement made and entered into as of July 13, 2001 by and among Golden American Life Insurance Company, AIM Variable Insurance Funds, Inc. and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 33-23351), as filed on April 29, 2002.

(8.19)   Participation Agreement effective as of July 16, 2001 by and among Golden American Life Insurance Company, and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of its series, Aetna Variable Portfolios, Inc. on behalf of its series, and Aeltus Investment Management, Inc. • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-70600), as filed on April 30, 2002.

(8.20)   Participation Agreement dated as of July 20, 2001 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.21)   Amendment dated as of January 2, 2002 to Participation Agreement dated as of July 20, 2001 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Aetna Life Insurance and Annuity Company, Aetna Insurance Company of America, Golden American Life Insurance Company and Direct Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 10, 2002.

(8.22)	Second Amendment dated December 10, 2003 to Participation Agreement dated July 20, 2001 and as amended on January 2, 2002 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING Insurance Company of America, Golden American Life Insurance Company and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 33-75988), as filed on April 13, 2004.
(8.23)	Third Amendment dated May 3, 2004 to Participation Agreement dated July 20, 2001 and as amended on January 2, 2002 and December 10, 2003 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING Insurance Company of America, Golden American Life Insurance Company and Directed Services, Inc. and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-81216), as filed on April 12, 2005.
(8.24)	Amended and Restated Administrative Services Agreement executed as of October 3, 2005, between Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 33-81216), as filed on April 11, 2006
(8.25)	Fund Participation Agreement effective July 13, 2001 between Golden American Life Insurance Company, Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) and Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-70600), as filed on April 30, 2002.
(8.26)	Amendment dated September 1, 2001 to Participation Agreement between Golden American Life Insurance Company, Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 1002), and Aetna Investment Services, LLC (to be renamed ING Financial Advisers, LLC effective May 1, 2002) • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-70600), as filed on April 30, 2002.
(8.27)	Form of Participation Agreement between Golden American Life Insurance Company and Oppenheimer Variable Account Funds • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-70600), as filed on April 30, 2002.
(9)	Opinion and Consent of Counsel
(10)	Consent of Independent Registered Public Accounting Firm
(11)	Not applicable

(12)	Not applicable
(13)	Not applicable
(14)	Powers of Attorney • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 for ING Life Insurance and Annuity Company as filed with the Securities and Exchange Commission on April 10, 2006 (File No. 333-130833).

Item 25. Directors and Officers of the Depositor*

Name and Principal Business Address	Positions and Offices with Depositor
Thomas Joseph McInerney[1]	Director and Chairman
Kathleen Ann Murphy[2]	Director
Catherine H. Smith[2]	Director
Jacques de Vaucleroy[1]	Director and Senior Vice President
David A. Wheat[1]	Director, Executive Vice President and Chief Financial Officer
Harry N. Stout[3]	President
Andrew D. Chua[4]	President, ING Institutional Markets
Steven T. Pierson[1]	Senior Vice President and Chief Accounting Officer
James R. Gelder[5]	Senior Vice President
James R. McInnis[3]	Senior Vice President
Stephen J. Preston[3]	Senior Vice President
Boyd G. Combs[1]	Senior Vice President, Tax
David S. Pendergrass[1]	Senior Vice President and Treasurer
Linda M. Beblo[3]	Vice President
Jeoffrey A. Block[6]	Vice President
Michelle Burkholder[3]	Vice President
Kevin L. Christensen[6]	Vice President
Patricia M. Corbett[6]	Vice President
Karen Czizik[4]	Vice President
Terrence O. Davis[1]	Vice President
Donald M. Desiderato[2]	Vice President

Shari A. Enger[3]	Vice President
Julie A. Foster[6]	Vice President
Saskia M. Goedhart[3]	Vice President
Steven J. Haun[6]	Vice President
Bart D. Kollen[4]	Vice President
Frederick C. Litow[1]	Vice President
William L. Lowe[2]	Vice President
Thomas A. Lutter[3]	Vice President
Paul L. Mistretta[1]	Vice President
Todd E. Nevenhoven[6]	Vice President
Laurie J. Rasanen[7]	Vice President
Matthew J. Rider[3]	Vice President
Mark A. Smith[7]	Vice President
Eric J. Steelman[3]	Vice President
Laurie M. Tillinghast[2]	Vice President
Barry G. Ward[3]	Vice President
Christopher R. Welp[6]	Vice President
Kristi L. Wohlwend[6]	Vice President
Mary A. Broesch[3]	Vice President and Actuary
Kimberly M. Curley[4]	Vice President and Actuary
Richard K. Lau[3]	Vice President and Actuary
Alice W. Su[3]	Vice President and Actuary
John R. Dobo[4]	Vice President and Chief Actuary, ING Institutional Markets

Dawn M. Peck[1]	Vice President, Assistant Treasurer and Assistant Secretary
Richard Jay Slavens[6]	Vice President, Compliance
Ira S. Braunstein[1]	Vice President, Investments
Robert P. Browne[1]	Vice President, Investments
Daniel J. Foley[1]	Vice President, Investments
Stephen E. Gallant[1]	Vice President, Investments
Christopher P. Lyons[1]	Vice President, Investments
Gregory G. McGreevey[1]	Vice President, Investments
Maurice M. Moore[1]	Vice President, Investments
Joseph J. Elmy[2]	Vice President, Tax
Joy M. Benner[5]	Secretary
Robert E. Winawer[3]	Appointed Actuary
Eric G. Banta[4]	Assistant Secretary
Jane A. Boyle[2]	Assistant Secretary
Diana R. Cavender[5]	Assistant Secretary
Linda H. Freitag[1]	Assistant Secretary
Daniel F. Hinkel[1]	Assistant Secretary
William H. Hope, II[1]	Assistant Secretary
Joseph D. Horan[1]	Assistant Secretary
Rita J. Kummer[1]	Assistant Secretary
James A. May, III[1]	Assistant Secretary
Loralee A. Renelt[5]	Assistant Secretary
Linda Ellen Senker[3]	Assistant Secretary

James Shuchart[3]	Assistant Secretary
Kimberly J. Smith[3]	Assistant Secretary
Edwina P. J. Steffer[5]	Assistant Secretary
John F. Todd[2]	Assistant Secretary
Glenn A. Black[1]	Tax Officer
Terry L. Owens[1]	Tax Officer
James H. Taylor[1]	Tax Officer

* These individuals may also be directors and/or officers of other affiliates of the Company.
1 The principal business address of these directors and these officers is 5780 Powers Ferry Road, N.W., Atlanta, Georgia 30327.
2 The principal business address of these directors and these officers is 151 Farmington Avenue, Hartford, Connecticut 06156.
3 The principal business address of these officers is 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.
4 The principal business address of these officers is 1290 Broadway, Denver, Colorado 80203.
5 The principal business address of these officers is 20 Washington Avenue South, Minneapolis, Minnesota 55401.
6 The principal business address of these officers is 909 Locust Street, Des Moines, Iowa 50309.
7 The principal business address of these officers is 2000, 21st Avenue NW, Minot, North Dakota 58703.

Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 32 to Registration Statement on Form N-4 for Variable Annuity Account C of ING Life Insurance and Annuity Company (File No. 333-81216), as filed on April 11, 2006.

Item 27.   Number of Contract Owners

As of February 28, 2006, there were 240,953 qualified contract owners and 192,664 non-qualified contract owners in ING USA's Separate Account B.

Item 28.   Indemnification

ING USA shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of ING USA as a

director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

ING USA may also, to the extent permitted by law, indemnify any other person who is or was serving ING USA in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

ING USA or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriter

(a)   At present, Directed Services, Inc. ("DSI"), the Registrant's Distributor, serves as principal underwriter for all contracts issued by ING USA Annuity and Life Insurance Company (ING USA). DSI is the principal underwriter for Separate Account A, Separate Account B, Separate Account EQ (formerly Equitable Life Insurance Company of Iowa Separate Account A) of ING USA, ReliaStar Life Insurance Company of New York Separate Account NY-B, Alger Separate Account A of ING USA and the ING Investors Trust.

(b)   The following information is furnished with respect to the officers and directors of Directed Services, Inc., the Registrant's Distributor.

Name and Principal Business Address	Positions and Offices with Principal Underwriter
James R. McInnis[1]	Director and President

Robert J. Hughes[1]	Director
Matthew J. Rider[1]	Director
Shaun P. Mathews[2]	Executive Vice President
Kimberly A. Anderson[3]	Senior Vice President
James M. Hennessy[3]	Senior Vice President
Laurie M. Tillinghast[2]	Senior Vice President
Stanley D. Vyner	Senior Vice President

230 Park Ave., 13th Floor
New York, NY 10169

Anita F. Woods[4]	Chief Financial Officer
Joseph M. O'Donnell[3]	Investment Advisory Chief Compliance Officer
Beth G. Shanker[5]	Broker Dealer Chief Compliance Officer
Julius A. Drelick, III[3]	Vice President
William A. Evans[2]	Vice President
Alyce D. (Leighton) Shaw[1]	Vice President
David S. Pendergrass[4]	Vice President and Treasurer
Dawn M. Peck[4]	Vice President, Assistant Treasurer and Assistant Secretary
James Shuchart[1]	General Counsel
Bruce Kuennen[1]	Attorney-in-Fact
Joy M. Benner[6]	Secretary
Diana R. Cavender[6]	Assistant Secretary
Randall K. Price[6]	Assistant Secretary
Loralee A. Renelt[6]	Assistant Secretary
Edwina P. J. Steffer[6]	Assistant Secretary

G. Stephen Wastek[3]   Assistant Secretary

1   The principal business address of these directors and this officer is 1475 Dunwoody Drive, West
        Chester, Pennsylvania 19380.
2.   The principal business address of these officers is 151 Farmington Avenue, Hartford, Connecticut
        06156.
3   The principal business address of this officer is 7337 E Doubletree Ranch Road, Scottsdale, Arizona
        85258.
4   The principal business address of this officer 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-
        4390.
5   The principal business of this officer is 1290 Broadway, Denver, Colorado 80203.
6   The principal business address of this officer if 20 Washington Avenue south, Minneapolis, MN
        55401.

(c)   Compensation to Principal Underwriter:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	2005 Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
DSI	$378,135,000	$0	$0	$0

Item 30.   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the
rules under it relating to the securities described in and issued under this Registration Statement are maintained
by the Depositor and located at 909 Locust Street, Des Moines, Iowa 50309, 1475 Dunwoody Drive, West
Chester, Pennsylvania 19380 and at 5780 Powers Ferry Road, N.W., Atlanta, Georgia 30327-4390, and at 151
Farmington Avenue, Hartford, Connecticut 06156.

Item 31.   Management Services

None.

Item 32.   Undertakings

Registrant hereby undertakes:

(a)   to file a post-effective amendment to this registration statement as frequently as it is necessary to
       ensure that the audited financial statements in the registration statement

are never more than 16 months old for as long as payments under the variable annuity contracts may be accepted;

(b)   to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)   to deliver any Statement of Additional Information and any financial statements required to be made available under this form N-4 promptly upon written or oral request.

The Company hereby represents:

1.   The account meets the definition of a "separate account" under federal securities laws.

2.   That the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered the expenses to be incurred and the risks assumed by the Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on the 21st day of April, 2006.


SEPARATE ACCOUNT B
(Registrant)


By: ING USA ANNUITY AND LIFE INSURANCE
        COMPANY
        (Depositor)

By: Harry N. Stout*
        Harry N. Stout
        President

As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated

Signature	Title		
Harry N. Stout*	President	)	
Harry N. Stout	(principal executive officer)	)	
		)	
Catherine H. Smith*	Director	)	April
Catherine H. Smith		)	21, 2006
		)	
Thomas J. McInerney*	Director	)	
Thomas J. McInerney		)	
		)	
Kathleen A. Murphy*	Director	)	
Kathleen A. Murphy		)	
		)	
Jacques de Vaucleroy*	Director	)	
Jacques de Vaucleroy		)	
		)	
David A. Wheat*	Director and Chief Financial Officer	)	
David A. Wheat		)	
		)	
Steven T. Pierson*	Chief Accounting Officer	)	
Steven T. Pierson		)	

By: /s/ Michael A. Pignatella
        Michael A. Pignatella
        Counsel of Depositor

*Executed by Michael A. Pignatella on behalf of those indicated pursuant to Power of Attorney

VARIABLE ANNUITY ACCOUNT B
EXHIBIT INDEX

<u>Exhibit No.</u>	<u>Exhibit</u>	
99-B.(9)	Opinion and Consent of Counsel	_____
99-B.(10)	Consent of Independent Registered Public Accounting Firm	_____